   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 2000



                                                      REGISTRATION NO. 333-50206

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         MARVELL TECHNOLOGY GROUP LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             BERMUDA                             3674                            77-0481679
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)             CLASSIFICATION                   IDENTIFICATION NO.)
                                             CODE NUMBER)

                                 RICHMOND HOUSE
                                   3RD FLOOR
                              12 PAR LA VILLE ROAD
                                 HAMILTON HM DX
                                    BERMUDA
                                 (441) 296-6395
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MATTHEW GLOSS
                               CORPORATE COUNSEL
                          MARVELL SEMICONDUCTOR, INC.
                               645 ALMANOR AVENUE

                          SUNNYVALE, CALIFORNIA 94085

                                 (408) 222-2500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                 KENNETH R. LAMB                                     STEPHEN M. BESEN
                  JOHN E. STONER                                    MALCOLM E. LANDAU
                MICHELLE A. HODGES                              WEIL, GOTSHAL & MANGES LLP
           GIBSON, DUNN & CRUTCHER LLP                               767 FIFTH AVENUE
              ONE MONTGOMERY STREET                              NEW YORK, NEW YORK 10153
         SAN FRANCISCO, CALIFORNIA 94104                              (212) 310-8000
                  (415) 393-8200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the merger described in the joint proxy statement/prospectus.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         MARVELL TECHNOLOGY GROUP LTD.
                            ------------------------

               NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
                            ------------------------


                         TO BE HELD ON JANUARY 18, 2001


                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

To all Marvell shareholders:


     Notice is hereby given that a Special General Meeting of Shareholders of Marvell Technology Group Ltd., a Bermuda corporation, will be held at the offices of Marvell Semiconductor, Inc., 525 Almanor Avenue, Sunnyvale, California 94085, on Thursday, January 18, 2001 at 3:00 p.m. local time for the following purposes:


          1. To consider and vote upon the proposal:


           - to approve and adopt the Agreement of Merger, dated as of October 16, 2000, by and among Marvell, Galileo Technology Ltd., a corporation formed under the laws of the State of Israel, and Toshack Acquisitions Ltd., a corporation formed under the laws of the State of Israel and a direct wholly-owned subsidiary of Marvell, that provides, among other things, for the merger of Toshack Acquisitions into Galileo so that Galileo becomes a wholly-owned subsidiary of Marvell;


           - to issue up to a maximum of 31,564,708 shares of Marvell common stock to Galileo shareholders in connection with the merger; and

           - to approve the assumption and adoption by Marvell of the stock option plans of Galileo; and

          2. To transact any other business that properly comes before the meeting or any adjournment or postponement of the meeting.


     Only shareholders of record on the close of business on December 8, 2000, the record date, are entitled to notice of and to vote at the special general meeting and any adjournments or postponements of the meeting. You are cordially invited to the meeting.


                                          By order of the board of directors of
                                          Marvell Technology Group Ltd.,

                                          /s/ Sehat Sutardja
                                          Sehat Sutardja
                                          Chairman of the Board
                                          and Chief Executive Officer

Sunnyvale, California

December 11, 2000



     REGARDLESS OF THE NUMBER SHARES OF MARVELL YOU OWN OR WHETHER YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. THE MERGER CANNOT BE COMPLETED UNLESS THERE IS A QUORUM PRESENT OR REPRESENTED AT THE SPECIAL GENERAL MEETING AND THE HOLDERS OF 66 2/3% OF THE MARVELL COMMON STOCK PRESENT IN PERSON OR BY PROXY AND VOTING AND 66 2/3% IN NUMBER OF RECORD SHAREHOLDERS PRESENT IN PERSON OR BY PROXY AT THE SPECIAL GENERAL MEETING APPROVE THE MERGER PROPOSAL. THEREFORE, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE. RETURNING THE PROXY CARD DOES NOT DEPRIVE YOU OF YOUR RIGHT TO ATTEND THE MEETING AND TO VOTE YOUR SHARES IN PERSON. YOUR VOTE IS VERY IMPORTANT.


     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER PROPOSAL.

                            GALILEO TECHNOLOGY LTD.
                            ------------------------

            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                            ------------------------


                         TO BE HELD ON JANUARY 18, 2001


                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

To all Galileo shareholders:


     Notice is hereby given that an Extraordinary General Meeting of Shareholders of Galileo Technology Ltd., a corporation formed under the laws of the State of Israel, will be held at the principal executive offices of Galileo, located at Moshav Manof, D.N. Misgav 20184, Israel, on Thursday, January 18, 2001 at 10:00 a.m. Israel time for the following purposes:



          1. To consider and vote upon the proposal to approve, adopt and ratify the Agreement of Merger, dated as of October 16, 2000, by and among Galileo, Marvell Technology Group Ltd., a Bermuda corporation, and Toshack Acquisitions Ltd., a corporation formed under the laws of the State of Israel and a direct wholly-owned subsidiary of Marvell, and the merger of Toshack Acquisitions into Galileo under the provisions of Israeli Companies Law-1999, so that Galileo will become a wholly-owned subsidiary of Marvell; and


          2. To transact any other business that properly comes before the extraordinary general meeting or any adjournment or postponement of the meeting.


     Only shareholders of record on the close of business on December 8, 2000, the record date, are entitled to notice of and to vote at the extraordinary general meeting and any adjournments or postponements of the meeting. You are cordially invited to the meeting. This notice supersedes and replaces the previous notice of extraordinary general meeting, dated October 17, 2000, which was mailed to Galileo shareholders on October 31, 2000.


                                          By order of the board of directors of
                                          Galileo Technology Ltd.,


                                          /s/ Avigdor Willenz
                                          --------------------------------------
                                          Avigdor Willenz
                                          Chairman of the Board
                                          and Chief Executive Officer


Moshav Manof, Israel

December 11, 2000



     REGARDLESS OF THE NUMBER OF SHARES OF GALILEO YOU OWN OR WHETHER YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. THE MERGER CANNOT BE COMPLETED UNLESS THERE IS A QUORUM PRESENT OR REPRESENTED AT THE EXTRAORDINARY GENERAL MEETING AND THE HOLDERS OF 75% OF THE GALILEO ORDINARY SHARES PRESENT AND VOTING IN PERSON OR BY PROXY AT THE MEETING VOTE FOR THE MERGER AND THE MERGER AGREEMENT. THEREFORE, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED PRE-ADDRESSED POSTAGE-PAID ENVELOPE. RETURNING THE PROXY CARD DOES NOT DEPRIVE YOU OF YOUR RIGHT TO ATTEND THE MEETING AND TO VOTE YOUR SHARES IN PERSON. YOUR VOTE IS VERY IMPORTANT.


     YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE MERGER AND THE MERGER AGREEMENT.

     PLEASE DO NOT RETURN YOUR GALILEO STOCK CERTIFICATES WITH YOUR ENCLOSED PROXY.

[Marvell Logo]                                                    [Galileo Logo]


     Marvell Technology Group Ltd., Galileo Technology Ltd. and Toshack Acquisitions Ltd., a direct wholly-owned subsidiary of Marvell, have entered into a merger agreement which provides for the merger of Toshack Acquisitions into Galileo. As a result of the merger, Galileo will become a wholly-owned subsidiary of Marvell. The boards of directors of Marvell and Galileo have unanimously approved the merger agreement. If the merger is completed:

     - each outstanding ordinary share of Galileo will be exchanged for 0.674 shares of Marvell common stock; and


     - current Marvell shareholders will continue to own their existing shares.


     Marvell will issue at least 28.9 million shares of its common stock to Galileo shareholders in the merger, which will represent approximately 25% of the outstanding shares of Marvell common stock after the merger on a fully-diluted basis. Marvell may issue as many as 31.6 million shares if all vested Galileo options are exercised prior to the merger.

     The merger cannot be completed unless both Marvell's and Galileo's shareholders approve the merger and the merger agreement. The boards of directors of Marvell and Galileo each recommend that their respective shareholders vote for approval of the merger and the merger agreement. We have scheduled shareholder meetings for you to vote on the merger and the merger agreement. YOUR VOTE IS VERY IMPORTANT. The dates, times and places of the meetings are as follows:


For Marvell shareholders:              For Galileo shareholders:
  Thursday, January 18, 2001           Thursday, January 18, 2001
  3:00 p.m. local time                 10:00 a.m. Israel time
  525 Almanor Avenue                   Galileo Technology Ltd.
  Sunnyvale, California 94085          Moshav Manof
                                       D.N. Misgav 20184
                                       Israel


     This joint proxy statement/prospectus is being furnished to Marvell and Galileo shareholders in connection with the solicitation by their respective board of directors of proxies for use at the shareholder meetings. This joint proxy statement/prospectus also constitutes the prospectus of Marvell with respect to the shares of Marvell common stock to be issued to Galileo shareholders in the merger.

     Share information for Marvell and Galileo:


          Marvell ("MRVL"):  The closing price on the Nasdaq National Market on
                             October 16, 2000, the last trading day before the transaction was announced, was $81.75 per share. The closing price on the Nasdaq National Market on December 11, 2000 was $33.0625 per share.



          Galileo ("GALT"):  The closing price on the Nasdaq National Market on
                             October 16, 2000, the last trading day before the transaction was announced, was $30.7656 per share. The closing price on the Nasdaq National Market on December 11, 2000 was $17.4375 per share.


     THIS JOINT PROXY STATEMENT/PROSPECTUS PROVIDES YOU WITH DETAILED INFORMATION CONCERNING MARVELL, GALILEO AND THE MERGER. PLEASE GIVE ALL OF THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS YOUR CAREFUL ATTENTION. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 13 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SECURITIES TO BE ISSUED IN THIS TRANSACTION OR DETERMINED THAT THIS JOINT PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER 11, 2000, AND IS FIRST BEING MAILED TO GALILEO AND MARVELL SHAREHOLDERS ON OR ABOUT DECEMBER 14, 2000.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    1
SUMMARY.....................................................    3
SELECTED CONSOLIDATED FINANCIAL DATA........................    8
COMPARATIVE MARKET PRICES AND DIVIDENDS.....................   12
RISK FACTORS................................................   13
  Risks Related to the Merger...............................   13
  Risks Related to Marvell..................................   15
  Risks Related to Galileo..................................   29
FORWARD-LOOKING STATEMENTS..................................   35
MARVELL SPECIAL GENERAL MEETING.............................   36
  General...................................................   36
  Purpose of the Special General Meeting....................   36
  Recommendation of Marvell's Board of Directors............   36
  Required Vote for Adoption of the Merger Proposal.........   36
  Record Date...............................................   37
  Quorum....................................................   37
  Proxies...................................................   37
  Revocation of Proxies.....................................   38
  Solicitation of Proxies...................................   38
GALILEO EXTRAORDINARY GENERAL MEETING.......................   39
  General...................................................   39
  Purpose of the Extraordinary General Meeting..............   39
  Recommendation of Galileo's Board of Directors............   39
  Required Vote for Adoption of the Merger and the Merger
     Agreement..............................................   39
  Record Date...............................................   40
  Quorum....................................................   40
  Proxies...................................................   40
  Revocation of Proxies.....................................   41
  Solicitation of Proxies...................................   41
  No Appraisal Rights.......................................   41
THE MERGER..................................................   42
  General...................................................   42
  Background of the Merger..................................   42
  Recommendation of the Marvell Board of Directors and
     Marvell's Reasons for the Merger.......................   45
  Recommendation of the Galileo Board of Directors and
     Galileo's Reasons for the Merger.......................   47
  Interests of Certain Persons in the Merger................   51
  Opinion of Marvell's Financial Advisor....................   52
  Opinion of Galileo's Financial Advisor....................   59
  Government and Regulatory Matters.........................   66
  Material United States Federal Income Tax Consequences of
     the Merger.............................................   68
  Material Israeli Tax Consequences of the Merger...........   70
  Restrictions on Resales by Affiliates.....................   71
  Delisting and Deregistering of Shares of Galileo; Listing
     of Marvell Common Stock Issued in Connection with the
     Merger.................................................   72
  Accounting Treatment......................................   72
  No Appraisal Rights.......................................   72
THE MERGER AGREEMENT........................................   73
  Structure of the Merger...................................   73
  Closing; Effective Time...................................   73

                                                              PAGE
                                                              ----
  Surviving Corporation.....................................   73
  Conversion of Shares......................................   73
  Fractional Shares.........................................   73
  Exchange of Certificates; Receipt of Merger
     Consideration..........................................   74
  Transfers of Shares.......................................   74
  Stock Options.............................................   74
  Representations and Warranties............................   75
  Conduct of Business of Galileo Prior to the Merger........   77
  Conduct of Business of Marvell Prior to the Merger........   79
  No Solicitation of Transactions...........................   79
  Additional Covenants......................................   81
  Conditions to Completing the Merger.......................   82
  Termination of the Merger Agreement.......................   84
  Extension, Waiver and Amendment of the Merger Agreement...   87
  Option Agreement..........................................   87
  Other Agreements Related to the Merger....................   89
  Management After the Merger...............................   90
INFORMATION ABOUT THE COMPANIES.............................   90
  Marvell...................................................   90
  Galileo...................................................   90
  Toshack Acquisitions......................................   91
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................   92
PRINCIPAL SHAREHOLDERS......................................   98
DESCRIPTION OF MARVELL CAPITAL STOCK........................  100
  Marvell Capital Stock.....................................  100
  Warrants..................................................  100
  Registration Rights.......................................  100
  Anti-Takeover Provisions..................................  101
  Transfer Agent and Registrar..............................  101
  Listing...................................................  101
COMPARISON OF SHAREHOLDERS' RIGHTS..........................  101
ADDITIONAL INFORMATION......................................  108
  Legal Matters.............................................  108
  Experts...................................................  108
  Shareholder Proposals.....................................  108
  Other Matters.............................................  108
WHERE YOU CAN FIND MORE INFORMATION.........................  108
APPENDICES
APPENDIX A -- AGREEMENT OF MERGER...........................  A-1
APPENDIX B -- STOCK OPTION AGREEMENT........................  B-1
APPENDIX C -- OPINION OF GOLDMAN, SACHS & CO. ..............  C-1
APPENDIX D -- OPINION OF SALOMON SMITH BARNEY...............  D-1
APPENDIX E -- DESCRIPTION OF MARVELL........................  E-1
APPENDIX F -- MARVELL'S FINANCIAL STATEMENTS FOR THE QUARTER
              ENDED OCTOBER 31, 2000........................  F-1

                          QUESTIONS AND ANSWERS ABOUT
                                   THE MERGER

Q. WHAT IS THE PROPOSED TRANSACTION?

A. Marvell will acquire Galileo through a merger. In the merger, Toshack Acquisitions, a direct wholly-owned subsidiary of Marvell, will merge into Galileo. As a result of the merger, Galileo will become a wholly-owned subsidiary of Marvell.

Q. WHAT WILL I RECEIVE IN THE MERGER?

A. The merger agreement provides that upon completion of the merger Galileo shareholders will be entitled to receive 0.674 shares of Marvell common stock for each outstanding ordinary share of Galileo they hold. The merger will have no effect on the number of shares of common stock of Marvell owned by Marvell shareholders.

Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A. We are working to complete the merger as quickly as possible and are currently targeting the first calendar quarter of 2001 for a closing. We expect to complete the merger soon after receiving the approval of Marvell and Galileo shareholders at the shareholder meetings held for the purpose of voting on the merger agreement, and after all necessary regulatory approvals are received and all waiting periods have expired.

Q. WHAT DO I NEED TO DO NOW?

A. After carefully reading and considering the information contained in this joint proxy statement/prospectus, please fill out and sign the enclosed proxy card, and then mail your signed proxy card in the enclosed postage-paid envelope as soon as possible so that your shares may be voted at the appropriate shareholder meeting. Your proxy card will instruct the persons named on the card to vote your shares at the appropriate shareholder meeting as you direct the shares to be voted on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted FOR approval and adoption of the merger and the merger agreement. In addition, this vote for Marvell shareholders is also a vote for the issuance of Marvell common stock to Galileo shareholders in the merger and for approval of the assumption by Marvell of the stock option plans of Galileo. YOUR VOTE IS VERY IMPORTANT.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares. If you do not instruct your broker on how to vote, your shares will not be voted. You cannot vote shares held in "street name" by returning a proxy card to Marvell or Galileo.

Q. MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A. You may change your vote at any time before your proxy is voted at the shareholder meeting. You can do this in one of three ways.

   - You can send a written notice to Marvell or Galileo, as appropriate, stating that you want to revoke your proxy.

   - You can complete and submit a new proxy card.

   - You can attend the appropriate shareholder meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting.

   If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q. WHAT VOTE IS REQUIRED FOR APPROVAL?

A. Marvell: The merger cannot be completed unless the holders of 66 2/3% of the Marvell common stock present in person or by proxy and voting and 66 2/3% in number of record shareholders present in person or by proxy at the Marvell special general meeting approve the merger proposal, with a quorum present in person or by proxy.

   Galileo: The merger and the merger agreement must be approved by holders of 75% of the Galileo ordinary shares present and voting in person or by proxy at the Galileo extraordinary general meeting, with a quorum present in person or by proxy.


Q. WHAT DOES MY BOARD OF DIRECTORS RECOMMEND?

A. The boards of directors of each of Marvell and Galileo have determined that the proposed merger is advisable and fair to, and in the best interests of, their respective companies and shareholders, and unanimously recommend that their respective shareholders vote FOR the proposal to approve the merger and the merger agreement.

Q. IF I AM A GALILEO SHAREHOLDER, HOW SHOULD I SEND IN MY STOCK CERTIFICATES?

A. Do not send your stock certificates with your proxy card. You must keep your stock certificates until after the closing of the merger, when you will receive a letter of transmittal providing instructions on how to exchange your certificates representing Galileo shares for certificates representing the Marvell shares to be received in the merger.

Q. WHO CAN HELP ANSWER MY QUESTIONS?

A. If you have more questions about the merger, you should contact:

   Marvell Shareholders:
   Marvell Investor Relations Group
   645 Almanor Avenue

   Sunnyvale, California 94085

   (408) 522-2032

   Galileo Shareholders:

   Galileo Investor Relations

   142 Charcot Avenue
   San Jose, California 95131
   (408) 367-1400

                                    SUMMARY


     This brief summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We encourage you to carefully read this entire joint proxy statement/prospectus, including the attachments and the other documents to which this joint proxy statement/prospectus refers, to fully understand our proposed merger. See "Where You Can Find More Information" on page 108.


THE COMPANIES


MARVELL TECHNOLOGY GROUP LTD. (PAGE 90)

Richmond House
3rd Floor
12 Par la Ville Road
Hamilton, HM DX
Bermuda
(441) 296-6395


     Marvell operates through its subsidiaries, Marvell Semiconductor Inc., Marvell Asia Pte. Ltd. and Marvell Japan K.K. On behalf of Marvell, Marvell Semiconductor designs, develops, and markets integrated circuits utilizing proprietary mixed signal and digital signal processing technologies for broadband communications-related markets. Marvell's proprietary custom mixed signal processing, or CMSP, technology combines custom digital signal processing algorithms to allow technology customers to store and move digital data on demand at high data access rates. Marvell initially focused its core technology on the data storage market. It more recently applied its technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. Marvell Asia and Marvell Japan sell Marvell's products and provide technical support to its customers on behalf of Marvell. In addition, in October 2000, Marvell Asia opened a new integrated circuit design center in Singapore. Marvell employs more than 300 people worldwide. Marvell Semiconductor is headquartered at 645 Almanor Avenue, Sunnyvale, California 94085, and its telephone number is (408) 222-2500.



TOSHACK ACQUISITIONS LTD. (PAGE 91)


     Toshack Acquisitions is a newly formed corporation, formed under the laws of the State of Israel, organized for the purpose of completing the proposed merger. It has engaged in no business activities and it has no assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger. Toshack Acquisitions is wholly-owned by Marvell.

GALILEO TECHNOLOGY LTD. (PAGE 90)

Moshav Manof
D.N. Misgav 20184
Israel
(408) 367-1400


     Galileo is a market leader in communications systems on silicon, and is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices serving the needs of the local area network, or LAN, the metropolitan area network, or MAN, and wide area network, or WAN, markets. Galileo is organized around two principal product groups:
Internetworking Products, consisting of system controllers and WAN communications controllers, and Switching Products, consisting of switched Ethernet controllers and switched Packet over Sonent/Asynchronous Transfer Mode, or PoS/ATM, controllers. Galileo employs more than 330 people worldwide and has business headquarters in San Jose, California and research and development headquarters in Moshav Manof, Israel.



STRUCTURE OF THE MERGER (PAGE 73)


     Toshack Acquisitions will merge into Galileo, and Galileo will continue as the surviving company of the merger. As a result of the merger, each outstanding ordinary share of Galileo will be exchanged for the right to receive 0.674 shares of Marvell common stock.

     Following the merger, Galileo shareholders will no longer have any interest in Galileo, but will have an equity stake in Marvell, regardless of whether they vote for the merger. Immediately after the merger, the former Galileo shareholders will own approximately 25% of the outstanding shares of Marvell common stock on a fully-diluted basis.

     Upon completion of the merger, Galileo shareholders must surrender their Galileo ordinary share certificates to receive new certificates representing the Marvell common stock received in the merger. You do not need to do this, however, until you receive written instructions after we have completed the merger.


     We have attached the merger agreement to this joint proxy statement/prospectus as Appendix A. The merger agreement describes the terms of the merger. Please read the merger agreement. It is the legal document that governs the merger, and its exact language prevails over the more general, abbreviated description in this joint proxy statement/prospectus.



WHAT SHAREHOLDERS WILL RECEIVE (PAGE 73)



     If the merger is completed, Galileo shareholders will receive for each outstanding ordinary share of Galileo they hold at the time of the merger 0.674 shares of Marvell common stock. The merger will have no effect on the number of shares of Marvell common stock owned by current Marvell shareholders.



GALILEO STOCK OPTIONS AND OTHER RIGHTS (PAGE 74)


     In the merger, each stock option or other right to buy Galileo ordinary shares will become an option or other right, as applicable, to buy Marvell common stock. However, each option or other right will continue to be governed by the same terms and conditions as applicable under the Galileo stock option plan or other agreement under which it was issued. The number of shares of Marvell common stock subject to each new stock option or other right, as well as the exercise price of that stock option or other right, will be adjusted to reflect the exchange ratio of 0.674 shares of Marvell common stock for each ordinary share of Galileo.


RECOMMENDATION OF THE BOARD OF DIRECTORS OF MARVELL AND GALILEO TO SHAREHOLDERS (PAGES 45 AND 47)


     The boards of directors of each of Marvell and Galileo believe that the proposed merger is advisable, and in the best interests of their respective companies and shareholders, and unanimously recommend that their respective shareholders vote FOR approval of the merger and the merger agreement.


OUR REASONS FOR THE MERGER (PAGES 45 AND 47)


     Marvell and Galileo are proposing to merge because they believe that the merger will significantly benefit their respective shareholders and customers. Marvell and Galileo believe that the combination of the two businesses will result in a company that can provide end-to-end solutions for its customers and can use its combined resources to pursue additional opportunities.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 12)


     The stock of both Marvell and Galileo are quoted on the Nasdaq National Market. On October 16, 2000, the last trading day before Galileo and Marvell announced the merger, Marvell common stock closed at $81.75 per share and Galileo ordinary shares closed at $30.7656 per share. On December 11, 2000 the latest practicable date before the printing of this joint proxy statement/prospectus, Marvell common stock closed at $33.0625 per share and Galileo ordinary shares closed at $17.4375 per share.



VOTING AGREEMENT WITH MARVELL SHAREHOLDERS (PAGE 89)


     As a condition to entering into the merger agreement, Galileo required five shareholders of Marvell who are directors and/or executive officers of Marvell and who collectively own approximately 58% of the outstanding shares of common stock of Marvell, to enter into a voting agreement in which they agreed to vote in favor of the merger.


PROXY OF GALILEO SHAREHOLDERS (PAGE 89)


     As a condition to entering into the merger agreement, Marvell required two shareholders of Galileo who are directors and executive officers of Galileo and who collectively own approximately 23.7% of the outstanding ordinary shares of Galileo, to enter into an irrevocable proxy in which they have instructed and authorized the proxy holder to vote in favor of the merger.


MANAGEMENT AFTER THE MERGER (PAGE 90)


     There will be no change in the current executive officers of Marvell as a result of the merger. However, immediately prior to the merger, the Marvell board of directors will be increased by two members. The two newly created vacancies are currently expected to be filled by Avigdor Willenz, the Chairman of the board of directors and Chief Executive Officer of Galileo, and Manuel Alba, a director of Galileo and President of Galileo Technology, Inc., a wholly-owned subsidiary of Galileo, or otherwise will be filled by two other persons selected by the board of directors of Galileo.

     After the merger, Messrs. Willenz and Alba are expected to retain their responsibilities for the oversight of Galileo's operations.


THE SHAREHOLDER MEETINGS (PAGES 36 AND 39)


     Time, Date and Place


     The Marvell shareholders meeting to vote on the merger will be held at 3:00 p.m., local time, on Thursday, January 18, 2001 at:



    Marvell Semiconductor, Inc.


    525 Almanor Avenue


    Sunnyvale, California 94085



     The Galileo shareholders meeting will be held at 10:00 a.m., Israel time, on Thursday, January 18, 2001 at:


    Galileo Technology Ltd.
    Moshav Manof
    D.N. Misgav 20184
    Israel

     Record Dates, Shares Entitled to Vote and Votes Required


     At the Marvell shareholders meeting, Marvell shareholders may cast one vote per share of Marvell common stock that they held on the close of business on December 8, 2000. On that date, 85,582,537 shares of Marvell common stock were outstanding and entitled to vote, of which 49,803,474 shares were subject to voting agreements to vote in favor of the merger. The merger proposal to be voted upon by the Marvell shareholders will require the approval by holders of 66 2/3% of the shares of Marvell common stock present in person or by proxy and voting and 66 2/3% in number of record shareholders present in person or by proxy at the Marvell special general meeting called to vote on the merger. A quorum for the special general meeting is the continuous presence of at least two shareholders representing more than 50% of the shares eligible to vote at the meeting.



     At the Galileo extraordinary shareholders meeting, Galileo shareholders may cast one vote per ordinary share of Galileo they held on the close of business on December 8, 2000. On that date, 42,982,034 ordinary shares of Galileo were outstanding and entitled to vote, of which 10,192,644 ordinary shares were subject to proxies authorizing and instructing the proxy holder to vote in favor of the merger. The proposal to approve and adopt the merger and the merger agreement requires the approval by holders of 75% of the ordinary shares of Galileo present and voting in person or by proxy at the meeting. A quorum for the meeting is at least two shareholders who hold at least 60% of the voting rights of the issued share capital of Galileo, and the quorum at any adjourned meeting is two shareholders who hold at least 34% of the voting rights of the issued share capital of Galileo.



OPINION OF MARVELL'S FINANCIAL ADVISOR (PAGE 52)


     On October 16, 2000, Goldman, Sachs & Co. delivered its oral opinion, subsequently confirmed in writing, to the board of directors of Marvell that, as of the date of such opinion, the exchange ratio of 0.674 shares of common stock of Marvell to be exchanged for each ordinary share of Galileo pursuant to the merger agreement was fair from a financial point of view to Marvell. The full text of the written opinion of Goldman Sachs, dated October 16, 2000, which identifies assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus. Shareholders of Marvell are urged to, and should, read such opinion in its entirety. The opinion of Goldman Sachs does not constitute a recommendation as to how any shareholder of Marvell should vote with respect to the merger.


OPINION OF GALILEO'S FINANCIAL ADVISOR (PAGE 59)


     On October 16, 2000, Salomon Smith Barney, Galileo's financial advisor, delivered its opinion to Galileo's board of directors that, as of the date of its opinion and subject to the considerations described in its opinion, the ratio for exchanging Marvell common stock for Galileo ordinary shares in the merger was fair from a financial point of view to Galileo's shareholders. The complete opinion of Salomon Smith Barney is attached as Appendix D. We urge you to read the opinion in its entirety.


CONDITIONS TO COMPLETING THE MERGER (PAGE 82)


     Whether we complete the merger depends on the satisfaction of a number of conditions in addition to approval of the merger by the shareholders of Marvell and Galileo. These additional conditions include the receipt of specified United States and Israeli regulatory approvals.

     However, either Marvell or Galileo could choose to complete the merger even though one or more of these conditions has not been satisfied, as long as applicable law allows them to do so. Neither Marvell nor Galileo can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.


TERMINATION OF THE MERGER AGREEMENT (PAGE 84)


     Before the merger is completed, Galileo and Marvell can mutually agree to terminate the merger agreement. Also, either party can terminate the merger agreement if either a governmental authority issues a non-appealable ruling prohibiting the merger or if the merger is not completed by March 31, 2001. Either party can decide, without the consent of the other, to terminate the merger agreement under the following circumstances:

     - if Galileo's or Marvell's shareholders do not approve the merger;

     - if Galileo's board recommends to its shareholders a proposal by a third-party to acquire Galileo;

     - if the other party has made significant misrepresentations in the merger agreement or has failed to perform its obligations under the merger agreement that significantly affect itself or the merger; or

     - if the other party ceases to use reasonable best efforts to call its shareholder meeting to approve the merger.


In addition, each party can terminate the merger agreement under the circumstances described beginning on page 84 of this joint proxy statement/prospectus.



GALILEO'S ABILITY TO RESPOND TO AN UNSOLICITED ACQUISITION PROPOSAL (PAGE 79)


     Until the merger is completed or the merger agreement is terminated, Galileo generally may not engage in or initiate discussions with a potential acquiror other than Marvell. However, if the board of directors of Galileo determines the actions are likely to lead to a superior proposal, Galileo may engage in negotiations regarding an unsolicited proposal from a potential acquiror other than Marvell if Galileo's board of directors decides in good faith, based upon advice from legal counsel, that it is necessary to do so in order to comply with its fiduciary duties and, based on consultation with Galileo's financial advisors, the potential acquiror is capable of consummating a superior proposal. Galileo may also provide the other potential acquiror with the type of due diligence information that it provided to Marvell.

     Galileo may withdraw or modify its recommendation of the merger or approve an acquisition by an acquiror other than Marvell if, after Galileo's board of directors has received an unsolicited proposal from the potential acquiror, the board decides in good faith, based upon advice from legal counsel, that it must take those actions in order to comply with its fiduciary duties. Under these circumstances, however, Galileo's board of directors must give Marvell a chance to at least match the potential acquiror's proposal. Marvell or Galileo may terminate the merger agreement if Galileo's board of directors withdraws or adversely modifies its recommendation that Galileo shareholders approve the merger with Marvell or recommends that Galileo shareholders approve a competing transaction.


LIQUIDATED DAMAGES AND PAYMENT OF EXPENSES IF THE MERGER AGREEMENT IS TERMINATED (PAGE 85)


     Galileo has agreed to pay Marvell liquidated damages of $75 million if the merger agreement is terminated for certain reasons, which generally relate to:

     - the Galileo board of directors recommending a superior acquisition proposal from a potential acquiror other than Marvell; or

     - Galileo failing to call the shareholder meeting to vote on the merger, Galileo's shareholders not approving the merger, or Galileo willfully breaching its representations in the merger agreement and, in each case, Galileo later agreeing to be acquired by another company.

     Marvell has agreed to pay Galileo liquidated damages of $80 million if the merger agreement is terminated for certain reasons, which generally relate to Marvell's board of directors failing to call the shareholder meeting to vote on the merger, Marvell's shareholders not approving the merger, or Marvell willfully breaching its representations in the merger agreement and, in each case, Marvell later agreeing to be acquired by another company.

     Upon termination of the merger agreement under specified circumstances, each of Marvell and Galileo has agreed to reimburse the other for its costs and expenses related to the merger in the amount of $5 million. Otherwise, regardless of whether the merger is completed, each of Marvell and Galileo will pay their own fees and expenses.


OPTION AGREEMENT (PAGE 87 AND APPENDIX B)


     Galileo has entered into a stock option agreement granting Marvell an option to purchase, under specified circumstances, 5,371,720 ordinary shares of Galileo or such other number as represents 12.5% of the outstanding ordinary shares of Galileo at the time of exercise. The exercise price of the option is $55.10 per share. Marvell may not exercise its option unless the merger agreement is terminated under circumstances that could obligate Galileo to pay Marvell liquidated damages.


     Under specified circumstances, Marvell may require Galileo to repurchase the option and Galileo may require Marvell to sell to Galileo any ordinary shares of Galileo received by Marvell upon its exercise of the option. Marvell may not receive total value in excess of $80 million from exercising the option and Galileo's payment of liquidated damages and expenses upon termination of the merger agreement as described above.


     We have attached the option agreement to this joint proxy statement/prospectus as Appendix B. We urge you to read the option agreement.


NO DISSENTERS' APPRAISAL RIGHTS (PAGE 72)


     Under Israeli law, holders of Galileo ordinary shares are not entitled to appraisal rights.


MATERIAL TAX CONSEQUENCES OF THE MERGER TO GALILEO SHAREHOLDERS (PAGES 68 AND
70)


     United States Tax Consequences. The exchange of Marvell common stock for Galileo ordinary shares in the merger is intended to be tax-free to Galileo shareholders for United States federal income tax purposes. Galileo shareholders will, however, recognize gain or loss with respect to any cash received for fractional shares.

     Israeli Tax Consequences. Israeli law generally imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. Nevertheless, assuming that Galileo qualifies as an "Industrial Company" under Israeli law, holders of Galileo's ordinary shares who have acquired their shares at the time of the initial public offering of Galileo, or any time thereafter, will be exempt from Israeli capital gains tax in connection with the exchange of Galileo's ordinary shares for Marvell's common stock pursuant to the merger agreement, unless trading in securities is their business, as defined under applicable Israeli law, or unless such shareholders are subject to the Israeli Inflationary Adjustments Law 1985. Galileo believes that it is currently an "Industrial Company" under Israeli law.

     THIS TAX TREATMENT MAY NOT APPLY TO EVERY GALILEO SHAREHOLDER. DETERMINING YOUR ACTUAL TAX CONSEQUENCES OF THE MERGER MAY BE COMPLICATED. THEY WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON VARIABLES NOT WITHIN OUR CONTROL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO YOU.


ACCOUNTING TREATMENT (PAGE 72)


     Marvell will account for the merger as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. Accordingly, Marvell will make a determination of the fair value of Galileo's assets and liabilities and allocate the purchase price on its books to the acquired assets.


MATERIAL DIFFERENCES IN RIGHTS OF SHAREHOLDERS (PAGE 101)


     Galileo and Marvell are incorporated in different countries having different corporate laws. In addition, the governing documents of each company vary. As a result, Galileo shareholders will have different rights as a Marvell shareholder than those as a Galileo shareholder.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following tables show summarized historical and unaudited pro forma financial data for Marvell and Galileo. Per share data have been adjusted for Galileo's stock dividend distributed on September 20, 1999.


SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA -- MARVELL


     The following selected consolidated financial data for Marvell should be read in conjunction with, and are qualified by reference to, Marvell's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this joint proxy statement/prospectus. The statements of operations data for the years ended January 31, 1998, 1999 and 2000, and the balance sheet data as of January 31, 1999 and 2000, are derived from, and are qualified by reference to, Marvell's audited consolidated financial statements which are included elsewhere in this joint proxy statement/prospectus. The statements of operations data for the years ended January 31, 1996 and 1997, and the balance sheet data as of January 31, 1996, 1997 and 1998, are derived from financial statements that are not included in this joint proxy statement/prospectus. The statements of operations data for the nine months ended October 31, 1999 and 2000, and the balance sheet data as of October 31, 2000, are derived from Marvell's unaudited financial statements which are included elsewhere in this joint proxy statement/prospectus. In the opinion of Marvell's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Marvell's results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See Note 1 of the notes to Marvell's consolidated financial statements for an explanation of the determination of the number of shares used to compute per share amounts.


                         MARVELL TECHNOLOGY GROUP LTD.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                               NINE MONTHS ENDED
                                                                  FISCAL YEARS ENDED JANUARY 31,                  OCTOBER 31,
                                                        --------------------------------------------------    -------------------
                                                         1996       1997       1998       1999      2000       1999        2000
                                                        -------    -------    -------    -------   -------    -------    --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenues........................................    $   210    $   190    $   625    $21,253   $81,375    $54,379    $ 98,051
Operating income (loss).............................       (374)    (2,246)    (7,404)      (550)   17,096     13,057       3,141
Net income (loss)...................................       (355)    (2,153)    (7,444)      (959)   13,070      9,886       4,490
Earnings (loss) per share:
  Basic.............................................    $ (0.02)   $ (0.08)   $ (0.24)   $  0.03   $  0.32    $  0.25    $   0.07
  Diluted...........................................    $ (0.02)   $ (0.08)   $ (0.24)   $ (0.03)  $  0.16    $  0.12    $   0.05
Average common shares:
  Basic.............................................     20,738     25,593     30,436     32,470    41,094     39,188      60,343
  Diluted...........................................     20,738     25,593     30,436     32,470    81,545     80,413      90,667



                                                                                AS OF JANUARY 31,
                                                                --------------------------------------------------    OCTOBER 31,
                                                                 1996       1997       1998       1999      2000         2000
                                                                -------    -------    -------    -------   -------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $ 1,264    $ 4,763    $ 3,307    $ 5,515   $16,600     $115,824
Working capital.............................................      1,188      4,426      2,682      6,865    22,611      122,502
Total assets................................................      1,364      5,267      5,291     16,563    46,500      170,796
Notes payable to bank and capital lease obligations, less
  current portion...........................................         30         --         21        897        36           --
Mandatorily redeemable convertible preferred stock..........      1,383      7,176     13,465     17,524    22,353           --
Total shareholders' equity (deficit)........................       (126)    (2,289)    (9,578)    (9,350)    7,940      138,741

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA -- GALILEO


     The following selected consolidated financial data for Galileo should be read in conjunction with, and are qualified by reference to, Galileo's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this joint proxy statement/ prospectus. See "Where You Can Find More Information" on page 108. The statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999, are derived from, and are qualified by reference to, Galileo's audited consolidated financial statements which are incorporated by reference in this joint proxy statement/prospectus. The statements of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from audited consolidated financial statements of Galileo not included or, alternatively, incorporated by reference in this joint proxy statement/prospectus. The statements of operations data for the nine months ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 2000, are derived from Galileo's unaudited consolidated financial statements which are incorporated by reference in this joint proxy statement/prospectus. In the opinion of Galileo's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Galileo's results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See Note 1 of the notes to Galileo's consolidated financial statements for an explanation of the determination of the number of shares used to compute per share amounts.


                            GALILEO TECHNOLOGY LTD.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                                               NINE MONTHS ENDED
                                                                 FISCAL YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenues.........................................  $    843   $  6,462   $ 36,505   $ 51,643   $ 79,717   $ 55,447   $ 73,256
Operating income (loss)..............................    (1,660)    (1,098)     8,938     12,056     22,820     15,694     11,244
Net income (loss)....................................    (1,590)      (948)    10,336     15,450     26,109     18,154     14,401
Earnings (loss) per share:
  Basic..............................................  $  (0.08)  $  (0.04)  $   0.32   $   0.38   $   0.63   $   0.44   $   0.34
  Diluted............................................  $  (0.08)  $  (0.04)  $   0.27   $   0.36   $   0.58   $   0.41   $   0.32
Average ordinary shares used in computing earnings
  (loss) per share:
  Basic..............................................    20,648     21,132     31,896     40,698     41,233     41,059     42,543
  Diluted............................................    20,648     21,132     38,024     42,614     44,845     44,676     45,401



                                                                              AS OF DECEMBER 31,
                                                             ----------------------------------------------------   SEPTEMBER 30,
                                                               1995       1996       1997       1998       1999         2000
                                                             --------   --------   --------   --------   --------   -------------
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $  2,156   $  5,332   $ 43,887   $ 45,607   $ 42,648     $ 71,483
Short-term investments.....................................     1,000      2,304     27,349     40,838     63,005       39,946
Working capital............................................     2,674      6,143     70,372     84,445    112,038      114,895
Total assets...............................................     4,209     12,712     82,492    102,921    140,738      167,467
Total shareholders' equity.................................     3,155      7,366     72,998     89,799    121,305      139,918


SELECTED PRO FORMA COMBINED CONSOLIDATED FINANCIAL DATA


     The following unaudited selected pro forma consolidated financial data combines Marvell's historical results for the nine months ended October 31, 2000 and the fiscal year ended January 31, 2000 with Galileo's for the nine months ended September 30, 2000 and the fiscal year ended December 31, 1999, giving effect to the merger as if it had occurred as of the beginning of each period for statements of operations purposes and on October 31, 2000 for balance sheet purposes. See the narrative under "-- Unaudited Comparative Historical and Pro Forma Per Share Data" on page 11 for a discussion of significant assumptions and other information related to the selected pro forma financial data. This pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Marvell and Galileo actually been combined during the periods presented, or results that may be achieved in the future.

     The allocation of the purchase price will be finalized following consummation of the merger. Based on an analysis of fair value, the excess of the purchase price over the net tangible assets on Galileo's balance sheet will then be allocated to identifiable intangible assets and goodwill. Marvell is currently gathering the data necessary for determining the value of identifiable intangible assets, including in-process research and development. For both in-process and developed technology, Marvell's data gathering efforts are focused on determining Galileo's forecasted revenues and costs as well as the stage of completion or remaining product life by individual project or product.

     Marvell will acquire Galileo's technology in the merger. The principal products that use Galileo's technology relate to digital semiconductor devices that provide connections for high speed networking applications, in which voice, video and data are handled seamlessly using Internet Protocol techniques.

     We assumed the total amount of goodwill and identifiable intangible assets to be $1.9 billion and to have an average useful life of approximately five years. Because the valuation analysis has not been completed, the actual amount of goodwill and identifiable intangible assets, and the related average useful life, could vary from these assumptions.

                         MARVELL TECHNOLOGY GROUP LTD.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                      NINE MONTHS
                                                                 YEAR ENDED              ENDED
                                                              JANUARY 31, 2000     OCTOBER 31, 2000
                                                              -----------------    -----------------
PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS DATA:
Net revenue.................................................      $ 161,092           $  171,307
Net loss....................................................       (447,200)            (345,893)
Net loss per share, basic and diluted.......................      $   (6.38)          $    (3.87)



                                                                                   OCTOBER 31, 2000
                                                                                   -----------------
PRO FORMA COMBINED CONDENSED BALANCE SHEET DATA:
Cash and cash equivalents......................................................       $  187,307
Short-term investments.........................................................           39,946
Working capital................................................................          208,357
Total assets...................................................................        2,273,467
Total shareholders' equity.....................................................        2,181,733

UNAUDITED COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

     The following table shows information about our historical income per common share and book value per share, and similar information reflecting the completion of our proposed merger, which we refer to as "pro forma" information.


     We used an exchange ratio of 0.674 shares of Marvell common stock for each ordinary share of Galileo in computing the pro forma combined and equivalent pro forma combined per share data, after adjusting for Galileo's stock dividend distributed on September 20, 1999. All Galileo historical and pro forma combined per share results reflect the effects of this stock dividend.



     The combined pro forma information in the following table was prepared using a number of assumptions. We assumed the value of Marvell shares to be issued for outstanding Galileo shares to be $2.1 billion, based on 43.0 million Galileo shares outstanding and the conversion value of a Galileo share at the time of the merger agreement on October 16, 2000. We increased this by approximately $331.7 million for the value of all outstanding Galileo options and estimated transaction costs of $32.1 million giving a total purchase price of $2.4 billion.


                      UNAUDITED COMPARATIVE PER SHARE DATA
                             OF MARVELL AND GALILEO


                                                              FISCAL YEAR ENDED   NINE MONTHS ENDED
                                                              JANUARY 31, 2000    OCTOBER 31, 2000
                                                              -----------------   -----------------
MARVELL TECHNOLOGY GROUP LTD.
  HISTORICAL PER COMMON SHARE DATA:
     Basic earnings per share...............................       $ 0.32              $ 0.07
     Diluted earnings per share.............................       $ 0.16              $ 0.05
     Book value per share(1)................................       $ 0.16              $ 1.62
MARVELL TECHNOLOGY GROUP LTD.
  UNAUDITED PRO FORMA COMBINED PER COMMON SHARE DATA:
     Basic earnings per share...............................       $(6.38)             $(3.87)
     Diluted earnings per share.............................       $(6.38)             $(3.87)
     Book value per share(2)................................           --              $19.06



                                                                 YEAR ENDED       NINE MONTHS ENDED
                                                              DECEMBER 31, 1999   SEPTEMBER 30, 2000
                                                              -----------------   ------------------
GALILEO TECHNOLOGY LTD.
  HISTORICAL PER SHARE DATA:
     Basic earnings per share...............................       $ 0.63               $ 0.34
     Diluted earnings per share.............................       $ 0.58               $ 0.32
     Book value per share(1)................................       $ 2.89               $ 3.26
GALILEO TECHNOLOGY LTD.
  UNAUDITED EQUIVALENT PRO FORMA PER SHARE DATA:
     Basic earnings per share(3)............................       $(4.30)              $(2.61)
     Diluted earnings per share(3)..........................       $(4.30)              $(2.61)
     Book value per share(3)................................           --               $12.85


------------------

(1) The historical book value per share is computed by dividing total shareholders' equity by the number of shares of common stock outstanding at the end of the period.

(2) The pro forma combined book value per Marvell share is computed by dividing total pro forma shareholders' equity by the pro forma number of shares of common stock outstanding at the end of the period.

(3) Equivalent pro forma share amounts are calculated by multiplying the pro forma combined net loss per share and the pro forma book value per share of Marvell by the exchange ratio of 0.674.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

MARKET PRICES

     Marvell common stock is listed on the Nasdaq National Market under the symbol "MRVL." Galileo ordinary shares are listed on the Nasdaq National Market under the symbol "GALT."

     The following table shows the high and low intra-day sale prices for the calendar quarters shown for both Marvell common stock and Galileo ordinary shares on the Nasdaq National Market.

     Prior to the commencement of trading in connection with its initial public offering on June 27, 2000, there was no public market for Marvell common stock. As such, the following table contains no market price information for Marvell prior to the second calendar quarter of 2000.

     Galileo distributed a stock dividend of one ordinary share for each outstanding ordinary share prior to the opening of the market on September 20, 1999. The reported per share intra-day sale prices of Galileo have been adjusted for the effect of the stock dividend.


                                                      MARVELL                   GALILEO
                                               ----------------------    ----------------------
                                                 HIGH          LOW         HIGH          LOW
                                               ---------    ---------    ---------    ---------
Calendar 1998
  First Quarter..............................         --           --    $ 21.0000    $ 13.3125
  Second Quarter.............................         --           --    $ 16.8750    $  4.8750
  Third Quarter..............................         --           --    $  7.5000    $  4.5000
  Fourth Quarter.............................         --           --    $ 13.5625    $  3.3125
Calendar 1999
  First Quarter..............................         --           --    $ 14.9063    $ 8.75000
  Second Quarter.............................         --           --    $ 23.5000    $ 10.6250
  Third Quarter..............................         --           --    $ 34.5625    $ 22.3750
  Fourth Quarter.............................         --           --    $ 31.3750    $ 17.5000
Calendar 2000
  First Quarter..............................         --           --    $ 30.5000    $ 13.1250
  Second Quarter.............................  $ 63.3125    $ 47.4844    $ 23.9375    $ 12.5625
  Third Quarter..............................  $109.7500    $ 41.6250    $ 35.2500    $ 16.6250
  Fourth Quarter (through December 11,
     2000)...................................  $ 92.5000    $ 25.0000    $ 34.8125    $ 12.9375


RECENT CLOSING PRICES


     On October 16, 2000, the last trading day immediately before the public announcement of the merger, the closing price of Marvell common stock on the Nasdaq National Market was $81.75 per share, and the closing price of ordinary shares of Galileo was $30.7656 per share. On December 11, 2000, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the closing price of Marvell common stock on the Nasdaq National Market was $33.0625 per share and the closing price of ordinary shares of Galileo was $17.4375 per share. Following the merger, ordinary shares of Galileo will cease to be traded on the Nasdaq National Market and will represent only the right to receive shares of Marvell common stock under the terms and conditions of the merger agreement.


     Because the market price of Marvell common stock is subject to fluctuation, the market value of the shares of Marvell common stock that holders of ordinary shares of Galileo will receive in the merger may increase or decrease before and after the merger. See "Risk Factors" beginning on page 13. Shareholders are urged to obtain current market quotations for Marvell common stock and ordinary shares of Galileo.

DIVIDENDS

     Neither Marvell nor Galileo have ever declared or paid a cash dividend on their common stock and ordinary shares, respectively, and do not anticipate paying any cash dividends in the foreseeable future. In addition, the merger agreement prohibits both Marvell and Galileo from declaring or paying dividends on their shares without the consent of the other until the completion of the merger or termination of the merger agreement.

                                  RISK FACTORS

     You should consider the following risk factors, together with the other information included and incorporated by reference in this joint proxy statement/prospectus, in deciding whether to approve the merger. Galileo shareholders, by voting in favor of the merger and electing to receive shares of Marvell common stock in the merger, will be choosing to invest in Marvell common stock. An investment in Marvell common stock involves a high degree of risk.

                          RISKS RELATED TO THE MERGER

THERE IS A FIXED EXCHANGE RATIO OF MARVELL COMMON STOCK FOR GALILEO SHARES AND CHANGES IN THE MARKET VALUE OF MARVELL COMMON STOCK COULD ADVERSELY AFFECT THE VALUE GALILEO SHAREHOLDERS RECEIVE FOR SHARES OF GALILEO.

     Under the terms of the merger agreement, Marvell will issue 0.674 shares of its common stock for each Galileo ordinary share outstanding at the time of the merger. There will be no adjustment of this exchange ratio based on changes to the market price of either the ordinary shares of Galileo or the Marvell common stock, and Galileo is not permitted to "walk away" from the merger or resolicit the vote of its shareholders solely because of changes in the market price of the Marvell common stock.

     Before and after the merger, the trading price of Marvell common stock will be subject to change. The price of Marvell common stock has experienced significant volatility and could experience significant volatility in the future for the following reasons, among others:

     - actual or anticipated fluctuations in Marvell's sales and operating results;

     - variations between Marvell's actual or anticipated financial results and the published expectations of analysts;

     - general conditions in the data storage and data communications industries;

     - announcements by Marvell or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures and capital commitments;

     - introduction of technologies or product enhancements that reduce the need for Marvell's products;

     - general economic and political conditions;

     - departures of key personnel;

     - sales of Marvell's common stock in the future; and


     - the other factors listed below under the caption "-- Risks Related to Marvell."



     Since the announcement of the merger, the trading prices of both Marvell common stock and Galileo ordinary shares have decreased; as of December 11, 2000, the last practical trading day before the printing of this joint proxy statement/prospectus, the closing price of Marvell common stock was $33.0625 and the closing price of Galileo ordinary shares was $17.4375. Prior to the appropriate shareholder meeting, you should obtain recent market quotations for the Marvell common stock and the Galileo ordinary shares.


     In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many technology companies in particular, and these fluctuations have often been unrelated to the operating performance of these companies. Consequently, no prediction can be made as to the exact value that Galileo's shareholders will receive, and the market value of Marvell common stock issued in connection with the merger may be lower than the market price of Galileo shares at the time the merger agreement was entered into or the time of the appropriate shareholders meeting.

MARVELL SHAREHOLDERS AND GALILEO SHAREHOLDERS MAY EXPERIENCE LOWER RETURNS ON THEIR INVESTMENT AFTER THE MERGER.



     Marvell shareholders and Galileo shareholders may receive a lower return on their investment after the merger than if the merger does not occur. A lower return could occur, for example, if the combined company does not achieve the anticipated operating and strategic benefits of the merger, or if the combined company does not otherwise achieve its business objectives and the market price for Marvell's stock is adversely affected. Also, the issuance of Marvell common stock in the merger will result in substantial dilution and this could hurt its market price.


MARVELL AND GALILEO MAY NOT SUCCESSFULLY INTEGRATE THEIR BUSINESS OPERATIONS AFTER THE MERGER, WHICH COULD HARM MARVELL'S OPERATING RESULTS AND SHARE PRICE.

     Integrating the operations of Galileo with those of Marvell after the merger may be difficult, time consuming and costly. The integration of operations may distract management from the day-to-day business of the combined company after the merger. After the merger has been completed, Marvell must successfully integrate, among other things:

     - product offerings;

     - product development, sales and marketing;

     - customer service functions;

     - human resources and other administrative functions;

     - research and development; and

     - management information systems.


     Among the challenges in integrating the companies is demonstrating to their respective customers that the merger will not result in an adverse change in business focus and persuading each company's personnel that each company's business cultures are compatible. In addition, Galileo operates in locations in which Marvell does not currently operate. Therefore, to successfully integrate Galileo's operations, Marvell will need to retain management, key employees and business partners of Galileo. If we are not able to effectively integrate our operations, technology and personnel in a timely and efficient manner, then we will not realize the benefits we expect from the merger. In particular, if the integration is not successful:


     - our operating results may be harmed;

     - the combined company may lose key personnel;

     - we may not be able to retain or expand our market position; and

     - the market price of Marvell common stock may decline.

MARVELL COULD LOSE KEY GALILEO PERSONNEL WHO ARE NECESSARY TO ACHIEVE THE BENEFITS THAT MARVELL AND GALILEO EXPECT TO REALIZE FROM THE MERGER.

     The merger could lead to the loss of key Galileo personnel. Galileo's contribution to the combined company's success will depend in part on the continued service of key groups of Galileo personnel. If one or more of Galileo's technical, sales or management personnel leaves after we complete the merger, Galileo's business could be seriously harmed, and we may not be able to achieve the benefits we expect to realize from the merger. Galileo employees are employed "at will," which means the employees have not committed to stay employed with Galileo for any specific period.

FAILURE TO COMPLETE THE MERGER COULD BE COSTLY TO MARVELL AND GALILEO AND THEIR RESPECTIVE SHAREHOLDERS.

     If the merger is not completed:

     - Galileo may be required to pay Marvell an expense reimbursement of $5 million and, in some instances if an acquisition or other similar transaction involving Galileo potentially exists or occurs, liquidated damages of $75 million;

     - Marvell may be required to pay Galileo an expense reimbursement of $5 million and, in some instances if an acquisition or other similar transaction involving Marvell potentially exists or occurs, liquidated damages of $80 million;

     - in some instances if an acquisition or other similar transaction involving Galileo potentially exists or occurs, Marvell's option to purchase up to 5,371,720 shares of Galileo may become exercisable;

     - the price of Marvell and Galileo shares may decline, assuming that current market prices reflect a market assumption that the merger will be completed; and

     - each company must still pay its costs related to the merger, such as legal, accounting and financial advisory fees.

     Furthermore, if the merger agreement is terminated and Marvell exercises its option to purchase ordinary shares of Galileo, Galileo may not be able to account for a future merger transaction as a pooling of interests.

                            RISKS RELATED TO MARVELL

     A number of factors may cause significant quarterly and annual fluctuations in Marvell's business both before and after the merger. Many of these factors are beyond Marvell's control, including business cycles and seasonal trends of the computing, semiconductor and related industries.

MARVELL HAS ONLY RECENTLY BEGUN OFFERING FOR SALE ITS FIRST DATA COMMUNICATIONS PRODUCTS. MARVELL'S FUTURE SUCCESS IS DEPENDENT ON ITS ABILITY TO ACHIEVE RAPID AND WIDESPREAD MARKET ACCEPTANCE FOR THESE PRODUCTS AND OTHER DATA COMMUNICATIONS PRODUCTS IT DEVELOPS AND OFFERS FOR SALE.


     Prior to March 2000, all of Marvell's products were sold for use in data storage devices, a market where Marvell expects its rate of sales growth to slow considerably in fiscal 2001 and beyond. In March 2000, Marvell shipped and generated revenue from its first high speed, or broadband, data communications product, an Ethernet product for Fast Ethernet applications. In May 2000, Marvell introduced its Alaska(TM) Gigabit Ethernet over copper transceiver, which began shipping and generating revenue in July 2000. Ethernet is the predominant networking protocol, or format, for connecting devices at data rates of 10, 100 and 1,000 megabits per second. Ethernet connecting devices at data rates of 100 megabits per second are known as Fast Ethernet, and Ethernet connecting devices at data rates of 1,000 megabits per second are known as Gigabit Ethernet. Marvell is developing other broadband data communications products, including multi-port count Gigabit switch products. Marvell has a limited history in developing, marketing and selling its products in the broadband data communications market. Even if Marvell successfully develops and manufactures products for this market, it may not achieve market acceptance in the near term or at all. If Marvell's Fast Ethernet products or other broadband data communications products do not achieve rapid and widespread market acceptance, Marvell's growth prospects could be seriously harmed.


MARVELL HAS DEPENDED ON SALES OF ITS READ CHANNEL AND PREAMPLIFIER PRODUCTS FOR SUBSTANTIALLY ALL OF ITS REVENUE TO DATE, AND SIGNIFICANT REDUCTIONS IN ORDERS FOR THESE PRODUCTS, OR THE DATA STORAGE DEVICES INTO WHICH SUCH PRODUCTS ARE INCORPORATED, WOULD SIGNIFICANTLY REDUCE MARVELL'S REVENUES.

     Substantially all of Marvell's revenue to date has been derived from sales of its read channel and preamplifier products. A read channel transmits and receives the analog data that is stored on a magnetic disk and converts it to and from digital data for use in computing systems. A preamplifier amplifies the low level electrical signal transmitted to and from the recording mechanisms in a disk drive device. In fiscal 1999 and 2000, Marvell experienced rapid growth in sales of its data storage products and anticipates its rate of sales growth for these products will continue to slow considerably in 2001 and beyond. Unless Marvell is able to diversify its sales through the introduction of new products, it will continue to be dependent on sales of its read channel and preamplifier products. Marvell's read channel and preamplifier products are incorporated into data storage devices by its customers primarily for sale to the personal computer and computer server markets. Any reduction in the demand for data storage devices that incorporate Marvell's products would likely result in reduced demand for its products and would harm its sales. The data storage market is rapidly evolving and is subject to substantial fluctuation. For example, the data storage market may be affected by:


     - shifts in market share among data storage device manufacturers, driven by technological advances, price reductions, the level of end-user satisfaction with the data storage devices and the level of support provided to the end-users; and

     - fluctuations in the market for computing devices and products containing data storage devices.

MARVELL DEPENDS ON A SMALL NUMBER OF LARGE CUSTOMERS FOR A SUBSTANTIAL MAJORITY OF ITS SALES. THE LOSS OF, OR A SIGNIFICANT REDUCTION OR CANCELLATION IN SALES TO, ANY KEY CUSTOMER WOULD SERIOUSLY HARM MARVELL'S ABILITY TO GROW AND BE PROFITABLE.


     In fiscal 2000, Marvell's five largest customers accounted for approximately 98% of its sales. Of these customers, Samsung accounted for 36%, Seagate for 24%, Hitachi for 14%, Fujitsu for 14% and Toshiba for 10%. In the first nine months of fiscal 2001, these same customers accounted for approximately 89% of Marvell's sales. Of these customers, Samsung accounted for 35%, Seagate for 23%, Fujitsu for 13%, Hitachi for 11% and Toshiba for 7%. Sales to these large customers have fluctuated significantly from period to period, primarily due to the timing and number of design wins with each customer, and will likely continue to fluctuate dramatically in the future. The loss of any of Marvell's largest customers, or a significant reduction in sales it makes to them, or any problems Marvell encounters collecting amounts from them, would likely seriously harm Marvell's results of operations and financial condition. Marvell's operating results in the foreseeable future will continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate Marvell's products. In the future, these customers may decide not to purchase Marvell's products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way, particularly because:


     - Marvell does not have any long-term purchase arrangements or contracts with these or any of its other customers or exclusive arrangements with any customers;

     - substantially all of Marvell's sales are made on a purchase order basis, which permits its customers to cancel, change or delay product purchase commitments with little or no notice to Marvell and without penalty; and

     - Marvell's customers purchase integrated circuits from its competitors.

     Marvell's customers may also discontinue sales in the markets for which they purchase Marvell's products. For example, in fiscal 1999 two of Marvell's major customers in fiscal 1998 discontinued sales in the disk drive market, which led to a shift in the composition of Marvell's major customers.

IF MARVELL IS UNABLE TO DEVELOP NEW AND ENHANCED PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE IN A TIMELY MANNER, ITS OPERATING RESULTS AND COMPETITIVE POSITION WILL BE HARMED.

     Marvell's future success will depend on its ability, in a timely and cost-effective manner, to develop new products for the broadband data communications markets and to introduce product enhancements to its read channel and preamplifier products. Marvell must also achieve market acceptance for these products and enhancements. If Marvell does not successfully develop and achieve market acceptance for new and enhanced products, its ability to maintain or increase revenues will suffer. The development of Marvell's products is highly complex. Marvell occasionally has experienced delays in completing the development and introduction of new products and product enhancements, and it could experience delays in the future. In particular, Marvell has a limited history in developing products for the broadband data communications market and may encounter technical difficulties in developing Gigabit Ethernet, 10Gigabit fiber optic or other products for this market that could prevent or delay the successful introduction of these products. Unanticipated problems in developing broadband data communications products could also divert substantial engineering resources, which may impair Marvell's ability to develop new products and enhancements for the data storage market, and could substantially increase its costs. Even if the new and enhanced products are introduced to the market, Marvell may not be able to achieve market acceptance of these products in a timely manner.


     Successful product development and market acceptance of Marvell's products depends on a number of factors, including:

     - timely and cost-effective completion and introduction of new product designs;

     - adoption of Marvell's products by customers that are among the first to adopt new technologies and by customers perceived to be market leaders;

     - timely qualification and certification of Marvell's products for use in its customers' products;

     - the level of acceptance of Marvell's products by existing and potential customers;

     - cost and availability of foundry, assembly and testing capacity;

     - availability, price, performance, power, use and size of Marvell's products and competing products and technologies;

     - Marvell's customer service and support capabilities and responsiveness;

     - successful development of Marvell's relationships with existing and potential customers and strategic partners; and

     - Marvell's ability to predict and respond to changes in technology, industry standards or end-user preferences.

MARVELL IS A RELATIVELY SMALL COMPANY WITH LIMITED RESOURCES COMPARED TO SOME OF ITS CURRENT AND POTENTIAL COMPETITORS, AND MARVELL MAY NOT BE ABLE TO COMPETE EFFECTIVELY AND INCREASE OR MAINTAIN REVENUES AND MARKET SHARE.

     Marvell may not be able to compete successfully against current or potential competitors. If Marvell does not compete successfully, its market share and revenues may not increase or may decline. In addition, some of Marvell's current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than Marvell. As a result, these competitors may have greater credibility with Marvell's existing and potential customers. Moreover, Marvell's competitors may foresee the course of market developments more accurately than Marvell. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than Marvell, which would allow them to respond more quickly than Marvell to new or emerging technologies or changes in customer requirements. In addition, new competitors or alliances among existing competitors could emerge. Marvell expects to face competition in the future from its current competitors, other manufacturers and designers of integrated circuits, and innovative start-up integrated circuit design companies. Many of Marvell's customers are also large, established integrated circuit suppliers. Marvell's sales to and support of such customers may enable them to become a source of competition to Marvell, despite Marvell's efforts to protect its intellectual property rights.


     As Marvell has entered the broadband data communications market, it has faced competition from a number of additional competitors who have a longer history of serving that market. Many of these competitors have established reputations in that market and long-standing relationships with the customers to whom Marvell intends to sell its products that could prevent Marvell from competing successfully. Competition could increase pressure on Marvell to lower its prices and lower its margins.

DUE TO MARVELL'S LIMITED OPERATING HISTORY, IT MAY HAVE DIFFICULTY IN ACCURATELY PREDICTING ITS FUTURE SALES AND APPROPRIATELY BUDGETING FOR ITS EXPENSES, AND IT MAY NOT BE ABLE TO MAINTAIN ITS EXISTING GROWTH RATE.

     Marvell was incorporated in 1995, did not begin generating any meaningful sales until June 1998 and did not become profitable on an annual basis until fiscal 2000. This limited operating experience, combined with the rapidly changing nature of the markets in which Marvell sells its products, limits its ability to accurately forecast quarterly or annual sales. Additionally, because many of Marvell's expenses are fixed in the short term or incurred in advance of anticipated sales, it may not be able to decrease its expenses in a timely manner to offset any shortfall of sales. Marvell is currently expanding its staffing and increasing its expense levels in anticipation of future sales growth. If Marvell's sales do not increase as anticipated, significant losses could result due to its higher expense levels.

     Although Marvell has experienced sales and earnings growth in prior quarterly and annual periods, it may not be able to sustain these growth rates. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of Marvell's future performance.

BECAUSE MARVELL DOES NOT HAVE LONG-TERM COMMITMENTS FROM ITS CUSTOMERS, IT MUST ESTIMATE CUSTOMER DEMAND, AND ERRORS IN ITS ESTIMATES CAN HAVE NEGATIVE EFFECTS ON ITS INVENTORY LEVELS AND SALES.

     Marvell's sales are made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, Marvell's customers may cancel or defer purchase orders. Marvell has historically placed firm orders for products with its suppliers up to 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, Marvell's order volumes are based on its forecasts of demand from its customers. This process requires Marvell to make multiple demand forecast assumptions, each of which may introduce error into its estimates. If Marvell overestimates customer demand, it may allocate resources to manufacturing products that it may not be able to sell when it expects or at all. As a result, Marvell would have excess inventory, which would harm its financial results. Conversely, if Marvell underestimates customer demand or if insufficient manufacturing capacity is available, it would forego revenue opportunities, lose market share and damage its customer relationships. On occasion, Marvell has been unable to adequately respond to unexpected increases in customer purchase orders, and therefore, was unable to benefit from this increased demand.

MARVELL RELIES ON INDEPENDENT FOUNDRIES AND SUBCONTRACTORS FOR THE MANUFACTURE, ASSEMBLY AND TESTING OF ITS INTEGRATED CIRCUIT PRODUCTS, AND THE FAILURE OF ANY OF THESE THIRD-PARTY VENDORS TO DELIVER PRODUCTS OR OTHERWISE PERFORM AS REQUESTED COULD DAMAGE MARVELL'S RELATIONSHIPS WITH ITS CUSTOMERS, DECREASE ITS SALES AND LIMIT ITS GROWTH.

     Marvell does not have its own manufacturing, assembly or testing facilities. Therefore, Marvell must rely on third-party vendors to manufacture, assemble and test the products it designs. Marvell currently relies on Taiwan Semiconductor Manufacturing Company to produce substantially all of its integrated circuit products. Marvell also currently relies on third-party assembly and test subcontractors to assemble, package and test its products. If these vendors do not provide Marvell with high quality products and services in a timely manner, or if one or more of these vendors terminates its relationship with Marvell, Marvell may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, Marvell's relationships with its customers could suffer, its sales could decrease and its growth could be limited. Other significant risks associated with relying on these third-party vendors include:


     - Marvell's customers or their customers may fail to approve or delay approving Marvell's selected supplier;


     - Marvell has reduced control over product cost, delivery schedules and product quality;

     - the warranties on wafers or products supplied to Marvell are limited; and

     - Marvell faces increased exposure to potential misappropriation of its intellectual property.

     Marvell currently does not have long-term supply contracts with any of its third-party vendors. They therefore are not obligated to perform services or supply products to Marvell for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of Marvell's third-party foundry or assembly and test subcontractors has provided contractual assurances to Marvell that adequate capacity will be available to Marvell to meet future demand for Marvell's products. These foundries may allocate capacity to the production of other companies' products while reducing deliveries to Marvell on short notice. In particular, foundry customers that are larger and better financed than Marvell or that have long-term agreements with these foundries may cause these foundries to reallocate capacity to those customers, decreasing the capacity available to Marvell. If Marvell needs another integrated circuit foundry or assembly and test contractor because of increased demand or the inability to obtain timely and adequate deliveries from Marvell's providers at the time, Marvell might not be able to develop relationships with other vendors who are able to satisfy its requirements. Even if other integrated circuit foundries or assembly and test contractors are available at that time to satisfy Marvell's requirements, it would likely take several months to acquire a new provider. Such a change may also require the approval of Marvell's customers, which would take time to effect and could cause Marvell's customers to cancel orders or fail to place new orders.

IF MARVELL'S FOUNDRIES DO NOT ACHIEVE SATISFACTORY YIELDS OR QUALITY, MARVELL'S RELATIONSHIPS WITH ITS CUSTOMERS AND ITS REPUTATION WILL BE HARMED.


     The fabrication of integrated circuits is a complex and technically demanding process. Marvell's foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. In the fourth quarter of fiscal 2000, Marvell experienced low yields in the production of its newly introduced read channel product, which decreased its gross profits for that quarter. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by Marvell's foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from Marvell's foundries, or defects, integration issues or other performance problems in its products could cause Marvell significant customer relations and business reputation problems, harm Marvell's financial results and result in financial or other damages to its customers. Marvell's customers could also seek damages from Marvell for their losses. A product liability claim brought against Marvell, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in Marvell's existing or new products could result in significant warranty, support and repair costs, and divert the attention of Marvell's engineering personnel from Marvell's product development efforts.


BECAUSE FOUNDRY CAPACITY IS LIMITED, MARVELL MAY TAKE VARIOUS ACTIONS TO TRY TO SECURE CAPACITY, WHICH MAY BE COSTLY AND HARM ITS OPERATING RESULTS.

     Foundry capacity is limited and competition for capacity is increasing. In order to secure foundry capacity as competition increases, Marvell may enter into various arrangements with suppliers that could be costly and harm Marvell's operating results. This year, as Marvell has increased its orders with Taiwan Semiconductor Manufacturing Company, Taiwan Semiconductor has tightened its credit policy applicable to Marvell by determining whether Marvell's credit limit has been reached when it places orders, rather than when Taiwan Semiconductor begins production of Marvell's orders. This action required Marvell to obtain additional credit facilities, which reduced its financial flexibility. As competition for foundry space increases, additional arrangements may be required, including:

     - option payments or other prepayments to a foundry;

     - nonrefundable deposits with or loans to foundries in exchange for capacity commitments;

     - contracts that commit Marvell to purchase specified quantities of integrated circuits over extended periods;

     - issuance of Marvell's equity securities to a foundry;

     - investment in a foundry;

     - joint ventures; and

     - other partnership relationships with foundries.

     Marvell may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce its financial flexibility, and not be on terms favorable to Marvell. Moreover, if Marvell is able to secure foundry capacity, it may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm Marvell's financial results.

MARVELL DEPENDS ON KEY PERSONNEL WITH WHOM IT DOES NOT HAVE EMPLOYMENT AGREEMENTS TO MANAGE ITS BUSINESS, AND IF MARVELL IS UNABLE TO RETAIN ITS CURRENT PERSONNEL AND HIRE ADDITIONAL PERSONNEL, ITS ABILITY TO DEVELOP AND SUCCESSFULLY MARKET ITS PRODUCTS COULD BE HARMED.


     Marvell believes its future success will depend in large part upon its ability to attract, integrate and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm Marvell's ability to sell, its products. Due to the relatively early stage of Marvell's business, it believes that its future success is highly dependent on the contributions of Sehat Sutardja, Marvell's co-founder, President and Chief Executive Officer, Pantas Sutardja, Marvell's co-founder and Vice-President, and Chief Technology Officer of Marvell Semiconductor, and Weili Dai, Marvell's co-founder and Executive Vice President, and General Manager of the Data Communications Group of Marvell Semiconductor. Marvell does not have employment contracts with these or any other key personnel, and their knowledge of the business and industry would be extremely difficult to replace.


     There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in communications products. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacture of products based on analog technology, and competition for these engineers is intense. Marvell's key technical personnel represent a significant asset and serve as the source of its technological and product innovations. Marvell may not be successful in attracting, integrating and retaining sufficient numbers of technical personnel to support its anticipated growth.

MARVELL'S RAPID GROWTH HAS STRAINED ITS RESOURCES AND ITS INABILITY TO MANAGE ANY FUTURE GROWTH COULD HARM ITS PROFITABILITY.

     Marvell's rapid growth has placed, and future growth of its operations, including as a result of the merger, will continue to place, a significant strain on Marvell's management personnel, systems and resources. Marvell anticipates that it will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of its accounting and other internal management systems. Marvell also expects that it will need to continue to expand, train, manage and motivate its workforce. All of these endeavors will require substantial management effort. If Marvell is unable to effectively manage its expanding operations, its profitability could be harmed.


     As a result of this growth, Marvell believes that its current facilities will be inadequate to meet its requirements past fiscal 2002. Marvell expects it will need to locate additional space in California, and may find it necessary to vacate its current locations. If Marvell relocates, it may have to pay rent on two leases for a period of time. Because of the competition for space in the area of California in which Marvell is located, additional space may cost substantially more than existing facilities. Marvell may also incur significant additional capital expenditures for construction of tenant improvements. These relocations could also result in temporary disruptions of operations and diversion of management's attention and resources.

MARVELL FACES FOREIGN BUSINESS, POLITICAL AND ECONOMIC RISKS, WHICH MAY HARM RESULTS OF OPERATIONS, BECAUSE A MAJORITY OF MARVELL'S PRODUCTS AND MARVELL'S CUSTOMERS' PRODUCTS ARE MANUFACTURED AND SOLD OUTSIDE OF THE UNITED STATES.


     A substantial portion of Marvell's business is conducted outside of the United States and as a result, Marvell is subject to foreign business, political and economic risks. All of Marvell's products are manufactured outside of the United States. Marvell's current qualified integrated circuit foundries are located in the same region within Taiwan, and its primary assembly and test subcontractors are located in the Pacific Rim region. In addition, many of Marvell's customers are located outside of the United States, primarily concentrated in Singapore, Korea, the Philippines and Japan, which further exposes Marvell to foreign risks. Sales outside of the United States accounted for 99% and 97% of Marvell's revenues in fiscal 2000 and for the first nine months of fiscal 2001, respectively. Marvell anticipates that its manufacturing, assembly, testing and sales outside of the United States will continue to account for a substantial portion of its operations and revenue in future periods. In addition to the international risks Marvell currently faces, if Marvell completes the merger with Galileo, Marvell will be influenced by the political, economic and military conditions affecting Israel. Accordingly, Marvell is subject to international risks, including:


     - difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses;

     - compliance with foreign laws;

     - difficulties in staffing and managing foreign operations;

     - trade restrictions or higher tariffs;

     - transportation delays;

     - difficulties of managing distributors, especially because we expect to continue to increase our sales through international distributors;


     - political and economic instability, including hostilities and political unrest, and boycotts, curtailment of trade and other business restrictions; and


     - inadequate local infrastructure.

     Because sales of Marvell's products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of its products so that they become relatively more expensive to customers in the local currency of a particular country, potentially leading to a reduction in sales and profitability for Marvell in that country. A portion of Marvell's international revenue may be denominated in foreign currencies in the future, which will subject it to risks associated with fluctuations in exchange rates for those foreign currencies.

MARVELL'S THIRD-PARTY FOUNDRIES AND SUBCONTRACTORS ARE CONCENTRATED IN TAIWAN AND ELSEWHERE IN THE PACIFIC RIM, AN AREA SUBJECT TO SIGNIFICANT EARTHQUAKE RISKS. ANY DISRUPTION TO THE OPERATIONS OF THESE FOUNDRIES AND SUBCONTRACTORS RESULTING FROM EARTHQUAKES OR OTHER NATURAL DISASTERS COULD CAUSE SIGNIFICANT DELAYS IN THE PRODUCTION OR SHIPMENT OF MARVELL'S PRODUCTS.

     Substantially all of Marvell's products are produced by Taiwan Semiconductor Manufacturing Company located in Taiwan. Currently Marvell's only alternative manufacturing source is also located in Taiwan. In addition, substantially all of Marvell's assembly and testing facilities are located in Singapore, Taiwan and the Philippines. The risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is a significant risk due to the proximity of major earthquake fault lines to the facilities of Marvell's foundries and subcontractors. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors. As a consequence of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. The occurrence of an earthquake or other natural disaster could result in the disruption of Marvell's foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of Marvell's products until Marvell is able to shift its manufacturing, assembling or testing from the affected contractor to another third-party vendor. Marvell may not be able to obtain alternate capacity on favorable terms, if at all.

MARVELL RELIES ON THIRD-PARTY DISTRIBUTORS AND THE FAILURE OF THESE DISTRIBUTORS TO PERFORM AS EXPECTED COULD REDUCE MARVELL'S FUTURE SALES.


     Marvell sells its data communications products to customers primarily through distributors and manufacturers' representatives. Marvell's relationships with its distributors and manufacturers' representatives have been established within the last year, and Marvell is unable to predict the extent to which some of these distributors and manufacturers' representatives will be successful in marketing and selling Marvell's products. Moreover, many of Marvell's manufacturers' representatives and distributors also market and sell competing products. Manufacturers' representatives and distributors may terminate their relationships with Marvell at any time. Marvell's future performance will also depend, in part, on its ability to attract additional distributors or manufacturers' representatives that will be able to market and support Marvell's products effectively, especially in markets in which Marvell has not previously distributed its products. If Marvell cannot retain its current distributors or manufacturers' representatives or recruit additional or replacement distributors or manufacturers' representatives, its sales and operating results will be harmed. The loss of one or more of Marvell's distributors or manufacturers' representatives could harm Marvell's sales and results of operations. Marvell generally realizes a higher gross margin on direct sales and from sales through manufacturers' representatives than on sales through distributors. Accordingly, if Marvell's distributors were to account for an increased portion of Marvell's net sales, its gross margins would decline.


PRODUCTS THAT CONTAIN ERRORS OR DEFECTS COULD RESULT IN SIGNIFICANT COSTS FOR MARVELL AND HARM ITS REPUTATION.


     Marvell's products are complex. Despite demanding testing and quality control, Marvell cannot be certain that errors and defects will not be found in connection with the introduction of its products or product enhancements. Marvell has experienced errors and defects in the past in connection with new products. Introductions by Marvell of new or enhanced products with reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, and could adversely affect Marvell's ability to retain its existing customers and to attract new customers. Alleviating these problems could require significant expenditures of capital and additional development costs, and diversion of technical and other resources by Marvell. These problems may also result in claims by Marvell's customers or others against Marvell.


MARVELL'S FUTURE ACQUISITIONS AND TRANSACTIONS MAY NOT BE SUCCESSFUL.

     Marvell expects to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment its market segment coverage, or enhance its technological capabilities. Marvell may also enter into strategic alliances or joint ventures to achieve these goals. Marvell cannot assure you that it will be able to locate suitable acquisition, investment, alliance, or joint venture opportunities or that it will be able to consummate any such transactions or relationships on terms and conditions acceptable to Marvell, or that such transactions or relationships will be successful.

     Any transactions or relationships will be accompanied by the risks commonly encountered with those matters. Risks that could have a material adverse affect on Marvell's business, results of operations or financial condition include, among other things:

     - the difficulty of assimilating the operations and personnel of the acquired businesses;

     - the potential disruption of Marvell's ongoing business;

     - the distraction of management from Marvell's business;

     - the potential inability of management to maximize the financial and strategic position of Marvell as a result of the acquisition;


     - the potential difficulty maintaining uniform standards, controls, procedures and policies;


     - the impairment of relationships with employees and clients as a result of any integration of new management personnel;

     - the risk of entering market segments in which Marvell has no or limited direct prior experience and where competitors in such market segments have stronger market segment positions; or

     - the potential loss of key employees of an acquired company.

THE AVERAGE SELLING PRICES OF PRODUCTS IN MARVELL'S MARKETS HAVE HISTORICALLY DECREASED RAPIDLY AND WILL LIKELY DO SO IN THE FUTURE, WHICH COULD HARM MARVELL'S GROSS PROFITS AND SALES.

     The products Marvell develops and sells are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. Marvell's gross profits and financial results will suffer if it is unable to offset any reductions in its average selling prices by increasing its sales volumes, reducing its costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profits. Marvell expects that, as a result of pricing pressure from its customers, its gross profits on its data storage products are also likely to decrease over the next fiscal year below levels it has historically experienced. Because Marvell does not operate its own manufacturing, assembly or testing facilities, it may not be able to reduce its costs as rapidly as companies that operate their own facilities, and its costs may even increase. In the past, Marvell has reduced the average unit price of its products in anticipation of future competitive pricing pressures, new product introductions by Marvell or its competitors and other factors. Marvell expects that it will have to do so again in the future.

MARVELL HAS A LENGTHY AND EXPENSIVE SALES CYCLE, WHICH DOES NOT ASSURE PRODUCT SALES, AND WHICH IF UNSUCCESSFUL MAY HARM ITS OPERATING RESULTS.


     The sales cycle for Marvell's products is long and requires it to invest significant resources with each potential customer without any assurance of sales to that customer. Marvell's sales cycle typically begins with a three to six month evaluation and test period, also known as qualification, during which its products undergo rigorous reliability testing by its customers. Qualification is followed by a 12 to 18 month development period by Marvell's customers and an additional three to six month period before a customer commences volume production of equipment incorporating Marvell's products. This lengthy sales cycle creates the risk that Marvell's customers will decide to cancel or change product plans for products incorporating Marvell's integrated circuits. During Marvell's sales cycle, Marvell's engineers assist customers in implementing Marvell's products into the customers' products. Marvell incurs significant research and development and selling, general and administrative expenses as part of this process, and this process may never generate related revenues. Marvell derives revenue from this process only if its design is selected. Once a customer selects a particular integrated circuit for use in a data storage product, the customer generally uses solely that integrated circuit for a full generation of its product. Therefore, if Marvell does not achieve a design win for a product, it will be unable to sell its integrated circuit to a customer until that customer develops a new product or a new generation of its product. Even if Marvell achieves a design win with a customer, the customer may not ultimately ship products incorporating Marvell's products or may cancel orders after Marvell has achieved a sale. In addition, Marvell will have to begin the qualification process again when a customer develops a new generation of a product for which Marvell was the successful supplier.



     Also, during the final production of a mature product, Marvell's customers typically exhaust their existing inventory of Marvell's integrated circuits. Consequently, orders for Marvell's products may decline in those circumstances, even if Marvell's products are incorporated into both its customers' mature and replacement products. A delay in a customer's transition to commercial production of a replacement product may cause the customer to lose sales, which would delay Marvell's ability to recover the lost sales from the discontinued mature product. In addition, customers may defer orders in anticipation of new products or product enhancements from Marvell or its competitors.

MARVELL IS SUBJECT TO THE CYCLICAL NATURE OF THE INTEGRATED CIRCUIT INDUSTRY. ANY FUTURE DOWNTURNS WILL LIKELY REDUCE MARVELL'S REVENUE AND RESULT IN EXCESS INVENTORY.

     The integrated circuit industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both integrated circuit companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns will likely reduce Marvell's revenue and result in Marvell having excess inventory. Furthermore, any upturn in the integrated circuit industry could result in increased competition for access to third-party foundry, assembly and test capacity.

MARVELL IS DEPENDENT UPON THE HARD DISK DRIVE INDUSTRY, WHICH IS HIGHLY CYCLICAL AND EXPERIENCES RAPID TECHNOLOGICAL CHANGE.

     Prior to March 2000, all of Marvell's sales were to customers in the hard disk drive industry. The hard disk drive industry is intensely competitive and the technology changes rapidly. As a result, this industry is highly cyclical, with periods of increased demand and rapid growth followed by periods of oversupply and subsequent contraction. These cycles may affect Marvell as its customers are suppliers to this industry. Hard disk drive manufacturers tend to order more components than they may need during growth periods, and sharply reduce orders for components during periods of contraction. In addition, advances in existing technologies and the introduction of new technologies may result in lower demand for disk drive storage devices, thereby reducing demand for Marvell's products.

     Rapid technological changes in the hard disk drive industry often result in significant and rapid shifts in market share among the industry's participants. If the hard disk drive manufacturers supplied by Marvell's customers do not retain or increase market share, Marvell's sales may decrease.

THE DEVELOPMENT AND EVOLUTION OF MARKETS FOR MARVELL'S INTEGRATED CIRCUITS ARE DEPENDENT ON FACTORS, SUCH AS INDUSTRY STANDARDS, OVER WHICH MARVELL HAS NO CONTROL. FOR EXAMPLE, IF MARVELL'S CUSTOMERS ADOPT NEW OR COMPETING INDUSTRY STANDARDS WITH WHICH MARVELL'S PRODUCTS ARE NOT COMPATIBLE OR FAIL TO ADOPT STANDARDS WITH WHICH MARVELL'S PRODUCTS ARE COMPATIBLE, MARVELL'S EXISTING PRODUCTS WOULD BECOME LESS DESIRABLE TO ITS CUSTOMERS AND ITS SALES WOULD SUFFER.

     The emergence of markets for Marvell's integrated circuits is affected by a variety of factors beyond its control. In particular, Marvell's products are designed to conform to current specific industry standards. Marvell's customers may not adopt or continue to follow these standards, which would make Marvell's products less desirable to its customers and reduce its sales. Also, competing standards may emerge that are preferred by Marvell's customers, which could also reduce Marvell's sales and require it to make significant expenditures to develop new products.

     Marvell has made a significant investment in the development and production of its Gigabit Ethernet products. However, the Gigabit Ethernet technology is relatively new compared to the more established 10 and 100 megabits per second Ethernet technologies. If the Gigabit Ethernet technology does not achieve widespread market acceptance, Marvell's Gigabit Ethernet products may never be profitable.

MARVELL MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT ITS ABILITY TO COMPETE.

     Marvell believes one of its key competitive advantage results from its collection of proprietary technologies that it has developed since its inception. If Marvell fails to protect these intellectual property rights, competitors could sell products based on technology that Marvell has developed, which could harm Marvell's competitive position and decrease its revenues. Marvell believes that the protection of its intellectual property rights is and will continue to be important to the success of its business. Marvell relies on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect its proprietary technologies. Marvell also enters into confidentiality or license agreements with its employees, consultants and business partners, and controls access to and distribution of its documentation and other proprietary information. As of December 11, 2000, Marvell has been issued 11 United States patents and had a number of pending United States patent applications. However, a patent may not be issued as a result of any applications or, if issued, claims allowed may not be sufficiently broad to protect Marvell's technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. Despite Marvell's efforts, unauthorized parties may attempt to copy or otherwise obtain and use its products or proprietary technology. Monitoring unauthorized use of its technology is difficult, and the steps that Marvell has taken may not prevent unauthorized use of its technology, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the United States.


SIGNIFICANT LITIGATION OVER INTELLECTUAL PROPERTY IN MARVELL'S INDUSTRY MAY CAUSE IT TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION, WHICH COULD SUBJECT IT TO LIABILITY, REQUIRE IT TO STOP SELLING ITS PRODUCTS OR FORCE IT TO REDESIGN ITS PRODUCTS.

     Litigation involving patents and other intellectual property is widespread in the high-technology industry and is particularly prevalent in the integrated circuit industry, where a number of companies aggressively bring numerous infringement claims to protect their patent portfolios. Marvell may become a party to litigation in the future either to protect its intellectual property or as a result of an alleged infringement of others' intellectual property. These lawsuits could subject Marvell to significant liability for damages and invalidate its proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force Marvell to do one or more of the following:

     - stop selling products or using technology that contain the allegedly infringing intellectual property;

     - pay damages to the party claiming infringement;

     - attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

     - attempt to redesign those products that contain the allegedly infringing intellectual property.

MARVELL IS INCORPORATED IN BERMUDA, AND, AS A RESULT, IT MAY NOT BE POSSIBLE FOR MARVELL'S SHAREHOLDERS TO ENFORCE CIVIL LIABILITY PROVISIONS OF THE SECURITIES LAWS OF THE UNITED STATES.

     Marvell is organized under the laws of Bermuda. As a result, it may not be possible for Marvell's shareholders to effect service of process within the United States upon Marvell, or to enforce against Marvell in United States courts judgments based on the civil liability provisions of the securities laws of the United States. Marvell's executive officers and directors are all residents of the United States. However, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against Marvell or its directors or officers based on the civil liabilities provisions of the securities laws of the United States or any state or hear actions brought in Bermuda against Marvell or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not be automatically enforceable in Bermuda.

MARVELL'S BYE-LAWS CONTAIN A WAIVER OF CLAIMS OR RIGHTS OF ACTION BY ITS SHAREHOLDERS AGAINST ITS OFFICERS AND DIRECTORS, WHICH WILL SEVERELY LIMIT ITS SHAREHOLDERS' RIGHT TO ASSERT A CLAIM AGAINST MARVELL'S OFFICERS AND DIRECTORS UNDER BERMUDA LAW.


     Marvell's Bye-laws contain a broad waiver by its shareholders of any claim or right of action, both individually and on its behalf, against any of its officers and directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties with or for Marvell, other than with respect to any matter involving any fraud or dishonesty on the part of such officer or director. This waiver will limit the rights of Marvell's shareholders to assert claims against Marvell's officers and directors unless the act complained of involves actual fraud or dishonesty. Thus, so long as acts of business judgment do not involve actual fraud or dishonesty, they will not be subject to shareholder claims under Bermuda law. For example, shareholders will not have claims against officers and directors for a breach of trust, unless the breach rises to the level of actual fraud or dishonesty.


MARVELL IS SUBJECT TO SUBSTANTIAL TAX RISK BECAUSE EXISTING CASES, RULINGS AND REGULATIONS DO NOT CLEARLY ADDRESS HOW UNITED STATES FEDERAL INCOME TAX LAWS APPLY TO A BUSINESS LIKE MARVELL'S THAT INVOLVES FOREIGN OPERATIONS RECEIVING SUPPORT FROM A UNITED STATES SUBSIDIARY.

     Marvell is incorporated in Bermuda. Marvell's Bermuda operations are subject to United States federal income tax at regular corporate rates and to United States branch profits tax, in each case to the extent that its income is effectively connected with the conduct of a trade or business in the United States. By contrast, corporations incorporated in the United States are subject to United States federal income taxes on their worldwide income, regardless of whether that income is effectively connected with the conduct of a trade or business in the United States.

     Marvell's corporate structure was developed in a manner that it believes limits the amount of its income that is effectively connected with the conduct of a trade or business in the United States. Marvell has sales offices in Singapore and Japan that handle its foreign sales activities, and Marvell tries to limit the activities conducted by its United States operations. However, unlike many other foreign corporations whose sole connection to the United States is through a United States subsidiary established for the purpose of doing business in the United States, Marvell's United States operations provide support to its other subsidiaries throughout the world. The provision of these support services increases the risk that Marvell's income will be deemed effectively connected income.


     The determination of whether income of a foreign corporation is effectively connected with the conduct of a trade or business in the United States and, therefore, subject to United States tax, involves a consideration of all the facts and circumstances and the application of legal standards that are uncertain. There have been few court cases or rulings by the Internal Revenue Service addressing the application of these legal standards and Marvell believes that none of these cases or rulings relate to facts precisely like Marvell's. Moreover, there are no proposed or published regulations with respect to one of the main sections of the Internal Revenue Code that applies to Marvell, leading to further uncertainty.


     Because of the uncertainty as to how United States federal income tax laws apply to the way Marvell conducts its business, Marvell believes the Internal Revenue Service will probably disagree with its past or future positions as to the amount of effectively connected income that it earns. Based on Marvell's analysis of applicable United States federal income tax laws and regulations to its operations as currently conducted, Marvell expects to pay United States federal income taxes at an effective rate of approximately 5% to 10%. The maximum federal income tax rate is 35%, and the branch profits tax rate on income remaining after application of the corporate tax is 30%. Together these two taxes combine for a 54.5% tax rate. Any of Marvell's income that is deemed to be income that is effectively connected with the conduct of a trade or business in the United States could be subject to this 54.5% rate of tax. Consequently, if Marvell's positions are disallowed, the amount it has accrued on its financial statements for United States federal income taxes may be insufficient to the extent of the difference between the income tax rate ultimately determined to apply and the 25% accrual rate. In addition, Marvell could be required to make significant cash payments for back taxes and interest based on the difference between the income tax rate ultimately determined to apply and the effective rate at which it paid those taxes. At October 31, 2000, Marvell's income tax liability accrued on its balance sheet aggregated $6.8 million, which reflects Marvell's best estimate of such liability. However, Marvell cannot assure you that its actual income tax liability will not exceed this amount. If the Internal Revenue Service were to prevail in an argument that all of Marvell's non-United States income is effectively connected income, Marvell estimates that its exposure for taxes, interest and penalties would be approximately $15 million at October 31, 2000. Marvell has filed United States federal income tax returns since 1996. The Internal Revenue Service examined Marvell's 1996 United States federal income tax return and made no adjustment; however, Marvell had losses for that year.


TAX BENEFITS MARVELL RECEIVES MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE MARVELL'S COSTS.


     The Economic Development Board of Singapore granted Marvell pioneer status in July 2000 for a period of at least six years, commencing July 1, 1999. As a result, Marvell anticipates that a significant portion of the income it earns in Singapore during this period will be exempt from the 26% Singapore tax rate. Marvell is required to meet several requirements as to investment, headcount and activities in Singapore to retain this status. If Marvell's pioneer status is terminated early, its financial results could be harmed.



     Under current Bermuda law, Marvell is not subject to tax on its income or capital gains. Marvell has obtained from the Minister of Finance of Bermuda under the Exempt Undertakings Tax Protection Act 1966, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on income or capital gains, those taxes should not apply to Marvell until March 28, 2016. However, this exemption may not be extended beyond that date.


IF MARVELL IS CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY, ITS SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES.


     Because Marvell is incorporated in Bermuda and has operations in the United States and Singapore, it is subject to special rules and regulations, including rules regarding a passive foreign investment company, or PFIC. Marvell believes that it is not a PFIC, and it expects to continue to manage its affairs so that it will not become a PFIC. However, whether Marvell should be treated as a PFIC is a factual determination that is made annually and is subject to change. If Marvell is classified as a PFIC, then each United States holder of Marvell common stock would, upon qualifying distributions by Marvell or upon the pledge or sale of their shares of common stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, generally as if the distribution or gain had been earned ratably over the shareholder's holding period. In addition to the risks related to PFIC status, Marvell and its shareholders could also suffer adverse tax consequences if Marvell is classified as a foreign personal holding company, a personal holding company or a controlled foreign corporation.


OFFICERS AND DIRECTORS OF MARVELL OWN A LARGE PERCENTAGE OF MARVELL'S VOTING STOCK, AND THREE EXISTING DIRECTORS, WHO ARE ALSO SIGNIFICANT SHAREHOLDERS, ARE RELATED BY BLOOD OR MARRIAGE. THESE FACTORS MAY ALLOW THE OFFICERS AND DIRECTORS AS A GROUP OR THE THREE RELATED DIRECTORS TO CONTROL THE ELECTION OF DIRECTORS AND THE APPROVAL OR DISAPPROVAL OF SIGNIFICANT CORPORATE ACTIONS.


     As of December 11, 2000, the executive officers and directors of Marvell beneficially own or control, directly or indirectly, approximately 62% of the outstanding shares of common stock of Marvell, or 53% after the issuance of shares in the merger and the anticipated addition of Mr. Avigdor Willenz and Mr. Manuel Alba to the board of directors of Marvell. Additionally, Sehat Sutardja and Weili Dai are husband and wife and Sehat Sutardja and Pantas Sutardja are brothers. All three are directors and together they hold approximately 42% of Marvell's outstanding common stock as of December 11, 2000, or 31% after the issuance of shares in the merger. As a result, if the directors and officers as a group or any of Sehat Sutardja, Pantas Sutardja and Weili Dai act together, they will significantly influence, and will likely control, the election of Marvell's directors and approval or disapproval of Marvell's significant corporate actions. This influence over Marvell's affairs might be adverse to the interests of other shareholders. In addition, the voting power of these officers or directors could have the effect of delaying or preventing an acquisition of Marvell on terms that other shareholders may desire.



     Under Bermuda law all of Marvell's officers, in exercising their powers and discharging their duties, must act honestly and in good faith with a view to Marvell's best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Majority shareholders do not owe fiduciary duties to minority shareholders. As a result, the minority shareholders will not have a direct claim against the majority shareholders in the event the majority shareholders take actions that damage the interests of minority shareholders. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda, except the Bermuda courts would be expected to follow English case law precedent, which would permit a shareholder to bring an action in Marvell's name if the directors or officers are alleged to be acting beyond Marvell's corporate power, committing illegal acts or violating Marvell's Memorandum of Association or Bye-laws. In addition, minority shareholders would be able to challenge a corporate action that allegedly constituted a fraud against them or required the approval of a greater percentage of Marvell's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with the action.


CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY COULD CAUSE MARVELL TO INCUR SUBSTANTIAL COSTS AND DIVERT ITS MANAGEMENT'S ATTENTION AND RESOURCES.

     In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the integrated circuit industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, Marvell may in the future be the target of securities litigation. Securities litigation could result in substantial costs and could divert the attention and resources of Marvell's management.

FUTURE SALES OF MARVELL'S COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS ITS STOCK PRICE.


     Future sales of a substantial number of shares of Marvell's common stock in the public market could cause Marvell's stock price to decline. As of December 8, 2000, Marvell, had 85,582,537 shares of common stock outstanding and will have up to 114,546,856 shares outstanding after completion of the merger. Of these shares, 76,060,109 shares are subject to lock-up agreements with the underwriters for Marvell's initial public offering and 429,240 shares are subject to lock-up agreements with Marvell, in each case ending on December 25, 2000. Upon the expiration of these lock-up agreements, and subject to the provisions of Rule 144 and Rule 701 under the Securities Act, approximately 25,175,458 shares of common stock, assuming the exercise of outstanding warrants and all outstanding vested stock options, will be available for sale after December 25, 2000. Additional shares issuable upon exercise of outstanding stock options will become freely tradable at various times after that date. In connection with the merger, 49,803,474 shares of Marvell common stock that are subject to the underwriters lock-ups described above and 10,192,644 ordinary shares of Galileo, which will be converted into 6,869,842 shares of Marvell common stock pursuant to the merger, are subject to additional lock-up agreements restricting the sale of Marvell shares for 45 days after the effective date of the merger. These additional lock-up agreements will terminate if the merger agreement is terminated. Marvell may also release the restrictions on these shares prior to the 45 day period. As these restrictions on resale end, the market price of Marvell's stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, the sale of these shares could impair Marvell's ability to raise capital through the sale of additional stock.

MARVELL'S BYE-LAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL, EVEN IF THE CHANGE IN CORPORATE CONTROL WOULD BENEFIT MARVELL'S SHAREHOLDERS.

     Marvell's Bye-laws contain change in corporate control provisions which include:

     - authorizing the issuance of preferred stock without shareholder approval;

     - providing for a classified board of directors with staggered, three-year terms; and

     - requiring two-thirds of the outstanding shares to approve amendments to Marvell's Bye-laws.

     These change in corporate control provisions could make it more difficult for a third-party to acquire Marvell, even if doing so would be a benefit to its shareholders.

                            RISKS RELATED TO GALILEO

COMPETITION IN GALILEO'S INDUSTRY IS INTENSE, AND RAPID TECHNOLOGICAL CHANGE AND NEW COMPETITORS MAY AFFECT GALILEO'S ABILITY TO COMPETE EFFECTIVELY IN THE FUTURE.


     The data communications market into which Galileo sells its products is intensely competitive and is subject to frequent product introductions with improved price or performance characteristics, rapid technological change, rapid erosion of unit average selling price, or ASP, and continued evolution of new industry standards. Galileo expects competition to increase in the future from existing competitors and from other companies that may enter Galileo's existing or future markets. Potential competitors include current customers with similar or substitute products that may be less costly or provide better performance or features than Galileo's products. To be successful in the future, Galileo must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. If Galileo is unable to compete successfully against current and future competitors and introduce new products to meet competitive pressures, its ability to maintain or increase revenues will suffer.



     Historically, unit ASPs in the semiconductor industry have decreased over the life of individual products. In the past, Galileo has experienced decreases in unit ASPs of each of its products. Galileo believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the gross margins of Galileo, absent offsetting cost reductions or high margins on new product introductions. Also, as Galileo enters new markets its gross margins may be less than historical levels.


     Many large companies develop and market competing network components. Many of these companies have significantly greater resources and name recognition than Galileo, and a larger base of customers. For example, in the market for system controllers, Galileo's competitors include NEC Corp. with respect to the MIPS microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. Galileo's switched Ethernet LAN controllers compete with products from companies such as Broadcom Corporation and Allayer Technologies Corporation. Galileo's remote access WAN communications controllers compete directly with products from Motorola Inc., Siemens A.G. and PMC-Sierra, Inc. Competition increases pressure on Galileo's prices and margins.

GALILEO DEPENDS ON A SMALL NUMBER OF CUSTOMERS FOR A MAJORITY OF ITS SALES. THE LOSS OF, OR A SIGNIFICANT REDUCTION OR CANCELLATION IN SALES TO, ANY KEY CUSTOMER WOULD SERIOUSLY HARM GALILEO'S ABILITY TO GROW AND BE PROFITABLE.


     To date, a small number of customers have accounted for a majority of Galileo's net sales. Galileo expects that revenues from the sale of its products to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. If Galileo loses any one of its major customers, or if a major customer cancels, decreases or delays its orders, absent offsetting new orders from existing or new customers, Galileo's revenues would be seriously harmed.

     None of Galileo's customers has committed to purchase a minimum quantity of product from Galileo. Therefore, Galileo's current customers may not continue to place orders with Galileo, or if they do, they may not place orders for historical quantities. Galileo currently has purchase agreements with a few of its larger customers, however, none of these agreements contains minimum purchase requirements. Customers purchase Galileo's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period.


     Galileo has a limited number of potential customers. A limited number of large original equipment manufacturers, or OEMs, account for a majority of purchasers in the data communications market, and Galileo's success will depend upon its ability to establish and maintain relationships with these customers. In addition, there is increasing consolidation within Galileo's customer base reducing further the number of potential customers.

GALILEO HAS DEPENDED ON SALES OF ITS SYSTEM CONTROLLERS AND SWITCHED ETHERNET LAN CONTROLLERS FOR SUBSTANTIALLY ALL OF ITS REVENUE TO DATE, AND THE INABILITY TO OBTAIN BROAD MARKET ACCEPTANCE FOR NEW PRODUCTS MAY SERIOUSLY HARM GALILEO'S ABILITY TO GROW AND BE PROFITABLE IN THE FUTURE.


     Galileo currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers and expects that net sales from these products will continue to account for a substantial portion of its net sales for the foreseeable future. Galileo's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices. Broad market acceptance of these products is critical to Galileo's future success. Factors that may affect the market acceptance of Galileo's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of Galileo and its customers. Galileo may not be able to develop products that will attain broad market acceptance. Failure of Galileo's products to achieve broad market acceptance would reduce its sales and negatively impact its results of operations.


GALILEO'S RELIANCE ON TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY AND ITS SUBCONTRACTORS TO MANUFACTURE, ASSEMBLE AND TEST ITS PRODUCTS MAY RESULT IN INCREASED COSTS OR DELAYS IN PRODUCT PRODUCTION.

     Substantially all of Galileo's semiconductor devices are manufactured, assembled and tested by Taiwan Semiconductor Manufacturing Company and other third-party subcontractors. Galileo intends to continue to rely on Taiwan Semiconductor and these third-party subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. Taiwan Semiconductor also manufactures products for other companies. Galileo does not have a long-term manufacturing agreement with Taiwan Semiconductor. If Taiwan Semiconductor is unable to provide Galileo with its products on a turnkey basis or Galileo is otherwise required to find alternative subcontractors, product shipments could be delayed significantly.

     Galileo's products are assembled and tested by third-party subcontractors. The assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on third-party subcontractors to assemble and test its products, Galileo cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of Galileo's products. Any problems associated with the delivery, quality or cost of the assembly and testing of Galileo's products could harm Galileo's sales and business reputation. If Galileo was required to qualify alternative assembly and test subcontractors, Galileo may not be able to locate alternative subcontractors who are able to satisfy its requirements, and if it does, qualification would take considerable time and could divert product development resources.

GALILEO RELIES ON THIRD-PARTIES LOCATED IN TAIWAN AND ELSEWHERE IN THE PACIFIC RIM, AN AREA SUBJECT TO SIGNIFICANT EARTHQUAKE RISKS, TO MANUFACTURE, ASSEMBLE AND TEST ITS PRODUCTS. ANY DISRUPTION TO THE OPERATIONS OF THESE THIRD-PARTIES RESULTING FROM EARTHQUAKES OR OTHER NATURAL DISASTERS COULD CAUSE SIGNIFICANT DELAYS IN THE PRODUCTION OR SHIPMENT OF GALILEO'S PRODUCTS.

     Substantially all of Galileo's products are manufactured, assembled and tested by Taiwan Semiconductor Manufacturing Company and other third-parties located in Taiwan and the Pacific Rim. The risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of these third-parties. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors. As a consequence of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. The occurrence of an earthquake or other natural disaster could result in the disruption of Galileo's ability to manufacture, assemble and test its products. Any disruption resulting from such events could cause significant delays in the production or shipment of Galileo's products until Galileo is able to shift its manufacturing, assembling or testing from the affected contractor to another third-party vendor. Galileo may not be able to obtain alternate capacity on favorable terms, if at all.

IN ORDER TO COMPETE EFFECTIVELY IN THE DATA COMMUNICATIONS INDUSTRY, GALILEO NEEDS TO CONTINUALLY DEVELOP NEW PRODUCTS THAT GAIN MARKET ACCEPTANCE.

     The markets for Galileo's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. Galileo's future success will depend, in part, on its ability to:

     - use its proprietary technologies effectively;

     - continue to develop its technical expertise;

     - maintain close working relationships with its key customers in order to develop new products that meet changing customer needs;

     - advertise and market its products; and

     - influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis.

     Galileo cannot be sure that it will be successful in effectively developing or using new technologies, developing new products or enhancing its existing products on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Galileo's pursuit of necessary technological advances may require substantial time and expense, and Galileo may not succeed in adapting its products or business to alternate technologies. If Galileo fails, for technological or other reasons, to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements, its operating results and competitive position would be harmed.

     In addition, Galileo's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that have the potential to replace or provide lower cost alternatives to Galileo's products. The introduction of such enhancements or new products by Galileo's competitors could render Galileo's existing and future products obsolete, unmarketable or inoperable.

PRODUCTS THAT CONTAIN ERRORS, DEFECTS, OR BUGS COULD IMPOSE SIGNIFICANT COSTS AND HARM GALILEO'S REPUTATION.


     Galileo's products are complex and can contain errors, defects and bugs when first introduced or when new versions are released. Galileo has experienced errors, defects and bugs in the past in connection with new products. Introductions by Galileo of new or enhanced products with reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products and harm Galileo's ability to retain its existing customers and attract new customers. In addition, errors, defects or bugs could cause problems, interruptions, delays or cessation of service to Galileo's customers. Alleviating these problems could require significant expenditures of capital and additional development costs and diversion of technical and other resources by Galileo. These problems may also result in claims by Galileo's customers or others against Galileo.

BECAUSE GALILEO DOES NOT HAVE LONG-TERM COMMITMENTS FROM ITS CUSTOMERS, IT MUST ESTIMATE CUSTOMER DEMAND, AND ERRORS IN ITS ESTIMATES CAN NEGATIVELY IMPACT GALILEO'S INVENTORY LEVELS AND SALES.

     Galileo must meet the product timing and quantity requirements of OEMs. Galileo works closely with its customers to determine customers' future product needs. Galileo places product orders and incurs, and expects to continue to incur, expenses based upon these sales forecasts. However, the actual orders which Galileo receives may not match the product forecasts it receives from its customers. If the forecasts are wrong, Galileo may not be able to take advantage of sales increases or may have excess inventory, and its financial results would be harmed.

     Galileo believes that its success in broadly penetrating markets for its products also depends on its ability to maintain and cultivate relationships with OEMs that are leaders in the data communications and networking markets. Accordingly, in selling to OEMs, Galileo can often incur significant expenditures prior to volume sales of new products. If Galileo is unable to develop relationships with additional OEMs and have its products designed into new network systems developed by existing and potential OEM customers, its financial results would be harmed.

GALILEO RELIES ON THIRD-PARTY DISTRIBUTORS, AND THE FAILURE OF THESE DISTRIBUTORS TO PERFORM AS EXPECTED COULD REDUCE GALILEO'S FUTURE SALES.

     Galileo sells its products to customers primarily through distributors and manufacturers' representatives. Galileo's relationships with many of its distributors and manufacturers' representatives have been established within the last three years. Galileo is unable to predict the extent to which some of these distributors and manufacturers' representatives will be successful in marketing and selling Galileo's products. Moreover, many of its distributors also market and sell competing products. Manufacturers' representatives and distributors may terminate their relationships with Galileo at any time. Galileo's future performance will also depend, in part, on its ability to attract additional distributors or manufacturers' representatives that will be able to market and support Galileo's products effectively, especially in markets in which Galileo has not previously distributed its products. If Galileo cannot retain its current distributors or manufacturers' representatives or recruit additional or replacement distributors or manufacturers' representatives its sales and operating results will be harmed. The loss of one or more of Galileo's distributors or manufacturers' representatives could harm Galileo's results of operations.

GALILEO DEPENDS ON KEY PERSONNEL TO MANAGE ITS BUSINESS, AND IF GALILEO IS UNABLE TO RETAIN ITS CURRENT PERSONNEL AND HIRE ADDITIONAL PERSONNEL, ITS ABILITY TO DEVELOP AND SUCCESSFULLY MARKET ITS PRODUCTS COULD BE HARMED.


     Galileo's future performance depends, in significant part, upon the continued service of its key technical, sales and management personnel. Galileo does not have employment agreements with or life insurance on many of these individuals. In addition, Galileo's future success depends on its continuing ability to attract and retain additional highly qualified technical, sales and management personnel. Competition for these people in both the United States and Israel is intense, and Galileo may not be able to attract and retain new technical, sales and management personnel in the future. If Galileo cannot retain or is unable to hire key personnel, Galileo's ability to develop and market its products could be harmed.


GALILEO IS INCORPORATED UNDER THE LAWS OF, AND ITS PRINCIPAL OFFICES ARE LOCATED IN, THE STATE OF ISRAEL AND THEREFORE ITS BUSINESS OPERATIONS MAY BE HARMED BY ADVERSE POLITICAL, ECONOMIC AND MILITARY CONDITIONS AFFECTING ISRAEL.

     Galileo is both incorporated under the laws of and has its principal offices in the State of Israel. In addition, Galileo maintains its research and development operations in Israel. Thus, Galileo is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving or within Israel could disrupt Galileo's research and development and other business operations. For example, continued hostilities between Israel and the Palestinian Authority in recent months caused substantial political unrest, which could lead to a potential economic downturn in Israel. Also, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could reduce Galileo's sales and its financial results. A number of countries restrict business with Israel or Israeli companies, and if the countries in which Galileo's customers or potential customers conduct their businesses adopt restrictive laws or policies toward Israel or Israeli businesses this could harm Galileo's ability to retain or increase its sales.

     Most of Galileo's net sales are generated in U.S. dollars, and a substantial portion of Galileo's operating expenses are incurred in New Israeli Shekels, or NIS. As a result, Galileo is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar, or the timing of any devaluation lags behind inflation in Israel. In the future, Galileo may enter into currency hedging transactions to decrease the risk of fluctuations in the exchange rate of the dollar against the NIS. Galileo cannot be sure that these measures will be sufficient to adequately protect Galileo from the impact of inflation in Israel.

ASSERTING AND DEFENDING INTELLECTUAL PROPERTY RIGHTS MAY HARM GALILEO'S RESULTS OF OPERATIONS REGARDLESS OF SUCCESS.

     Galileo's future success and ability to compete depend, in part, upon its proprietary technology. Galileo primarily relies on patent, trade secret, trademark and copyright law to protect its intellectual property. Patents issued pursuant to Galileo's current or future patent applications may be invalidated, circumvented, challenged or licensed to others. In addition, such patents may not be adequate to safeguard and maintain Galileo's proprietary rights, deter misappropriation or prevent an unauthorized third-party from copying Galileo's technology, designing around the patents owned by Galileo or otherwise obtaining and using Galileo's products, designs or other information. Others may also develop technologies that are similar or superior to Galileo's technology. Galileo also relies on confidentiality agreements to protect its proprietary rights. Galileo requires employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with Galileo. However, there is no guarantee that these agreements, if any, will be adequate to protect Galileo's proprietary rights. Moreover, litigation may be necessary to enforce Galileo's intellectual property rights and protect Galileo's trade secrets, and such efforts may not be successful. Galileo's inability to protect its proprietary rights effectively would harm its competitive position and operating results.

     Many participants in the semiconductor and data communications industries have a significant number of patents and have commenced litigation based on allegations of patent and other intellectual property infringement. Although Galileo is not aware of any current claim of infringement or misappropriation against Galileo, third parties may assert such claims in the future with respect to Galileo's current or future products. Galileo expects that companies will increasingly be subject to infringement claims as the number of products and competitors in Galileo's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require Galileo to enter into royalty or licensing arrangements. Any claims could also lead to time-consuming, protracted and costly litigation that would require significant expenditures of time, capital and other resources by Galileo and its management. In addition, any necessary royalty or licensing agreement may not be available or, if available, such agreement may not be obtained on commercially reasonable terms.

TAX BENEFITS GALILEO RECEIVES THROUGH OPERATING IN ISRAEL MAY BE TERMINATED OR REDUCED IN THE FUTURE, WHICH WOULD INCREASE GALILEO'S COSTS.

     Galileo is entitled to substantial tax benefits in Israel on income derived from certain investment programs in its facilities in Israel which were granted "approved enterprise" status by the Investment Center in the Israeli Ministry of Industry and Trade. These benefits provide for tax holidays and reduced tax rates commencing when Galileo begins to generate net income derived from these investment programs. To be eligible for these tax benefits, Galileo must continue to meet specified conditions, including making investments in fixed assets in Israel. Galileo believes that it is in compliance with all applicable conditions. If Galileo fails to meet such conditions in the future, the tax benefits could be canceled and Galileo would be required to refund the tax benefits already received with an Israeli customer price index linkage adjustment and interest. These tax benefits may not continue in the future at their current levels, if at all. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would substantially harm Galileo's financial condition and results of operations. Galileo may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. Galileo cannot be sure that any such requests will be approved.

                           FORWARD-LOOKING STATEMENTS

     We have each made forward-looking statements in this joint proxy statement/prospectus and in other documents to which we refer you that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations, the expected benefits from the merger or the performance of Marvell and Galileo after the merger is completed. When we use any of the words "believes," "expects," "anticipates," "intends," "estimates," "should," "will," "may" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the actual financial results and performance of each of our companies after the merger, and these factors or events could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

     - we could lose customers as a result of the merger;

     - our revenues after the merger may be lower than we currently expect;

     - we may have more difficulty integrating our businesses than we currently expect;

     - competition among companies in our industries may increase or a significant new competitor may emerge;

     - technology-related changes may be harder for either of us to make or more expensive than we currently expect, or we may not be able to make them as fast as our competitors;

     - actions taken or failed to be taken by our third-party suppliers or service providers may have an adverse impact on our operations;

     - third parties may infringe our proprietary intellectual property rights or patents;

     - litigation involving matters such as intellectual property, antitrust and consumer issues may adversely affect our business;

     - general economic and political conditions in the United States, Israel or elsewhere may change or be worse than we currently expect;

     - legislative or regulatory changes may adversely affect our business;

     - changes may occur in the securities markets; and

     - the factors described in the section entitled "Risk Factors" in this joint proxy statement/prospectus.

     We cannot assure you that projected results or events will be achieved, and we do not have any obligation to update any forward-looking statements to reflect subsequent events, changes or circumstances.

                        MARVELL SPECIAL GENERAL MEETING

GENERAL


     We are sending you this joint proxy statement/prospectus as part of the solicitation of proxies by Marvell's board of directors for use at the special general meeting of Marvell shareholders and any adjournments or postponements of the meeting. We are first mailing this joint proxy statement/prospectus, including a notice of the special general meeting of Marvell shareholders and a form of proxy, around December 14, 2000.


     The special meeting is scheduled to be held on:


                             Thursday, January 18, 2001


                            at 3:00 p.m., local time


                         at Marvell Semiconductor, Inc.


                               525 Almanor Avenue


                          Sunnyvale, California 94085


PURPOSE OF THE SPECIAL GENERAL MEETING

     The purpose of the Marvell special general meeting is to vote on the adoption of the merger agreement, the issuance of Marvell common stock to Galileo shareholders in the merger, and the assumption and adoption by Marvell of the stock option plans of Galileo, and to transact any other business that properly comes before the special general meeting or any adjournment. We know of no other matters to be brought before the special general meeting. However, if any other matters are properly presented for action at the Marvell special general meeting, including a motion to adjourn the meeting to another time or place, the persons named in the enclosed proxy form will have the discretion, unless otherwise noted on any proxy form, to vote on those matters, subject to applicable law. No proxy form that is voted against the merger will be voted in favor of any adjournment or postponement of the special meeting.

RECOMMENDATION OF MARVELL'S BOARD OF DIRECTORS


     MARVELL'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE PROPOSED MERGER. MARVELL'S BOARD BELIEVES THAT THE MERGER AGREEMENT IS ADVISABLE AND IN THE BEST INTERESTS OF MARVELL AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE MARVELL SHAREHOLDERS VOTE FOR THE MERGER PROPOSAL. SEE "THE MERGER -- RECOMMENDATION OF THE MARVELL BOARD OF DIRECTORS AND MARVELL'S REASONS FOR THE MERGER" BEGINNING ON PAGE 45.


REQUIRED VOTE FOR ADOPTION OF THE MERGER PROPOSAL

     Adoption of the merger proposal requires the affirmative vote of 66 2/3% of the outstanding shares of Marvell common stock present in person or by proxy and voting at the special general meeting and 66 2/3% in number of record shareholders present in person or by proxy. Each outstanding share Marvell common stock entitles its holder to one vote.


     As of the record date, Dr. Sehat Sutardja, Ms. Weili Dai, Dr. Pantas Sutardja, Mr. Diosdado P. Banatao and Mr. Kuo Wei Chang, each of whom is a director of Marvell and an owner of more than 5% of Marvell's common stock, beneficially owned in the aggregate 49,802,660 shares of Marvell's outstanding common stock, entitling them to exercise approximately 58% of the voting power of the Marvell common stock. As part of the transaction, these five shareholders have agreed to vote all of their shares in favor of the merger. For further information on the voting agreements, see "The Merger Agreement -- Other Agreements Related to the Merger -- Voting Agreement Executed by Certain Marvell Shareholders" on page 89. In addition, as of the record date, the executive officers and directors of Marvell own approximately 59% of the outstanding shares of common stock of Marvell.

RECORD DATE


     Marvell's board of directors has fixed December 8, 2000 as the record date for the Marvell special general meeting. Only shareholders of record at the close of business on that date will receive notice of and be able to vote at the Marvell special general meeting. At the close of business on the record date, there were 85,582,537 shares of Marvell common stock outstanding held by approximately 360 record holders.


QUORUM

     Two persons representing more than 50% of the total issued and outstanding voting shares of Marvell must be continuously present in person in order for there to be a quorum at the special general meeting. There must be a quorum in order for the vote on the merger to occur.

     We will count the following shares of Marvell common stock as present at the special meeting for purposes of determining whether a quorum exists:

     - shares held by persons who attend or are represented at the Marvell special general meeting regardless of whether the shares are voted;

     - shares for which Marvell has received properly executed proxies; and

     - shares held by brokers in nominee or "street name" for beneficial owners who have not given their brokers specific instructions on how to vote shares.

PROXIES

     You should complete and return the accompanying proxy card regardless of whether you plan to attend the special general meeting in person. All properly executed proxies received by Marvell before the special general meeting that are not revoked will be voted at the special general meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, FOR approval of the merger agreement and the other proposals. Properly executed proxies, other than proxies voting against the merger, also will be voted for any adjournment or postponement of the Marvell special general meeting for the purpose of soliciting additional votes to approve the merger agreement, if necessary.


     Properly executed proxies marked "Abstain" will not be voted at the special general meeting. In addition, a broker cannot vote shares of Marvell common stock it holds in "street name" for the beneficial owners without specific instructions from the beneficial owner. MARVELL'S BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IF YOUR SHARES OF MARVELL COMMON STOCK ARE HELD IN "STREET NAME" BY YOUR BROKER, YOU MUST FOLLOW THE DIRECTIONS YOUR BROKER PROVIDES TO YOU REGARDING HOW TO INSTRUCT YOUR BROKER TO VOTE YOUR SHARES OF MARVELL COMMON STOCK. You cannot vote shares of Marvell common stock held in "street name" by returning a proxy card to Marvell.

REVOCATION OF PROXIES

     Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person or otherwise revoking your proxy at any time before it is voted at the special general meeting. To revoke your proxy, either:

     - deliver a signed notice of revocation or a properly executed new proxy card bearing a later date to:

         Marvell Technology Group Ltd.
         c/o First Union National Bank
         Attn: Proxy Tabulation NC-1153
         P.O. Box 217950

         Charlotte, North Carolina 28254-3555; or


     - attend the Marvell special general meeting and vote your shares in person.

     Attendance at the special general meeting will not, in and of itself, have the effect of revoking the proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

SOLICITATION OF PROXIES

     Marvell will pay the entire cost of soliciting proxies. In addition to the solicitation of proxies by mail, Marvell will ask banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of the stock and secure their voting instructions, if necessary. Marvell will reimburse these record holders for their reasonable expenses in forwarding these proxy materials. Marvell may also use several of its employees, who will not be specially compensated, to solicit proxies from Marvell's shareholders.

     Representatives of PricewaterhouseCoopers LLP, Marvell's independent accountants, are expected to be present at the Marvell special general meeting. They will have the opportunity to make a statement at the meeting if they desire to do so, and they will be available to respond to questions from Marvell shareholders.

                     GALILEO EXTRAORDINARY GENERAL MEETING

GENERAL


     We are sending you this joint proxy statement/prospectus as part of the solicitation of proxies by Galileo's board of directors for use at the extraordinary general meeting of Galileo shareholders and any adjournments or postponements of the meeting. We are first mailing this joint proxy statement/prospectus, including a notice of the extraordinary general meeting of Galileo shareholders and a form of proxy, around December 14, 2000.


     The extraordinary general meeting is scheduled to be held on:


                           Thursday, January 18, 2001


                           at 10:00 a.m., Israel time

                           at Galileo Technology Ltd.
                                  Moshav Manof
                               D.N. Misgav 20184
                                     Israel

PURPOSE OF THE EXTRAORDINARY GENERAL MEETING

     The purpose of the Galileo extraordinary general meeting is to vote on the adoption, approval and ratification of the merger and the merger agreement and to transact any other business that properly comes before the meeting or any adjournment or postponement of the meeting. We know of no other matters to be brought before the meeting. However, if any other matters are properly presented for action at the Galileo extraordinary general meeting, including a motion to adjourn the meeting to another time or place, the persons named in the enclosed proxy form will have the discretion, unless otherwise noted on any proxy form, to vote on those matters, subject to applicable law.

RECOMMENDATION OF GALILEO'S BOARD OF DIRECTORS


     GALILEO'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE PROPOSED MERGER. GALILEO'S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE MERGER AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF GALILEO AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE GALILEO SHAREHOLDERS VOTE FOR THE ADOPTION, APPROVAL AND RATIFICATION OF THE MERGER AND THE MERGER AGREEMENT. SEE "THE MERGER -- RECOMMENDATION OF THE GALILEO BOARD OF DIRECTORS AND GALILEO'S REASONS FOR THE MERGER" BEGINNING ON PAGE 47.


REQUIRED VOTE FOR ADOPTION OF THE MERGER AND THE MERGER AGREEMENT

     Each Galileo ordinary share is entitled to one vote on all matters to be considered at the extraordinary general meeting. Adoption, approval and ratification of the merger and the merger agreement requires the affirmative vote of 75% of the shares of Galileo present and voting in person or by proxy at the extraordinary general meeting.

     Pursuant to the Israeli Companies Law, a Galileo ordinary share may be voted at the extraordinary general meeting only if the holder of the ordinary share indicates whether the share voted by such shareholder is held by Toshack Acquisitions or any of its affiliates. An "affiliate" of Toshack Acquisitions includes:

     - any person or entity holding at least 25% of the voting rights in Toshack Acquisitions;

     - any person or entity holding at least 25% of the rights to appoint directors of Toshack Acquisitions;

     - any representative or relative of Toshack Acquisitions or the person or entity holding at least 25% of the voting rights or rights to appoint directors of Toshack Acquisitions; or

     - any corporation controlled by Toshack Acquisitions or such 25% holder.

     The term "controls" means the ability to direct the operations of a corporate entity. Shareholders of Galileo who wish to vote at the meeting by proxy must confirm on the proxy card that they are not affiliates of Toshack Acquisitions or any of its affiliates. A shareholder of Galileo that does not indicate whether the shares voted by such shareholder are held by Toshack Acquisitions may not vote at the meeting. If Galileo ordinary shares held by Toshack Acquisitions or its affiliates are voted at the meeting, the majority required for the approval of the merger will be, in addition to the 75% majority described above, a majority of the Galileo ordinary shares present and voting, in person or by proxy, that are not held by Toshack Acquisitions or its affiliates.



     As of the record date, Avigdor Willenz, the Chairman of the Board and Chief Executive Officer of Galileo, and Manuel Alba, a director of Galileo and President of Galileo Technology, Inc., who in the aggregate beneficially owned approximately 10,192,644 ordinary shares of Galileo entitling them to exercise approximately 23.7% of the voting power of Galileo, have executed an irrevocable proxy in which they have instructed and authorized the proxy holder to vote all their shares eligible to vote at the extraordinary general meeting in favor of the merger. For further information on these proxies, see "The Merger
Agreement -- Other Agreements Related to the Merger -- Irrevocable Proxies Executed by Certain Galileo Shareholders" on page 89.


RECORD DATE


     Galileo's board of directors has fixed December 8, 2000 as the record date for the Galileo extraordinary general meeting. Only shareholders of record at the close of business on that date will receive notice of and be able to vote at the Galileo extraordinary general meeting. At the close of business on the record date, there were 42,982,034 Galileo ordinary shares outstanding held by approximately 85 record holders.


QUORUM

     Two shareholders, holding at least 60% of the Galileo ordinary shares, must be present at the extraordinary general meeting, either in person or by proxy, in order to constitute a quorum. There must be a quorum in order for the vote on the merger and the merger agreement to occur.

     We will count the following ordinary shares of Galileo as present at the extraordinary general meeting for purposes of determining whether a quorum exists:

     - shares held by persons who attend or are represented at the meeting regardless of whether the shares are voted,

     - shares for which Galileo has received properly executed proxies, and


     - shares held by brokers in nominee or "street name" for beneficial owners who have not given their brokers specific instructions on how to vote shares. However, these broker shares will not be included in the number of shares that are deemed to have voted at the meeting.



     If within half an hour after the time that the extraordinary general meeting is scheduled to commence a quorum is not present, the meeting will automatically be adjourned to the same day one week later at the same time and place or to such other day, time and place as the board of directors of Galileo may determine by notice to the shareholders, and at such adjourned meeting the necessary quorum will be two shareholders present in person or by proxy and holding at least 34% of the Galileo ordinary shares.


PROXIES

     You should complete and return the accompanying proxy card regardless of whether you plan to attend the meeting in person. All properly executed proxies received by Galileo before the extraordinary general meeting that are not revoked will be voted at the meeting in accordance with the instructions indicated on the proxies or, if no direction is indicated, FOR approval of the merger and the merger agreement. Properly executed proxies also will be voted for any adjournment or postponement of the meeting for the purpose of soliciting additional votes to approve the merger and the merger agreement, if necessary.

     Properly executed proxies marked "Abstain" will not be voted at the extraordinary general meeting or counted as part of the entire votes in the extraordinary general meeting for the purpose of determining if the merger and the merger agreement are approved, but will be counted as part of the required quorum. GALILEO'S BOARD OF DIRECTORS URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IF YOUR GALILEO SHARES ARE HELD IN "STREET NAME" BY YOUR BROKER, YOU MUST FOLLOW THE DIRECTIONS YOUR BROKER PROVIDES TO YOU REGARDING HOW TO INSTRUCT YOUR BROKER TO VOTE YOUR SHARES OF GALILEO. You cannot vote ordinary shares of Galileo held in "street name" by returning a proxy card to Galileo.



     You should not send your Galileo share certificates with your proxies. A letter of transmittal for your Galileo shares will be mailed to you after the merger is completed.


REVOCATION OF PROXIES

     Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person or otherwise revoking your proxy at any time before it is voted at the extraordinary general meeting. To revoke your proxy, either:

     - deliver a signed notice of revocation or a properly executed new proxy card bearing a later date to:


         Galileo Investor Relations


         142 Charcot Avenue


         San Jose, California 95131


         Attention: Mr. M. Tate; or


     - attend the Galileo extraordinary general meeting and vote your shares in person.

     Attendance at the extraordinary general meeting will not, in and of itself, have the effect of revoking the proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

SOLICITATION OF PROXIES

     Galileo will pay the entire cost of soliciting proxies. In addition to the solicitation of proxies by mail, Galileo will ask banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of the stock and secure their voting instructions, if necessary. Galileo will reimburse these record holders for their reasonable expenses in forwarding these proxy materials. Galileo has engaged Corporate Investor Communications, Inc. to assist it in soliciting proxies from banks, brokers and nominees and has agreed to pay to Corporate Investor Communications, Inc. approximately $6,000 plus reasonable out-of-pocket expenses for these services. Galileo may also use several of its employees, who will not be specially compensated, to solicit proxies from Galileo's shareholders.

NO APPRAISAL RIGHTS

     Under Israeli law, holders of Galileo ordinary shares are not entitled to appraisal rights.

                                   THE MERGER

GENERAL

     The board of directors of each of Marvell and Galileo has unanimously approved the merger and the merger agreement, which provides for the acquisition by Marvell of Galileo through a merger. The merger will be effected through Toshack Acquisitions, a direct wholly-owned subsidiary of Marvell, merging into Galileo, and as a result Galileo will become a wholly-owned subsidiary of Marvell. Upon completion of the merger, each shareholder of Galileo will be entitled to receive 0.674 shares of common stock of Marvell for each outstanding ordinary share of Galileo they hold.

BACKGROUND OF THE MERGER

     Following the completion of its initial public offering in June 2000, Marvell began reviewing strategic alternatives that would allow it to further exploit its position as a leader in broadband communications technologies. Marvell studied, analyzed and reviewed data and market segment information relating to various alternatives, including potential acquisitions of public and private companies that design higher layer network-switching products.


     On August 17, 2000, representatives of a third party contacted representatives of Galileo to inquire whether Galileo would be interested in meeting to discuss possible strategic relationships with the third party. At a meeting of the Galileo board of directors held on August 22, 2000, the Galileo board determined, in light of the third party's inquiry and the trend towards consolidation within Galileo's industry, to review and evaluate various possible strategic alternatives for Galileo, including possible combinations with other companies, that would allow Galileo to further exploit its position as a leader in switching and Internetworking products and technologies. On September 6, 2000, representatives of Galileo met with representatives of the third party. At that meeting, the third party's representatives raised the possibility of a business combination between Galileo and the third party, and indicated that the third party would proceed with its evaluation of such a combination with a view to formulating and delivering a proposal to Galileo in approximately six to eight weeks.


     On September 7, 2000, Galileo had discussions with Salomon Smith Barney in connection with exploring and evaluating various possible strategic alternatives, including possible combinations with other companies.

     On September 14, 2000, Avigdor Willenz, Chairman of the Board of Directors and Chief Executive Officer of Galileo, and George Hervey, Chief Financial Officer of Marvell, held a breakfast meeting at the request of Mr. Hervey. During this meeting, Mr. Hervey expressed an interest in entering into discussions about a possible combination of Marvell and Galileo.

     On September 15, 2000, representatives of Salomon Smith Barney discussed with Mr. Willenz, Manuel Alba, a director of Galileo and President of Galileo Technology, Inc., Ed Rodriguez, Chief Operating Officer of Galileo, and Michael Tate, Chief Financial Officer of Galileo, Salomon Smith Barney's analyses of various possible strategic alternatives which Galileo might consider.

     On September 16, 2000, Dr. Sehat Sutardja, President, Chief Executive Officer and Co-Chairman of Marvell, Mr. Hervey, Mr. Willenz and Mr. Alba held a breakfast meeting to discuss each company's technologies, business operations, financial condition and a possible combination of Marvell and Galileo. Mr. Willenz and Mr. Alba informed Dr. Sutardja and Mr. Hervey that Galileo would be prepared to discuss a possible business combination with Marvell.

     On September 19, 2000, Dr. Sutardja, Mr. Hervey and Mr. Alba held a meeting to discuss their respective impressions and opinions of each company's technologies, business operations and financial condition. During this meeting, the participants continued to discuss the operational, financial and other benefits that could result from a combination of Marvell and Galileo. Also on September 19, 2000, Dr. Sutardja, Ms. Weili Dai, Marvell's Executive Vice President and a member of Marvell's board of directors, and Mr. Hervey met with representatives of Marvell's financial advisor, Goldman, Sachs & Co., to study the financial details of a proposed combination of Marvell and Galileo. Marvell's board of directors decided to retain Goldman Sachs based upon its satisfaction with Goldman Sachs' past services rendered for Marvell along with Goldman Sachs' experience and reputation as a financial advisor in connection with merger transactions. Thereafter, Marvell developed an initial offer to present to Galileo regarding a proposed combination.

     On September 20, 2000, Marvell held a special meeting of its board of directors. Dr. Sutardja presented the combination proposal to the board of directors. After discussion among the directors, Mr. Hervey and representatives of Goldman Sachs, the Marvell board unanimously authorized Dr. Sutardja to present an initial offer to Galileo regarding a proposed combination.

     On September 21, 2000, Dr. Sutardja, Ms. Dai and Mr. Hervey met with Mr. Willenz, Mr. Alba and Mr. Rodriguez to communicate the terms of the proposed combination.

     On September 22, 2000, Dr. Sutardja, Ms. Dai, Mr. Hervey, Mr. Willenz, Mr. Alba and Mr. Rodriquez met telephonically to further discuss the terms of Marvell's proposal. During this conference call, the Galileo representatives indicated that they needed additional time to analyze Marvell's offer before formally responding.


     On September 24, 2000, Galileo held a special telephonic meeting of its board of directors during which Mr. Willenz and Mr. Alba apprised the other members of the Galileo board of directors of the September 6 meeting with the third party and the subsequent discussions initiated by Marvell with respect to possible business combinations, and the terms of Marvell's proposal. The Galileo board of directors reconvened telephonically on September 25, 2000 and, together with Mr. Rodriguez and Mr. Tate, further discussed the terms of Marvell's proposal. At the conclusion of that meeting, the Galileo board of directors authorized management to reject Marvell's offer as inadequate, but to continue negotiations relating to a possible business combination with a view to obtaining offer terms that were more favorable to Galileo shareholders. In addition, the Galileo board of directors instructed management to keep the board apprised of developments in connection with discussions between Galileo's representatives and the respective representatives of Marvell and the third party. Galileo's management proposed to retain Salomon Smith Barney as Galileo's financial advisor. The Galileo board of directors approved the retention of Salomon Smith Barney as Galileo's financial advisor.


     During the week of September 25, 2000, Mr. Hervey and Mr. Alba held several telephone conversations to further discuss Marvell's offer terms. Dr. Sutardja, Ms. Dai and Mr. Hervey also continued to develop additional analytical information and financial models in support of Marvell's initial offer to Galileo. In addition, during this period, Mr. Willenz and Mr. Alba held discussions with representatives of Salomon Smith Barney to evaluate Marvell's offer, and representatives of Goldman Sachs and of Salomon Smith Barney held several conversations during which they discussed various aspects of the proposed transaction on behalf of their respective clients.

     On September 28, 2000, Marvell convened a special meeting of its board of directors to update the directors on the status of the discussions regarding the proposed transaction. On September 29, 2000, Mr. Willenz, Mr. Alba and Mr. Rodriguez informed Dr. Sutardja and Mr. Hervey that Marvell's initial offer was inadequate to secure the approval of Galileo's board of directors.

     During the weekend of September 30, 2000 and October 1, 2000, Dr. Sutardja, Ms. Dai and Mr. Hervey met with representatives of Goldman Sachs to further develop Marvell's combination proposal. After receiving authorization from the Marvell board of directors for amended offer terms, Dr. Sutardja, Ms. Dai and Mr. Hervey presented a revised merger proposal to Mr. Willenz and Mr. Alba on October 2, 2000. Mr. Willenz and Mr. Alba then held discussions with representatives of Salomon Smith Barney to evaluate Marvell's revised proposal.

     On October 3, 2000, Mr. Alba and Mr. Hervey held a telephone conference during which Mr. Alba rejected as inadequate the terms of Marvell's revised offer of October 2, 2000 and Mr. Alba communicated to Mr. Hervey the bases of a business combination proposal that might be acceptable to Galileo's board. At a special meeting of Marvell's board later on October 3, Dr. Sutardja presented the

Marvell directors with an update on the status of the transaction discussions with Galileo. During this meeting, Dr. Sutardja summarized the terms communicated by Mr. Alba. After discussion among the directors, Mr. Hervey and representatives of Goldman Sachs, the Marvell board of directors authorized Marvell's management to communicate a further revised combination proposal to Galileo. In a telephone conversation between Mr. Alba and Mr. Hervey after the October 3 special meeting of Marvell's board of directors, Mr. Hervey communicated the further revised offer authorized by Marvell's board of directors to Mr. Alba, and Messrs. Hervey and Alba discussed the terms of the revised offer. Following that discussion, a special telephonic meeting of the Galileo board of directors was convened at which the directors, with input from Mr. Rodriguez and Mr. Tate, discussed the terms of Marvell's revised offer. At the conclusion of the meeting, the Galileo board authorized management to proceed with due diligence of Marvell and to negotiate the terms of definitive agreements with respect to the proposed combination. Telephone conversations ensued among members of senior management of Marvell and Galileo during which Marvell's revised offer was further discussed and the parties determined to commence due diligence and the negotiation of definitive agreements in connection with the proposed merger on an expedited basis.

     On October 6, 2000, counsel for Marvell delivered to counsel for Galileo a preliminary draft of the merger agreement.

     From October 4, 2000 through October 9, 2000, Marvell's representatives and advisors conducted numerous telephone conferences and meetings with Galileo's representatives and advisors to negotiate the terms and conditions of the merger agreement and various other legal, financial and regulatory matters related to the merger. During this period, both party's representatives and advisors began their due diligence investigations.

     On Tuesday, October 10, 2000, representatives of Marvell informed representatives of Galileo that, due to the recent changes in the companies' respective stock prices, Marvell had reservations concerning the ratio that had been proposed on October 3 for exchanging shares of Marvell common stock for Galileo ordinary shares in the merger, in light of the increased merger premium to Galileo's stock price that would now result from that exchange ratio. At a special meeting of the Marvell board of directors on October 10, Marvell's directors, Mr. Hervey and representatives of Goldman Sachs discussed the status of the proposed merger and the Marvell board of directors directed management to proceed with negotiations through the following trading day and to attempt to reach a definitive agreement at such time, subject to the parties' agreement on the exchange ratio. Later on October 10, the Galileo board of directors convened a special telephonic meeting (that was adjourned and resumed later that afternoon) at which Galileo's senior management and advisors updated the board on the status of the negotiations with Marvell and of Marvell's issues with respect to the proposed exchange ratio. At the Galileo board of directors meeting, representatives of Salomon Smith Barney made a presentation to the Galileo board of directors with respect to the material financial analyses performed by Salomon Smith Barney in connection with its evaluation of the fairness to Galileo shareholders, from a financial point of view, of the exchange ratio proposed on October 3, and Galileo's legal counsel discussed with the board various legal considerations in connection with the proposed merger. At the conclusion of the meeting, the Galileo board of directors authorized management to continue negotiations with Marvell relating to the proposed merger but did not authorize any change of the proposed exchange ratio. Following these board meetings, the parties, based on the analyses of their respective advisors, concluded that it was necessary to delay further negotiations concerning the exchange ratio; however, the parties continued to negotiate and discuss various other terms of the proposed merger.

     Between October 5 and 10, 2000, representatives of Salomon Smith Barney contacted representatives of the third party who on September 6 had indicated an interest in pursuing a business combination with Galileo. The representatives of Salomon Smith Barney advised the third party that Galileo was nearing agreement on the principal terms of a business combination with another company and that, if the third party intended to make a formal offer with respect to a business combination with Galileo, it would have to do so imminently. The representatives of the third party informed Salomon Smith Barney's representatives that it was unlikely that the third party would be in a position to make a formal offer within such a short time.

     From Wednesday, October 11, 2000, through Friday, October 13, 2000, Dr. Sutardja, Ms. Dai, Mr. Hervey, Mr. Willenz and Mr. Alba continued to have telephone discussions concerning the proposed combination of Marvell and Galileo. During this time, each company's legal counsel continued to negotiate the definitive agreements. On Friday, October 13, 2000, the Marvell board of directors held a telephonic meeting. At that meeting, the Marvell board of directors received a full report on the status of negotiations from Marvell's management and financial advisor and the directors discussed the significant open issues separating the parties.

     On Monday, October 16, 2000, Dr. Sutardja, Ms. Dai, Mr. Hervey, Mr. Willenz and Mr. Alba met telephonically to discuss the movement in the respective share prices of each company's stock on that day and the change in the total merger consideration resulting from that movement.

     On October 16, 2000, the board of directors of Marvell held a meeting. Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the board of directors of Marvell that, as of October 16, 2000, the exchange ratio of 0.674 shares of common stock of Marvell to be exchanged for each ordinary share of Galileo pursuant to the merger agreement was fair from a financial point of view to Marvell. The full text of the written opinion of Goldman Sachs, dated October 16, 2000, which identifies assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus. Marvell's legal counsel explained additional terms of the merger agreement and various other legal matters regarding the proposed transaction to the board. After full discussion, the Marvell board of directors unanimously concluded that the merger was in the best interests of Marvell shareholders, declared the merger advisable, unanimously approved the terms of the merger and the merger agreement and resolved to recommend that Marvell shareholders vote to adopt the merger agreement and approve the merger.

     A special telephonic meeting of the Galileo board of directors was convened the evening of October 16, 2000. At that meeting, Galileo's management and advisors updated the board on the events that had transpired since the October 10 board meeting. In addition, representatives of Salomon Smith Barney delivered to the Galileo board of directors a verbal opinion, subsequently confirmed in writing, that, as of the date of the opinion and based on and subject to the matters described in the opinion, the exchange ratio was fair, from a financial viewpoint, to the holders of Galileo ordinary shares, and Galileo's legal counsel reviewed with the board the material final terms and conditions of the merger agreement and the related agreements and various other legal matters regarding the proposed merger. After full discussion, the Galileo board of directors unanimously concluded that the merger was advisable and in the best interests of Galileo and its shareholders, approved the terms of the merger and the merger agreement and resolved to recommend that Galileo shareholders vote to adopt the merger agreement and approve the merger.

     Late in the evening on October 16, 2000, Marvell and Galileo executed the merger agreement and related agreements. Before the opening of business on October 17, 2000, the parties issued a joint press release announcing the merger.

RECOMMENDATION OF THE MARVELL BOARD OF DIRECTORS AND MARVELL'S REASONS FOR THE MERGER


     The Marvell board of directors believes that the merger is advisable, fair to and in the best interests of Marvell and its shareholders. Accordingly, Marvell's board of directors has unanimously approved the merger agreement and unanimously recommends that Marvell shareholders vote for the merger, the adoption of the merger agreement, the issuance of Marvell common stock to Galileo shareholders in connection with the merger and the assumption and adoption by Marvell of the stock option plans of Galileo. In reaching its decision to approve the merger agreement and to recommend that Marvell shareholders vote to approve the proposals, Marvell's board of directors consulted with senior management and its financial and legal advisors and considered a number of factors, including:


     - the opinion of Goldman Sachs, Marvell's financial advisor, that, as of October 16, 2000, the exchange ratio of 0.674 shares of common stock of Marvell to be exchanged for each ordinary share of Galileo pursuant to the merger agreement was fair from a financial point of view to Marvell;

     - the terms of the merger agreement and stock option agreement and the total merger consideration to be paid by Marvell; and

     - historical information concerning Marvell's and Galileo's respective businesses, financial performance and condition, operations, technology, management and competitive position, to the extent such information was publicly available with respect to Galileo.


     The Marvell board of directors considered a variety of information about Galileo and the combined company in evaluating the merger, including:


     - the increases in, and composition of, revenues for the combined company;

     - Galileo's historical success in the market for Internetworking and switching products;

     - Galileo's research and development personnel and, in particular, their strength in the area of higher-layer packet processing, switching, routing and system management;

     - the ability of the combined company to offer complete end-to-end silicon solutions to communications equipment vendors;


     - that the combined company will possess the ability to ship both Gigabit Ethernet physical layer devices and switching integrated circuits in volume production;


     - the combined company will possess the core semiconductor technologies required for future communications systems in MAN, WAN and storage area networks, or SAN; and

     - the combination will create a communications integrated circuit powerhouse able to more rapidly bring high-speed broadband quality solutions to the communications market.

     In view of the variety of factors considered in connection with the evaluation of the merger, the Marvell board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. However, the board's decision was substantially based upon the following factors:

     - the belief that Galileo's strength in designing switching products and system architecture complements one of Marvell's core strengths in designing products which enable the movement of data at high transfer rates;

     - the belief that the proposed combination of the companies represents a unique opportunity to combine complementary products, enabling the integration of multiple product functions on single chips which will decrease the cost and increase the performance of the combined company's products;

     - the belief that, on a combined basis, the companies will be better positioned to develop and market products for the broadband data communication markets;

     - the value to Marvell of Galileo's research and development personnel; and

     - that Marvell senior management has worked closely with the senior management of Galileo in the past and as a result believes that the companies have compatible cultures and should be able to effectively combine their respective research, design and sales functions.

     The Marvell board of directors also identified and considered in its deliberations a number of factors weighing against the proposed merger, including:

     - the possibility that the merger might not be consummated, due to, among other things, the possible failure of Galileo's shareholders to approve the merger, and the effect on Marvell's stock price and the amount of resources that would be expended and wasted if that were the case;

     - the possibility that Marvell may have to pay liquidated damages of $80 million to Galileo if the merger agreement is terminated under certain conditions;

     - if the merger is completed, the possibility that the integration of Marvell and Galileo will be a complex, time consuming and expensive process that may disrupt the business of either or both companies if not completed in a timely and efficient manner;

     - even if the merger is completed, the possibility that the anticipated benefits may not be realized;

     - the unstable political situation in Israel, where most of Galileo's research and development personnel are located, which could expose the combined enterprise to significant risk;

     - the significant limitations under Israeli law on the ability of the combined enterprise to shift its operations out of Israel if the political situation worsens, due to Galileo's funding from the Israeli Investment Center and the Israeli Office of the Chief Scientist; and


     - the limits on Marvell's ability to terminate the merger agreement if Galileo's business or financial prospects are harmed as a result of changes generally affecting the industries in which Galileo operates, and changes in general economic, capital market, regulatory or political conditions, including changes in Israel.


     The Marvell board was also aware of the fact that Mr. George Hervey, Marvell's Vice President of Finance and Chief Financial Officer, served as Senior Vice President, Chief Financial Officer and Secretary for Galileo from March 1997 to April 2000 and owns 112,000 ordinary shares of Galileo. Mr. Hervey exercised options to purchase 69,500 ordinary shares of Galileo from September 7, 2000 through September 18, 2000. Mr. Hervey sold 14,500 of these shares on the date of exercise at prevailing market prices. The options were granted to Mr. Hervey during his employment with Galileo and would have terminated had they not been exercised within six months after Mr. Hervey left his employment at Galileo.

     After considering the various factors weighing against the proposed merger, the Marvell board of directors concluded that the factors in favor of the merger outweighed the negative factors.

RECOMMENDATION OF THE GALILEO BOARD OF DIRECTORS AND GALILEO'S REASONS FOR THE MERGER

     The board of directors of Galileo believes that the merger is advisable and in the best interests of Galileo and its shareholders and unanimously recommends that Galileo shareholders vote in favor of the merger and the merger agreement.


     In reaching the conclusion that the merger is in the best interests of Galileo and its shareholders, the Galileo board of directors consulted with senior members of Galileo's management team regarding the strategic and operational aspects of the merger and the results of the due diligence conducted with respect to Marvell. In addition, the Galileo board of directors consulted with representatives of Salomon Smith Barney, financial advisor to Galileo, regarding selected financial aspects of Marvell's business, as well as the fairness, from a financial point of view, to Galileo's shareholders of the proposed ratio for exchanging Galileo ordinary shares for shares of Marvell common stock in the merger. In considering the information provided by Galileo's senior management team and representatives of Salomon Smith Barney, in analyzing the terms of the merger agreement, and in coming to its endorsement of the merger, the Galileo board of directors considered a variety of factors. The key factors considered by the Galileo board of directors are summarized below. In addition, the Galileo board noted that Galileo has not yet appointed external directors as required by the Israeli Companies Law. Considering the legal requirements applicable to the approval of the merger, the Galileo board believes that such failure does not derogate from the authority of the Galileo board to approve the merger or from the legal effect of such approval.


     Strategic Advantages. The board of directors of Galileo considered presentations from senior members of Galileo's management team regarding the anticipated strategic advantages of a combination with Marvell, including the following:

     - Communications equipment manufacturers, which represent Galileo's and Marvell's key customer base, are increasingly looking for suppliers that are able to simultaneously deliver both system architecture expertise and physical signal transmission solutions. The combination of Galileo's strengths in designing controllers, switching products and system architecture with Marvell's strengths in designing physical signal handling products will enable the combined company to offer customers an integrated package of complementary state-of-the-art solutions. This packaging responds to the needs of the communications equipment market and should create a significant competitive advantage over separate products that a customer would have to integrate itself. In addition, the merger will enable Galileo and Marvell to better coordinate the inclusion of their products in industry reference designs, which should facilitate the inclusion of the combined company's products in equipment based on the reference design and thereby lead to increased sales.

     - The merger will allow Galileo's controller and switching solutions to benefit from Marvell's advanced physical signal handling technology and will allow Marvell's physical signal handling solutions to benefit from Galileo's world-class controller and switching technology. This should help drive the combined company's development of improved, complementary and next-generation products and technologies.

     - The merger will provide each company with increased access to the other's existing customer base and will enable the combined company to market its broadened offering of solutions to an expanded customer base.

     - The integration of the best features of each company's sales force and customer service and research & development departments should strengthen the combined company's ability to effectively sell and service its products and develop new products and solutions to anticipate and meet the evolving needs of the marketplace.

     - The merger should create improved economies of scale, thereby reducing the combined company's purchasing and manufacturing costs and increasing the combined company's access to foundry capacity and raw materials supplies. In this regard, the Galileo board of directors noted that Marvell and Galileo each currently rely on Taiwan Semiconductor Manufacturing Company and its subcontractors for the manufacture and assembly of a substantial portion of their products.

     Potential for Growth. The Galileo board of directors considered the view of senior members of Galileo's management team that the merger is expected to strengthen the ability of the combined company to compete effectively in the marketplace, generate growth in revenue, earnings before interest, taxes, depreciation and amortization, or "EBITDA," and cash flow, and create shareholder value. In particular, the Galileo board of directors considered information and analyses regarding the financial condition and results of operations of Marvell, information regarding Marvell's business, technology, products and customers and information regarding the prospects for, and challenges facing, the industries in which Galileo and Marvell operate.

     Opinion of Salomon Smith Barney. The Galileo board of directors reviewed a detailed presentation by representatives of Salomon Smith Barney regarding the financial aspects of the proposed merger, and considered the opinion of Salomon Smith Barney that, as of the date of the opinion and subject to the considerations described in the opinion, the ratio for exchanging Galileo ordinary shares for shares of Marvell common stock in the merger was fair, from a financial point of view, to the holders of Galileo ordinary shares.

     Exchange Ratio. The Galileo board of directors considered the fact that the proposed ratio for exchanging Galileo ordinary shares for shares of Marvell common stock in the merger would provide Galileo's shareholders with a substantial premium when comparing Galileo's and Marvell's respective stock prices at the time of execution of the merger agreement. The Galileo board also considered the fact that the value of the Marvell common stock to be received by Galileo shareholders in the merger could change depending upon the performance of Marvell common stock between the time of the execution of the merger agreement and the time of the completion of the merger, as well as other factors. In addition, the Galileo board considered the fact that the merger agreement does not contain any provisions that limit the effect of declines in the market price of Marvell common stock prior to the completion of the merger on the value of the consideration to be received in the merger by holders of Galileo ordinary shares. The

Galileo board noted that, while the absence of these provisions exposes Galileo shareholders to some market risk, the risk is mitigated by several factors, including that (1) holders of Galileo ordinary shares will participate in any appreciation in the value of Marvell common stock between the time of the execution of the merger agreement and the time of the completion of the merger,
(2) the exchange ratio will maintain the relative share of Marvell's stock held immediately after the merger by Galileo's shareholders and (3) any protection in the merger agreement against declines in the market price of Marvell common stock would likely be coupled with a cap on the benefit Galileo shareholders would enjoy as a result of increases in the market price of Marvell common stock.

     Continuing Equity Interest of Galileo Shareholders in Marvell. The Galileo board of directors considered the fact that, by providing for the exchange of Galileo ordinary shares for shares of Marvell common stock, the merger agreement provides for holders of Galileo ordinary shares to participate in the value that may be generated by the combination of Galileo and Marvell through their continued equity participation in Marvell, while realizing through the exchange of shares a premium for their Galileo shares, based on stock prices at the time of execution of the merger agreement, and while obtaining tax-free treatment. The Galileo board also noted that the proposed exchange ratio would result in holders of Galileo ordinary shares receiving a significant equity stake in Marvell, equal to approximately 25% of the common stock of Marvell after completion of the merger on a fully-diluted basis.

     Corporate Governance Arrangements. The Galileo board of directors noted that the merger agreement provides that two current members of the Galileo board of directors will be appointed to the board of directors of Marvell upon completion of the merger.

     Alternatives to the Merger. The Galileo board of directors considered the accelerated trend towards consolidation in the industry within which Galileo operates and Galileo's prospects should it remain an independent company. The Galileo board then considered information presented by senior members of Galileo's management team as to alternatives to the merger that senior management had explored, including possible acquisitions by or of other businesses and management's view that the merger represented the most favorable alternative for Galileo and its shareholders.

     Experience with Marvell. The Galileo board of directors took note of the fact that the merger is with a company with whom Galileo has experienced successful collaborations, including the creation of coordinated reference designs to enable customers to more effectively and efficiently design equipment that used both Galileo and Marvell products. Galileo and Marvell have in the past also discussed the possibility of integrating certain of their respective technologies into one chip. As a result of having worked closely with Marvell senior management on these projects, Galileo senior management was able to develop and relay to the Galileo board their first-hand impressions of Marvell's business and management.

     Integration of Galileo and Marvell. The Galileo board of directors considered the fact that the combination of the businesses of Galileo and Marvell would be challenging, and the success of the combination is not certain. The Galileo board noted, however, that the management teams of Galileo and Marvell have worked together successfully in the past and have a shared vision of the opportunities and potential created by the merger. The Galileo board further noted that these positive experiences and similarities in views are likely to facilitate the efforts of the management teams of Galileo and Marvell to integrate their businesses effectively and efficiently.


     Conditions, Termination Provisions, Termination Fee and Option
Agreement. The Galileo board of directors reviewed the conditions to the completion of the merger and the circumstances under which Galileo or Marvell would have the right to terminate the merger agreement. In addition, the Galileo board reviewed the provisions of the merger agreement that prohibit Galileo from soliciting any proposal or offer regarding any acquisition of Galileo. The Galileo board also reviewed the provisions of the merger agreement that require the Galileo board to recommend approval of the merger by the shareholders of Galileo and prohibit the board from withdrawing or modifying its recommendation unless, subject to specified conditions, it has received an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable to Galileo shareholders than the merger and which is reasonably capable of being completed. In addition, the Galileo board reviewed the amounts that might be payable in the event the merger agreement is terminated under specified circumstances. The Galileo board also considered the terms of the option agreement to be entered into by Galileo and Marvell in connection with the merger agreement. The Galileo board noted that each of these provisions could have an impact on a third party considering an unsolicited acquisition proposal for Galileo. However, the Galileo board also noted that Marvell had specified that Galileo's agreement to each of these provisions was a condition to Marvell's willingness to enter into the merger agreement. The Galileo board also noted that the merger agreement allowed the Galileo board to terminate the merger agreement, subject to Galileo paying Marvell the specified termination fees and satisfying other specified conditions, in order to approve or recommend an unsolicited acquisition proposal for Galileo which would, if completed, result in a transaction that is more favorable to Galileo shareholders than the merger and which is reasonably capable of being completed. Further, the Galileo board found reasonable the views of its legal and financial advisors that the termination fees were within the range of fees payable in comparable transactions, and the Galileo board determined, based in part on the advice of its advisors, that all of these provisions taken together were reasonable in the context of the proposed merger and would not be expected to preclude an unsolicited acquisition proposal for Galileo.



     Voting Agreement, Irrevocable Proxies and Lock-up Agreements. The Galileo board of directors considered the terms of the voting agreement to be entered into by Dr. Sehat Sutardja, Dr. Pantas Sutardja, Weili Dai, Diosdado Banatao and Kuo Wei Chang (the "Marvell Holders"), and the irrevocable proxies to be delivered by Avigdor Willenz and Manuel Alba (the "Galileo Holders"), in connection with the merger agreement. The Galileo board noted that, pursuant to the voting agreement the Marvell Holders would agree to vote all of their shares of Marvell common stock (representing approximately 58% of the outstanding Marvell shares), and pursuant to the irrevocable proxies the Galileo Holders would grant a third party the authority to vote all of their Galileo ordinary shares (representing approximately 23.7% of the outstanding Galileo shares), in favor of the transactions contemplated by the merger agreement. The Galileo board also considered the terms of the lock-up agreements to be entered into by the Marvell Holders and the Galileo Holders in connection with the merger agreement. The Galileo board noted that, pursuant to the lock-up agreements, each of the Marvell Holders and Galileo Holders would agree not to offer for sale, sell or otherwise dispose of any shares of Marvell common stock owned by them for a period of 45 days after the completion of the merger.


     Regulatory Matters. In addition to considering the various conditions that must be satisfied prior to the completion of the merger, the Galileo board specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and, to the extent required by applicable law, approvals from the Israeli Office of the Chief Scientist, the Israel Investment Center and the Israeli Securities Authority. The Galileo board noted the view of members of senior management of Galileo that the various regulatory filings were expected to be timely made and that the various regulatory approvals were expected to be granted in due course.

     Expected Tax and Accounting Treatment. The Galileo board considered the expected tax treatment of the merger for United States federal income tax and Israeli tax purposes. The Galileo board noted that receipt of specified rulings from the Israeli Income Tax Commissioner and the receipt of specified legal opinions from Galileo's United States counsel relating to such expected tax treatment were conditions to the merger. The Galileo board also considered the accounting treatment of the merger as a "purchase" transaction, including the goodwill that will be recorded on the financial statements of Marvell.

     Certain Risks. The Galileo board considered several risks associated with the combination of Galileo and Marvell. These included:

     - the risk that the attention and efforts of senior members of Galileo's management team may be diverted from Galileo's businesses while they are working to implement the merger, and that valuable strategic opportunities may be lost;

     - risks associated with the various restrictions imposed under the merger agreement on Galileo's operational flexibility during the pendency of the merger;

     - the risk that the merger may not be completed and that, even if the merger is completed, the anticipated benefits of the merger may not be realized;

     - the risk that key employees may decide not to remain with the combined company after completion of the merger;

     - the risk that if the merger agreement is terminated under certain circumstances and Galileo subsequently agrees to be acquired by a third party, Galileo may become obligated to pay Marvell specified liquidated damages;

     - the risk that if the merger agreement is terminated under certain circumstances, Marvell may be able to purchase a significant number of Galileo ordinary shares pursuant to the option agreement, which could impair the ability of Galileo to complete another business combination; and

     - the various factors set forth in the section entitled "Risk Factors" that begins on page 13 of this joint proxy statement/prospectus.

     In addition, in analyzing the historical stock price information for Marvell, the Galileo board noted that Marvell has been a publicly traded company for less than a year and that, as a result, the ability to perform meaningful analyses of Marvell's stock performance over an extended period of time is limited. The Galileo board also noted that Marvell common stock has historically been thinly traded. The Galileo board further noted that, upon completion of the merger, Dr. Sehat Sutardja, Dr. Pantas Sutardja and Weili Dai would continue to own, in the aggregate, approximately 31% of the outstanding shares of Marvell common stock and thereby continue to have the ability to effectively exert considerable control over Marvell's affairs.

     The Galileo board also considered the fact that certain directors and executive officers of Galileo have interests in the merger that could be deemed to be different from, or in addition to, the interests of Galileo shareholders generally, including as described in the section entitled "The
Merger -- Interests of Certain Persons in the Merger" below. In addition, the Galileo board was aware of Mr. George Hervey's interests in the merger described in the section entitled "The Merger -- Recommendation of the Marvell Board of Directors and Marvell's Reasons for the Merger."

     This summary of the factors considered by the board of directors of Galileo in evaluating the merits of the merger is not intended to be exhaustive but is believed to include all material factors considered by the Galileo board. Due to the wide variety of the factors that the Galileo board considered in evaluating the merits of the merger, the Galileo board did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the Galileo board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable; instead the Galileo board analyzed all of the factors as a whole and determined that, overall, the factors support its conclusion that the merger is in the best interests of Galileo and its shareholders. Individual members of the Galileo board may have considered some factors to be more important than other factors and may have considered some factors, or aspects of some factors, to be favorable while other members considered them to be unfavorable.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the Galileo board of directors that Galileo shareholders vote to approve the merger, you should be aware that certain members of the Galileo board and Galileo's management have interests in the merger that could be deemed to be different from, or in addition to, the interests of Galileo shareholders generally. These differing or additional interests are summarized below. The Galileo board was aware of these interests and considered them, among other matters, when voting to approve the merger.


     Board of Directors. Marvell has agreed to appoint two current members of the Galileo board to the board of directors of Marvell upon completion of the merger. These individuals will be assigned to the class of directors of Marvell whose term expires in 2001. Marvell has also agreed to nominate each of these individuals for re-election at Marvell's 2001 annual meeting of shareholders. It is currently Galileo's intention that these individuals will be Avigdor Willenz and Manuel Alba.

     Indemnification and Directors' and Officers' Insurance. In the merger agreement, Marvell has agreed that, from and after completion of the merger,

     - Marvell and the surviving corporation of the merger will indemnify each person who is or was an officer or director of Galileo or Galileo's subsidiaries from all liabilities (including with respect to negligent acts and omissions) in connection with their being an officer or director or arising out of the merger agreement or the merger, in each case to the fullest extent permitted by law;

     - Marvell will cause the surviving corporation to honor all of Galileo's indemnification obligations under agreements with its directors and officers and under Galileo's articles of association; and

     - Marvell will, for a period of six years after completion of the merger, maintain or cause to be maintained in effect policies of directors' and officers' liability insurance covering persons who are covered by Galileo's current insurance policies on terms no less favorable to those individuals than those of Galileo's current insurance policies, although Marvell will not be required to expend in any one year in excess of 200% of the annual premium currently paid by Galileo for such coverage.


     Stock Option Plans. At the effective time of the merger, each outstanding option to purchase Galileo ordinary shares issued pursuant to the Galileo 1997 Employees' Stock Option Plan, the Galileo 1997 GTI Stock Option Plan and the Galileo 1998 Non-Employee Directors' Stock Option Plan will be converted into an option to purchase, on the same terms and conditions as applied to the Galileo stock option, a number of shares of Marvell common stock (rounded up to the nearest whole share) equal to the number of shares of Marvell common stock that the holder of such Galileo stock option would have been entitled to receive in the merger had such holder exercised the option in full immediately prior to the merger. The exercise price per share of Marvell common stock for these converted options will be equal to the former per share exercise price for Galileo ordinary shares that otherwise could have been purchased under the Galileo stock option, divided by 0.674 (the ratio for exchanging Galileo ordinary shares for shares of Marvell common stock in the merger), rounded down to the nearest whole cent. However, in the case of options intended to be treated as "incentive stock options" under the United States Internal Revenue Code, the option price, the number of shares that could be purchased and the terms and conditions of exercise will be determined in order to comply with the applicable provisions of that Code. Directors and officers of Galileo (seven persons) hold in the aggregate options to purchase approximately 1,728,985 ordinary shares of Galileo. Under the terms of the merger agreement, these options will be converted into options to purchase approximately 1,165,336 shares of Marvell common stock as described above.


OPINION OF MARVELL'S FINANCIAL ADVISOR

     Goldman Sachs has acted as financial advisor to Marvell in connection with the merger. On October 16, 2000, Goldman Sachs delivered its oral opinion, subsequently confirmed in writing, to the board of directors of Marvell that, as of the date of such opinion, the exchange ratio of 0.674 shares of common stock of Marvell to be exchanged for each ordinary share of Galileo pursuant to the merger agreement was fair from a financial point of view to Marvell.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED OCTOBER 16, 2000, WHICH IDENTIFIES ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS APPENDIX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED INTO THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE. SHAREHOLDERS OF MARVELL ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the merger agreement;

     - the registration statement on Form S-1, including the prospectus contained therein dated June 26, 2000, relating to Marvell's initial public offering of 6,900,000 shares of common stock;

     - the quarterly report on Form 10-Q of Marvell for the quarter ended July 31, 2000;

     - the registration statement on Form F-1 of Galileo, including the prospectus contained therein dated July 28, 1997, relating to Galileo's initial public offering of 6,900,000 ordinary shares;

     - the annual report on Form 20-F of Galileo for the year ended December 31, 1999;

     - the reports on Form 6-K of Galileo for the months of June 2000 and August 2000;

     - certain other communications from Marvell and Galileo to their respective shareholders; and

     - certain internal financial analyses and forecasts for Galileo prepared by the management of Galileo.

     Goldman Sachs also held discussions with members of the senior management of Marvell and Galileo regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Marvell's common stock and Galileo's ordinary shares, which like many technology-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for Marvell and Galileo with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. The Marvell board informed Goldman Sachs that Marvell has not prepared current forecasts of its future financial performance for the year 2001 or beyond. As a result, Goldman Sachs' review of such matters was limited to discussions with senior management of Marvell regarding certain reports and estimates of research analysts, including one report for Marvell that the Marvell board instructed Goldman Sachs to use for purposes of rendering its opinion and that, in the judgment of Marvell's management, represented the best currently available estimates of the future financial performance of Marvell. In addition, for purposes of analyzing the future financial performance of Galileo and rendering its opinion, the Marvell board instructed Goldman Sachs to use the report of a certain research analyst that, in the judgment of Marvell's management, represented the best currently available estimates of the future financial performance of Galileo. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Marvell or Galileo or any of their subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs' advisory services and Goldman Sachs' opinion were provided for the information and assistance of the Marvell board in connection with its consideration of the transaction contemplated by the merger agreement and such opinion does not constitute a recommendation as to how any holder of Marvell common stock should vote with respect to the merger.

     The following is a summary of the material financial analyses presented by Goldman Sachs to the Marvell board on October 16, 2000. SOME OF THE SUMMARIES OF THE FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. THE TABLES MUST BE READ TOGETHER WITH THE TEXT ACCOMPANYING EACH SUMMARY.

     TRANSACTION PREMIUM ANALYSIS

     Goldman Sachs compared the historical stock prices of Marvell common stock and Galileo ordinary shares on the basis of the respective closing prices per share on October 16, 2000, and the respective closing prices and period averages for the prior five days, 10 days, one month and the period since the initial public offering, or IPO, of Marvell common stock. The following table presents:

     - the implied exchange ratio between the closing prices of Marvell common stock and Galileo ordinary shares on October 16, 2000 and the implied exchange ratio between the average of the closing prices of Marvell common stock and Galileo ordinary shares for the specified periods; and

     - the premiums over those implied exchange ratios implied by the actual exchange ratio in the merger.

                                                                 PREMIUM OVER IMPLIED
           DATE OR PERIOD              IMPLIED EXCHANGE RATIO       EXCHANGE RATIO
           --------------              ----------------------    --------------------
October 16, 2000.....................           0.38x                    79.1%
5 day average........................           0.33                    102.9
10 day average.......................           0.36                     85.8
One month average....................           0.35                     90.6
Average since Marvell IPO............           0.36                     86.5

     Goldman Sachs also reviewed the historical closing prices of Galileo ordinary shares on October 16, 2000 and the closing prices and period averages for the prior five days, 10 days, one month, three months, six months and one year. The following table presents:

     - the closing price of Galileo ordinary shares on October 16, 2000 and the average of the closing prices of Galileo ordinary shares for the specified periods; and

     - the premium over the closing price of Galileo ordinary shares on October 16, 2000 and the average closing prices of Galileo ordinary shares for the specified periods implied by the actual exchange ratio in the merger.

                                                           PREMIUM OVER CLOSING PRICE OR
                                       CLOSING PRICE OR      AVERAGE CLOSING PRICE OF
                                       AVERAGE CLOSING        GALILEO ORDINARY SHARES
                                       PRICE OF GALILEO           IMPLIED BY THE
           DATE OR PERIOD              ORDINARY SHARES            EXCHANGE RATIO
           --------------              ----------------    -----------------------------
October 16, 2000.....................       $30.77                      79.1%
5 day average........................        27.90                      97.5
10 day average.......................        29.05                      89.7
One month average....................        29.19                      88.7
Three month average..................        25.25                     118.2
Six month average....................        21.80                     152.8
One year average.....................        21.43                     157.1

     MARGIN ANALYSIS

     Goldman Sachs analyzed and compared the projected gross margin percentage, operating margin percentage and net margin percentage of each of Marvell and Galileo to the projected gross margin percentage, operating margin percentage and net margin percentage of the combined company on a pro forma basis for 2000 and 2001, in each case based on selected publicly available research analysts' estimates for Marvell and Galileo. This analysis was performed using Marvell's fiscal year end of January 31 and Galileo's fiscal year end of December 31. The projected gross margin, operating margin and net margin were calculated by adding the relevant research analyst estimates of revenues, operating income and net income for the two companies before taking into account any of the possible benefits that may be realized following the merger. The following table presents the results of that analysis:

                                                                                  COMBINED
                                                             MARVELL    GALILEO   COMPANY
                                                             -------    -------   --------
GROSS MARGIN
2000.....................................................     54.0%      60.5%      56.8%
2001.....................................................     54.0       60.0       56.4
OPERATING MARGIN
2000.....................................................     10.8%      18.4%      14.1%
2001.....................................................     18.0       20.5       19.0
NET MARGIN
2000.....................................................     10.0%      22.6%      15.4%
2001.....................................................     15.2       23.3       18.5

     REVENUE GROWTH IMPACT ANALYSIS

     Goldman Sachs compared the projected revenue of each of Marvell and Galileo to the projected revenue of the combined company on a pro forma basis, in each case based on publicly available research analysts' estimates for Marvell and Galileo. This analysis was performed using Marvell's fiscal year end of January 31 and Galileo's fiscal year end of December 31. Based on this analysis and before taking into account any of the possible benefits that may be realized following the merger, Goldman Sachs observed that the proposed transaction would result in a reduction of the annual growth rate of projected revenue over the revenue or projected revenue for the immediately preceding year on a pro forma basis, for Marvell in 2000 from 73.4% to 52.1% and in 2001 from 59.5% to 53.0%.

     SELECTED COMPANIES ANALYSIS

     Goldman Sachs compared specified publicly-available financial information of Marvell and Galileo with specified publicly-available financial information for the following semiconductor companies:

Applied Micro Circuits Corporation         Microtune, Inc.
Broadcom Corporation                       PMC-Sierra, Inc.
Centillim Communications, Inc.             Texas Instruments Incorporated
Conexant Systems, Inc.                     TranSwitch Corporation
GlobeSpan, Inc.                            Virata Corporation
Integrated Device Technology, Inc.         Vitesse Semiconductor Corporation
Intersil Corporation                       Xilinx, Inc.

     The following table presents for Marvell and Galileo and the group of semiconductor companies:

     - Projected 2000 and 2001 price to earnings per share, or PE, ratios;

     - Levered market capitalization as a multiple of projected 2000 and 2001 revenue, or revenue multiple;

     - Five-year forecasted compound annual growth rate of earnings per share, or EPS; and

     - Actual gross margins for the second quarter of 2000.

     The analysis was performed using stock prices on October 16, 2000. In addition, this analysis was performed using Marvell's fiscal year end of January 31 and Galileo's fiscal year end of December 31. Levered market capitalization is a company's equity market capitalization plus outstanding indebtedness less cash. Forecasted PE ratios and revenue multiples were based on publicly available research analysts' estimates. Compound annual growth rates of EPS are from estimates provided by the Institutional Brokers Estimate System, or IBES.

                                                       REVENUE          IBES
                                       PE RATIO       MULTIPLE       5 YEAR EPS
                                     -------------   -----------   COMPOUND ANNUAL   SECOND QUARTER 2000
                                     2000    2001    2000   2001     GROWTH RATE        GROSS MARGIN
                                     -----   -----   ----   ----   ---------------   -------------------
Marvell............................  510.9x  227.1x  55.6x  34.9x        N/A                53.1%
Galileo............................   65.6    38.7   13.0    8.5        35.0%               60.6
Galileo at proposed merger price...  108.0    73.5   24.9   17.2        35.0                60.6
Semiconductor companies mean.......  145.1    91.8   32.0   19.3        37.6                56.2
Semiconductor companies median.....  132.2    81.5   32.4   20.5        40.0                57.9

     CONTRIBUTION ANALYSIS

     Goldman Sachs analyzed and compared the respective contributions of each of Marvell and Galileo to the combined company's projected revenue, gross profit, operating profit and net income for 2000 and 2001, based on publicly available research analysts' estimates for Marvell and Galileo, to the percentage ownerships of the combined company by the shareholders of each of Marvell and Galileo. This analysis was performed using Marvell's fiscal year end of January 31 and Galileo's fiscal year end of December 31. The following table presents the results of that analysis:

                                                          CONTRIBUTIONS TO TOTAL
                                                          ----------------------
                                                          % MARVELL    % GALILEO
                                                          ---------    ---------
REVENUE
2000....................................................    57.6%        42.4%
2001....................................................    60.0         40.0

GROSS PROFIT
2000....................................................    54.8%        45.2%
2001....................................................    57.4         42.6

OPERATING PROFIT
2000....................................................    44.3%        55.7%
2001....................................................    56.8         43.2

NET INCOME
2000....................................................    37.6%        62.4%
2001....................................................    49.5         50.5

     Goldman Sachs observed that the contribution analyses gave rise to implied exchange ratios ranging from 1.38 to 3.43. In addition, Goldman Sachs analyzed and compared the equity market capitalization of each of Marvell and Galileo on a standalone basis to the estimated market capitalization of the combined company on a pro forma basis. The analysis was performed using stock prices on October 16, 2000. Goldman Sachs observed that this analysis gave rise to an implied exchange ratio of 0.38.

     PRO FORMA MERGER ANALYSIS

     Goldman Sachs prepared pro forma analyses of the financial impact of the merger using publicly available research analysis revenue and earnings estimates for Marvell and Galileo. For each of 2000 and 2001, Goldman Sachs compared the estimated revenue per share of Marvell common stock on a stand-alone basis to the estimated revenue per share of Marvell common stock on a pro forma basis. For each of 2000 and 2001, Goldman Sachs compared the estimated earnings per share of Marvell common stock on a stand-alone basis to the estimated earnings per share of Marvell common stock on a pro forma basis. In addition, for each of 2000 and 2001, Goldman Sachs compared the estimated earnings before non-cash expenses per share of Marvell common stock on a stand-alone basis to the estimated earnings before non-cash expenses per share of Marvell common stock on a pro forma basis. Earnings before non-cash expenses per share is earnings per share plus amortization of goodwill and stock compensation on a per share basis. This analysis was performed using Marvell's fiscal year end of January 31 and Galileo's fiscal year end of December 31. Based on such analyses and before taking into account any of the possible benefits that may be realized following the merger, Goldman Sachs estimated that the proposed transaction (a) would give rise to accretion to Marvell's shareholders on a revenue per share basis of 27.7% in 2000 and 24.3% in 2001, (b) would give rise to accretion to Marvell's shareholders on an earnings per share before non-cash expenses basis of 95.4% in 2000 and 50.7% in 2001 and (c) would give rise to dilution to Marvell's shareholders on an earnings per share basis of 1764.4% in 2000 and 729.2% in 2001.

     COMPARABLE TRANSACTION PREMIUM ANALYSIS

     Goldman Sachs analyzed certain information relating to the following 42 selected semiconductor transactions:

    ACQUIROR/TARGET
    Applied Micro Circuits Corporation/MMC Networks, Inc.
    PMC-Sierra, Inc./Quantum Effect Devices, Inc.
    Conexant Systems, Inc./HotRail, Inc.
    Texas Instruments Incorporated/Alantro Communications
    Texas Instruments Incorporated/Burr-Brown Corporation
    PMC-Sierra, Inc./Malleable Technologies
    Broadcom Corporation/Innovent Systems, Inc.
    Broadcom Corporation/Pivotal Technologies Corp.
    LSI Logic Corporation/DataPath Systems, Inc.
    Vitesse Semiconductor Corporation/Siera Incorporated
    Vitesse Semiconductor Corporation/Orologic, Inc.
    Intel Corporation/Giga A/S
    Motorola, Inc. (Motorola-Semiconductor Group)/Cherry Semiconductor PMC-Sierra, Inc./AANetcom, Inc.
    PMC-Sierra, Inc./Extreme Packet Devices Inc.
    GlobeSpan, Inc./PairGain Technologies, Inc.
    Conexant Systems, Inc./Maker Communications, Inc.
    Flextronics International Ltd./Dii Group, Inc.
    Intel Corporation/DSP Communications, Inc.
    Solectron Corporation/SMART Modular Technologies, Inc.
    PMC-Sierra, Inc./Abrizio, Inc.
    Texas Instrument Incorporated/Unitrode Corporation
    Lucent Technologies Inc./Cirent Semiconductor
    Texas Pacific Group/ON Semiconductor Corporation
    Broadcom Corporation/Epigram, Inc.
    Lattice Semiconductor Corporation/Vantis Corporation
    Intel Corporation/Level One Communications, Inc.
    Applied Micro Circuits Corporation/Cimaron Communications Corporation Koninklijke Philips Electronics N.V./VLSI Technology, Inc.
    Lucent Technologies Inc./Sybarus Technologies
    Broadcom Corporation/Maverick Networks
    Micron Technology, Inc./Texas Instruments Incorporated -- DRAM assets LSI Logic Corporation/Symbios, Inc.
    National Semiconductor Corporation/ComCore Semiconductor, Inc. International Business Machines Corporation/CommQuest Technologies, Inc. Intel Corporation/Digital Equipment Corporation (Semiconductor Group) National Semiconductor Corporation/Cyrix Corporation

     Intel Corporation/Chips and Technologies, Inc.
Texas Pacific Group/Zilog, Inc.
National Semiconductor Corporation/Mediamatics, Inc.
Rockwell International Corporation/Brooktree Corporation
Texas Instruments Incorporated/Silicon Systems, Inc.

     The semiconductor transactions were chosen because they involved semiconductor companies since June 1996. The following table presents the ranges, means and medians of the price premiums paid in the transactions in relation to the closing price of the target the day before the transaction was announced, the weighted average price of the target in the 30 days prior to the announcement and the 52-week high closing price of the target prior to the announcement. The premium was calculated based on the equity consideration paid for the target by the acquiror in the transactions.

                                                             SELECTED SEMICONDUCTOR TRANSACTIONS
                                                             ------------------------------------
                                                             MEAN     MEDIAN          RANGE
                                                             -----    -------    ----------------
PRICE PREMIUM TO
Day prior closing price....................................  39.4%     38.5%       11.7% -  68.2%
Average of prior 30-day closing prices.....................  67.8      75.9       23.5   - 107.3
52-week high...............................................  (0.3)     (7.4)     (36.7)  -  49.8

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Marvell or Galileo or the merger. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Marvell board as to the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to Marvell. The analyses do not purport to be appraisals or necessarily reflect the prices at which the business or securities actually may be sold. Analyses based upon forecasts of future results, which are inherently subject to uncertainty, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, Goldman Sachs' opinion to the Marvell board was one of many factors taken into consideration by the Marvell board in making its determination to approve the merger agreement. The foregoing summary describes material financial analyses used by Goldman Sachs in connection with providing its opinion to Marvell's board of directors on October 16, 2000, but does not purport to be a complete description of the analysis performed by Goldman Sachs in connection with such opinion and is qualified by reference to the written opinion of Goldman Sachs set forth in Appendix C.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Marvell, having acted as managing underwriter of its initial public offering of 6,900,000 shares of Marvell common stock in June 2000, provided certain investment banking services to Marvell from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Marvell or Galileo for its own account and for the accounts of customers.

     Pursuant to a letter agreement dated September 22, 2000, Marvell engaged Goldman Sachs to act as its financial advisor in connection with the possible acquisition of all or a portion of the stock or assets of Galileo. Marvell has agreed to pay Goldman Sachs a transaction fee of $13,500,000 of which $4,500,000 was payable upon the execution of the merger agreement by Marvell and Galileo. The balance of such fee will be payable upon consummation of the merger. Marvell has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

OPINION OF GALILEO'S FINANCIAL ADVISOR

     Salomon Smith Barney was retained to act as financial advisor to Galileo in connection with the merger. Pursuant to Salomon Smith Barney's engagement letter with Galileo, dated September 25, 2000, Salomon Smith Barney rendered an opinion to the Galileo board of directors on October 16, 2000, to the effect that, based upon and subject to the considerations and limitations set forth in the opinion, its work described below and other factors it deemed relevant, as of that date, the ratio for exchanging Marvell common stock for Galileo ordinary shares in the merger was fair, from a financial point of view, to the holders of Galileo ordinary shares.

     The full text of Salomon Smith Barney's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Appendix D to this joint proxy statement/prospectus. The summary of Salomon Smith Barney's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. SHAREHOLDERS ARE URGED TO READ SALOMON SMITH BARNEY'S OPINION CAREFULLY AND IN ITS ENTIRETY.

     In arriving at its opinion, Salomon Smith Barney reviewed a draft of the merger agreement dated October 7, 2000, and held discussions with certain senior officers, directors and other representatives and advisors of each of Galileo and Marvell concerning the businesses, operations and prospects of Galileo and Marvell. Salomon Smith Barney examined publicly available business and financial information relating to Galileo and Marvell as well as financial forecasts and other information and data for Galileo and Marvell which were provided to or otherwise discussed with Salomon Smith Barney by the managements of Galileo and Marvell, including information regarding certain strategic implications and operational benefits anticipated to result from the merger. Salomon Smith Barney reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

     - current and historical market prices and trading volumes of Galileo ordinary shares and Marvell common stock;

     - the historical and estimated earnings and other operating data of Galileo and Marvell; and

     - the historical and estimated capitalization and financial condition of Galileo and Marvell.

     Salomon Smith Barney also considered, to the extent publicly available, the financial terms of other similar transactions recently effected that Salomon Smith Barney considered relevant in evaluating the exchange ratio and analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Galileo and Marvell. Salomon Smith Barney also evaluated the pro forma financial impact of the merger on Marvell. In addition, Salomon Smith Barney conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

     In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Salomon Smith Barney and further relied on the assurances of management of Galileo and Marvell that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with it, Salomon Smith Barney was advised by the managements of Galileo and Marvell that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Galileo and Marvell as to the future financial performance of Galileo and Marvell. Salomon Smith Barney expressed no view with respect to such forecasts and other information and data or the assumptions on which they were based. Salomon Smith Barney assumed, with the consent of the Galileo board of directors, that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Galileo or Marvell nor did Salomon Smith Barney make any physical inspection of the properties or assets of Galileo or Marvell. Salomon Smith Barney assumed, with the consent of the Galileo board of directors, that the final terms of the merger agreement would not vary materially from those set forth in the draft reviewed by Salomon Smith Barney. Salomon Smith Barney also assumed, with the consent of Galileo's board of directors, that the terms of the merger set forth in the merger agreement were in compliance with Israeli law. Salomon Smith Barney further assumed that the merger will be consummated in a timely fashion in accordance with the terms of the merger agreement without the waiver of any of the conditions precedent to the merger contained in the merger agreement.

     Salomon Smith Barney did not express any opinion as to what the value of Marvell common stock actually will be when issued in the merger or the price at which Marvell common stock will trade subsequent to the merger. Salomon Smith Barney was not asked to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Galileo or the effect of any other transaction in which Galileo might engage. Salomon Smith Barney's opinion necessarily was based on information available to it, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney as of the date of the opinion.

     SALOMON SMITH BARNEY'S ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION OF GALILEO'S BOARD OF DIRECTORS IN ITS EVALUATION OF THE PROPOSED MERGER AND DID NOT CONSTITUTE A RECOMMENDATION OF THE MERGER TO GALILEO OR A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW THAT SHAREHOLDER SHOULD VOTE ON ANY MATTERS RELATING TO THE PROPOSED MERGER.

     In connection with rendering its opinion, Salomon Smith Barney made a presentation to the Galileo board of directors on October 10, 2000, with respect to the material analyses performed by Salomon Smith Barney in evaluating the fairness of the exchange ratio. The following is a summary of that presentation. The summary includes information presented in tabular format. IN ORDER TO UNDERSTAND FULLY THE FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to October 6, 2000, and is not necessarily indicative of current or future market conditions.

                               *       *       *

     IMPLIED HISTORICAL EXCHANGE RATIO

     Salomon Smith Barney derived implied historical exchange ratios by dividing the closing price of a Galileo ordinary share by the closing price of a share of Marvell common stock for each trading day in the period from June 27, 2000 through October 6, 2000. Salomon Smith Barney calculated that the implied exchange ratio as of October 6, 2000 was 0.39x, the highest implied exchange ratio during the period was 0.51x, the lowest implied exchange ratio during the period was 0.25x, and the average implied exchange ratio during the period was 0.38x. Salomon Smith Barney also calculated the average implied exchange ratio for each of the following periods ended October 6, 2000:

Last 10 trading days........................................  0.389x
Last 30 trading days........................................  0.343x
Last 60 trading days........................................  0.363x

     Salomon Smith Barney noted that in each case described above, the implied exchange ratio derived by Salomon Smith Barney was lower than the exchange ratio in the merger of 0.674x.

     COMPARABLE COMPANIES ANALYSIS

     Salomon Smith Barney compared financial, operating and stock market information, and forecasted financial information for Galileo and Marvell, with the same information for selected publicly traded companies that operate in the Communication Integrated Circuits sector. The selected comparable companies considered by Salomon Smith Barney were:

     - Broadcom Corporation

     - GlobeSpan, Inc.

     - Applied Micro Circuits Corporation

     - PMC-Sierra, Inc.

     - TranSwitch Corporation

     - Vitesse Semiconductor Corporation

     - Silicon Laboratories, Inc.

     - PLX Technology, Inc.

     - hi/fn, inc.

     The forecasted financial information used by Salomon Smith Barney for the selected comparable companies in the course of these analyses was based on information published by certain investment banking firms and First Call Corporation. First Call Corporation compiles summaries of financial forecasts published by various investment banking firms. With respect to Galileo and Marvell, the forecasted financial information was based on equity research reports prepared by certain investment banks. The financial information was adjusted to eliminate unusual and nonrecurring items.

     For Galileo, Marvell and each of the selected comparable companies Salomon Smith Barney derived and compared, among other things:

     - the ratio of each company's firm value as of October 6, 2000, to (a) its estimated revenue for 2000; and (b) its estimated revenue for 2001;

     - the ratio of each company's closing stock price on October 6, 2000 to (a) its estimated earnings per share (EPS) for 2000, and (b) its estimated EPS for 2001;

     - the estimated annual growth rate of each company's EPS for the five years commencing 2000;

     - the percentage represented by the ratio of each company's firm value as of October 6, 2000 to its estimated revenue for 2001, relative to its estimated growth rate through 2001; and

     - the percentage represented by each company's closing price per common share on October 6, 2000, relative to its highest closing price during the 52-week period ended October 6, 2000.

Firm value was calculated as the sum of the value of:

     - all common shares assuming the exercise of all in-the-money options, warrants and convertible securities, less the proceeds from such exercise; plus

     - non-convertible indebtedness; plus

     - minority interests; plus

     - non-convertible preferred stock; plus

     - out-of-the-money convertible securities; minus

     - investments in unconsolidated affiliates and cash.

     The following table sets forth the results of these analyses.

                                COMPARABLE COMPANIES AT OCTOBER 6,
                                        2000 CLOSING PRICE              GALILEO AT        MARVELL AT
                                -----------------------------------   OCTOBER 6, 2000     OCTOBER 6,
                                     RANGE        MEDIAN     MEAN      CLOSING PRICE     CLOSING PRICE
                                ---------------   -------   -------   ---------------   ---------------
RATIO OF FIRM VALUE TO:
  (a) Estimated revenue for                                                                  49.7x
      2000....................    8.3x - 77.9x     40.0x     39.2x         12.0x
  (b) Estimated revenue for                                                                  31.1x
      2001....................    5.8x - 48.2x     26.8x     25.1x          7.8x

RATIO OF CLOSING STOCK
PRICE TO:
  (a) Estimated EPS for                                                                 No EPS forecast
      2000....................  43.8x - 263.4x    158.5x     160.0         55.8x           for 2000

  (b) Estimated EPS for
      2001....................  29.1x - 178.0x    125.3x    113.6x         34.9x            197.0x

ESTIMATED EPS GROWTH
RATE FOR NEXT FIVE YEARS......       25% - 50%        40%     37.9%         35.0%        Not available
PERCENTAGE OF RATIO OF
2001 REVENUE MULTIPLE TO
REVENUE GROWTH RATE...........   13.5% - 78.4%      54.2%     45.6%         14.4%            49.0%
PERCENTAGE OF CLOSING
STOCK PRICE TO 52 WEEK
HIGH..........................   36.4% - 91.9%      76.7%     67.2%         81.2%            66.4%

     Based on the ratios derived for the comparable companies and the investment bank estimates for Galileo and Marvell, Salomon Smith Barney derived a reference range for the implied equity value per Galileo ordinary share of $28.90 to $35.30, and for a share of Marvell common stock of $68.10 to $92.20. Based on these ranges, Salomon Smith Barney derived a range of 0.383x to 0.424x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 0.674x exceeded the upper limit of this range.

     PREMIUMS PAID ANALYSIS

     Salomon Smith Barney reviewed publicly available information for 27 merger or acquisition transactions involving publicly traded companies in the technology sector announced since January 12, 2000. For these transactions, Salomon Smith Barney derived the implied premium paid per common share of the acquired company based on the closing price of a common share of the acquired company (1) one-month prior to the announcement of the transaction, and (2) one-day prior to the announcement of the transaction.

     The following table sets forth the results of these analyses.

                                                               TRANSACTIONS
                                                    -----------------------------------
                                                        RANGE         AVERAGE    MEDIAN
                                                    --------------    -------    ------
Premium to closing price 1-day prior to
  announcement....................................    5.3% - 92.8%     34.1%      25.6%
Premium to closing price 1-month prior to
  announcement....................................  (0.7)% - 91.6%     36.4%      29.3%

     Based on the exchange ratio in the merger of 0.674x and the closing price per share of Marvell common stock on October 6, 2000, Salomon Smith Barney noted that the implied premium in the merger was 71.6% of the closing price of a Galileo ordinary share on October 6, 2000 and 95.9% of the average closing price of a Galileo ordinary share over the 30-trading-day period ended October 6, 2000. Salomon Smith Barney noted that the premiums derived for the merger were higher than the comparable average and median premiums derived for the 27 transactions.

     Based on the reference range derived by Salomon Smith Barney for the implied equity value per Galileo ordinary share using the comparable companies analysis described above and an assumed transaction premium ranging from 30% to 35%, Salomon Smith Barney derived a reference range for the implied equity value per Galileo ordinary share of $37.40 to $47.50. Based on this range, and the reference range derived by Salomon Smith Barney for the implied equity value per share of Marvell common stock using the comparable companies analysis described above, Salomon Smith Barney derived a range of 0.515x to 0.549x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 0.674x exceeded the upper limit of this range.

     PRECEDENT TRANSACTION ANALYSIS

     Salomon Smith Barney reviewed publicly available information for seven completed merger or acquisition transactions involving publicly traded companies in the Communication Integrated Circuits sector announced since November 19, 1997. The precedent transactions considered by Salomon Smith Barney were the following (in each case, the acquiror's name is listed first and the acquired company's name is listed second):

     - Applied Micro Circuits Corporation/MMC Networks Inc.

     - PMC-Sierra, Inc./Quantum Effect Devices, Inc.

     - Conexant Systems, Inc./Maker Communications, Inc.

     - Intel Corporation/DSP Communications, Inc.

     - Intel Corporation/Level One Communications, Incorporated

     - LSI Logic Corporation/SEEQ Technology Incorporated

     - Texas Instruments Incorporated/Amati Communications Corporation

     For each precedent transaction, Salomon Smith Barney derived the ratio of the firm value of the acquired company based on the consideration paid or proposed to be paid in the transaction (the Transaction Value) to:

     - the revenue of the acquired company for the last twelve-month period prior to the announcement of the transaction for which financial results were available;

     - the earnings of the acquired company before interest expense and taxes
       (EBIT) for the last twelve-month period prior to the announcement of the transaction for which financial results were available; and

     - the estimated revenue of the acquired company for the twelve-month period following the announcement of the transaction.

Salomon Smith Barney also derived the same ratios for Galileo based on the exchange ratio in the merger of 0.674x and a price per share of Marvell common stock equal to (1) the closing price per share of Marvell common stock on October 6, 2000, (2) the average price per share of Marvell common stock over the 30-trading-day period ended October 6, 2000, and (3) the average price per share of Marvell common stock over the 60-trading-day period ended October 6, 2000.

     With respect to the financial information for the companies involved in the precedent transactions, Salomon Smith Barney relied on information in publicly available documents. With respect to estimates projected for Galileo, Salomon Smith Barney relied on investment bank equity research reports.

     The following table sets forth the results of these analyses.

                                                                                       GALILEO
                                                                            ------------------------------
                                                                             MARVELL
                                                                             CLOSING     MARVELL   MARVELL
                                               PRECEDENT TRANSACTIONS        PRICE ON    30-DAY    60-DAY
                                           ------------------------------   OCTOBER 6,   AVERAGE   AVERAGE
                                               RANGE       MEDIAN   MEAN       2000       PRICE     PRICE
                                           -------------   ------   -----   ----------   -------   -------
RATIO OF TRANSACTION VALUE TO:
  (a) Revenue for last twelve-month
      period prior to announcement.......   3.8x - 68.2x   29.6x    35.6x      24.8x      28.7x     23.2x
  (b) EBIT for last twelve-month period
      prior to announcement..............  53.7x - 58.2x   55.9x    55.9x     117.7x     135.9x    110.0x
  (c) Estimated revenue for twelve month
      period following announcement......   4.6x - 59.0x   40.3x    31.0x      14.1x      16.3x     13.2x

     Based on the ratios derived for the precedent transactions and estimates for Galileo contained in certain investment bank equity research reports, Salomon Smith Barney derived a reference range for the implied equity value per Galileo ordinary share of $45.40 to $55.40. Based on this range, and the reference range derived by Salomon Smith Barney for the implied equity value per share of Marvell common stock using the comparable companies analysis described above, Salomon Smith Barney derived a range of 0.601x to 0.667x for the implied exchange ratio. Salomon Smith Barney noted that the exchange ratio in the merger of 0.674x exceeded the upper limit of this range.

     CONTRIBUTION ANALYSIS

     Salomon Smith Barney analyzed the relative contribution of each of Galileo and Marvell to the pro forma merged entity with respect to estimated revenue, EBIT, and net income, in each case for 2000 and 2001. In performing this analysis, Salomon Smith Barney did not take into account any anticipated cost savings, revenue enhancements or other similar potential effects of the merger. Estimated financial data for Galileo and Marvell were based on estimates contained in equity research reports published by certain investment banks.

     The following table sets forth the results of Salomon Smith Barney's relative contribution analysis.

                                                                 CONTRIBUTION
                                                              ------------------
                                                              GALILEO    MARVELL
                                                              -------    -------
REVENUE
  Estimated revenue for 2000................................   43.3%      56.7%
  Estimated revenue for 2001................................   41.8%      58.2%
EBIT
  Estimated EBIT for 2000...................................   56.1%      43.9%
  Estimated EBIT for 2001...................................   44.4%      55.6%
NET INCOME
  Estimated Net Income for 2000.............................   60.1%      39.9%
  Estimated Net Income for 2001.............................   51.7%      48.3%

     Salomon Smith Barney compared the results set forth above to the implied 25% pro forma fully diluted ownership interest in the merged entity that the former shareholders of Galileo will have immediately following the completion of the merger.

                                     * * *

     The preceding discussion is a summary of the material financial analyses furnished by Salomon Smith Barney to the Galileo board of directors, but it does not purport to be a complete description of the analyses performed by Salomon Smith Barney or of its presentations to the Galileo board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole and that selecting portions of the analyses and of the factors considered by Salomon Smith Barney without considering all of the analyses and factors could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion. With regard to the comparable companies and precedent transactions analyses summarized above, Salomon Smith Barney selected comparable public companies and transactions on the basis of various factors, including the size and similarity of the relevant companies as compared to Galileo and Marvell; however, no company or transaction utilized as a comparison in these analyses is identical to Galileo or Marvell or the merger, respectively. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which Galileo and Marvell are being compared or the transaction to which the merger is being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to Galileo, Marvell, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Galileo and Marvell. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Galileo, Marvell, the Galileo board of directors, Salomon Smith Barney or any other person assumes responsibility if future results or actual values differ materially from the estimates. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the exchange ratio in the merger and were provided to the Galileo board of directors in that connection. The opinion of Salomon Smith Barney was only one of the factors taken into consideration by the Galileo board of directors in making its determination to approve the merger agreement and the merger. Please see "The Merger -- Recommendation of the Galileo Board of Directors and Galileo's Reasons for the Merger" beginning at page 47.


     Salomon Smith Barney is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Galileo selected Salomon Smith Barney to act as its financial advisor on the basis of Salomon Smith Barney's international reputation and Salomon Smith Barney's familiarity with Galileo. Salomon Smith Barney and its predecessors and affiliates have previously provided and currently are providing investment banking services to Galileo unrelated to the merger, for which Salomon Smith Barney has received and will receive customary compensation. In the ordinary course of its business, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may actively trade or hold the securities of both Galileo and Marvell for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Galileo and Marvell and their respective affiliates.

     Pursuant to Salomon Smith Barney's engagement letter, Galileo agreed to pay Salomon Smith Barney the following fees for its services rendered in connection with the merger: (i) $1,000,000 that became payable following delivery by Salomon Smith Barney of its opinion to the board of directors of Galileo, (ii) $12,500,000 that will become payable promptly upon consummation of the merger, and (iii) 10% of (A) any termination, break-up, topping, or similar fee or payment received in connection with the merger agreement and (B) any profit arising from any shares of Marvell or any of its affiliates acquired in connection with the merger, that will become payable promptly upon receipt of any such compensation by Galileo. Galileo has also agreed to reimburse Salomon Smith Barney for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its counsel, and to indemnify Salomon Smith Barney against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

GOVERNMENT AND REGULATORY MATTERS

     GENERAL

     Marvell and Galileo have each agreed to use their reasonable best efforts to do all things necessary under applicable laws to complete the merger. These things include:

     - obtaining consents of all third parties and governmental authorities necessary or advisable to complete the merger; and

     - contesting any legal action opposing or adverse to the merger.

     UNITED STATES ANTITRUST APPROVALS


     Under the Hart-Scott-Rodino Antitrust Improvements Act, and the U.S. Federal Trade Commission's rules, Marvell and Galileo may not complete the merger until they and Mr. Avigdor Willenz and Mr. Manuel Alba, two officers, directors and major shareholders of Galileo, have filed the required notifications with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and have waited a specified period of time. On November 9, 2000, Marvell and Galileo each filed their notifications and other information required under the Hart-Scott-Rodino Act with the Federal Trade Commission and the Department of Justice. Mr. Willenz and Mr. Alba made their individual filings on November 17, 2000. The Hart-Scott-Rodino filings for Messrs. Willenz and Alba were granted early termination on December 7, 2000, and the Hart-Scott-Rodino waiting period for Marvell and Galileo expired on December 9, 2000. Although the Federal Trade Commission and the Department of Justice have permitted expiration of the waiting periods, at any time before or after the merger, the Department of Justice, the Federal Trade Commission or any state or foreign governmental authority could take action under antitrust laws as it deems necessary in the public interest. This action could include, prior to the merger, seeking to enjoin the merger, or before or after completion of the merger, seeking Marvell's divestiture of Galileo or Marvell's divestiture of all or part of its or Galileo's businesses. Also, under some circumstances, private parties, state antitrust agencies, and foreign governmental authorities also may seek to take legal action under the antitrust laws. We cannot assure you that there will not be a challenge to the merger on antitrust grounds or that, if this type of challenge were made, we would prevail.


     ISRAELI GOVERNMENTAL APPROVALS

     Israeli Companies Law. Under the Israeli Companies Law, Marvell and Galileo may not complete the merger without making certain filings and notifications to the Israeli Companies Registrar.

     - Merger Proposal. Each merging company is required to file with the Israeli Companies Registrar, jointly with the other merging company, a "merger proposal" setting forth certain details with respect to the merger. Galileo and Toshack Acquisitions filed the required merger proposals with the Companies Registrar on November 6, 2000.

     - Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company, and unsecured creditors must be informed of the merger by publication in daily newspapers in Israel and where necessary, in the United States, and by making the merger proposal available for review. Creditors are entitled to apply to the appropriate court to request a delay or an order preventing the merger. Galileo and Toshack Acquisitions notified their respective creditors of the merger in accordance with the foregoing requirements.

     - Shareholder Approval Notice. The merger must then be approved by the shareholders of each merging company. After shareholder approval, each of the merging companies will file a shareholder approval notice with the Israeli Companies Registrar. Assuming that all of these statutory procedures and requirements have been complied with, after filing of the shareholder approval notice, and so long as at least 70 days from the date of the filing of the merger proposal with the Israeli Companies Registrar have lapsed, the Companies Registrar is required to declare the merger effective and issue a certificate to that effect.


     Office of the Chief Scientist. To the extent that a company has been funded by the Office of the Chief Scientist, the Office of the Chief Scientist's consent will be required for the company's acquisition by a non-Israeli shareholder. The Office of the Chief Scientist is a part of Israel's Ministry of Trade and Industry and provides research and development grants to high-tech companies, subject to an obligation to repay the grants by means of royalties on the sale of products funded by the grants. Galileo has obtained grants from the Office of the Chief Scientist for different development programs. Therefore, the Office of the Chief Scientist's approval of the merger is required. Pursuant to the merger agreement, Marvell has agreed to comply with the laws and regulations of the Office of the Chief Scientist and to confirm to the Office of the Chief Scientist that after the completion of the merger Galileo will continue its operations in an manner consistent with Galileo's previous undertakings to the Office of the Chief Scientist. However, we cannot assure you that these actions will be sufficient for the consent of the Office of the Chief Scientist to be granted. The conditions of the Office of the Chief Scientist grants also generally place limitations on the transfer outside of Israel of the technology and the manufacture of products funded by the grants.



     Israeli Investment Center in the Israeli Ministry of Trade and Industry. To the extent that a company has received benefits from the Israeli Investment Center, the Investment Center's consent is required for the company's acquisition by a non-Israeli shareholder. The Investment Center, which is also a part of Israel's Ministry of Trade and Industry, provides various benefits to Israeli companies, including grants to finance capital investments and tax benefits ranging from reduced rates of company tax to a full tax holiday for a fixed period, depending on a number of factors. Galileo has received tax benefits from the Investment Center, and therefore the Investment Center's approval of the merger is required. Marvell has also agreed to comply with the laws and regulations of the Investment Center and to confirm to the Investment Center that after the completion of the merger Galileo will continue its operations in a manner consistent with Galileo's previous undertakings to the Investment Center. However, we cannot assure you that these actions will be sufficient for the consent to be granted. On November 20, 2000, Galileo obtained the consent of the Investment Center to the proposed merger. The consent provides that the rates of the tax benefits given to Galileo after the merger shall be subject to a decision of the Israeli Income Tax Commissioner.


     Israeli Income Tax Authorities. Under the merger agreement, a ruling of the Israeli Income Tax Commissioner will be required as a condition for Galileo to complete the merger. The ruling will be required to provide for the following determinations:

     - with respect to certain shareholders of Galileo that acquired their Galileo shares prior to Galileo's initial public offering, deferral of any obligation to pay Israeli capital gains tax on the exchange of the Galileo ordinary shares in the merger until the earlier of two years after the closing of the merger or the date on which such shareholder sells the shares of Marvell common stock received in the merger, and

     - confirming that the exchange in the merger of the options to purchase Galileo ordinary shares for options to purchase shares of Marvell common stock will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until the exercise of the options to purchase Marvell common stock, or in the case of Galileo options which are part of a stock option plan which is subject to
       Section 102 of the Israeli Income Tax Ordinance, until the actual sale of the shares of Marvell common stock by the option holders,

provided that Marvell is reasonably satisfied that, in light of such ruling, Marvell is not required to withhold any Israeli taxes in respect of the issuance of Marvell common stock to any holder of Galileo ordinary shares in connection with the merger. In addition, Marvell will be obligated to complete the merger only if Galileo receives the Israeli tax ruling outlined above or, alternatively, Marvell receives confirmation of a mechanism, reasonably acceptable to Marvell, for withholding taxes in connection with the merger.

     The merger agreement also provides that Galileo shall be allowed to comply with any conditions contained in the ruling or reasonable requests made by the Israeli Tax Commissioner in connection with its delivery of such ruling. Galileo is expected to file the application for the ruling with the Israeli income tax authorities in the near future.


     Israeli Securities Authority. In connection with the merger, Marvell will require an exemption, pursuant to Section 15D of the Israeli Securities Law 1968, from the requirement to publish a prospectus in respect of the exchange of the Galileo options for the Marvell options. Marvell filed the application for such exemption with the Israeli Securities Authority on November 14, 2000 and received the requested exemption on November 23, 2000.



     Israeli Restrictive Practices Law. Under Israel's Restrictive Trade Practices Law, 1968, a merger which meets certain conditions is subject to the approval of the Commissioner of Restrictive Trade Practices. However, Marvell and Galileo believe that the proposed merger is exempt from the requirement to obtain the consent of the Commissioner of Restrictive Trade Practices.


     If any additional governmental approvals or actions are required, we intend to try to obtain them. We cannot assure you, however, that we will be able to obtain any approvals or actions.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a general discussion of the material United States federal income tax consequences of the merger to the U.S. Holders (as defined below) of Galileo ordinary shares, and to Marvell, Toshack Acquisitions and Galileo. This discussion is based on the opinions of Weil, Gotshal & Manges LLP, United States counsel to Galileo, and Gibson, Dunn & Crutcher LLP, counsel to Marvell. A U.S. Holder is defined as:

     - a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Internal Revenue Code;

     - a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

     - an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     The discussion is based upon current provisions of the Code, existing regulations promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. No attempt has been made to comment on all United States federal income tax consequences of the merger that may be relevant to particular holders, including holders that are subject to special tax rules, for example, dealers in securities, non-U.S. Holders, banks, mutual funds, insurance companies, financial services entities, tax-exempt entities, and holders who do not hold their shares as capital assets, who acquired their shares through stock option or stock purchase programs or otherwise as compensation, who are subject to alternative minimum tax, or who hold their shares as part of a hedge, straddle or other risk reduction transaction and persons who hold, directly, constructively or by attribution, 5% or more of either the total voting power or total value of the capital stock of Marvell immediately after the merger, or 10% or more of the total voting power of the capital stock of Marvell at any time. U.S. HOLDERS OF GALILEO ORDINARY SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING

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

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.


     Galileo has received from its United States counsel, Weil, Gotshal & Manges LLP, and Marvell has received from its United States counsel, Gibson, Dunn & Crutcher LLP, an opinion to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering their opinions, Weil, Gotshal & Manges LLP and Gibson, Dunn & Crutcher LLP have relied upon representations made by Galileo, Marvell and Toshack Acquisitions.


     Assuming the merger is treated as a reorganization within the meaning of
Section 368(a) of the Code

     - no gain or loss will be recognized for United States federal income tax purposes by Marvell, Toshack Acquisitions Ltd. or Galileo as a result of the merger;

     - except as described below with respect to cash received by holders of Galileo ordinary shares instead of fractional shares, a U.S. Holder of Galileo ordinary shares will not recognize gain or loss for United States federal income tax purposes on the exchange of Galileo ordinary shares for Marvell common stock pursuant to the merger;

     - the aggregate tax basis of the Marvell common stock received by a U.S. Holder of Galileo ordinary shares, including any fractional share deemed received, will be the same as the aggregate tax basis of the ordinary shares surrendered therefor; and

     - the holding period of the Marvell common stock received by a holder of Galileo ordinary shares in the merger, including any fractional share deemed received, will include the holding period of the Galileo ordinary shares surrendered therefor, provided that the Galileo ordinary shares are held as capital assets at the time of the merger.

     Notwithstanding the foregoing, if Galileo is or has been a passive foreign investment company ("PFIC") at any time since 1986, the merger may constitute a taxable transaction for United States federal income tax purposes. In general, under Section 1297 of the Code, a foreign corporation may be a PFIC if 75% or more of its gross income is passive or if at least 50% of its assets produce or are held for the production of passive income. Galileo does not believe that it is or has been a PFIC for any tax year to date. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences if Galileo is or was a PFIC.

     Cash Instead of a Fractional Share. Cash received by a U.S. Holder of Galileo ordinary shares instead of a fractional share of Marvell common stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for United States federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the Galileo ordinary shares allocable to the fractional share interest. The gain or loss will be capital gain or loss, provided that the Galileo ordinary shares were held as capital assets and will be long-term capital gain or loss if the Galileo ordinary shares had been held for more than one year at the time of the merger.

     Backup Withholding. Under the Code, a holder of Galileo ordinary shares may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash, if any, received instead of fractional share interests unless the holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     United States Federal Income Tax Implications of Holding Marvell Common Stock. A U.S. Holder of Marvell common stock will be required to include in gross income as foreign source dividend income for United States federal income tax purposes the amount of any distributions (including constructive distributions) paid on the Marvell common stock (including any foreign taxes withheld from the amount received) on the date such distribution is received, to the extent such distributions are paid out of

Marvell's current or accumulated earnings and profits. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the Marvell common stock and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Marvell common stock. Dividends paid on the Marvell common stock generally will not qualify for the dividends-received deduction available to corporations. Dividends paid by Marvell generally will be foreign source "passive income" for United States foreign tax credit purposes.

     For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Marvell common stock in an amount equal to the difference between the United States dollar value of the amount realized on such sale, exchange or other disposition and such U.S. Holder's basis in such shares. Any such gain or loss will be capital gain or loss provided that the shares are held as capital assets and will be long-term capital gain or loss if the stock is held for more than one year. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for U.S. foreign tax credit purposes.

     U.S. Holders, other than corporations, generally are subject to annual information reporting requirements with respect to dividends paid in the United States on shares of Marvell common stock. U.S. Holders are subject to information reporting and backup withholding at a rate of 31% on proceeds paid from the disposition of Marvell common stock unless the U.S. Holder provides and IRS Form W-9 or otherwise establishes an exemption. Treasury regulations effective January 1, 2001 may alter these rules regarding information reporting and backup withholding. The amount of any backup withholding would be allowed as a credit against a U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the holder provides required information to the IRS.

     U.S. HOLDERS OF GALILEO ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM FROM THE MERGER AND FROM HOLDING MARVELL COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER

     The following is a summary discussion of certain Israeli tax considerations in connection with the consummation of the merger. The following summary is based upon the Israeli Income Tax Ordinance (New Version) 1961, as amended, and other laws and regulations, all as in effect as of the date of this joint proxy statement/prospectus. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all aspects of Israeli tax consequences which may apply to particular holders of Galileo ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. HOLDERS OF GALILEO ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

     In general, under the Israeli Income Tax Ordinance, the exchange of shares of an Israeli company for shares of another company is deemed to be a sale of capital assets.

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel by both residents and non-residents of Israel unless a treaty between Israel and the country of the non-resident provides otherwise. Nevertheless, as set forth below, holders of Galileo's ordinary shares who acquired their shares at the time of the initial public offering of Galileo, or any time thereafter, and are referred to as qualified holders, will be exempt from Israeli capital gains tax in connection with the exchange of Galileo's ordinary shares for Marvell's common stock pursuant to the merger unless trading in securities is their business, as referred to under Israeli law. The foregoing exemption does not apply to shareholders that are subject to the Inflationary Adjustments Law -- 1985.

     Regulations promulgated under the Israeli Income Tax Ordinance currently provide for an exemption from Israeli capital gains tax on gains derived from the sale by qualified sellers of shares of "Industrial Companies" or "Industrial Holding Companies" which are traded in certain United States securities markets, including Nasdaq. Galileo believes that it is currently an "Industrial Company", and that, as a result, the exchange of Galileo's ordinary shares in the merger under the merger agreement by qualified holders will qualify for that exemption.

     In addition to the exemption from capital gains tax described above, the U.S. - Israel Tax Treaty will exempt persons who qualify under this treaty as residents of the United States, referred to as the treaty U.S. residents, from Israeli capital gains tax in connection with the exchange of the Galileo ordinary shares in the merger provided that such treaty U.S. resident has not held, directly or indirectly, shares representing 10% or more of the voting rights of Galileo at any time during the twelve-month period preceding the merger and that the Galileo ordinary shares were not purchased through a permanent establishment of such person in Israel.

     Under the merger agreement, a ruling of the Israeli Income Tax Authorities will be required as a condition for Galileo to complete the merger. The ruling will be required to provide for the following determinations:

     - with respect to certain shareholders of Galileo that acquired their Galileo shares prior to Galileo's initial public offering, deferral of any obligation to pay Israeli capital gains tax on the exchange of the Galileo ordinary shares in the merger until the earlier of two years after the closing of the merger or the date on which such shareholder sells the shares of Marvell common stock received in the merger, and

     - confirming that the exchange of the options to purchase Galileo shares for options to purchase shares of Marvell common stock will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until the exercise of the options to purchase Marvell common stock, or in the case of Galileo options which are part of a stock option plan which is subject to Section 102 of the Israeli Income Tax Ordinance, until the actual sales of the shares of Marvell common stock by the option holders;

provided that Marvell is reasonable satisfied that, in light of such ruling, Marvell is not required to withhold any Israeli taxes in respect of the issuance of Marvell common stock to any holder of Galileo ordinary shares in connection with the merger. In addition, Marvell will be obligated to complete the merger only if Galileo receives the Israeli tax ruling outlined above or, alternatively, Marvell receives confirmation of a mechanism, reasonably acceptable to Marvell, for withholding taxes in connection with the merger.

     The merger agreement also provides that Galileo shall be allowed to comply with any conditions contained in the ruling or reasonable requests made by the Israeli Tax Commission in connection with its delivery of such ruling. Galileo is expected to file the application for the ruling with the Israeli income tax authorities in the near future.

RESTRICTIONS ON RESALES BY AFFILIATES

     The shares of Marvell common stock issuable to Galileo shareholders in the merger and upon exercise of outstanding Galileo stock options in connection with the merger are being registered under the Securities Act. Therefore, these shares of Marvell common stock may be traded freely without restriction by those Galileo shareholders and holders of Galileo stock options who are not "affiliates" of Galileo as defined under the Securities Act. An "affiliate" of Galileo is a person who controls, is controlled by, or is under common control with, Galileo. Any subsequent transfer of these shares by a person who is an

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

affiliate of Galileo at the time the merger is voted on by the Galileo shareholders will require one of the following:

     - the further registration of these shares under the Securities Act;

     - compliance with Rule 145 under the Securities Act, or, in the case of those persons who become affiliates of Marvell, Rule 144 under the Securities Act; or

     - the availability of another exemption from registration under the Securities Act.

     These restrictions are expected to apply to Galileo's directors and executive officers and others who may be deemed "affiliates" of Galileo for purposes of the Securities Act. Marvell will give stop transfer instructions to its transfer agent and place restrictive legends on certificates representing the Marvell common stock to be received by affiliated persons.

     In addition, as a condition to the execution of the merger agreement, Marvell required Messrs. Avigdor Willenz and Manuel Alba to enter into a lockup agreement with Marvell. The lockup agreement provides that without the prior written consent of Marvell, the shares of Marvell common stock received in the merger by Messrs. Willenz and Alba will not be sold or transferred for a period of 45 days after the merger.

DELISTING AND DEREGISTERING OF SHARES OF GALILEO; LISTING OF MARVELL COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER

     Galileo ordinary shares are currently quoted on the Nasdaq National Market under the symbol "GALT." Upon completion of the merger, Galileo ordinary shares will be delisted from the Nasdaq National Market and deregistered under the Securities Exchange Act of 1934.

     Marvell common stock is quoted on the Nasdaq National Market under the symbol "MRVL." Marvell has agreed to cause the shares of Marvel common stock to be issued in the merger to be approved for listing on the Nasdaq National Market.

ACCOUNTING TREATMENT

     Marvell will account for the merger as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. Accordingly, Marvell will make a determination of the fair value of Galileo's assets and liabilities in order to allocate the purchase price to the assets acquired and the liabilities assumed in the merger.

NO APPRAISAL RIGHTS

     Under Israeli law, holders of Galileo ordinary shares are not entitled to appraisal rights. Objections to the merger may be filed by creditors of Galileo or Toshack Acquisitions, if any, with the Israeli court. The court in its discretion may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the merger, Galileo will not be able to perform its obligations or satisfy its liabilities to its creditors.

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                              THE MERGER AGREEMENT


     This section is a summary of the material provisions of the merger agreement. Because it is a summary, it does not include all the information that may be important to you. We encourage you to read carefully the entire copy of the merger agreement and amendment No. 1 to the merger agreement, which, with the exception of some schedules and exhibits, are attached as Appendix A to this joint proxy statement/prospectus, before you decide how to vote. All references in this joint proxy statement/prospectus to the merger agreement refer to the merger agreement, as amended by amendment No. 1 to the merger agreement.


STRUCTURE OF THE MERGER

     The merger agreement provides that following receipt of the requisite approvals by the shareholders of Galileo and Marvell and the satisfaction or waiver of the other conditions to the merger, Toshack Acquisitions, which is a direct wholly-owned Israeli subsidiary of Marvell, will be merged into Galileo, Galileo will continue as the surviving corporation in the merger, and as a result of the merger, Galileo will become a direct wholly-owned subsidiary of Marvell. The merger will be effected under the Israeli Companies Law and its regulations.

CLOSING; EFFECTIVE TIME


     The merger agreement provides that the closing of the merger will take place at a time and on a date not later than the second business day after satisfaction or waiver of all the closing conditions set forth in the merger agreement, unless Marvell and Galileo agree upon another time. The closing of the merger is expected to take place shortly after the approval of the merger by Marvell shareholders and Galileo shareholders at their respective shareholder meetings, which are scheduled to be held on Thursday, January 18, 2001. Before the closing date of the merger, Toshack Acquisitions and Galileo will deliver notices to the Israeli Companies Registrar notifying the Companies Registrar of the approval of the merger by their respective shareholders. The merger will be completed and effective upon the issuance by the Israeli Companies Registrar of a certificate of merger. If the merger does not occur on or before March 31, 2001, the merger agreement may be terminated by either Marvell or Galileo, unless the failure to complete the merger by that date is principally due to the failure of the party seeking to terminate the merger agreement to perform its obligations under the merger agreement.


SURVIVING CORPORATION

     Galileo will be the surviving corporation of the merger, and the separate corporate existence of Toshack Acquisitions will be terminated at the effective time of the merger. The initial directors of the surviving corporation immediately following the merger will be Sehat Sutardja, Weili Dai and Avigdor Willenz, and these individuals will be directors until their successors are elected and qualified.

CONVERSION OF SHARES


     The merger agreement provides that at the effective time of the merger, each Galileo ordinary share outstanding at the effective time of the merger will be automatically converted into the right to receive 0.674 shares of Marvell common stock, subject to customary provisions providing for modification of the exchange ratio in the event of stock dividends, stock splits or other similar transactions effected by Marvell or Galileo with respect to their stock. Shares held in Galileo's treasury and shares held by Marvell or Toshack Acquisitions and subsidiaries of Galileo are not eligible to participate in the exchange.


FRACTIONAL SHARES

     No certificates representing fractional shares of Marvell common stock will be issued in connection with the merger. If a former Galileo shareholder would otherwise be entitled to receive a fractional share of Marvell common stock pursuant to the merger, he or she will receive, instead, a cash payment, without interest, equal to that fraction multiplied by the closing price for Marvell common stock on the Nasdaq National Market on the effective date of the merger.

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EXCHANGE OF CERTIFICATES; RECEIPT OF MERGER CONSIDERATION

     At the effective time of the merger, Marvell will deliver to the exchange agent, expected to be Marvell's transfer agent First Union National Bank, certificates representing the appropriate number of shares of Marvell common stock and cash to be paid in lieu of fractional shares of Marvell. As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each former record holder of Galileo ordinary shares:

     - a letter of transmittal specifying the circumstances under which the risk of loss and title to certificates evidencing Galileo shares will pass and having such form and provisions as Marvell and Galileo reasonably specify; and

     - instructions for use in surrendering Galileo certificates in exchange for certificates representing shares of Marvell common stock.

     Upon surrender of Galileo share certificates for cancellation to the exchange agent, together with a properly executed letter of transmittal, the holder of the surrendered certificates will be entitled to receive, following the effective time of the merger, a certificate representing that number of whole shares of Marvell common stock as determined according to the provisions of the merger agreement and a check representing the cash amount for fractional shares that he or she has a right to receive in accordance with the merger agreement.

     Until a holder of Galileo shares surrenders his or her certificates representing those shares together with a properly executed letter of transmittal, the holder will not receive any shares of Marvell common stock the holder is entitled to receive in the merger or any dividends or other distributions with respect to those shares that are declared or made after the effective time of the merger. In addition, no cash payment in lieu of fractional shares of Marvell common stock will be paid to any such holder until he or she surrenders his or her certificate representing the Galileo shares together with the properly executed letter of transmittal. No interest will be paid or accrued on any merger consideration to be received in cash.

     All cash paid and shares of Marvell common stock issued in exchange for Galileo ordinary shares in connection with the merger will have been paid and issued in full satisfaction of all rights pertaining to Galileo ordinary shares, subject to any obligations of Galileo to pay any dividends or make any other distributions with a record date prior to October 16, 2000, that remain unpaid at the effective time of the merger.

     If a Galileo shareholder has lost his or her certificate, or it has been stolen or destroyed, the Galileo shareholder should notify the exchange agent in the appropriate space on the letter of transmittal. Once the Galileo shareholder has executed an affidavit in a form reasonably satisfactory to Marvell of the fact that the certificate has been lost, stolen or destroyed, the Galileo shareholder will be entitled to receive the merger consideration for his or her shares. However, in that case, Marvell or the exchange agent may first require the Galileo shareholder to deliver a suitable bond or indemnity.

     Any merger consideration delivered to the exchange agent that remains unclaimed by former Galileo shareholders for one year after the time the merger becomes effective will be returned to Marvell, and any former Galileo shareholders who have not made an exchange by that time must then look to Marvell for payment of their claim for merger consideration.

TRANSFERS OF SHARES

     No transfers of shares of Galileo, other than transfers by Marvell, will be made on the stock transfer books of Galileo after the merger becomes effective.

STOCK OPTIONS

     At the effective time of the merger, each outstanding option or other right to purchase ordinary shares of Galileo issued pursuant to any plan, agreement or arrangement, whether vested or unvested, will be exchanged into an option or other right to purchase Marvell common stock. Each option or other right to
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


purchase ordinary shares of Galileo shall be deemed to constitute an option or other right to acquire, on the same terms as under the previous plans, agreements or arrangements, a number of shares of Marvell common stock equal to the number of ordinary shares multiplied by 0.674. The exercise price of each outstanding option or other right to purchase ordinary shares of Galileo will be divided by 0.674. In the case of incentive stock options qualified under Section 422 of the Internal Revenue Code, the option price, the number of shares that may be purchased and the terms and conditions of exercise shall be determined to comply with Section 424(a) of the Internal Revenue Code. Marvell is required to give holders of Galileo options and other rights notice of the terms of the new options within 15 days after the merger becomes effective. Furthermore, the merger agreement provides that Galileo, at or before the effective time of the merger, will amend its option plans, agreements or arrangements, to the extent necessary, to enable this conversion of options.


     Marvell is also required to reserve for issuance a sufficient number of its shares for delivery upon exercise of the converted stock options or other rights and file a registration statement with the Securities and Exchange Commission covering the shares issuable pursuant to the converted options.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of Galileo, with respect to itself and its subsidiaries, relating to, among other things:

     - organization, good standing, qualification and similar corporate matters;

     - capital structure;

     - authorization, execution, delivery and enforceability of the merger agreement and the option agreement, approval and recommendation of its board with respect to the merger agreement, the option agreement and the required shareholder vote to approve the merger;

     - proper filing of all required Securities and Exchange Commission reports and the accuracy of information contained in those documents;

     - the accuracy of information to be provided in this joint proxy statement/prospectus;

     - governmental approvals necessary for consummation of the merger;

     - absence of violation of governing documents, material notes, leases, licenses or contracts and applicable law as a result of the merger agreement or the merger;


     - absence of default under governing documents, agreements and applicable laws;


     - absence of undisclosed liabilities and absence of changes or events since December 31, 1999 that have had or reasonably would be expected to have a material adverse effect on Galileo and its subsidiaries, other than liabilities incurred in the ordinary course of business consistent with past practice;

     - absence of pending or threatened material litigation;

     - compliance with applicable laws and the holding of and compliance with required licenses, permits, orders, variances, exemptions and approvals of governmental entities;

     - relationships with foundries for the manufacture or purchase of integrated circuits;

     - absence of use or storage of hazardous materials on Galileo property, compliance with applicable environmental regulations, and the absence of pending or reasonably anticipated actions against Galileo for environmental violations;

     - timely filing of tax returns, timely payment of taxes, the absence of any penalties or tax-sharing agreements, and compliance of Galileo with the terms under which it receives material tax incentives;

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

     - ownership and protection of its intellectual property, and the absence of infringement by Galileo and the absence of claims of others against Galileo's use of its intellectual property, in each case including Galileo's trademarks, patents, trade secrets, software and licenses for the same;

     - insurance;

     - absence of any unlawful payments, including contributions, gifts or other unlawful uses of funds related to political activities or in violation of the Foreign Corrupt Practices Act of 1977;

     - title to its assets;

     - absence of deviations from standard product warranties;

     - grants, incentives or subsidies by the State of Israel or other foreign governments;


     - receipt of an opinion of Galileo's financial advisor that, as of the date of the merger agreement, the exchange ratio is fair, from a financial point of view, to Galileo's shareholders;


     - brokers' or finders' fees and expenses;

     - material compliance with the terms of its employee benefit plans, the absence of any prohibited transactions, or judicial, regulatory, investigational or arbitration proceedings with respect to its plans, and the absence of any acceleration of benefits under any plan as a result of the merger; and

     - absence of any collective bargaining agreements, labor disputes, or civil rights charges.

     The merger agreement also contains customary representations and warranties of Marvell and Toshack Acquisitions, with respect to themselves and their subsidiaries, relating to, among other things:

     - organization, good standing, qualification and similar corporate matters;

     - capital structure;

     - authorization, execution, delivery and enforceability of the merger agreement and the option agreement, approval and recommendation of its board with respect to the merger agreement, the merger and the option agreement and required shareholder vote to approve the merger;

     - proper filing of all required Securities and Exchange Commission reports and the accuracy of information contained in those documents;

     - the accuracy of information to be provided in this joint proxy statement/prospectus;

     - governmental approvals necessary for consummation of the merger;


     - absence of violation of governing documents, agreements and applicable laws as a result of the merger agreement or the merger;



     - absence of default under its governing documents, agreements and applicable laws;



     - receipt of an opinion of Marvell's financial advisor that, as of the date of the merger agreement, the exchange ratio is fair, from a financial point of view, to Marvell;


     - brokers' or finders' fees and expenses;

     - no prior business activities by Toshack Acquisitions unrelated to the merger;

     - absence of pending or threatened material litigation;

     - the absence of undisclosed liabilities, and the absence of changes or events since June 26, 2000 which have had or would reasonably be expected to have a material adverse effect on Marvell or its subsidiaries, other than liabilities incurred in the ordinary course of business consistent with past practice;

     - compliance with applicable laws and the holding of and compliance with required material licenses, permits, orders, variances, exceptions and approvals of governmental entities;
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

     - the ownership and protection of its intellectual property, and the absence of infringement by Marvell and the absence of claims of others against Marvell's use of its intellectual property, including, in each case, Marvell's trademarks, patents, trade secrets, software and licenses for the same;

     - absence of use or storage of hazardous materials on Marvell property, compliance with applicable environmental regulations, and the absence of pending or reasonably anticipated actions against Marvell for environmental violations;

     - timely filing of tax returns and payment of taxes, and the absence of any penalties or tax-sharing agreements;

     - material compliance with the terms of its employee benefit plans, the absence of any prohibited transactions, or judicial, regulatory, investigational or arbitration proceedings with respect to its plans, and the absence of any acceleration of benefits under any plan as a result of the merger; and

     - the absence of any unlawful payments including contributions, gifts or other unlawful uses of funds related to political activities or in violation of the Foreign Corrupt Practices Act of 1977.

     The representations and warranties in the merger agreement are not easily summarized. In addition, many of the representations and warranties are subject to various qualifications and limitations, including qualifications as to materiality. You are urged to read the merger agreement sections titled "Representations and Warranties of the Company" and "Representations and Warranties of Parent and Acquisition" in Appendix A. The representations and warranties in the merger agreement do not survive the closing of the merger or termination of the merger agreement.

CONDUCT OF BUSINESS OF GALILEO PRIOR TO THE MERGER

     The merger agreement contains restrictions on Galileo's conduct of its business pending the effective time of the merger or the termination of the merger agreement. These restrictions are designed to prevent major changes in Galileo until the merger takes place, except to the extent Marvell or Toshack Acquisitions consent to the changes. In general, Galileo has agreed that it and each of its subsidiaries will:

     - conduct its business in the ordinary course consistent with past practice and to the extent consistent with its past practice:

        - seek to preserve intact its current business organizations;

        - keep available the services of its current officers and employees; and

        - preserve its relationships with customers, suppliers and others having business dealings with it.

     Galileo has further agreed that neither Galileo nor its subsidiaries will:

     - amend its governing documents;

     - issue or agree to issue any stock of any class or any other debt or equity securities or equity equivalents, except for Galileo ordinary shares issued and sold under previously granted options or warrants and the issuance of stock options to new employees in the ordinary course of business consistent with the Galileo stock option plans and past practice;

     - split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution in respect of its capital stock, except dividends declared or paid by a wholly-owned subsidiary to Galileo or another of its subsidiaries, or make any other actual, constructive or deemed distribution in respect of its capital stock;

     - redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

     - adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization, other than the merger with Marvell;

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

     - alter any subsidiary's corporate structure or ownership;

     - incur, assume or issue any debt, except for borrowings under existing lines of credit in the ordinary course of business, or modify the terms of any existing debt;

     - become liable or responsible for the obligations of any other person, except for obligations of Galileo's subsidiaries incurred in the ordinary course of business;

     - make any loans, advances or capital contributions to or investments in any other person, other than to subsidiaries or customary loans or advances to employees, in each case in the ordinary course of business consistent with past practice;

     - pledge or encumber shares of capital stock of Galileo or its subsidiaries;

     - mortgage or pledge any of its material assets or create any material lien upon its assets, other than in the ordinary course of business;

     - unless required by law or by any existing agreement, adopt, amend or terminate any employee compensation, benefit or similar plan, or any trust or other fund for the benefit or welfare of any director, officer or employee;

     - acquire, sell, lease or otherwise dispose of any material assets in any single transaction or series of related transactions having a fair market value in excess of $100,000 in the aggregate, other than sales of its products in the ordinary course of business consistent with past practice, or enter into any exclusive license, distribution, marketing, sales or other agreement;

     - change any of its accounting principles or practices, unless required by a change in law or in generally accepted accounting principles;

     - revalue in any material respect any of its assets, other than in the ordinary course of business;

     - acquire any business entity or any equity interest in a business entity;

     - enter into any significant agreement, other than in the ordinary course of business consistent with past practice;

     - amend, modify or waive any significant right under any material contract;

     - modify standard product warranty terms or modify any product warranties in effect as of October 16, 2000 in any manner that is significantly adverse to Galileo or its subsidiaries;

     - authorize new capital expenditures not included in the current budget that individually exceed $500,000, or in the aggregate exceed $1,000,000, except for capital expenditures required under existing customer contracts consistent with past practices;

     - make any material tax election or settle or compromise any significant income tax liability;

     - permit any significant insurance policy naming it as a beneficiary to be cancelled or terminated;

     - settle or compromise any legal action that relates to the merger or involves the payment of more than $100,000 by Galileo or would otherwise be significant to Galileo or its subsidiaries;

     - except as permitted under the merger agreement, take any action that would reasonably be expected to prevent, impair or materially delay the ability of any party to the merger to complete the transactions contemplated by the merger agreement;

     - take any action that would prevent the merger from qualifying as a tax-free reorganization; or

     - take any action that would make any of Galileo's representations or warranties contained in the merger agreement untrue or incorrect.

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CONDUCT OF BUSINESS OF MARVELL PRIOR TO THE MERGER

     The merger agreement contains certain restrictions on the conduct of Marvell's and its subsidiaries' businesses pending the effective time of the merger or the termination of the merger agreement. In general, Marvell has agreed that it and each of its subsidiaries will:

     - conduct its business in the ordinary course consistent with past practice, and to the extent consistent with its past practice:

        - seek to preserve intact its current business organizations;

        - keep available the services of its current officers and employees; and

        - preserve its relationships with customers, suppliers and others having business dealings with it.

     Marvell has further agreed that neither Marvell nor its subsidiaries will:

     - amend its governing documents;

     - issue or agree to issue any stock of any class or any other debt or equity securities or equity equivalents, except for shares of Marvell common stock issued and sold under previously granted options or warrants and the issuance of stock options to new employees in the ordinary course of business consistent with Marvell stock option plans and past practice;

     - split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend or other distribution in respect of its capital stock, or make any other actual, constructive or deemed distribution in respect of its capital stock;

     - redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

     - adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization, other than the merger with Galileo;

     - incur any debt except for borrowings under existing lines of credit in the ordinary course of business;

     - change any accounting principles, except as may be required by a change in law or U.S. generally accepted accounting principles;

     - take any action that would or reasonably would be expected to prevent, impair or delay the transactions contemplated by the merger agreement;

     - enter into any material new lines of business or lines of business not strategically related to the current business of Marvell;

     - engage in any merger, consolidation or other reorganization, or any transaction by which any third party may acquire 10% of the voting securities of Marvell;

     - engage in any disposition of material assets, or acquire any interest or assets of another entity for aggregate consideration greater than $1,000,000,000;

     - take any action that would prevent the merger from qualifying as a tax-free reorganization; or

     - take any action that would make any of Marvell's representations or warranties contained in the merger agreement untrue or incorrect.

NO SOLICITATION OF TRANSACTIONS

     The merger agreement prohibits Galileo and its officers, directors, employees and agents from providing non-public information to or having discussions or negotiations with anyone other than Marvell or Toshack Acquisitions with respect to a potential third-party acquisition of Galileo, unless Galileo's board of directors decides in good faith, based on the advice of its legal counsel, that its actions are necessary to comply with the board of directors' fiduciary duties. In such a case, Galileo may respond to
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

an unsolicited proposal from a third party, if the board of directors determines based on consultation with its financial advisor that the third party is capable of consummating a superior proposal, and only for so long as the board of directors determines that its actions are reasonably likely to lead to a superior proposal. The merger agreement defines a superior proposal as any bona fide proposal:

     - to acquire all the outstanding shares or substantially all the assets of Galileo for cash and/or freely tradable securities;

     - that is fully financed or financeable;

     - that the Galileo board of directors determines in its good faith judgment, based on the advice of its financial advisor, by a majority vote to be more favorable to Galileo shareholders than the Marvell merger;

     - that is determined by the Galileo board by a majority vote, based on the advice of its financial advisor, to be reasonably capable of being completed; and

     - that does not contain a "right of first refusal" or "right of first offer."

     If the board of directors determines that it is necessary to respond to such an unsolicited proposal to comply with its fiduciary duties, it may:

     - furnish information only of the type and scope with respect to Galileo that it provided Marvell prior to the execution of the merger agreement and only pursuant to a confidentiality agreement in the form executed by Marvell; and

     - participate in the discussions and negotiations regarding the offer.

     The merger agreement does not prohibit Galileo's board of directors from taking and disclosing to Galileo's shareholders a position contemplated by Rules 14d-9 and 14e-2 under the Securities Exchange Act with regard to a tender or exchange offer made by someone other than Marvell.

     Galileo has agreed that it will promptly notify Marvell of any proposal, inquiry or request for confidential information concerning a third-party acquisition, keep Marvell advised concerning the status of any proposal concerning a third-party acquisition, and provide Marvell with copies of written agreements, proposals or other materials Galileo receives from potential third party acquirors.

     The merger agreement defines a third-party acquisition to mean any of the following:

     - the acquisition of Galileo by merger by a party other than Marvell, Toshack Acquisitions or any of their affiliates;

     - the acquisition of 30% or more of Galileo's assets by a party other than Marvell, Toshack Acquisitions or any one of their affiliates;

     - the acquisition by a party other than Marvell, Toshack Acquisitions or any of their affiliates of 30% or more of the outstanding Galileo ordinary shares;

     - Galileo's adoption of a plan of liquidation or declaration or payment of an extraordinary dividend; or

     - Galileo's repurchase of more than 30% of its outstanding shares.

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     Galileo's board of directors has agreed not to withdraw or modify its recommendation of the merger with Marvell or approve or recommend any third-party acquisition, or cause Galileo to enter into any agreement for a third-party acquisition, unless:

     - the Galileo board decides in its good faith judgment, after consultation with and based upon the advice of its legal counsel, that it is required to do so in order to comply with its fiduciary duties, in which case:

        - the Galileo board may withdraw its recommendation of the merger with Marvell; and

        - approve or recommend a superior proposal; but the Galileo board may only approve or recommend the superior proposal if:

           - Galileo has provided written notice to Marvell specifying the terms, conditions and identity of the person making the superior proposal; and

           - Marvell has not made an equally favorable proposal within three business days of Marvell's receiving notice of the superior proposal.

     However, Galileo may not enter into an agreement with respect to the superior proposal until the merger agreement is terminated and Galileo has paid Marvell the liquidated damages.

ADDITIONAL COVENANTS

     Each of Marvell and Galileo has undertaken additional covenants in the merger agreement. The following summarizes the principal additional covenants.

     Marvell and Galileo have each agreed to:

     - promptly notify the other party of any events or circumstances that would cause or likely cause any representations or warranties by the party giving notice to become substantially untrue, and notify the other party of changes needed to be made to its disclosure schedules;

     - promptly notify the other party of any material failure to comply with or satisfy in any material respect any covenant condition or obligation;

     - execute and deliver tax certificates to the legal counsel of each party in connection with the delivery of opinions of the legal counsel as to the tax-free nature of the merger;

     - use reasonable best efforts to take all actions and to do all things reasonably necessary under applicable law to complete the merger, including cooperating to make all filings and obtain the consents of all third parties and governmental authorities, including the Israeli Office of the Chief Scientist, Restrictive Trade Practices Commissioner, Securities Authority, the Investment Center and Income Tax Commissioner, necessary to complete the merger, contesting any legal proceedings relating to the merger and executing any additional instruments;

     - consult with each other before issuing press releases or public statements regarding the merger;

     - cause a merger proposal to be executed and delivered to the Israeli Companies Registrar, the secured creditors of Galileo and Toshack Acquisitions, and give notice of the merger to the non-secured creditors of each company, as required by the Israeli Companies Law;

     - take all actions necessary to call and convene shareholder meetings, solicit proxies and effect the necessary SEC filings; and

     - provide each other party with reasonable access to information about themselves.

     Marvell has also agreed to the following:

     - to use all reasonable best efforts to list the Marvell shares to be issued to Galileo shareholders in the merger on the Nasdaq National Market;

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

     - to the fullest extent permitted under applicable law, to indemnify and to continue in force any agreements or obligations by Galileo to indemnify, to the extent not covered by insurance, each person who is now, has been or becomes prior to the effective time of the merger an officer or director of Galileo or its subsidiaries, against all claims arising out of any suit, action or proceeding against such persons arising out of the fact of their position as an officer or director of Galileo or its subsidiaries, including in connection with the merger;

     - to maintain for six years after the merger directors' and officers' liability insurance on terms no less favorable than Galileo's current insurance policy, subject to a limitation on the amount of the premium required to be paid for the insurance to 200% of the current premium;

     - to expand the size of its board of directors by two members prior to the effective time of the merger, and appoint, as of the effective time, two members of Galileo's board of directors to serve as directors of the expanded board of directors of Marvell;

     - for at least one year immediately following the effective time of the merger, to provide the employees of Galileo and its subsidiaries compensation in the aggregate at rates no less favorable than those in place on October 16, 2000, subject to the personnel and compensation policies and practices of Marvell applicable to Marvell's similarly situated employees; and

     - to cause the surviving corporation to provide employee benefits to employees of Galileo and its subsidiaries no less favorable in the aggregate than benefits provided to similarly situated Marvell employees.

     Galileo has also agreed to the following:

     - to provide Marvell with monthly and quarterly unaudited financial statements.

CONDITIONS TO COMPLETING THE MERGER

     The obligations of Marvell, Toshack Acquisitions and Galileo to complete the merger depend on the following conditions being fulfilled:

     - Galileo's and Marvell's shareholders must have approved the merger and the merger agreement and Marvell's shareholders must have approved the issuance of Marvell shares by the required vote;

     - there must be no law or order by any United States or foreign court or governmental entity that prohibits, restrains or enjoins the completion of the merger;

     - any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act must have terminated or expired;

     - any governmental or regulatory notices, consents, approvals or other requirements necessary to complete the merger and to operate the business of Galileo and its subsidiaries after the effective time of the merger in all material respects as it was operated before completion of the merger must have been given, obtained or complied with;

     - Marvell, Galileo and Toshack Acquisitions must have obtained approval of the merger from the Israeli Office of the Chief Scientist, the Israeli Investment Center and the Israeli Commissioner of Restrictive Trade Practices, if required by applicable law;

     - the registration statement containing this joint proxy statement/prospectus must not be subject to any stop order or proceeding seeking a stop order by the SEC, and Marvell must have received all state securities law permits and authorizations necessary to issue shares of Marvell common stock in exchange for Galileo ordinary shares in the merger; and

     - Marvell must have received from the Israeli Securities Authority an exemption from the requirement to publish a prospectus in respect of the exchange of Galileo options for new options to purchase Marvell common stock.

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

     Galileo's obligation to complete the merger also depends on the following conditions being fulfilled:

     - Marvell's and Toshack Acquisitions' representations and warranties in the merger agreement must be true and correct at the effective time of the merger except for defects that would not, in the aggregate, have a material adverse effect on Marvell;

     - Marvell and Toshack Acquisitions must have performed in all material respects each of their covenants and obligations under the merger agreement to be performed before the effective time of the merger;

     - the Marvell common stock issuable to Galileo shareholders in the merger must have been authorized for listing on the Nasdaq National Market;

     - Galileo must have received an opinion from Weil, Gotshal & Manges LLP, which shall not have been withdrawn or modified in any material respect, to the effect that the merger constitutes a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     - Galileo must have received a ruling from the Israeli Income Tax Commissioner to the effect that:

        - any obligation to pay capital gains tax on the exchange of Galileo shares for Marvell shares will be deferred until the earlier of (1) two years after the closing of the merger and (2) the date on which a shareholder sells the shares of Marvell common stock; and

        - the exchange of Galileo options for Marvell options will not result in immediate Israeli tax liability, and that the tax liability will be deferred until actual exercise of the options or, in the case of certain options, until the sale of the Marvell shares; and

in light of such ruling, Marvell is reasonably satisfied that it is not required to withhold any taxes with respect to the issuance of shares of Marvell common stock to holders of Galileo ordinary shares in the merger.

     Marvell and Toshack Acquisitions' obligation to complete the merger also depends on the following conditions being fulfilled:

     - Galileo's representations and warranties contained in the merger agreement must be true at the effective time of the merger except for defects as would not, in the aggregate, have a material adverse effect on Galileo;

     - Galileo must have performed in all material respects each of its covenants and obligations under the merger agreement to be performed before the effective time of the merger;

     - Marvell must have received lock-up letters from each executive officer and director of Galileo and any other person deemed an "affiliate" of Galileo for purposes of Rule 145 under the Securities Act;

     - Marvell must have received a written opinion, which shall not have been withdrawn or modified in any material respect, from Herzog, Fox and Neeman, its Israeli counsel, that as of the date the proxy statement is mailed to Galileo shareholders the merger will not constitute a taxable event to Galileo;

     - Marvell must have received an opinion from Gibson, Dunn & Crutcher LLP, which shall not have been withdrawn or modified in any material respect, to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

     - Galileo must have received the ruling from the Israeli Income Tax Commissioner, as discussed above, as to the deferral of certain capital gains taxes in connection with the transaction, or, alternatively, confirmation of a mechanism, reasonably acceptable to Marvell, for withholding any applicable taxes.

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

     As defined in the merger agreement, a "material adverse effect" is any circumstance or change that is or is reasonably likely to be materially adverse to the operations, assets, liabilities, earnings, prospects or business of either Marvell and its subsidiaries taken as a whole or Galileo and its subsidiaries taken as a whole, as the case may be, but excludes effects resulting from or arising in connection with:

     - the merger agreement, the transactions contemplated by the merger agreement, or the announcement of the merger agreement or those transactions;

     - changes or conditions generally affecting the industries in which Marvell and Galileo operate;

     - general changes in economic, capital market, regulatory or political conditions; and

     - shareholder class action litigation arising from allegations of breach of fiduciary duty related to the merger agreement.

TERMINATION OF THE MERGER AGREEMENT

     TERMINATION

     The merger agreement may be terminated at any time before the merger's completion:

     - by the mutual written consent of Marvell, Toshack Acquisitions and Galileo;

     - by either Marvell and Toshack Acquisitions or Galileo if:

        - a court of competent jurisdiction or other United States federal or state or foreign governmental authority issues a non-appealable, final ruling prohibiting the merger;


        - the merger is not completed by March 31, 2001, unless the party seeking to terminate the merger agreement is principally responsible for the delay due to that party's failure to fulfill its obligations under the merger agreement; or


     - by Galileo if:

        - Marvell or Toshack Acquisitions breaches any representation or warranty in the merger agreement that is not capable of being rectified by March 31, 2001, so long as Galileo has not breached any of its obligations under the merger agreement in a significant way;

        - Marvell or Toshack Acquisitions breaches any covenant or agreement in the merger agreement that significantly harms Marvell or significantly harms or delays the ability of Marvell, Toshack Acquisitions or Galileo to complete the merger, and the breach has not been cured within five business days after Galileo gives Marvell notice of such breach, so long as Galileo has not breached any of its obligations under the merger agreement in a significant way;

        - Galileo's shareholders fail to approve the merger at the extraordinary general meeting called for the purpose of voting on the merger;

        - Marvell ceases using its reasonable best efforts to call and convene the special general meeting of its shareholders to obtain approval of the merger or adopts a resolution to cease its efforts;

        - Marvell's shareholders fail to approve the merger at the special general meeting;

        - Galileo's board receives a superior proposal and recommends the superior proposal to its shareholders or withdraws its recommendation of the merger agreement or merger after providing Marvell an opportunity to make an equally favorable proposal, and has paid Marvell $75 million in liquidated damages; or

     - by Marvell and Toshack Acquisitions if:

        - Galileo breaches any representation or warranty in the merger agreement that is not capable of being rectified by March 31, 2001, so long as neither Marvell nor Toshack Acquisitions has breached any of their respective obligations under the merger agreement in a significant way;

        - Galileo breaches any covenant or obligation in the merger agreement that significantly harms Galileo or significantly harms or delays the ability of Marvell, Toshack Acquisitions or Galileo to complete the merger and the breach has not been cured within five business days after Marvell gives Galileo notice of the breach, so long as neither Marvell nor Toshack Acquisitions has breached any of its obligations under the merger agreement in a significant way;


        - Galileo's board recommends to its shareholders a superior proposal;

        - Galileo's board withdraws or adversely modifies its recommendation of the merger agreement or merger;


        - Marvell shareholders fail to approve the merger at the special general meeting called for the purpose of voting on the merger;



        - Galileo ceases using reasonable best efforts to call and convene the extraordinary general meeting to vote on the merger or adopts a resolution to cease its efforts; or



        - Galileo shareholders fail to approve the merger at the extraordinary general meeting called for the purpose of voting on the merger.



     EFFECT OF TERMINATION


     Termination of the merger agreement by the parties as described above will void the agreement without any liability or obligations to Marvell, Toshack Acquisitions or Galileo or any of their affiliates, other than:

     - any liability for breach of the merger agreement;

     - the obligation of the parties to keep confidential all nonpublic information furnished in connection with the merger; and

     - the liquidated damages and expense provisions described immediately below.

     LIQUIDATED DAMAGES AND EXPENSES

     Galileo has agreed to pay Marvell $75 million as liquidated damages, if the merger agreement is terminated by:

     - Galileo because Galileo receives a superior proposal and responds in a way that permits termination of the merger agreement;

     - Marvell and Toshack Acquisitions because Galileo's board of directors recommends a superior proposal to its shareholders;

     - either Marvell and Toshack Acquisitions or Galileo because Galileo shareholders fail to approve the merger at the extraordinary general meeting, and within six months after termination of the merger agreement Galileo enters into an agreement with respect to or consummates an acquisition by a third-party who had an outstanding offer at the time the Galileo shareholders rejected the merger;

     - Marvell and Toshack Acquisitions because Galileo willfully breaches its representations and warranties contained in the merger agreement or acts or fails to act in such a way that breaches its covenants in the merger agreement, and within six months after termination of the merger agreement Galileo enters into an agreement with respect to or consummates an acquisition by a third-party who had an outstanding offer at the time of the breach; or

     - if it is terminated by Marvell and Toshack Acquisitions because Galileo's board withdraws or adversely modifies its approval or recommendation of the merger or merger agreement, or Galileo ceases using reasonable best efforts to call and convene the extraordinary general meeting to vote on the merger, and within six months after termination of the merger agreement Galileo enters into an agreement with respect to or consummates an acquisition by a third-party.

     Marvell has agreed to pay Galileo $80 million as liquidated damages if the merger agreement is terminated by:

     - Galileo because Marvell ceases using its reasonable best efforts to call and convene the special general meeting of its shareholders to approve the merger, and within six months after termination of the merger agreement Marvell enters into an agreement to be acquired by or merged with a third-party, or Marvell or any of its subsidiaries repurchases more than 30% of Marvell's outstanding stock;

     - either Galileo or Marvell because Marvell's shareholders fail to approve the merger at the special general meeting called to vote upon the merger, and within six months after termination of the merger agreement Marvell enters into an agreement to be acquired by or merged with a third-party, or Marvell or any of its subsidiaries repurchases more than 30% of Marvell's outstanding stock; or

     - Galileo because Marvell willfully breaches its representations or warranties contained in the merger agreement or acts or fails to act in such a way that breaches its covenants in the merger agreement, and within six months after the termination of the merger agreement Marvell enters into an agreement with respect to or consummates an acquisition by a third party who had an outstanding offer for Marvell at the time of the breach.

     In addition, Galileo has agreed to pay Marvell $5 million as reimbursement of its fees and expenses if the merger agreement is terminated by Marvell because:


     - Galileo breached its representations or warranties in the merger agreement or its representations and warranties became untrue such that the conditions to Marvell's obligation to complete the merger could not be satisfied by March 31, 2001, so long as neither Marvell nor Toshack Acquisitions has breached any of its obligations under the merger agreement in a significant way;



     - Galileo breached any covenant or obligation in the merger agreement that significantly harms Galileo or significantly harms or delays the ability of Marvell, Toshack Acquisitions or Galileo to complete the merger and the breach has not been cured within five business days after Marvell gives Galileo notice of the breach, so long as neither Marvell nor Toshack Acquisitions has breached any of its obligations under the merger agreement in a significant way;


     - Galileo's board of directors recommended that shareholders approve a superior proposal;

     - Galileo's board of directors withdrew or negatively modified its recommendation of the merger; or

     - Galileo stopped using all reasonable best efforts to call or convene the extraordinary general meeting to vote on the merger.

     Further, Marvell has agreed to pay Galileo $5 million as reimbursement of its fees and expenses if the merger agreement is terminated by Galileo because:


     - Marvell or Toshack breached its representations or warranties in the merger agreement or its representations and warranties became untrue such that the conditions to Galileo's obligation to complete the merger could not be satisfied by March 31, 2001, so long as Galileo has not breached any of its obligations under the merger agreement in a significant way;



     - Marvell or Toshack breached any covenant or obligation in the merger agreement that significantly harms Marvell or significantly harms or delays the ability of Marvell, Toshack Acquisitions or Galileo to complete the merger and the breach has not been cured within five business days after Galileo gives Marvell notice of the breach, so long as Galileo has not breached any of its obligations under the merger agreement in a significant way;


     - Marvell stopped using all reasonable best efforts to hold the special general meeting to vote on the merger; or

     - Marvell held the special general meeting to vote on the merger but did not obtain shareholder approval.
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

     Except for the liquidated damages and expense reimbursements described above, each party will pay its own expenses in connection with the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     EXTENSION AND WAIVER

     At any time before the merger occurs, each party may agree, in writing, to:

     - extend the time for the performance of any of the obligations or other acts of the other party;

     - waive any inaccuracies in the other party's representations and warranties; or

     - waive the other party's compliance with any of the agreements or conditions in the merger agreement.

     AMENDMENT


     The merger agreement may be changed by written agreement of the parties at any time before or after the Galileo shareholders approve the merger. The parties amended the merger agreement on December 11, 2000, to provide that shares of Galileo held by subsidiaries of Galileo will not be exchanged in the merger for shares of Marvell, but rather will remain outstanding. Any change after the shareholders approve the merger that by law requires the approval of Galileo shareholders, however, will require their subsequent approval to be effective.


OPTION AGREEMENT

     Marvell and Galileo have also entered into a stock option agreement that permits Marvell to purchase up to 5,371,720 ordinary shares of Galileo, or such other number of shares equal to 12.5% of the issued and outstanding Galileo shares on the date of exercise.


     The option becomes exercisable by Marvell, in whole or in part, upon the occurrence of a "triggering event," which is defined in the option agreement to mean a termination of the merger agreement in a manner that could result in Galileo being obligated to pay Marvell $75 million in liquidated damages. See "The Merger Agreement -- Termination of the Merger Agreement -- Liquidated Damages and Expenses" beginning at page 85. Marvell's option expires at the earliest of:


     - the effective time of the merger;

     - the termination of the merger agreement other than as a result of a triggering event; and

     - six months after the occurrence of a triggering event.

     If after the option becomes exercisable and before the option expires:

     - any third party acquires 30% or more of the then-outstanding shares of Galileo, or

     - Galileo enters into a definitive written agreement with any third party providing for:

        - the acquisition of Galileo by merger;

        - the acquisition of 30% or more of Galileo's assets;

        - the acquisition of 30% or more of Galileo's outstanding shares;

        - the adoption of a plan of liquidation by Galileo;


        - the payment of an extraordinary dividend with respect to Galileo ordinary shares; or


        - Galileo's repurchase of more than 30% of its outstanding shares,

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

then Marvell shall have the right instead of exercising its option to request that Galileo pay cash in an amount equal to the lesser of the following:

     - $5,000,000; and

     - the product of:

        - the excess over the option exercise price of the greater of (1) the last sale price for Galileo ordinary shares quoted on the Nasdaq National Market on the day preceding exercise of the option; and (2) the highest price per share of Galileo offered to be paid by any person pursuant to the third-party transaction or, if an asset purchase, the aggregate consideration for a purchase of Galileo assets divided by the number of outstanding Galileo shares; and

        - the number of shares covered by the option.


     The exercise price of the option is $55.10 per ordinary share of Galileo. Marvell's total profit upon exercise of the option may not exceed $80 million. For purposes of the option agreement, "total profit" means the sum of (1) the cash payment instead of exercise described immediately above, (2) amounts received from the sale of shares acquired by Marvell by exercising the option that are in excess of the purchase price, and (3) the liquidated damages and expense reimbursement received from Galileo pursuant to the merger agreement. Any amounts in excess of $80 million must be paid back to Galileo, or Marvell may limit the shares it exercises under the option. In addition, at no time may Marvell exercise its option such that its total profit, as defined above but assuming all option shares acquired by Marvell were sold for cash at the then-current market price, exceeds $80 million. If upon exercise of the option Marvell's total profit in this case would exceed $80 million, Galileo can increase the exercise price per share until Marvell's profit would be no greater than $80 million.


     The ability of Marvell to exercise its option is conditioned on Marvell not willfully breaching any of its representations, warranties or covenants contained in the merger agreement. Additionally, Galileo's obligations under the option agreement accrue only if there is no legal or regulatory restriction on the exercise of the option, and all applicable waiting periods under applicable laws have expired.

     If Marvell exercises its option to purchase shares, Galileo has the right, under specified conditions, to repurchase those shares from Marvell at a price equal to the option exercise price plus interest of 10% per annum, less any dividends paid on the shares during the period after the exercise. Galileo's repurchase right begins at any time after April 16, 2001, and ends six months after the date of exercise of the option. Galileo's repurchase right is subject to there not being at any time during the six month period after October 16, 2000 any pending acquisition by a third party of Galileo that is subject to the affirmative vote of Galileo shareholders.

     The option agreement provides that, for one year after the date of exercise of the option, Marvell may request that Galileo register under the Securities Act the offering and sale by Marvell of the Galileo shares acquired by Marvell upon exercise of the option. Marvell may make two requests for registration. In addition, Marvell has the right for one year after exercising its option, subject to certain conditions, to have its shares registered along with other ordinary shares of Galileo to be registered pursuant to an underwritten offering. Marvell's registration rights expire when it is eligible to sell all of its remaining option shares under Rule 144(k) of the Securities Act. The expenses of preparing and filing any registration statement for the Galileo option shares and any sale covered by it will generally be paid by Galileo, except for underwriting discounts or commissions or brokers' fees, and the fees of and disbursements to Marvell's counsel. For each registration of option shares, Galileo and Marvell have agreed to customary indemnification provisions for losses and liabilities under the Securities Act and otherwise. However, Marvell will not be required to indemnify Galileo beyond Marvell's proceeds from the offering of its option shares. Upon the issuance of option shares, Galileo will promptly list the shares on the Nasdaq National Market or any other exchange on which Galileo ordinary shares are then listed.

     The above description is only a summary of the material provisions of the option agreement. Because it is a summary it does not include all terms of the option agreement. We have attached the option

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

agreement to this joint proxy statement/prospectus as Appendix B, and we urge you to read the option agreement.

OTHER AGREEMENTS RELATED TO THE MERGER

     Shareholder Undertakings Executed by Certain Galileo Shareholders. In order to induce Marvell to enter into the merger agreement, two shareholders of Galileo, Mr. Avigdor Willenz and Mr. Manuel Alba, each executed a shareholder undertaking in favor of Marvell with respect to Galileo ordinary shares owned or later acquired by them. The undertaking executed by each shareholder prohibits the shareholder, at any time before the effective time of the merger or the termination of the merger agreement, from transferring or agreeing to transfer his Galileo ordinary shares, or depositing his Galileo ordinary shares into a voting trust or granting a proxy with respect to his shares, other than the proxy described below entered into in connection with the merger agreement. As of October 16, 2000, Mr. Willenz and Mr. Alba owned, in the aggregate, 10,191,178 Galileo ordinary shares.

     Irrevocable Proxies Executed by Certain Galileo Shareholders. In order to induce Marvell to enter into the merger agreement, Mr. Avigdor Willenz and Mr. Manuel Alba each executed an irrevocable proxy with respect to the Galileo ordinary shares owned by them as of, or acquired by them after, October 16, 2000. The proxy expires upon the earlier of the termination of the merger agreement or the effective date of the merger with Marvell. The proxy instructs and authorizes the proxy holder to:

     - appear at shareholder meetings of Galileo for the purpose of establishing a quorum,

     - vote all the Galileo ordinary shares subject to the proxy in favor of the merger with Marvell and any transactions related to the merger with Marvell, and

     - to vote all the Galileo ordinary shares subject to the proxy against any proposal involving the merger or sale of Galileo to a party other than Marvell.

     Voting Agreement Executed by Certain Marvell Shareholders. In order to induce Galileo to enter into the merger agreement, five holders of Marvell common stock each executed a voting agreement pursuant to which they agreed to:

     - vote all of their respective Marvell shares in favor of the merger and adoption of the merger agreement,

     - not transfer or otherwise dispose, or agree to transfer or otherwise dispose, of any of their respective Marvell shares, and

     - not grant any proxies or enter into any voting agreements (other than the voting agreement with Galileo) with respect to their respective Marvell shares.

     The agreements terminate upon the earlier of the termination of the merger agreement or the effective date of the merger. The five shareholders of Marvell executing the agreements were Dr. Suhat Sutardja, Ms. Weili Dai, Dr. Pantas Sutardja, Mr. Diosdado P. Banatao and Mr. Kuo Wei Chang. These shareholders currently own, in the aggregate, 49,802,660 shares of Marvell common stock.


     Lock-up Letter Agreements. In connection with the merger agreement, Dr. Sehat Sutardja, Ms. Weili Dai, Dr. Pantas Sutardja, Mr. Diosdado P. Banatao, Mr. Kuo Wei Chang, Mr. Avigdor Willenz and Mr. Manuel Alba, holders of either Marvell common stock or Galileo ordinary shares, each executed a lock-up agreement for the benefit of Marvell. The lock-up agreement provides that none of the signatories of the lock-up agreements will, for a period of 45 days after the effective date of the merger, sell or transfer shares of Marvell common stock or economic benefits or risks of ownership of such shares or securities convertible into shares of Marvell common stock owned by them on October 16, 2000 or at the effective time of the merger. The shareholders will be released from their obligations under the lock-up agreement if the merger agreement is terminated. In addition, Marvell may release the restrictions on these shares prior to the expiration of the 45-day lock-up period.


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

MANAGEMENT AFTER THE MERGER

     BOARD OF DIRECTORS

     Immediately prior to the effective time of the merger, the board of directors of Marvell will be expanded in size from eight to ten members. Two current members of the board of directors of Galileo will fill the two newly created positions. Galileo currently expects that these two individuals will be Messrs. Avigdor Willenz and Manuel Alba. The new directors will be up for election at Marvell's 2001 annual general meeting. Marvell has agreed to nominate each new director for reelection at this annual general meeting.

     Immediately after the Merger, the Galileo board of directors will be reduced to three members selected by Marvell.

     MANAGEMENT

     The composition of Marvell's executive management is not expected to change as a result of the merger. Avigdor Willenz and Manuel Alba will remain with Galileo after the merger with responsibilities comparable to those of their current positions.


     Information about the current Galileo directors and executive officers can be found in Galileo's annual report on Form 20-F for the fiscal year ended December 31, 1999, which is incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 108. Information about the current Marvell directors and executive officers can be found in Appendix E attached to this joint proxy statement/prospectus.


                        INFORMATION ABOUT THE COMPANIES

MARVELL


     Marvell designs, develops and markets integrated circuits for communications-related markets. Marvell's products provide the critical interface between real world, analog signals and the digital information used in computing and communications systems. Marvell's products enable its customers to store and transmit digital information reliably and at high speeds. Marvell initially focused its core technology on the data storage market, where Marvell provides high performance products to Seagate, Samsung, Hitachi, Fujitsu and Toshiba, who as a group accounted for 99% of Marvell's sales in fiscal 1999, 98% of Marvell's sales in fiscal 2000 and 89% of Marvell's sales in the first nine months of fiscal 2001. Recently, Marvell applied its technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. Marvell believes that its core technology can be used to improve performance across a wide range of data communications applications. For example, Marvell is committing resources to the development of products for the wireless communications and cable modem markets. For the fiscal year ended January 31, 2000, Marvell generated $81.4 million in net revenue and $13.1 million in net income. For the nine months ended October 31, 2000, Marvell generated $98.1 million in net revenue and $4.5 million in net income.


GALILEO

     Galileo defines, develops and markets advanced digital semiconductor devices that perform critical functions for new-world converged network systems, in which voice, video, and data are handled using Internet Protocol techniques. Galileo's core competencies include various LAN technologies, WAN technologies, and high performance CPU subsystem technologies. Galileo is organized around two principal product groups: Internetworking Products, consisting of system controllers and WAN communications controllers, and switching products, which consists of switched Ethernet controllers and switched PoS/ AMT controllers. Galileo is a pioneer in the development of "communications systems on silicon," providing network system vendors with semiconductor devices that perform critical functions in their systems. Galileo's semiconductor devices are characterized by high-performance features and comply with established network standards. Galileo's customers include Accton Technology Corp., Alcatel, Cabletron Systems, Inc., Cisco Systems Inc., D-Link Systems Inc., Ericsson LM Telephone Company, Intel Corporation, Lucent Technologies Inc. and Northern Telecom Inc. During 1999, sales to Cisco, D-Link and Accton accounted for 22%, 14% and 13% of Galileo's total net sales, respectively. For the fiscal year ended December 31, 1999, Galileo generated $79.7 million in net sales and $26.1 million in net income. For the nine months ended September 30, 2000, Galileo generated $73.3 million in net sales and $14.4 million in net income.


TOSHACK ACQUISITIONS

     Toshack Acquisitions is a direct wholly-owned subsidiary of Marvell. It was incorporated in Israel solely for use in the merger and has never conducted any other business.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

     The following tables show summarized historical and unaudited pro forma financial data for Marvell and Galileo. Per share data have been adjusted for Galileo's stock dividend on September 20, 1999.


     The following unaudited pro forma combined condensed financial information combines Marvell's historical results for the nine months ended October 31, 2000 and the fiscal year ended January 31, 2000 with Galileo's results for the nine months ended September 30, 2000 and the fiscal year ended December 31, 1999, giving effect to the merger as if it had occurred as of February 1, 1999 for statement of operations purposes and on October 31, 2000 for balance sheet purposes by combining Galileo's balance sheet as of September 30, 2000 with Marvell's balance sheet as of October 31, 2000. This pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Marvell and Galileo actually been combined during the periods presented, or results that may be achieved in the future.


     The allocation of the purchase price will be finalized following consummation of the merger. Based on an analysis of fair value, the excess of the purchase price over the net tangible assets on Galileo's balance sheet will then be allocated to identifiable intangible assets and goodwill. Marvell is currently gathering the data necessary for determining the value of identifiable intangible assets, including in-process research and development. For both in-process and developed technology, Marvell's data gathering efforts are focused on determining Galileo's forecasted revenues and costs as well as their stage of completion or remaining product life by individual project or product.

     Marvell will acquire Galileo's technology in the merger. The principal products that use Galileo's technology relate to digital semiconductor devices that provide connections for high speed networking applications, in which voice, video and data are handled seamlessly using Internet Protocol techniques.

     We assumed the total amount of goodwill and identifiable intangible assets to be $1.9 billion and to have an average useful life of approximately five years. Because the valuation analysis has not been completed, the actual amount of goodwill and identifiable intangible assets, and the related average useful life, could vary from these assumptions.

                         MARVELL TECHNOLOGY GROUP LTD.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET


                                                HISTORICAL
                                -------------------------------------------    PRO FORMA
                                      MARVELL                GALILEO          ADJUSTMENTS        PRO FORMA
                                AT OCTOBER 31, 2000   AT SEPTEMBER 30, 2000    (NOTE 2)           COMBINED
                                -------------------   ---------------------   -----------        ----------
                                                              (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...       $115,824               $ 71,483          $       --         $  187,307
  Short-term investments......             --                 39,946                  --             39,946
  Accounts receivable, net....         23,150                 12,599                  --             35,749
  Inventories.................          9,753                 12,875               3,090(e)          25,718
  Prepaid expenses and other
     current
     assets...................          5,830                  3,238                  --              9,068
                                     --------               --------          ----------         ----------
     Total current assets.....        154,557                140,141               3,090            297,788
Property and equipment, net...         12,571                 16,236                  --             28,807
Goodwill and other
  intangibles.................             --                     --           1,932,114(a)       1,932,114
Other noncurrent assets.......          3,668                 11,090                  --             14,758
                                     --------               --------          ----------         ----------
     Total assets.............       $170,796               $167,467          $1,935,204         $2,273,467
                                     ========               ========          ==========         ==========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable............       $ 14,949               $ 11,274          $       --         $   26,223
  Accrued liabilities.........         10,273                 12,078              32,130(b)          54,481
  Income taxes payable........          6,780                  1,894                  --              8,674
  Capital lease obligations...             53                     --                  --                 53
                                     --------               --------          ----------         ----------
     Total current
       liabilities............         32,055                 25,246              32,130             89,431
Other liabilities.............             --                  2,303                  --              2,303
                                     --------               --------          ----------         ----------
Total liabilities.............         32,055                 27,549              32,130             91,734
Shareholders' equity:
  Common stock................            171                 78,010             (77,952)(c)(d)         229
  Additional paid-in
     capital..................        142,409                     --           2,412,935(d)       2,555,344
  Deferred stock-based
     compensation.............        (10,488)                   (67)           (195,924)(f)(c)    (206,479)
  Accumulated other
     comprehensive
     income...................             --                    153                (153)(c)             --
  Retained earnings
     (deficit)................          6,649                 61,822            (235,832)(c)       (167,361)
                                     --------               --------          ----------         ----------
     Total shareholders'
       equity.................        138,741                139,918           1,903,074          2,181,733
                                     --------               --------          ----------         ----------
     Total liabilities and
       shareholders'
       equity.................       $170,796               $167,467          $1,935,204         $2,273,467
                                     ========               ========          ==========         ==========


                            See accompanying notes.

                         MARVELL TECHNOLOGY GROUP LTD.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                      HISTORICAL
                                         ------------------------------------
                                             MARVELL             GALILEO         PRO FORMA
                                           YEAR ENDING         YEAR ENDING      ADJUSTMENTS     PRO FORMA
                                         JANUARY 31, 2000   DECEMBER 31, 1999    (NOTE 3)       COMBINED
                                         ----------------   -----------------   -----------     ---------
Net revenue............................      $81,375             $79,717         $      --      $ 161,092
Cost of product revenue................       33,773              28,041                --         61,814
                                             -------             -------         ---------      ---------
Gross profit...........................       47,602              51,676                --         99,278
Operating expenses:
  Research and development.............       14,452              16,175                --         30,627
  Marketing and selling................       10,436               7,849                --         18,285
  General and administrative...........        3,443               4,323                --          7,766
  Amortization of goodwill and
     purchased intangibles.............           --                  --           386,423(a)     386,423
  Amortization of stock compensation...        2,175                 509            99,956(b)     102,640
                                             -------             -------         ---------      ---------
     Total operating expenses..........       30,506              28,856           486,379        545,741
                                             -------             -------         ---------      ---------
Operating income (loss)................       17,096              22,820          (486,379)      (446,463)
Interest income, net...................          330               4,669                --          4,999
                                             -------             -------         ---------      ---------
Income (loss) before provision for
  income taxes.........................       17,426              27,489          (486,379)      (441,464)
Provision for income taxes.............        4,356               1,380                --          5,736
                                             -------             -------         ---------      ---------
Net income (loss)......................      $13,070             $26,109         $(486,379)     $(447,200)
                                             =======             =======         =========      =========
Net income (loss) per share:
  Basic................................      $  0.32                                            $   (6.38)
                                             =======                                            =========
  Diluted..............................      $  0.16                                            $   (6.38)
                                             =======                                            =========
Weighted average common shares
  outstanding:
  Basic................................       41,094                                28,964         70,058
                                             =======                             =========      =========
  Diluted..............................       81,545                               (11,487)        70,058
                                             =======                             =========      =========


                            See accompanying notes.

                         MARVELL TECHNOLOGY GROUP LTD.
         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  HISTORICAL
                                    ---------------------------------------
                                         MARVELL              GALILEO          PRO FORMA
                                    NINE MONTHS ENDING   NINE MONTHS ENDING   ADJUSTMENTS     PRO FORMA
                                     OCTOBER 31, 2000    SEPTEMBER 30, 2000    (NOTE 3)       COMBINED
                                    ------------------   ------------------   -----------     ---------
Net revenue.......................       $98,051              $73,256          $      --      $ 171,307
Cost of product revenue...........        45,259               30,308                 --         75,567
                                         -------              -------          ---------      ---------
Gross profit......................        52,792               42,948                 --         95,740
Operating expenses:
  Research and development........        23,366               18,667                 --         42,033
  Marketing and selling...........        15,381                8,981                 --         24,362
  General and administrative......         4,277                3,691                 --          7,968
  Amortization of goodwill and
     purchased intangibles........            --                   --            289,817(a)     289,817
  Amortization of stock
     compensation.................         6,627                  365             74,967(b)      81,959
                                         -------              -------          ---------      ---------
     Total operating expenses.....        49,651               31,704            364,784        446,139
                                         -------              -------          ---------      ---------
Operating income (loss)...........         3,141               11,244           (364,784)      (350,399)
Interest income, net..............         2,845                3,915                 --          6,760
                                         -------              -------          ---------      ---------
Income (loss) before provision for
  income taxes....................         5,986               15,159           (364,784)      (343,639)
Provision for income taxes........         1,496                  758                 --          2,254
                                         -------              -------          ---------      ---------
Net income (loss).................       $ 4,490              $14,401          $(364,784)     $(345,893)
                                         =======              =======          =========      =========
Net income (loss) per share:
     Basic........................       $  0.07                                              $   (3.87)
                                         =======                                              =========
     Diluted......................       $  0.05                                              $   (3.87)
                                         =======                                              =========
Weighted average common shares
  outstanding:
  Basic...........................        60,343                                  28,964         89,307
                                         =======                               =========      =========
  Diluted.........................        90,667                                  (1,360)        89,307
                                         =======                               =========      =========


                            See accompanying notes.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- THE TRANSACTION

     On October 16, 2000, Marvell signed a definitive agreement to acquire Galileo in a purchase transaction. Subject to the qualifications discussed below, under the merger agreement, Marvell will issue approximately 29.0 million shares of its common stock and options to purchase 6.1 million shares of its common stock in exchange for the outstanding ordinary shares and options of Galileo.

     The purchase price of the Galileo acquisition is estimated to be approximately $2.4 billion, which has been determined as follows (in thousands):


Shares of common stock......................................  $2,081,272
Fair value of options.......................................     331,721
Estimated transaction costs.................................      32,130
                                                              ----------
  Total.....................................................  $2,445,123
                                                              ==========


     Common stock has been valued using an average price of Marvell common stock for a few days before and after the announcement of the merger. The fair value of options assumed was determined using the Black-Scholes method. In accordance with Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25," the intrinsic value of unvested options of Galileo has been allocated to deferred compensation. Deferred compensation will be amortized over the estimated vesting period of the related options using an accelerated method. For purposes of preparing the pro forma financial statements, Marvell estimated the intrinsic value of the unvested options using the average stock price used for valuing the common stock. Upon consummation of the merger, Marvell will determine the final amount of deferred compensation based on the closing price of its common stock on the date of consummation of the merger.

     The purchase price for pro forma purposes has been allocated to tangible assets acquired and liabilities assumed based on the book value of Galileo's assets and liabilities, with the exception of inventories, which have been recorded at estimated fair value, which management believes approximate their fair value. Marvell's management has engaged an independent appraiser to value the intangible assets, including amounts allocable to Galileo's in-process research and development, which will be expensed immediately. For the purposes of these unaudited pro forma condensed combined financial statements, the acquired in-process research and development has been assigned a value of approximately $174.0 million for presentation purposes only. The exact amount of the in-process research and development charge will be determined upon completion of the independent appraisal and will be different from the amount presented in these unaudited pro forma condensed combined financial statements. The in-process research and development charge relates to Galileo's products in development for which technological feasibility has not been established.

     The allocation of the purchase price is estimated as follows (in thousands):


Property and equipment......................................  $   16,236
Current and other assets....................................     154,321
Liabilities assumed.........................................     (27,549)
Intangible assets, including goodwill.......................   1,932,114
Deferred compensation.......................................     195,991
Acquired in-process research and development................     174,010
                                                              ----------
  Total.....................................................  $2,445,123
                                                              ==========


     The exact number of shares and options to be issued for the purchase of Galileo will be affected by option grants to new Galileo employees, and exercises of currently outstanding options, and, therefore, the

                          NOTES TO UNAUDITED PRO FORMA
              COMBINED CONDENSED FINANCIAL STATEMENTS (CONTINUED)

final purchase price will be different from the amounts presented in these unaudited pro forma condensed and combined financial statements.


     The unaudited pro forma combined condensed balance sheet reflects the acquisition of Galileo as of October 31, 2000. The unaudited pro forma combined condensed statements of operations reflect the acquisition of Galileo as if such acquisition had occurred at February 1, 1999.


NOTE 2 -- UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET


     The following adjustments were applied to the historical balance sheets of Marvell and Galileo at October 31, 2000 to arrive at the unaudited pro forma combined condensed balance sheet:


          (a) To record intangible assets, including goodwill.


          (b) To record the estimated transaction costs of $32.1 million. Estimated transaction costs include all costs directly incurred as a result of the merger including, but not limited to, fees for the financial advisors, accountants, and attorneys and other related costs.


          (c) To reflect the estimated one time charge for acquired in-process research and development of $174.0 million and to eliminate the historical retained earnings, deferred stock-based compensation, common stock and accumulated other comprehensive income of Galileo as a result of the purchase transaction.

          (d) To record the increase in shareholders' equity of Marvell as a result of the issuance of common shares and fair value of the Marvell options issued in exchange for options of Galileo option holders.

          (e) To increase inventory to its estimated fair value.

          (f) To record deferred compensation with respect to unvested Galileo options assumed.

NOTE 3 -- UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS


     The following adjustments were applied to the historical statements of operations for Marvell and Galileo for the year ended January 31, 2000 and the nine months ended October 31, 2000 to arrive at the unaudited pro forma combined condensed statement of operations as though the acquisition took place on February 1, 1999:


          (a) Adjustment to recognize amortization of identified intangibles arising from the merger over their average estimated useful lives of five years.

          (b) Adjustment to recognize amortization of deferred compensation with respect to unvested Galileo options assumed.

NOTE 4 -- UNAUDITED PRO FORMA COMBINED NET LOSS PER SHARE


     Shares used in the pro forma per share calculation reflect the addition of approximately 29.0 million shares of Marvell voting common stock estimated to be issued to shareholders of Galileo as if they were outstanding from February 1, 1999. Pro forma basic and diluted weighted average shares exclude convertible preferred stock, employee stock options and warrants outstanding in each period because they are anti-dilutive.

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of Marvell common stock as of December 8, 2000, by:


     - each person known by Marvell to own beneficially more than 5% of Marvell's outstanding shares;

     - each director and executive officer of Marvell; and

     - all directors and executive officers of Marvell as a group.


     The percentage of beneficial ownership for the following table is based on 85,582,537 shares of Marvell common stock outstanding on December 8, 2000. Unless otherwise indicated, to Marvell's knowledge, all persons listed below have sole voting and investment power with respect to their shares of Marvell common stock, except to the extent authority is shared by spouses under applicable law.



     The number of shares beneficially owned by each shareholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of Marvell common stock that the shareholder has sole or shared voting or investment power and any shares of common stock that the shareholder has a right to acquire within 60 days after December 8, 2000 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of Marvell common stock.



     Unless otherwise indicated, the address of each person owning more than 5% of our outstanding shares is c/o Marvell Semiconductor, Inc., 645 Almanor Avenue, Sunnyvale, CA 94085.



                                                                 SHARES BENEFICIALLY OWNED
                                                              --------------------------------
                                                                                PERCENT OF
            NAME AND ADDRESS OF BENEFICIAL OWNER                NUMBER      OUTSTANDING SHARES
            ------------------------------------              ----------    ------------------
EXECUTIVE OFFICERS, DIRECTORS AND 5% SHAREHOLDERS:
Entities Affiliated with InveStar Capital, Inc.(1)..........   8,373,524            9.8%
  3600 Pruneridge Avenue, Suite 300
  Santa Clara, CA 95051
Sehat Sutardja(2)...........................................  24,092,312           28.2%
Weili Dai(2)................................................  24,092,312           28.2%
Pantas Sutardja(3)..........................................  11,776,000           13.8%
Gordon M. Steel(4)..........................................     480,000              *
George Hervey(5)............................................     760,814              *
Diosdado P. Banatao(6)......................................   6,879,208            8.0%
  635 Waverley Street
  Palo Alto, CA 94301
Herbert Chang(7)............................................   8,739,140           10.2%
  3600 Pruneridge Avenue, Suite 300
  Santa Clara, CA 95051
John M. Cioffi..............................................     180,000              *
Paul R. Gray(8).............................................     180,000              *
Ron Verdoorn................................................     662,312              *
Executive Officers and Directors as a Group (9
  persons)(9)...............................................  53,269,786           62.2%


-------------------------
 *  Less than one percent

(1) Represents 646,156 shares held by InveStar Dayspring Venture Capital, Inc., 184,616 shares of held by InveStar Excelsus Venture Capital (Int'l), Inc., 4,665,412 shares held by InveStar Semiconductor Development Fund, Inc., 2,826,544 shares held by InveStar Burgeon Venture Capital, Inc., and

    50,796 shares held by InveStar Capital, Inc. Herbert Chang is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Excelsus Venture Capital (Int'l), Inc., InveStar Semiconductor Development Fund, Inc., and InveStar Burgeon Venture Capital, Inc. InveStar Capital, Inc. disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest, if any.

(2) Dr. Sutardja and Ms. Dai are husband and wife. Includes 8,950,000 shares held by Dr. Sutardja, of which Ms. Dai may be deemed to be a beneficial owner, although Ms. Dai disclaims such beneficial ownership, 8,950,000 shares held by Ms. Dai, of which Dr. Sutardja may be deemed to be a beneficial owner, although Dr. Sutardja disclaims such beneficial ownership, 92,312 shares held jointly by Dr. Sutardja and Ms. Dai, and 6,100,000 shares held by the Sutardja Family Partners of which Dr. Sutardja and Ms. Dai are the general partners. Dr. Sutardja and Ms. Dai disclaim beneficial ownership of the 6,100,000 shares held by the Sutardja Family Partners, except to the extent of their pecuniary interest, if any.

(3) Includes 4,000 shares held by Dr. Pantas Sutardja's mother-in-law. Dr. Sutardja disclaims beneficial ownership of the 4,000 shares held by his mother-in-law, except to the extent of his pecuniary interest therein, if any.

(4) Includes 240,000 shares held by each of Mr. Steel's two children. Mr. Steel disclaims beneficial ownership of the 480,000 shares held by his children, except to the extent of his pecuniary interest therein, if any. Mr. Steel's employment with Marvell terminated in April 2000.


(5) Includes 760,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 8, 2000.



(6) Includes 15,711 shares held by Mr. Banatao's minor children. Mr. Banatao may be deemed to be a beneficial owner of these shares, although Mr. Banatao disclaims such beneficial ownership. Also includes 1,680,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 8, 2000.


(7) Represents 646,156 shares held by InveStar Dayspring Venture Capital, Inc., 184,616 shares held by InveStar Excelsus Venture Capital (Int'l), Inc., 4,665,412 shares held by InveStar Semiconductor Development Fund, Inc., 2,826,544 shares held by InveStar Burgeon Venture Capital, Inc., 184,616 shares held by Forefront Venture Partners L.P., and 50,796 shares held by InveStar Capital, Inc. Herbert Chang is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Excelsus Venture Capital (Int'l), Inc., InveStar Semiconductor Development Fund, Inc., and InveStar Burgeon Venture Capital, Inc. Mr. Chang is also the managing director of Forefront Associates LLC, which is the general partner of Forefront Venture Partners, L.P. Mr. Chang disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any.


(8) Includes 144,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 8, 2000.



(9) Includes 2,584,000 shares subject to stock options that are currently exercisable or will become exercisable within 60 days of December 8, 2000.

                      DESCRIPTION OF MARVELL CAPITAL STOCK

     When Marvell and Galileo complete the merger, Galileo shareholders will become Marvell shareholders. The following is a description of Marvell's capital stock and the Marvell common stock to be issued in the merger.

MARVELL CAPITAL STOCK

     Marvell's authorized share capital consists of $500,000, divided into 242,000,000 shares of common stock, $0.002 par value per share, and 8,000,000 shares of preferred stock, $0.002 par value per share.

     MARVELL COMMON STOCK


     As of December 8, 2000, there were 85,582,537 shares of common stock of Marvell issued and outstanding, held of record by approximately 360 shareholders. In the event of Marvell's liquidation, dissolution or winding up, holders of Marvell common stock would be entitled to receive all of Marvell's assets, pro rata, after payment of all Marvell's debts and liabilities, and any liquidation payment that it may be required to pay to its preferred shareholders on the date of liquidation. The shares of Marvell common stock do not have preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions. The outstanding shares of Marvell common stock are, and the shares of Marvell common stock issuable in the merger will, at the effective time of the merger, be, fully paid and nonassessable.


     MARVELL PREFERRED STOCK

     Marvell's board of directors is authorized to issue up to 8,000,000 shares of preferred stock in one or more series. The board of directors may, without any further approval of Marvell's shareholders:

     - fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences; and

     - fix the number of shares and designation of any series of preferred stock.

     Although Marvell's board of directors presently does not intend to do so, it could issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Marvell common stock, including the loss of voting control to others, without obtaining further approval of Marvell's shareholders. The issuance of shares of preferred stock could delay or prevent a change in control of Marvell, without further action by its shareholders.

WARRANTS

     Marvell has issued the following warrants:

     - a warrant to purchase 180,000 shares of its common stock; and

     - a warrant to purchase 60,000 shares of its common stock.

REGISTRATION RIGHTS

     Pursuant to the terms of the Investor Rights Agreement dated September 10, 1999, with preferred shareholders of Marvell on that date and warrant holders on that date and their subsequent transferees receiving at least 200,000 shares, the holders of 27,044,912 shares of common stock have rights with respect to the registration of their respective shares under the Securities Act. Under the terms of the agreement, if Marvell proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of such registration and are entitled to include their Marvell common stock in the registration. From and after December 27, 2000, these shareholders may also require Marvell to file a registration statement under the Securities Act at Marvell's expense with respect to their shares of Marvell common stock, and Marvell is required to use its best efforts to effect such registration. These shareholders have the right to request up to two such registration statements. Further, such shareholders may require Marvell to file additional registration statements on Form S-3 or its equivalent at Marvell's expense. Each of these rights is subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such offering under various circumstances.

ANTI-TAKEOVER PROVISIONS

     Marvell's Bye-laws contain provisions that may have the effect of delaying, deferring or discouraging another person from acquiring control of Marvell. These provisions include:

     - a requirement that holders of the shares present in person or by proxy and voting and 66 2/3% in number of record shareholders present in person or by proxy approve any amendment to or repeal of Marvell's Bye-laws regarding the election and removal of directors;

     - the division of Marvell's board of directors into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms;

     - a provision that Marvell's directors may only be removed for cause by the holders of 66 2/3% of the shares present in person or by proxy and voting and 66 2/3% in number of record shareholders present in person or by proxy vote for removal; and

     - the indemnification of Marvell's officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Marvell, which may include services in connection with takeover defense measures.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Marvell common stock is First Union National Bank.

LISTING

     Marvell common stock is listed for quotation on the Nasdaq National Market under the trading symbol "MRVL."

                       COMPARISON OF SHAREHOLDERS' RIGHTS

     Until the effective time of the merger, the rights of Galileo shareholders are governed by the Israeli Companies Law and the Galileo Articles of Association and Memorandum of Association. At the effective time of the merger, the shareholders of Galileo will become shareholders of Marvell, an exempted Bermuda company under The Companies Act, 1981 of Bermuda, governed by the Bermuda Companies Act and the Marvell Memorandum of Association and Bye-laws. The rights of Galileo shareholders differ in some material respects from the rights they would have as shareholders of Marvell. The following discussion summarizes the material differences between the rights of holders of ordinary shares of Galileo and holders of shares of Marvell common stock and, additionally, summarizes certain provisions of the Bermuda Companies Act, Marvell's Memorandum of Association and Bye-laws, the Israeli Companies Law and Galileo's Articles of Association.

CAPITAL STOCK

     Bermuda Companies Act and Marvell Governing Documents. Marvell's Bye-laws provide for the division of the share capital of Marvell into two classes of shares: common stock and preferred stock. The rights, preferences, privileges and restrictions of the holders of preferred stock may be determined or altered by the board of directors. The preferred stock may be issued from time to time in one or more series. Although the board of directors presently does not intend to do so, it could issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock, including the loss of voting control to others, without obtaining further approval of its shareholders. The issuance of preferred stock could delay or prevent a change in control of Marvell, without further action by its shareholders.

     The holders of common stock are entitled to:


     - one vote each, unless a poll is requested, in which case each shareholder is entitled to one vote per share;


     - such dividends as declared by the board, after the annual dividends due on preferred stock have been paid and so long as an equivalent dividend is declared on preferred stock; and


     - the surplus assets of Marvell, subject to the rights of the preferred stock and after payment of all debts and liabilities in the event of a winding-up, dissolution or liquidation of Marvell.


     The holders of Marvell's common stock do not have preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions.


     Israeli Companies Law and Galileo Articles of Association. All Galileo shareholders hold ordinary shares. Under the Companies Law, holders of ordinary shares of Galileo are entitled to:



     - one vote per share in any annual general meeting or extraordinary general meeting of the shareholders of Galileo;



     - dividends when and if declared by the board of directors; and



     - the surplus assets of Galileo, subject to the rights of secured creditors and satisfaction in full of claims of creditors in the manner provided in the Companies Ordinance (New Version), on a pro-rata basis, in the event of a winding up or a liquidation of Galileo.


DIVIDENDS

     Bermuda Companies Act and Marvell Governing Documents. Under the Bermuda Companies Act, a company can declare or pay a dividend or make a distribution out of contributed surplus, unless:

     - the company would not be able to pay its debts as they become due; or

     - the realizable value of the company's total assets would become less than the aggregate of its liabilities and its issued share capital and share premium accounts.

     The board of directors may, subject to the bye-laws and the Bermuda Companies Act, declare a dividend to its shareholders in proportion to the number of shares they hold. Such dividend may be paid in cash or wholly or partially in specie, in which case the board of directors may fix the value of any assets for distribution in specie. No unpaid dividend can bear interest.

     Israeli Companies Law and Galileo Articles of Association. Under the Companies Law, a company can declare or pay a dividend or make a distribution either out of its aggregate retained earnings, or its earnings derived during the two most recent fiscal years, whichever is higher. However, a company may not pay dividends out of the above earnings unless its board of directors determines that it has no reasonable doubt as to the company's ability to pay its debts as they become due. Under the Companies Law, the declaration of dividends does not require the approval of a company's shareholders, unless the company's articles of association require otherwise. In accordance with Galileo's Articles of Association, its board of directors may declare an interim dividend without obtaining prior shareholder consent. However, a final dividend requires shareholder approval.

VOTING RIGHTS

     Bermuda Companies Act and Marvell Governing Documents. Unless a company's bye-laws provide otherwise, under Bermuda law, questions brought before a general meeting of shareholders are decided by the vote of a majority of the shareholders present at the meeting. Each shareholder has one vote regardless of the number of shares he or she holds, unless a poll is requested. If a poll is requested, each shareholder present in person or by proxy has one vote for each share held. A poll may be requested by:

     - the chairman of the meeting;

     - at least three shareholders present in person or by proxy;

     - any shareholders present in person or represented by proxy and holding among them not less than one-tenth of the total voting rights of all the shareholders having the right to vote; or

     - any shareholders present in person or represented by proxy, if the total amount paid up on those shares is equal to at least one-tenth of the total sum paid up on all shares conferring the right to vote at the meeting.

     Marvell's Bye-laws provide that the holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock into which his or her shares of preferred stock could be converted at the record date for determination of the shareholders entitled to vote on such matters. Such votes are counted together with all other shares of stock of Marvell and not separately as a class.

     Israeli Companies Law and Galileo Articles of Association. Unless a company's articles of association or applicable law provide otherwise, under the Companies Law, each shareholder has one vote for each share he or she holds, and generally all matters brought before a general meeting of shareholders of a company are decided by the majority of the shares present and voting at the meeting. Galileo's Articles of Association generally provide that all shareholder resolutions must be approved by a majority of the shares present and voting at the meeting, subject to applicable law. However, for companies incorporated before February 1, 2000, such as Galileo, some resolutions, including resolutions to amend a company's articles of association or to effect a merger, require the approval of 75% or more of the shares present and voting at the meeting.


     Under the Companies Law, a shareholder has a duty to act in a good faith towards the company and the other shareholders and to refrain from abusing his or her power when voting his or her shares on matters brought before the general meeting, including those in connection with:


     - any amendment to the articles of association;

     - a merger;

     - any increase in the company's authorized share capital; and

     - approval of certain related party transactions.

A shareholder has a general duty to refrain from depriving other shareholders of their rights. Any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote, and any shareholder that under the provisions of a company's articles of association has the power to appoint an office holder of the company, is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

MEETINGS OF SHAREHOLDERS

     Bermuda Companies Act and Marvell Governing Documents. Under the Bermuda Companies Act, a company is required to convene at least one general shareholders' meeting per calendar year. The Companies Act provides that a special general meeting can be called by the board of directors or upon the request of shareholders holding not less than 10% of the paid-up capital of the company having the right to vote. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission of notice to any person does not invalidate the proceedings at such meeting. Marvell's Bye-laws require at least five days' notice be given to each shareholder of the annual general meeting and of any special general meeting.

     Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. Marvell's Bye-laws provide that two persons continuously present in person and representing in person or by proxy more than 50% of the total issued voting shares of Marvell constitutes a quorum.

     Israeli Companies Law and Galileo Articles of Association. Under the Companies Law, a company is required to convene an annual general shareholders meeting once in every calendar year and not later than fifteen months after the last annual general shareholders meeting. The Companies Law provides that, for a publicly traded company, an extraordinary general meeting must be convened by the board of directors upon the request of: (1) the board of directors, (2) two directors or 25% or more of the directors, (3) one or more shareholders holding at least 5% of the company's issued share capital and 1% or more of the voting rights or (4) one or more shareholders holding at least 5% of the company's voting rights.

     Under Galileo's Articles of Association, two shareholders holding at least 60% of the voting power of Galileo present at a general meeting, either in person or by proxy, constitute a quorum. If a quorum is not present within half an hour after the time a general meeting is scheduled to commence, the meeting will automatically be adjourned to the same day one week later at the same time and place or to another day, time and place as the board of Galileo may determine by notice to the shareholders. At the adjourned meeting, the necessary quorum will be two shareholders present in person or by proxy and holding at least 34% of the Galileo voting power.

ADVANCE NOTICE PROVISIONS

     Bermuda Companies Act and Marvell Governing Documents. Marvell's Bye-laws require not less than 60 nor more than 90 days advance notice in writing for the nomination of candidates for election as directors, as well as any other proposals, statements or resolutions to be put forward by the shareholders for consideration at an annual general meeting or special general meeting. The notice of a proposal for an annual general meeting must be received by Marvell not less than 60 nor more than 90 days prior to the anniversary of the prior year's annual general meeting.

     Israeli Companies Law and Galileo Articles of Association. Under the Companies Law, a shareholder holding 1% or more of a company's voting power may ask the company's board to include a proposal in the agenda of the company's next general meeting, provided the proposal is appropriate to the general meeting.

SHAREHOLDERS APPROVAL OF CERTAIN TRANSACTIONS

     Bermuda Companies Act and Marvell Governing Documents. Marvell's Bye-laws require that any scheme of arrangement, reconciliation, amalgamation, takeover or similar business combination involving Marvell or any of its subsidiaries and any other person require the approval of the shareholders by special resolution. A special resolution is a resolution which must be approved by both (1) not less than 66 2/3% of the votes cast by shareholders voting in person or by proxy and
(2) not less than 66 2/3% in number of the record shareholders present or by proxy at a general meeting of which not less than 21 day's notice has been given. When shares are held by members of another entity and such persons act together, or when shares are held by or for a group of shareholders who act together, such persons are considered to be one shareholder.

     The Marvell Bye-laws further provide that Marvell may increase, alter, reduce or change the currency denomination of its share capital only by resolution of the shareholders.

     Israeli Companies Law and Galileo Articles of Association. The Companies Law requires that certain related-party transactions which qualify under the Companies Law as "extraordinary transactions" be approved by a general meeting of the shareholders. Extraordinary transactions include transactions which (1) are not in the ordinary course of business, (2) are not made on fair market terms, or (3) may materially affect a company's profits, assets or liabilities.

SHAREHOLDER PROPOSALS AND ACTION BY WRITTEN CONSENT

     Bermuda Companies Act and Marvell Governing Documents. Marvell's Bye-laws provide that anything which may be done by resolution of the company at a general meeting or by resolution of the shareholders at a general meeting may be done without a meeting and any previous notice by resolution in writing signed by all the shareholders who at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

     However, a written resolution of the shareholders may not be used to remove any auditor before the expiration of his or her term of office or for the purpose of removing a director before the expiration of his or her term of office.


     Israeli Companies Law and the Galileo Articles of Association. The Companies Law does not expressly allow public companies such as Galileo to act by written consent of the company's shareholders in lieu of a general meeting.


ELECTION OR REMOVAL OF DIRECTORS

     Bermuda Companies Act and Marvell Governing Documents. Marvell's Bye-laws provide that its board of directors must have no less than two directors. The Bye-laws provide for a classified board. Marvell's board of directors is divided into three classes, with each class of directors elected for a period of three years or until their successors are elected or appointed. Marvell's directors may only be removed by its shareholders for cause at a special general meeting of the shareholders called for the purpose of removing the director. The resolution removing the director must be passed by special resolution of the shareholders. No more than one-third of the directors of Marvell can be removed at any general meeting.

     Israeli Companies Law and Galileo Articles of Association. Galileo's Articles of Association provide that its board of directors must have no less than three and no more than eleven directors. Directors are elected and replaced by a majority vote at the general meeting of Galileo shareholders. At each annual general meeting of Galileo shareholders, the appointment of all directors who were appointed prior to the meeting expires. Galileo's board of directors or the shareholders at a general meeting may appoint any person as a director to fill a vacated seat. The appointed director remains in office until Galileo's next annual general meeting. The Companies Law requires every publicly traded company, such as Galileo, to appoint two external directors.

AMENDMENT OF GOVERNING DOCUMENTS

     Bermuda Companies Act and Marvell Governing Documents. Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders after due notice has been given. Amendments to the memorandum of association, other than amendments altering or reducing a company's share capital, require the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. The directors may amend the bye-laws, but the amendment must be approved by the shareholders at a general meeting.

     Under the Bermuda Companies Act, the holders of a total of at least 20% in par value of any class of a company's issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment altering or reducing a company's share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda courts. An application for annulment of any amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company's memorandum is passed, and may be made on behalf of the persons entitled to make the application by one or more persons appointed in writing for that purpose. Persons voting in favor of the amendment may not make an application for annulment. The Bermuda Companies Act does not specify the grounds on which an annulment would be granted.

     Marvell's Bye-laws provide that no bye-law can be rescinded, altered or amended and no bye-law can be made until the action has been approved by a resolution of the board of directors of Marvell and by a special resolution of its shareholders.

     Israeli Companies Law and Galileo Articles of Association. The Companies Law provides that a company incorporated after February 1, 2000 may amend its articles of association by a majority vote at its general meeting, unless otherwise specified in the company's articles of association. Companies formed prior to February 1, 2000, such as Galileo, may amend their articles of association by a shareholders resolution approved by 75% or more of the shares present and voting, unless otherwise determined in its articles of association. Certain changes to a company's articles of association, such as a change in a company's name or objectives, are subject to approval by the Israeli Companies Registrar.

APPRAISAL RIGHTS, SHAREHOLDER SUITS AND LIABILITY AND INDEMNIFICATION OF
DIRECTORS

     Bermuda Companies Act and Marvell Governing Documents. Under Bermuda law, if two companies consolidate or amalgamate, a shareholder who is not satisfied that fair value has been offered for his or her shares may apply to the Bermuda courts to appraise the fair value of his or her shares. The amalgamation of a company with another company requires the approval of the amalgamation agreement by the board of directors and by the shareholders.

     Class actions and derivative actions are not available to shareholders under Bermuda law except in the circumstances described below. The Bermuda courts would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to:

     - be beyond the corporate power of the company;

     - be illegal;

     - violate the company's memorandum of association or bye-laws;

     - involve the fraud or dishonesty of a director or officer;

     - be a fraud against the minority shareholders; or

     - be a corporate act which requires the approval of a greater percentage of the company's shareholders than those who actually approved it.

     When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, one or more shareholders may apply to the Bermuda courts for an order from the court with a view to bringing the matters complained of to an end. The court may order the regulation of the company's conduct of its affairs in the future or order the purchase of the shares of any shareholder by the company or any other shareholder.

     Claims other than those involving the fraud or dishonesty of a director or officer may be asserted against Marvell, but not against its officers and directors because of the waiver of these claims contained in Marvell's Bye-laws. However, claims arising under the United States federal securities laws may be asserted against Marvell and its officers and directors. For a description of the risks associated with asserting claims against Marvell or its directors and officers, see the discussion in the "Risk Factors" section of this joint proxy statement/prospectus.

     Israeli Companies Law and Galileo Articles of Association. Under Israeli law, holders of Galileo ordinary shares are not entitled to appraisal rights. Under the Companies Law, a shareholder may apply to an Israeli district court to recognize his or her individual claim against the company as a class action which, if approved, will include a class of shareholders determined by the court. The court has the authority to designate such action as a "class action" if certain criteria are met, including good faith by the plaintiff. The plaintiff in a class action may request the Israeli Securities Authority to bear his or her legal expenses, and may be awarded damages exceeding his or her pro rata portion of the entire award.

     Under the Companies Law, a shareholder or a director may apply to the court to commence a derivative action in the name of a company to remedy a wrong done to the company, after giving notice to the company. A derivative action has to be approved by the court, and is subject to certain criteria, including that the shareholder has good faith towards the company, and that the action itself and the manner the action is conducted benefits the company. Under the Companies Law, a shareholder or a director in specified circumstances may apply to the court to assume a defense in the name of the company.

     Under the Companies Law, a company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may, under certain circumstances, exempt an office holder in advance from his or her liability to the company for a breach of his or her duty of care, provided the company's articles of association expressly permit such exemption.

ANTI-TAKEOVER PROVISIONS

     Bermuda Companies Act and Marvell Governing Documents. The effect of the anti-takeover provisions in Marvell's Bye-laws is to delay, defer or discourage another person from acquiring control of Marvell. Pursuant to these provisions:

          - approval by special resolution of Marvell shareholders is required to adopt, amend or repeal Marvell's Bye-laws regarding the election and removal of directors;

          - shareholders may only fill vacancies on the board of directors when no quorum of directors remains;

          - the board of directors is divided into three classes, each serving staggered three year terms, which results in only one class of directors being elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective terms;

          - directors may only be removed for cause, and then only by special resolution of Marvell shareholders; and

          - officers and directors are indemnified against losses that they may incur in investigations and legal proceedings resulting from their services to the company, which may include services in connection with takeover defense measures.

     Israeli Companies Law and Galileo Articles of Association. The Companies Law provides that an acquisition of shares of a public company on the open market must be made by means of a tender offer:

     - if as a result of the acquisition the purchaser would become a holder of shares entitling the purchaser to 25% of the voting rights in the company and there are no other holders of shares entitled to 25% of the voting rights in the company; or

     - if there is already a holder of shares entitled to 25% of the voting rights in the company, if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company's shares and there is no other majority shareholder in the company.

     In addition, under the Companies Law, an acquisition may not be made other than through a tender offer to acquire all of the shares or class of shares, if following an acquisition of shares the purchaser would hold more than 90% of a company's shares or class of shares.

                             ADDITIONAL INFORMATION

LEGAL MATTERS

     Conyers Dill & Pearman, Bermuda, will pass upon the validity of the Marvell common stock to be issued in connection with the merger.

EXPERTS

     The consolidated financial statements of Marvell, as of January 31, 2000 and 1999 and for each of the three years in the period ended January 31, 2000, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Galileo Technology Ltd. appearing in Galileo Technology Ltd.'s Annual Report on Form 20-F for the year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth thereon in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

     Galileo will hold a 2000 annual meeting of shareholders only if the merger is not completed before March 31, 2001, although Galileo would have been required to hold such a meeting in November 2000 had the merger agreement not been entered into.

     If the merger is consummated, the first annual meeting of the shareholders of Marvell after such consummation is expected to be held on or about June 30, 2001.

     If any Marvell shareholder intends to present a proposal at the 2001 Marvell annual meeting and wishes to have that proposal considered for inclusion in the proxy materials for the meeting, the shareholder must have submitted the proposal to the Secretary of Marvell in writing so as to be received at the executive offices of Marvell by February 10, 2001. Such proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to shareholders' proposals.

OTHER MATTERS


     As of the date of this joint proxy statement/prospectus, neither Marvell's nor Galileo's board of directors knows of any matters that will be presented for consideration at their respective shareholders meetings other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Marvell special general meeting or the Galileo extraordinary general meeting or any adjournment or postponement of the respective meeting and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies in the enclosed proxies to vote the shares represented by those proxies as to any such matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of Marvell's management or Galileo's management, as the case may be.


                      WHERE YOU CAN FIND MORE INFORMATION

     Marvell has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act, that registers the shares of Marvell common stock to be issued in exchange for shares of Galileo in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Marvell and its capital stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this joint proxy statement/prospectus.

     In addition, Marvell, since June 30, 2000, and Galileo file annual, quarterly and special reports and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy any of these filings at the following public reference rooms and locations of the Securities and Exchange Commission:

     Public Reference Room         New York Regional Office         Chicago Regional Office
    450 Fifth Street, N.W.           7 World Trade Center           500 West Madison Street
           Room 1024                      Suite 1300                      Suite 1400
    Washington, D.C. 20549         New York, New York 10048      Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     The Securities and Exchange Commission also maintains an Internet website that contains reports and other information about issuers, like Marvell and Galileo, who file electronically with the Securities and Exchange Commission. The address of that website is www.sec.gov.

     THE SECURITIES AND EXCHANGE COMMISSION ALLOWS MARVELL TO ENCLOSE INFORMATION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS AND ALLOWS GALILEO TO INCORPORATE BY REFERENCE INFORMATION INTO THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS MEANS THAT GALILEO CAN DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION TO YOU BY REFERRING YOU TO ANOTHER DOCUMENT FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION AND THAT MARVELL CAN SIMILARLY DISCLOSE IMPORTANT BUSINESS AND FINANCIAL INFORMATION VIA ATTACHMENTS TO THIS JOINT PROXY STATEMENT/PROSPECTUS. SUCH INFORMATION IS CONSIDERED TO BE A PART OF THIS JOINT PROXY STATEMENT/PROSPECTUS, EXCEPT FOR ANY INFORMATION THAT IS SUPERSEDED BY INFORMATION THAT IS INCLUDED DIRECTLY IN THIS DOCUMENT.

     This joint proxy statement/prospectus incorporates by reference the documents listed below for Galileo that have been previously filed with the Securities and Exchange Commission. These documents contain important information about Galileo and its financial condition.


                    GALILEO SEC FILINGS                                   PERIOD
                    -------------------                                   ------
Annual Report on Form 20-F..................................  Year ended December 31, 1999
Reports on Form 6-K.........................................  For the quarters ended March
                                                              31, 2000, June 30, 2000 and
                                                              September 30, 2000
Report on Form 6-K..........................................  Filed: October 17, 2000


     Galileo incorporates by reference additional documents that it may file with the Securities and Exchange Commission between the date of this joint proxy statement/prospectus and the date of the Galileo extraordinary general meeting.

     Marvell has supplied all information contained in this joint proxy statement/prospectus relating to Marvell, Galileo has supplied all information contained or incorporated by reference relating to Galileo, and both companies have supplied the pro forma financial information.

     We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/ prospectus or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

     This joint proxy statement/prospectus incorporates important business and financial information about Galileo from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Galileo at the following location:


                           Galileo Investor Relations

                               142 Charcot Avenue
                           San Jose, California 95131
                                 (408) 367-1400

     If you request any incorporated documents from Galileo, we will mail them to you by first class mail, or another equally prompt means, promptly after we receive your request. TO ENSURE TIMELY DELIVERY, WE SUGGEST YOU REQUEST THE INFORMATION AT LEAST FIVE BUSINESS DAYS BEFORE THE DATE YOU MUST MAKE YOUR INVESTMENT DECISION.

     You can also obtain any of the documents incorporated by reference in this document through Galileo or from the Securities and Exchange Commission through the Securities and Exchange Commission's website at the address given above.

                                                                        APPENDIX
A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              AGREEMENT OF MERGER

                          DATED AS OF OCTOBER 16, 2000

                                     AMONG

                         MARVELL TECHNOLOGY GROUP LTD.,
                            GALILEO TECHNOLOGY LTD.
                                      AND

                           TOSHACK ACQUISITIONS LTD.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
ARTICLE 1  THE MERGER........................................................   A-1
  Section 1.1.   The Merger..................................................   A-1
  Section 1.2.   Effective Time..............................................   A-2
  Section 1.3.   Closing of the Merger.......................................   A-2
  Section 1.4.   Conversion of Shares........................................   A-2
  Section 1.5.   Exchange of Certificates....................................   A-2
  Section 1.6.   Stock Options...............................................   A-4
ARTICLE 2  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................   A-5
  Section 2.1.   Organization and Qualification; Subsidiaries; Investments...   A-5
  Section 2.2.   Capitalization of the Company and its Subsidiaries..........   A-5
  Section 2.3.   Authority Relative to this Agreement; Recommendation........   A-6
  Section 2.4.   SEC Reports; Financial Statements...........................   A-7
  Section 2.5.   Information Supplied........................................   A-8
  Section 2.6.   Consents and Approvals; No Violations.......................   A-8
  Section 2.7.   No Default..................................................   A-9
  Section 2.8.   No Undisclosed Liabilities; Absence of Changes..............   A-9
  Section 2.9.   Litigation..................................................  A-10
  Section 2.10.  Compliance with Applicable Law..............................  A-10
  Section 2.11.  Foundry Relationships.......................................  A-11
  Section 2.12.  Environmental Laws and Regulations..........................  A-11
  Section 2.13.  Taxes.......................................................  A-12
  Section 2.14.  Intellectual Property.......................................  A-13
  Section 2.15.  Insurance...................................................  A-15
  Section 2.16.  Certain Business Practices..................................  A-15
  Section 2.17.  Title to Properties.........................................  A-15
  Section 2.18.  Product Warranties..........................................  A-16
  Section 2.19.  Suppliers and Customers.....................................  A-16
  Section 2.20.  Grants, Incentives and Subsidies............................  A-16
  Section 2.21.  Opinion of Financial Adviser................................  A-16
  Section 2.22.  Affiliates..................................................  A-16
  Section 2.23.  Brokers.....................................................  A-16
  Section 2.24.  Employee Benefits...........................................  A-17
  Section 2.25.  Labor and Employment Matters................................  A-19
ARTICLE 3  REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION..........
                                                                               A-20
  Section 3.1.   Organization................................................  A-20
  Section 3.2.   Capitalization of Parent and its Subsidiaries...............  A-20
  Section 3.3.   Authority Relative to this Agreement........................  A-21
  Section 3.4.   SEC Reports; Financial Statements...........................  A-21
  Section 3.5.   Information Supplied........................................  A-22
  Section 3.6.   Consents and Approvals; No Violations.......................  A-22
  Section 3.7.   Litigation..................................................  A-23
  Section 3.8.   No Default..................................................  A-23
  Section 3.9.   Opinion of Financial Advisor................................  A-23
  Section 3.10.  Brokers.....................................................  A-23
  Section 3.11.  No Prior Activities.........................................  A-23
  Section 3.12.  No Undisclosed Liabilities; Absence of Changes..............  A-23
  Section 3.13.  Compliance with Applicable Law..............................  A-23
  Section 3.14.  Affiliates..................................................  A-24

                                                                               PAGE
                                                                               ----
  Section 3.15.  Intellectual Property.......................................  A-24
  Section 3.16.  Environmental Laws and Regulations..........................  A-26
  Section 3.17.  Taxes.......................................................  A-26
  Section 3.18.  Employee Benefits...........................................  A-27
  Section 3.19.  Certain Business Practices..................................  A-28
ARTICLE 4  COVENANTS.........................................................  A-28
  Section 4.1.   Conduct of Business of the Company..........................  A-28
  Section 4.2.   Conduct of Business of Parent...............................  A-30
  Section 4.3.   Merger Proposal; Shareholders' Meetings; Preparation of Form
                 S-4 and the Proxy Statement.................................  A-31
  Section 4.4.   Other Potential Acquirers...................................  A-32
  Section 4.5.   Israeli Approvals...........................................  A-34
  Section 4.6.   Israeli Income Tax Ruling...................................  A-35
  Section 4.7.   Israeli Securities Law Exemption............................  A-35
  Section 4.8.   Nasdaq National Market......................................  A-35
  Section 4.9.   Access to Information.......................................  A-35
  Section 4.10.  Certain Filings; Reasonable Best Efforts....................  A-36
  Section 4.11.  Public Announcements........................................  A-37
  Section 4.12.  Indemnification and Directors' and Officers' Insurance......  A-37
  Section 4.13.  Notification of Certain Matters.............................  A-38
  Section 4.14.  Affiliates; Tax Representations.............................  A-38
  Section 4.15.  Additions to and Modification of Disclosure Schedules.......  A-38
  Section 4.16.  Parent Board of Directors...................................  A-38
  Section 4.17.  Certain Employee Matters....................................  A-39
ARTICLE 5  CONDITIONS TO CONSUMMATION OF THE MERGER..........................  A-39
  Section 5.1.   Conditions to Each Party's Obligations to Effect the
                 Merger......................................................  A-39
  Section 5.2.   Conditions to the Obligations of the Company................  A-40
  Section 5.3.   Conditions to the Obligations of Parent and Acquisition.....  A-40
ARTICLE 6  TERMINATION; AMENDMENT; WAIVER....................................  A-41
  Section 6.1.   Termination.................................................  A-41
  Section 6.2.   Effect of Termination.......................................  A-42
  Section 6.3.   Fees and Expenses...........................................  A-42
  Section 6.4.   Amendment...................................................  A-44
  Section 6.5.   Extension; Waiver...........................................  A-44
ARTICLE 7  MISCELLANEOUS.....................................................  A-44
  Section 7.1.   Nonsurvival of Representations and Warranties...............  A-44
  Section 7.2.   Entire Agreement; Assignment................................  A-44
  Section 7.3.   Validity....................................................  A-45
  Section 7.4.   Notices.....................................................  A-45
  Section 7.5.   Governing Law and Venue; Waiver of Jury Trial...............  A-46
  Section 7.6.   Descriptive Headings........................................  A-47
  Section 7.7.   Parties in Interest.........................................  A-47
  Section 7.8.   Certain Definitions.........................................  A-47
  Section 7.9.   Personal Liability..........................................  A-48
  Section 7.10.  Specific Performance........................................  A-48
  Section 7.11.  Counterparts................................................  A-48

                               TABLE OF EXHIBITS

Exhibit A.....................  Form of Stock Option Agreement
Exhibit B.....................  Form of Irrevocable Proxy
Exhibit C.....................  Form of Parent Voting Agreement
Exhibit D.....................  [Intentionally omitted]
Exhibit E-1...................  Form of Representations related to Tax Matters of the
                                Company
Exhibit E-2...................  Form of Representations related to Tax Matters of Parent and
                                Acquisition


      [Forms intentionally omitted from joint proxy statement/prospectus]

                             TABLE OF DEFINED TERMS

                                                                CROSS REFERENCE
                            TERM                                  IN AGREEMENT        PAGE
                            ----                              --------------------   ------
Acquisition Preamble........................................                              1
Affiliate...................................................  Section 7.8(a)             62
Agreement Preamble..........................................                              1
Applicable Law..............................................  Section 7.8(b)             62
Business Day................................................  Section 7.8(c)             62
Capital Stock...............................................  Section 7.8(d)             62
Certificates................................................  Section 1.5(b)              3
Claims......................................................  Section 3.16               34
Closing Date................................................  Section 1.3                 2
Closing.....................................................  Section 1.3                 2
Companies Law...............................................  Section 1.1                 2
Company Affiliates..........................................  Section 2.22               22
Company Approval Matters....................................  Section 4.3(b)             41
Company Board...............................................  Section 2.3(a)              8
Company Disclosure Schedule.................................  Article 2                   6
Company Employee Plan.......................................  Section 2.24(a)(iii)       22
Company Financial Adviser...................................  Section 2.21               22
Company Permits.............................................  Section 2.10               14
Company Plans...............................................  Section 1.6(a)              5
Company Preamble............................................                              1
Company Property............................................  Section 2.12               14
Company SEC Reports.........................................  Section 2.4(a)              9
Company Securities..........................................  Section 2.2(a)              7
Company Shareholder Meeting.................................  Section 2.5                10
Company Stock Option(s).....................................  Section 1.6(a)              5
Copyrights..................................................  Section 2.14(a)            17
DOL.........................................................  Section 2.24(b)            23
Effect of Transaction.......................................  Section 3.18(e)            36
Effective Time..............................................  Section 1.2                 2
Employee Agreement..........................................  Section 2.24(a)(vi)        22
Employee Plan Compliance....................................  Section 3.18(c)            36
Employee Plan...............................................  Section 2.24(a)(iv)        22
Employee Plans..............................................  Section 3.18(b)            35
Employee....................................................  Section 2.24(a)(v)         22
Environmental Claims........................................  Section 2.12               15
Environmental Claims........................................  Section 3.16               34
Environmental Law...........................................  Section 2.12               15
Environmental Law...........................................  Section 3.16               34
ERISA Affiliate.............................................  Section 2.24(a)(ii)        22
ERISA.......................................................  Section 2.24(a)(i)         22
Excess Parachute Payment....................................  Section 2.24(f)(2)         24
Exchange Act................................................  Section 2.2(c)              8
Exchange Agent..............................................  Section 1.5(a)              3
Exchange Fund...............................................  Section 1.5(a)              3
Exchange Ratio..............................................  Section 1.4(b)              3
Final Date..................................................  Section 6.1(b)             55
Foreign Plan................................................  Section 2.24(k)            24
Foreign Plan................................................  Section 3.18(k)            36
Foreign Plans...............................................  Section 3.18(f)            36

                                                                CROSS REFERENCE
                            TERM                                  IN AGREEMENT        PAGE
                            ----                              --------------------   ------
Form S-4....................................................  Section 2.5                10
Governmental Entity.........................................  Section 2.6(a)             11
Hazardous Materials.........................................  Section 2.12               14
Hazardous Materials.........................................  Section 3.16               34
HSR Act.....................................................  Section 2.6(a)             10
Inbound License Agreements..................................  Section 2.14(e)            18
Incentive Stock Options (ISOs)..............................  Section 1.6(a)              6
Include (including).........................................  Section 7.8(f)             62
Indemnified Liabilities.....................................  Section 4.12(a)            49
Indemnified Persons.........................................  Section 4.12(a)            48
Insured Parties.............................................  Section 4.12(c)            50
Intellectual Property.......................................  Section 2.14(a)            17
IRS.........................................................  Section 2.24(a)(vii)       23
Israeli Income Tax Ruling...................................  Section 4.6                46
Israeli Securities Exemption................................  Section 4.7                46
Knowledge or Known..........................................  Section 7.8(e)             62
License Agreements..........................................  Section 2.14(e)            18
Lien........................................................  Section 2.2(b)              8
Material Adverse Effect.....................................  Section 7.8(g)             62
Merger Consideration........................................  Section 1.4(a)              3
Merger Proposal.............................................  Section 4.3(a)             41
Merger......................................................  Section 1.1                 2
Notice of Superior Proposal.................................  Section 4.4(b)             44
OCS.........................................................  Section 2.6(a)             10
Opinion of Parent Financial Advisor.........................  Section 3.9                30
Other Interests.............................................  Section 2.1(c               7
Outbound License Agreements.................................  Section 2.14(e)            18
Parent Affiliates...........................................  Section 3.14               31
Parent Approval Matters.....................................  Section 4.3(c)             42
Parent Bye-Laws.............................................  Section 3.3(c)             27
Parent Common Stock.........................................  Section 3.2(a)             26
Parent Common Stock.........................................  Section 1.4(a)              3
Parent Employee Plan........................................  Section 3.18(a)(i)         35
Parent Financial Advisor....................................  Section 3.9                30
Parent Permits..............................................  Section 3.13               31
Parent Preamble.............................................                              1
Parent Property.............................................  Section 3.16               34
Parent Requisite Vote.......................................  Section 3.3(c)             28
Parent SEC Reports..........................................  Section 3.4(a)             28
Parent Special Meeting......................................  Section 4.3(c)             42
Patents.....................................................  Section 2.14(a)            17
Pension Plans...............................................  Section 3.18(d)            36
Person......................................................  Section 7.8(h)             63
Prohibited Transaction......................................  Section 2.24(c)            23
Prohibited Transaction......................................  Section 3.18(c)            36
Proxy Statement.............................................  Section 4.3(d)             42
Release.....................................................  Section 2.12               15
Release.....................................................  Section 3.16               34
SEC.........................................................  Section 2.4(a)              9
Securities Act..............................................  Section 2.4(a)              9
Share(s)....................................................  Section 1.4(a)              2

                                                                CROSS REFERENCE
                            TERM                                  IN AGREEMENT        PAGE
                            ----                              --------------------   ------
Shareholder Approval Notice.................................  Section 4.3(b)             42
Shareholder Approval Notices................................  Section 1.2                 2
Software....................................................  Section 2.14(l), 20        33
Stock Option Agreement......................................  Section 2.3(a)              8
Subsidiary or subsidiaries..................................  Section 7.8(i)             63
Superior Proposal...........................................  Section 4.4(c)             44
Supply Contracts............................................  Section 2.11               14
Surviving Corporation.......................................  Section 1.1                 2
Tax or Taxes................................................  Section 2.13(a)(i)         15
Tax Return..................................................  Section 2.13(a)(ii)        16
Third Party Acquisition.....................................  Section 4.4(c)         44, 57
Third Party.................................................  Section 4.4(c)         44, 57
Trade Secrets...............................................  Section 2.14(a)            17
Trademarks..................................................  Section 2.14(a)            17

                              AGREEMENT OF MERGER

     THIS AGREEMENT OF MERGER (this "Agreement") dated as of October 16, 2000, is by and among GALILEO TECHNOLOGY LTD., an Israeli corporation (the "Company"), MARVELL TECHNOLOGY GROUP LTD., a Bermuda corporation ("Parent"), and TOSHACK ACQUISITIONS LTD., an Israeli corporation and a direct wholly-owned subsidiary of Parent ("Acquisition"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in Section 7.8 of this Agreement.

     WHEREAS, Parent, the Company and Acquisition intend to effect a Merger (as defined below) of Acquisition into the Company in accordance with this Agreement and the Israeli Companies Law-5759-1999 (the "Companies Law") pursuant to which Acquisition will cease to exist, and the Company will become a wholly-owned subsidiary of Parent;

     WHEREAS, the Boards of Directors of the Company, Parent and Acquisition have each (i) determined that the Merger is advisable and fair and in the best interests of their respective companies and shareholders and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, the Merger is intended to constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code (as defined below);

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, Parent and the Company have entered into a Stock Option Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the "Stock Option Agreement"), pursuant to which the Company has granted to Parent an option to purchase ordinary shares of the Company under certain circumstances;

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Parent's willingness to enter into this Agreement, certain shareholders of the Company have entered into an Irrevocable Proxy, dated as of the date of this Agreement, in the form attached hereto as Exhibit B, pursuant to which such shareholders have directed the proxyholder to vote all voting securities of the Company beneficially owned by them in favor of approval and adoption of this Agreement and the Merger; and

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, certain shareholders of Parent have entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit C, pursuant to which such shareholders have agreed to vote all voting securities of Parent beneficially owned by them in favor of approval and adoption of this Agreement and the Merger.

     NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Acquisition hereby agree as follows:

                                   ARTICLE 1

                                   THE MERGER

     SECTION 1.1. The Merger. At the Effective Time (as defined below) and upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law, Acquisition (as the target company (Chevrat Ha 'Ya'ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha 'Koletet)) (the "Merger"). Following the Merger, the Company (a) shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Acquisition shall cease, (b) shall be governed by the laws of the State of Israel, (c) shall maintain a registered office in the State of Israel, and (d) shall succeed to and assume all of the rights, properties and obligations of Acquisition and the Company in accordance with the Companies Law. Parent, as the sole shareholder of Acquisition, hereby undertakes to approve the Merger and this Agreement at the general shareholders meeting of Acquisition.

     SECTION 1.2. Effective Time. The Merger shall become effective after the delivery of shareholder approval notices (the "Shareholder Approval Notices") of both the Company and Acquisition to the Companies Registrar and upon the issuance of a certificate of merger by the Companies Registrar in accordance with Section 323(5) of the Companies Law after the expiration of the 70 day waiting period set forth in such Section 323 (the "Effective Time"). The parties agree to deliver the Shareholder Approval Notices to the Companies Registrar in accordance with the Companies Law on or before the Closing Date (as defined below) so that the certificate of merger may issue on the Closing Date.

     SECTION 1.3. Closing of the Merger. The closing of the Merger (the "Closing") will take place at a time and on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver) of the latest to occur of the conditions set forth in Article 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California 94304, unless another time, date or place is agreed to in writing by the parties hereto.

     SECTION 1.4. Conversion of Shares.

     (a) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Acquisition, or any shareholder of Parent, Company and Acquisition, each ordinary share of the Company, par value NIS 0.01 per share (individually a "Share" and collectively the "Shares"), issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury and (ii) Shares held by Parent or Acquisition) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be exchanged into and shall become a number of fully paid and nonassessable shares of common stock, par value $0.002 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined below) (the "Merger Consideration"). Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Shares shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

     (b) The "Exchange Ratio" shall be 0.674.

     (c) At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Acquisition, or any shareholder of Parent, the Company and Acquisition, each outstanding ordinary share of Acquisition shall be converted into one ordinary share of the Surviving Corporation and shall be registered in the name of Parent in the shareholders register of the Surviving Corporation.

     (d) At the Effective Time, each Share held in the treasury of the Company and each Share held by Parent and Acquisition immediately prior to the Effective Time shall remain outstanding, shall not be exchanged under Section 1.4(a) and no shares of Parent Common Stock shall be delivered with respect thereto.

     SECTION 1.5. Exchange of Certificates.

     (a) At the Effective Time, Parent shall deliver to its transfer agent, or a depository or trust institution of recognized standing selected by Parent and Acquisition and reasonably acceptable to the Company (the "Exchange Agent") for the benefit of the holders of Shares for exchange in accordance with this
Article I: (i) certificates representing the appropriate number of shares of Parent Common Stock issuable pursuant to Section 1.4; and (ii) cash to be paid in lieu of fractional shares of Parent Common Stock (such shares of Parent Common Stock and such cash are hereinafter referred to as the "Exchange Fund"), in exchange for outstanding Shares.

     (b) As soon as reasonably practicable after the Effective Time (but not later than five business days thereafter), the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (the "Certificates") and whose Shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.4: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock and, if applicable, a check representing the cash consideration to which such holder may be entitled on account of a fractional share of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article I, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.5, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Section 1.5.

     (c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.5(f), until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of Applicable Law, following surrender of any such Certificate there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor without interest (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.5(f) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of Parent Common Stock and (ii) at the appropriate payment date the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender that is payable with respect to such whole shares of Parent Common Stock.

     (d) In the event that any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange therefor upon the making of an affidavit of that fact by the holder thereof such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent or the Exchange Agent may, in its reasonable discretion, require the delivery of a suitable bond or indemnity against any claim that may be made against it with respect to such Certificate.

     (e) All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms hereof and any cash paid pursuant to Section 1.5(c) or 1.5(f) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares; subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the date hereof that remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time, other than transfers by Parent. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

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     (f) No fractions of a share of Parent Common Stock shall be issued in the
Merger but in lieu thereof each holder of Shares otherwise entitled to a fraction of a share of Parent Common Stock shall upon surrender of his or her Certificate or Certificates be entitled to receive an amount of cash (without interest) determined by multiplying the closing price for a share of Parent Common Stock on the Nasdaq National Market (as reported in the New York City edition of the Wall Street Journal or, if not reported thereby, another nationally recognized source) on the date of the Effective Time by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

     (g) Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company upon the expiration of three hundred and sixty five (365) days after the Effective Time shall be delivered to Parent upon demand and any former shareholders of the Company who have not theretofore complied with this Article 1 shall thereafter look only to Parent as general creditors for payment of their claim for Parent Common Stock and cash in lieu of fractional shares, as the case may be, and any applicable dividends or distributions with respect to Parent Common Stock.

     (h) Neither Parent nor the Company shall be liable to any holder of Shares or Parent Common Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

     SECTION 1.6. Stock Options.

     (a) At the Effective Time, each outstanding option, warrant or other right to purchase Shares (a "Company Stock Option" or collectively "Company Stock Options") issued pursuant to the Galileo 1997 Employees' Stock Option Plan, the Galileo 1997 GTI Stock Option Plan and the Galileo 1998 Non Employee Directors' Stock Option Plan, or other agreement or arrangement, whether vested or unvested, shall be converted as of the Effective Time into an option, warrant or right, as applicable, to purchase shares of Parent Common Stock in accordance with the terms of this Section 1.6. All plans or agreements described above pursuant to which any Company Stock Option has been issued or may be issued other than outstanding warrants or rights are referred to collectively as the "Company Plans." Each Company Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded up to the nearest whole share) that the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option or warrant in full immediately prior to the Effective Time at a price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the former per share exercise price for the Shares otherwise purchasable pursuant to such Company Stock Option divided by (y) the Exchange Ratio; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options" or "ISOs"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

     (b) Within fifteen (15) business days after the Effective Time, Parent shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Company Stock Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.6 after giving effect to the Merger). Parent shall assume and comply with the terms of the Company Plans and ensure, to the extent required by and subject to the provisions of such Company Plans, that Company Stock Options that qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time.

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     (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Stock Options assumed in accordance with this Section 1.6. As soon as practicable after the Effective Time, Parent shall, if no registration statement is in effect covering such Parent shares, file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to any Company Stock Options to the extent registrable on Form S-8 (or any successor form) and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

     (d) At or before the Effective Time, the Company shall, to the extent reasonably necessary, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans to give effect to the foregoing provisions of this Section 1.6.

                                   ARTICLE 2

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to each of Parent and Acquisition, subject to the exceptions set forth in the Disclosure Schedule (the "Company Disclosure Schedule") delivered by the Company to Parent in accordance with Section 4.15 that:

     SECTION 2.1. Organization and Qualification; Subsidiaries; Investments.

     (a) Section 2.1(a) of the Company Disclosure Schedule sets forth a true and complete list of all the Company's directly or indirectly owned subsidiaries and foreign branch offices, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock or other equity interests owned by the Company or another subsidiary of the Company. Each of the Company and its subsidiaries is duly organized, validly existing and (to the extent such concept exists under the laws of its jurisdiction of incorporation) in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted.

     (b) Each of the Company and its subsidiaries is duly qualified or licensed and, to the extent such concept exists under applicable law, in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     (c) Except as otherwise disclosed in the Company SEC Reports (as defined below) or Section 2.1(c) of the Company Disclosure Schedule, none of the Company or any of its subsidiaries have any equity investment in an amount of Five Hundred Thousand Dollars ($500,000) or more or that represents a five percent (5%) or greater ownership interest in the subject of such investment made by the Company or any of its subsidiaries in any person other than the Company's subsidiaries ("Other Interests"). The Other Interests are owned by the Company, by one or more of the Company's subsidiaries or by the Company and one or more of its subsidiaries, in each case free and clear of all Liens (as defined below).

     SECTION 2.2. Capitalization of the Company and its Subsidiaries.

     (a) The authorized share capital of the Company consists of 1,000,000 NIS, divided into 100,000,000 Shares, of which, as of October 6, 2000, 42,973,767 Shares were issued and outstanding. Between October 6, 2000 and the date hereof, no Shares have been issued other than pursuant to Company Stock Options already in existence on such first date, and between October 6, 2000 and the date hereof, except as disclosed in Section 2.2(a) of the Company Disclosure Schedule, no stock options have been granted. All of the outstanding Shares have been validly issued and are fully paid, nonassessable and free of
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preemptive rights. As of October 3, 2000, approximately 9,254,772 Shares were reserved for issuance and 8,999,472 Shares were issuable upon or otherwise deliverable in connection with the exercise of outstanding Company Stock Options. Except as set forth above, there are outstanding (i) no shares or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for shares or other securities of the Company, (iii) no options, preemptive or other rights to acquire from the Company or any of its subsidiaries, and, except as described in the Company SEC Reports, no obligations of the Company or any of its subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of the Company and (iv) no equity equivalent interests in the ownership or earnings of the Company or its subsidiaries or other similar rights (collectively "Company Securities"). As of the date hereof, there are no outstanding rights or obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Except as set forth in Section 2.2(a) of the Company Disclosure Schedule, there are no voting agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.

     (b) All of the outstanding capital stock of the Company's subsidiaries is owned by the Company, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). There are no (i) securities of the Company or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from the Company or any of its subsidiaries any capital stock or other ownership interests in or any other securities of any subsidiary of the Company, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of the Company or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other ownership interests in any subsidiary of the Company. For purposes of this Agreement, "Lien" means, with respect to any asset (including any security), any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such asset; provided, however, that the term "Lien" shall not include
(i) statutory liens for Taxes (as defined below) that are not yet due and payable, (ii) statutory liens for Taxes that are being contested in good faith by appropriate proceedings and are disclosed in Section 2.13 of the Company Disclosure Schedule or Section 3.2 of Parent Disclosure Schedule, as applicable, or that are otherwise not material, (iii) statutory or common law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iv) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, and (vi) restrictions on transfer of securities imposed by applicable state and federal (United States or foreign) securities laws or the governing documents of the Company or Parent, as applicable. The record list of shareholders of the Company contains less than 35 shareholders whose addresses are in Israel and the Company does not have records of beneficial ownership of shares that would show that, in the aggregate, there are more than 35 holders of Shares resident in Israel.

     (c) The Shares constitute the only class of equity securities of the Company or its subsidiaries registered or required to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     SECTION 2.3. Authority Relative to this Agreement; Recommendation.

     (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement, and, subject to receipt of the required shareholder vote (as described below), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by the Board of Directors of the Company (the
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

"Company Board"), and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Stock Option Agreement, or to consummate the transactions contemplated hereby or thereby, except the receipt of the required shareholder vote. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by the Company and constitute the valid, legal and binding agreements of the Company, enforceable against the Company in accordance with their terms, except that (i) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Applicable Laws, now or hereafter in effect, relating to or limiting creditors' rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

     (b) Without limiting the generality of the foregoing, the Board of Directors of the Company has unanimously (i) approved this Agreement, the Stock Option Agreement, and the transactions contemplated thereby and hereby, (ii) resolved to recommend approval and adoption of this Agreement and the transactions contemplated hereby to the Company's shareholders, and (iii) as of the date hereof has not withdrawn or modified such approval or resolution to recommend.

     (c) Assuming neither Parent nor Acquisition, nor any of their affiliates (as such term is described in Section 320(c) of the Companies Law), (i) own or hold any Shares, or (ii) vote any Shares they own, the affirmative vote of 75% of the voting power of the Shares present and voting at the Company Shareholder Meeting is the only vote of the holders of any securities of the Company necessary to approve the Merger (the "Company Requisite Vote"). The quorum required for the Company Shareholder Meeting is two shareholders who hold at least 60% of the voting rights of the issued share capital of the Company. No vote or approval of (i) any creditor of the Company or its subsidiaries (subject to the rights of creditors under Section 319 of the Companies Law), (ii) any holder of any option or warrant granted by the Company or its subsidiaries, or
(iii) any shareholder of the Company's subsidiaries is necessary in order to approve or permit the consummation of the Merger.

     SECTION 2.4. SEC Reports; Financial Statements.

     (a) The Company has filed all required forms, reports and documents ("Company SEC Reports") with the Securities and Exchange Commission (the "SEC") since July 28, 1997, each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as in effect on the dates such forms, reports and documents were filed. None of such Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Company SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of the Company included in the Company SEC Reports fairly present in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, the Company shall not be deemed to be in breach of any of the representations or warranties in this Section 2.4(a) as a result of any changes to the Company SEC Reports that the Company may make in response to comments received from the SEC on the Form S-4. The Company is a "foreign private issuer" as such term is defined under Rule 3b-4(c) promulgated by the SEC under the Exchange Act.

     (b) The Company has heretofore made, and hereafter will make, available to Acquisition or Parent a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Exchange Act.

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     SECTION 2.5. Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, and any amendment or supplement thereto (the "Form S-4") will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made or (ii) the Proxy Statement relating to the general meeting of the Company's shareholders to be held in connection with the Merger (the "Company Shareholder Meeting") will, at the date mailed to shareholders of the Company and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Proxy Statement insofar as it relates to the Company Shareholder Meeting to vote on the Merger will comply as to form in all material respects with the provisions of applicable Israeli law. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by Parent or Acquisition that is contained in or omitted from any of the foregoing documents.

     SECTION 2.6. Consents and Approvals; No Violations.

     (a) Except as set forth in Section 2.6(a) of the Company Disclosure Schedule, and except for filings, permits, authorizations, consents and approvals as may be required under applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), any filings under similar merger notification laws or regulations of non-Israeli or U.S. Governmental Entities (as defined below), to the extent required by Applicable Law, the consent of the Israeli Controller of Restrictive Trade Practices, to the extent required pursuant to the Restrictive Trade Practices Law (1968), the filing and recordation of the Merger Proposal and the Shareholders Approval Notice and other filings as required by the Companies Law, and the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry and Commerce (the "OCS") and the approval of the Israeli Investment Center in the Israeli Ministry of Industry and Commerce (the "Investment Center"), no filing with or notice to and no permit, authorization, consent or approval of any Israeli, United States (federal, state or local) or foreign court or tribunal, or administrative, governmental or regulatory body, agency or authority (a "Governmental Entity") is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby except for such filings, notices, permits, authorizations, consents or approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or delay the transactions contemplated hereby or have a Material Adverse Effect on the Company.

     (b) Except as set forth in Section 2.6(b) of the Company Disclosure Schedule, neither the execution, delivery and performance of this Agreement or the Stock Option Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach of any provision of the respective memorandum of association and articles of association and other charter documents (or similar governing documents) of the Company or any of its subsidiaries, (ii) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract (as defined below)), agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound,
(iii) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its subsidiaries or any of their respective properties or assets, (iv) contravene, conflict with or result in a violation of, or give any Governmental Entity or other person the right to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which the Company or its subsidiaries, or any of the assets owned or used by the Company or its subsidiaries, is subject, (v) contravene, conflict with or result in a violation of any of the terms or requirements of, or give

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any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant (as hereinafter defined) given by any Governmental Entity (or any benefit provided or available thereunder) or other permit, license, consent, authorization, grant, benefit, right that is held by the Company or that otherwise relates to the business or assets of the Company, or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, have any of the effects set forth in clauses (i) through (v) of this Section; in each case (other than clause (i) hereof) other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on the Company. Section 2.6 of the Company Disclosure Schedule lists all holders of any material indebtedness of the Company or its subsidiaries, the lessors of any material property leased by the Company or its subsidiaries and the other parties to any material agreements to which the Company or its subsidiaries is a party in each case whose consent to the Merger is required.

     SECTION 2.7. No Default. Except as set forth in Section 2.7 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its memorandum of association and articles of association and other charter documents (or similar governing documents), (b) any material note, bond, mortgage, indenture, lease, license, contract (including any material Supply Contract), agreement or other instrument or obligation to which the Company or any of its subsidiaries is now a party or by which it or any of its properties or assets may be bound or (c) any material Applicable Law, the consequence of which breach, default or violation does or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

     SECTION 2.8. No Undisclosed Liabilities; Absence of Changes. The Company has provided Parent true and accurate copies of its material agreements as described in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act. Except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, or as incurred by the Company in the ordinary and usual course of business consistent with past practice, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of the Company (including the notes thereto), except for such liabilities or obligations which do or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.8 of the Company Disclosure Schedule, since December 31, 1999, there have been no events, changes or effects with respect to the Company or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, except as and to the extent publicly disclosed by the Company in the Company SEC Reports or as set forth in
Section 2.8 of the Company Disclosure Schedule or as otherwise permitted pursuant to this Agreement, since December 31, 1999, the Company and its subsidiaries have conducted their respective businesses in all material respects in the ordinary and usual course of such businesses consistent with past practices, and there has not been (other than under this Agreement) any:

          (i) material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its subsidiaries, not covered by insurance;

          (ii) declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any of its subsidiaries (other than wholly-owned subsidiaries) or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries;

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          (iii) amendment of any material term of any outstanding security of the Company or any of its subsidiaries;

          (iv) incurrence, assumption or guarantee by the Company or any of its subsidiaries of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

          (v) creation or assumption by the Company or any of its subsidiaries of any Lien on any material asset other than in the ordinary course of business consistent with past practices;

          (vi) loan, advance or capital contributions made by the Company or any of its subsidiaries to, or investment in, any person other than (x) loans or advances to employees in connection with business-related travel, (y) loans made to employees consistent with past practices that are not in the aggregate in excess of Fifty Thousand Dollars ($50,000), and (z) loans, advances or capital contributions to or investments in wholly-owned subsidiaries, and in each case made in the ordinary course of business consistent with past practices;

          (vii) transaction or commitment made, or any contract or agreement entered into, by the Company or any of its subsidiaries relating to its assets or business (including the acquisition (by sale, license or otherwise) or disposition (by sale, license or otherwise) of any assets) or any relinquishment by the Company or any of its subsidiaries of any contract, agreement or other right, in any such case, material to the Company and its subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

          (viii) labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its subsidiaries, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or

          (ix) change by the Company or any of its subsidiaries in its accounting principles, practices or methods.

     Since December 31, 1999, except as disclosed in the Company SEC Reports filed prior to the date hereof or increases in the ordinary course of business consistent with past practices, there has not been any increase in the compensation or other consideration payable or that could become payable by the Company or any of its subsidiaries to (a) executive officers of the Company or any of its subsidiaries or (b) any employee of the Company or any of its subsidiaries whose annual compensation is One Hundred Thousand Dollars ($100,000) or more.

     SECTION 2.9. Litigation. Except as publicly disclosed by the Company in the Company SEC Reports or as set forth in Section 2.9 of the Company Disclosure Schedule, to the knowledge of the Company there is no suit, claim, action, arbitration, proceeding or investigation pending or threatened against the Company or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity or brought by any person that could, if adversely determined, have a Material Adverse Effect on the Company or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by the Company in the Company SEC Reports, neither the Company nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby or have a Material Adverse Effect on the Company.

     SECTION 2.10. Compliance with Applicable Law. Except as publicly disclosed by the Company in the Company SEC Reports, the Company and its subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Company Permits") except where the failure to hold any Permit could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the

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Company. Except as publicly disclosed by the Company in the Company SEC Reports,
(a) the Company and its subsidiaries are in compliance with the terms of the Company Permits, (b) the businesses of the Company and its subsidiaries have been and are being conducted in compliance with all Applicable Laws and (c) no investigation or review by any Governmental Entity with respect to the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity indicated an intention to conduct the same, except to the extent that any noncompliance could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

     SECTION 2.11. Foundry Relationships. Section 2.11 of the Company Disclosure Schedule sets forth a complete and correct description of each and every (a) foundry relationship, wafer manufacturing and fabricating agreement, understanding or commitment, and (b) integrated circuit die or device purchase, supply or service agreement, understanding or commitment, used by or in connection with the Company's business, in whole or in part, whether written or oral ("Supply Contracts").

     SECTION 2.12. Environmental Laws and Regulations.

     Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or released or disposed of on, any Company Property, except in compliance with applicable Environmental Laws; (b) each of the Company and each of its subsidiaries is in compliance with all applicable Environmental Laws and the requirements of any Permits issued under such Environmental Laws with respect to any Company Property; (c) there are no past, pending or, to the Company's knowledge, threatened Environmental Claims against the Company or any of its subsidiaries or any Company Property; and (d) to the Company's knowledge there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of the Company or any Company Property that could reasonably be anticipated to form the basis of an Environmental Claim against the Company or any of its subsidiaries or any Company Property.

     For purposes of this Agreement, (a) "Company Property" means any real property and improvements owned, leased or operated by the Company or any of its Subsidiaries; (b) "Hazardous Materials" means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (ii) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law; and (iii) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity; (c) "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on the Company or its operations or property as of the date hereof and the Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec.sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec.sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec.sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec.sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec.sec. 7401 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. sec.sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C.
sec.sec. 300(f) et seq.; and their state and local counterparts and equivalents;
(d) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause (e), "Claims"), including, without limitation, (i) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from
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Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (f) "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

     SECTION 2.13. Taxes.

     (a) Definitions. For purposes of this Agreement:

          (i) the term "Tax" (including "Taxes") means (A) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value added, purchase, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law, and (C) any liability for the payment of amounts described in clauses (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person; and

          (ii) the term "Tax Return" means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

     (b) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, the Company and its subsidiaries have duly and timely filed all material Tax Returns required to be filed (after taking into account all available extensions) and have timely paid or adequately provided for in accordance with United States generally accepted accounting principles all Taxes due in respect of the periods covered by such Tax Returns, except, in each case, where the failure so to file, pay or provide would not have a Material Adverse Effect on the Company.

     (c) No material penalty, interest or other charge is due or has been asserted in writing as of the date of this Agreement, with respect to the late filing of any Tax Return or late payment of any Tax, except where such penalty, interest or other charges will not have a Material Adverse Effect on the Company. Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, as of the date of this Agreement no material claim for assessment or collection of Taxes is presently being asserted against the Company or its subsidiaries and neither the Company nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority relating to a material Tax nor does the Company have knowledge of any such threatened action, proceeding or investigation.

     (d) Except as set forth in Section 2.13(d) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to or bound by any obligation under any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

     (e) Section 2.13(e) of the Company Disclosure Schedule, together with the Company's annual report on Form 20-F for the year ended December 31, 1999, lists each material tax incentive granted to the Company and its subsidiaries under the laws of the State of Israel, the period for which such tax incentive applies, and the nature of such tax incentive. The Company and its subsidiaries have complied with all material requirements of Israeli law to be entitled to claim all such incentives. Subject to the receipt of the approvals set forth in
Section 2.6 of the Company's Disclosure Schedule and compliance by the Surviving Corporation with the applicable requirements and conditions, to the Company's knowledge, the consummation of the Merger will not adversely affect the remaining duration of the incentive or require any recapture of any previously claimed incentive, and no consent or approval of any Governmental Entity is required, other than as contemplated by Section 2.6, prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such incentive.

                                      A-12
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     SECTION 2.14. Intellectual Property.

     (a) Section 2.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company's and each of its subsidiary's United States and foreign (i) patents and patent applications; (ii) Trademark registrations and applications and material unregistered Trademarks; and (iii) copyright registrations and applications, indicating for each, the applicable jurisdiction, registration number (or application number) and date issued (or date filed) owned, in whole or in part, including jointly with others, by the Company or any of its subsidiaries. For purposes of this Agreement, "Intellectual Property" means: (A) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, "Trademarks"); (B) patents (including any continuations, continuations in part, renewals and applications for any of the foregoing) (collectively "Patents");
(C) copyrights (including any registrations and applications therefor and whether registered or unregistered) (collectively "Copyrights"); (D) computer software; databases; works of authorship; mask works; technology; trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and (E) with respect to all of the foregoing, related confidential data or information (collectively, "Trade Secrets"). The Company's and each of its subsidiary's Trademarks, Patents, Copyrights and Trade Secrets are sometimes referred to hereinafter as the "Company Trademarks," "Company Patents," "Company Copyrights" and "Company Trade Secrets," respectively.

     (b) Trademarks.

          (i) All Company Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Company Trademark in question.

          (ii) No material registered Company Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

          (iii) To the knowledge of the Company, there has been no prior use of any material Company Trademark by any third party that confers upon such third party superior rights in any such Company Trademark.

     (c) Patents.

          (i) All Company Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Company Patent in question.

          (ii) No Company Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Company's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

          (iii) To the knowledge of the Company, there is no patent or patent application of any person that conflicts in any material respect with any Company Patent or invalidates any claim the Company has in any Company Patent.

     (d) Trade Secrets.

          (i) The Company has taken reasonable steps in accordance with normal industry practice to protect the Company's rights in confidential information and Company Trade Secrets.

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

          (ii) Without limiting the generality of Section 2.14(d)(i) and except as would not be materially adverse to the Company or its business, the Company enforces and has enforced a policy of requiring each relevant employee, consultant and contractor to execute "work for hire" (or similar arrangements under Applicable Law), proprietary information, confidentiality and assignment agreements substantially in the Company's standard forms that effectively and exclusively assign to the Company or one of its subsidiaries rights to any Intellectual Property relating to the business of the Company or its subsidiaries created in the course of performance of work for the Company or one of its subsidiaries. Except under confidentiality obligations, to the knowledge of the Company there has been no disclosure by the Company or any subsidiary of material confidential information or Company Trade Secrets. The Company has provided Parent a copy of its trade secret protection policy.

     (e) License Agreements. Section 2.14(e)(1) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements granting to the Company or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property, other than software commercially available on reasonable terms to any person for a license fee of no more than One Hundred Thousand Dollars ($100,000) in the aggregate (collectively, the "Company Inbound License Agreements"), indicating for each the title and the parties thereto. Section 2.14(e)(2) of the Company Disclosure Schedule sets forth a complete and accurate list of all license agreements under which the Company or any of its subsidiaries licenses software or grants other rights in or rights to use or practice under any Intellectual Property, excluding licenses with customers that in the twelve-month period prior to the date hereof have purchased or licensed products for which the total payments to the Company and its subsidiaries did not exceed One Hundred Thousand Dollars ($100,000) in the aggregate (collectively, the "Company Outbound License Agreements," and with the Company Inbound License Agreements, the "Company License Agreements"), indicating for each the title and the parties thereto. There is no material outstanding or, to the Company's knowledge, threatened dispute or disagreement with respect to any Company Inbound License Agreement or any Company Outbound License Agreement.

     (f) Ownership; Sufficiency of IP Assets. The Company or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in their respective businesses as currently conducted. The Intellectual Property identified in Section 2.14(a) of the Company Disclosure Schedule, together with the Company's and its subsidiaries' rights under the licenses granted to the Company or any of its subsidiaries under the Company Inbound License Agreements, constitute all the material Intellectual Property rights used or necessary in the operation of the Company's and its subsidiaries' businesses as they are currently conducted.

     (g) Protection of IP. The Company has taken reasonable and customary steps to protect the Intellectual Property of the Company and its subsidiaries.

     (h) No Infringement by the Company. The products used, manufactured, marketed, sold or licensed by the Company, and all Intellectual Property used in the conduct of the Company's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

     (i) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Company SEC Reports, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to the Company's knowledge, no notice or other claim has been received by the Company within the one (1) year prior to the date of this Agreement, nor is the Company aware of any facts or circumstances that in the Company's reasonable judgment could be expected to give rise to any material claim, (i) alleging that the Company or any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to the Company. Except as specifically disclosed in one or more Sections of the Company Disclosure Schedules pursuant to this Section 2.14, no Intellectual Property owned or licensed by the Company or any of its subsidiaries is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use thereof by the Company or any such subsidiary or, in the case of any Intellectual Property licensed to others, restricting the sale, transfer, assignment or licensing thereof by the Company or any of its subsidiaries to any person.

     (j) No Infringement by Third Parties. Except as and to the extent publicly disclosed in the Company SEC Reports or as set forth in Section 2.14(j) of the Company Disclosure Schedule, to the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by the Company or any of its subsidiaries, and no such claims have been brought against any third party by the Company or any of its subsidiaries.

     (k) Assignment; Change of Control. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under the Company License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

     (l) Software. The Software owned or purported to be owned by the Company or any of its subsidiaries, was either (i) developed by employees of the Company or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to the Company or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by the Company or a subsidiary from a third party. Except as set forth in Section 2.14(l) of the Company Disclosure Schedule, to the Company's knowledge, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than the Company or any of its subsidiaries, except for such materials or development environments obtained by the Company or any of its subsidiaries from other persons who make such materials or development environments commercially available to purchasers or end-users. For purposes of this Section 2.14(l), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and
(iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

     SECTION 2.15. Insurance. The insurance policies maintained by the Company and its subsidiaries have been issued by insurers which, to the Company's knowledge, are reputable and financially sound. Such policies provide coverage for the operations conducted by the Company and its subsidiaries of a scope and coverage consistent with customary industry practice of similarly situated companies in the same or similar businesses.

     SECTION 2.16. Certain Business Practices. None of the Company, any of its subsidiaries or any directors, officers, agents or employees of the Company or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity,
(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment.

     SECTION 2.17. Title to Properties. Except as set forth in Section 2.17 of the Company Disclosure Schedule, and except for merchandise and other property sold, used or otherwise disposed of in the ordinary course of business, the Company and each of its subsidiaries has good and marketable title to, or, in the case of leased properties and assets a valid leasehold interest in, the real and personal property reflected in the Company's most recent balance sheet included in the Company SEC Reports, except where the failure to have such good, valid and marketable title or leasehold interest could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, in each case, subject to no Liens, except for (a) Liens reflected in the Company SEC Reports, (b) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the
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

use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of its subsidiaries in the operation of their respective businesses, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and (d) Liens which could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, each of the Company and its subsidiaries is in compliance with the terms of all leases of real or personal properties to which it is a party or under which it is in occupancy, and all such leases are in full force and effect.

     SECTION 2.18. Product Warranties. Except as set forth in Section 2.18 of the Company Disclosure Schedule, there have not been any material deviations from any warranties and guaranties of the Company or any of its subsidiaries currently in effect with respect to its products, and neither the Company, any of its subsidiaries nor any of their respective salesmen, employees, distributors and agents is authorized to undertake obligations to any customer or to other third parties materially in excess of such warranties or guaranties. To the Company's knowledge, neither the Company nor any of its subsidiaries has made any material oral warranty or guaranty with respect to its products.

     SECTION 2.19. Suppliers and Customers. The documents and information supplied by the Company to Parent or any of its representatives in connection with this Agreement with respect to relationships and volumes of business done with its significant suppliers and customers are accurate in all material respects.

     SECTION 2.20. Grants, Incentives and Subsidies. Section 2.20 of the Company Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, "Grants") from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to the Company, including, without limitation,
(i) Approved Enterprise Status from the Investment Center and (ii) grants from the Office of the Chief Scientist (the "OCS"). The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing Grants submitted by the Company and of all letters of approval, and supplements thereto, granted to the Company (except for OCS grants, with respect to which such documents will be provided within five (5) days after the date hereof). Without limiting the generality of the above, Section 2.20 of the Company Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of the Company with respect to royalties, or the outstanding amounts to be paid by the OCS to the Company. The Company is in compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in Section 2.20 of the Company Disclosure Schedule hereto, have duly fulfilled, in all material respects, all the undertakings relating thereto. Other than the transactions contemplated by this Agreement, the Company is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

     SECTION 2.21. Opinion of Financial Adviser. Salomon Smith Barney (the "Company Financial Adviser") has delivered to the Company Board its opinion to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Shares, a written copy of which will be received prior to the Closing, and a true and accurate copy of which will be delivered to Parent as soon as available but no later than the Closing. Such opinion has not been withdrawn, revoked or modified.

     SECTION 2.22. Affiliates. Except for the directors and executive officers of the Company, each of whom is listed in Section 2.22 of the Company Disclosure Schedule, there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 of the Securities Act ("Company Affiliates").

     SECTION 2.23. Brokers. No broker, finder or investment banker (other than the Company Financial Adviser, a true and correct copy of whose engagement agreement has been provided to Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.
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

     SECTION 2.24. Employee Benefits.

     (a) Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

          (i) "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended;

          (ii) "ERISA Affiliate" shall mean, with respect to any person, any other person under common control with the first person within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations thereunder;

          (iii) "Company Employee Plan" shall mean any Employee Plan for the benefit of any Employee with respect to the Company and pursuant to which the Company or any of its ERISA Affiliates has any liability contingent or otherwise;

          (iv) "Employee Plan" shall refer to each "employee benefit plan," within the meaning of Section 3(3) of ERISA and each stock option, stock purchase, stock bonus, retirement, health, disability insurance, or dependent care plan, policy or agreement;

          (v) "Employee" shall mean, with respect to any person, any current, former, or retired employee, director, or officer of the person or any of its ERISA Affiliates;

          (vi) "Employee Agreement" shall, with respect to any person, refer to each management, employment and consulting agreement as to which unsatisfied obligations (contingent or otherwise) of the person or any of its ERISA Affiliates are greater than Fifty Thousand Dollars ($50,000) and each signing bonus, relocation, repatriation, expatriation, or similar agreement between the person or any of its ERISA Affiliates and any Employee or consultant, as to which unsatisfied obligations (contingent or otherwise) of the person or any of its ERISA Affiliates are greater than Fifty Thousand Dollars ($50,000); and

          (vii) "IRS" shall mean the Internal Revenue Service.

     (b) Employee Plans. Section 2.24(b) of the Company Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement. Except as and to the extent publicly disclosed in the Company SEC Reports or as set forth in Section 2.24(b) of the Company Disclosure Schedule, the Company has also made available to Parent or its counsel, where applicable, true, complete and correct copies of (i) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Company Employee Plan, (ii) the most recent actuarial and audit reports for each Pension Plan, and (iii) the most recent IRS determination letters and rulings received by the Company and copies of all applications and correspondence to or from the IRS or the Department of Labor ("DOL") with respect to any Company Employee Plan.

     (c) Employee Plan Compliance. Except in each case for which non-compliance would not have a Material Adverse Effect (i) each Company Employee Plan has been established and maintained in accordance with its terms and all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan; (iii) no Employee of the Company has committed a material breach of any responsibility imposed upon fiduciaries by Title I of ERISA with respect to any Company Employee Plan; (iv) there are no judicial, regulatory, arbitration or similar proceedings pending, or, to the Company's knowledge, threatened or anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan; (v) there are no inquiries, investigations, audits or proceedings pending or, to the Company's knowledge, threatened by the IRS or DOL with respect to any Company Employee Plan or any related trust; (vi) neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Sections 4975 through 4980 of the Code; (vii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination opinion, notification or advisory letter with respect to such status from the IRS or has time remaining to apply under applicable

Treasury Regulation or IRS pronouncement for a determination or opinion letter and to make any necessary amendments, and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan.

     (d) Pension Plans. None of the Company Employee Plans is or was subject to Code Section 412 or ERISA Section 302, or is a plan described in Sections 3(37), 4063 or 4064 of ERISA.

     (e) Post-Employment Obligations. Except as set forth in Section 2.24(e) of the Company Disclosure Schedule, no Company Employee Plan provides, or has any liability to provide, life insurance, medical or other employee welfare benefits coverage to any Employee upon his or her retirement or termination of employment for any reason, except as (i) may be required by statute, (ii) to benefits the full cost of which are borne by Employees of the Company (or such Employees' beneficiaries or dependents), (iii) death or disability benefits under any of the Company Employee Plans, (iv) life insurance benefits for any Employee who dies while in service with the Company, or (v) continuing coverage until the end of the month in which retirement or termination of employment occurs.

     (f) Effect of Transaction.

          (i) Except as set forth in Section 2.24(f)(1) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Company Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise and including forgiveness of indebtedness), acceleration, vesting, distribution, increase in benefits under any Company Employee Plan or Employee Arrangement or compensation to any Employee, or obligation to fund compensation benefits with respect to any Employee.

          (ii) Except as set forth in Section 2.24(f)(2) of the Company Disclosure Schedule, no payment or benefit which will or may be made under any Company Employee Plan or Company Employee Agreement in connection with the consummation of the transactions contemplated hereby by the Company or Parent or any of their respective affiliates with respect to any Employee will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

     (g) Stock Options. Section 2.24(g) of the Company Disclosure Schedule lists all outstanding Stock Options as of October 1, 2000, identifying for each such option: (i) the number of shares issuable, (ii) the number of vested shares,
(iii) the date of expiration and (iv) the exercise price. Other than the automatic vesting of Stock Options that may occur without any action on the part of the Company or its officers or directors, the Company has not taken any action that would result in any Stock Options that are unvested becoming vested or their terms being extended in connection with or as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

     (h) Foreign Plans. Except as set forth in Section 2.24(h) of the Company Disclosure Schedule, with respect to any Company Employee Plan maintained for Employees outside of the United States (each a "Foreign Plan"): (i) each Foreign Plan and the manner in which it has been administered satisfies all Applicable Laws, (ii) all contributions to each Foreign Plan required through the Closing have been and will be made by the Company, (iii) each Foreign Plan is either fully funded (or fully insured) based upon generally accepted local actuarial and accounting practices and procedures or adequate accruals for each Foreign Plan have been made in the Company's financial statements in accordance with United States generally accepted accounting principles, (iv) there are no pending investigations by any Governmental Entity involving any Foreign Plan nor any pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights or claims to benefits under any Foreign Plan; and (v) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan. Without derogating from the above, the Company's obligations to provide severance pay to its employees are fully funded or have been properly provided for in the Company's financial statements attached to the Company SEC Reports in accordance with United States

                                      A-18
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generally accepted accounting principles. All other liabilities of the Company relating to its employees (excluding liabilities for illness pay) were properly accrued in the Company's financial statements in accordance with United States generally accepted accounting principles.

     SECTION 2.25. Labor and Employment Matters. Except as set forth in Section
2.25 of the Company Disclosure Schedule:

          (a) Neither the Company nor any of its subsidiaries are a party to or bound by any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization involving any of its employees, or, except for Company Benefit Plans and Employee Agreements listed in Section 2.24 of the Company's Disclosure Schedule is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of any jurisdiction in which the Company and its subsidiaries have employees, including without limitation the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists' Association, and the Company has not been officially apprised that any petition has been filed or proceeding instituted by an employee or group of employees of the Company, or any of its subsidiaries, with any Governmental Entity seeking recognition of a bargaining representative. Except as set forth in Section
     2.24 or 2.25 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries have or are subject to, and no employee of the Company or any of its subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to termination of employment. All of the employees of the Company and its subsidiaries are "at will" employees subject to the termination notice provisions included in employment agreements or Applicable Law.

          (b)(i) To the Company's knowledge, there is no labor strike, dispute, slow down or stoppage pending or threatened against the Company or any of its subsidiaries;

          (ii) Neither the Company nor any of its subsidiaries has received in the last twenty-four (24) months any demand letters, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of any of their respective employees which would have a Material Adverse Effect on Company; and

          (iii) Neither the Company nor any of its subsidiaries is aware of any pending claims, civil rights charges, suits or drafts of suits with respect to claims made by or on behalf of their respective employees.

          (c) All amounts that the Company or any subsidiary is legally or contractually required either (i) to deduct from its employees' salaries or to transfer to such employees' pension or provident, life insurance, incapacity insurance, continuing education fund or other similar fund or
     (ii) to withhold from their employees' salaries and pay to any Governmental Entity as required by the Israeli Income Tax Ordinance [New Version] and other applicable laws have, in each case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment.

          (d) The Company is not liable for any material payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).

          (e) The Company and its subsidiaries are in compliance with all material laws and regulations pertaining to the payment of wages and overtime.

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                                   ARTICLE 3

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND ACQUISITION

     Parent and Acquisition hereby represent and warrant to the Company, subject to the exceptions set forth in the Disclosure Schedule delivered by Parent to the Company (the "Parent Disclosure Schedule") as follows:

     SECTION 3.1. Organization.

     (a) Parent is duly organized, validly existing and in good standing under the laws of Bermuda. Acquisition is duly organized and validly existing under the laws of the State of Israel. Each of Parent and Acquisition has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Parent has heretofore made available to the Company accurate and complete copies of the organizational documents and bye-laws (or similar governing documents) as currently in full force and effect, of Parent and Acquisition.

     (b) Each of Parent and Acquisition is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect on Parent.

     (c) Acquisition is a newly incorporated Israeli corporation. Except in connection with this Agreement, Acquisition has not and will not prior to the Effective Time conducted any operations, entered into any agreements and has no and will not have prior to the Effective Time or the earlier termination of this Agreement any obligations or liabilities, either accrued, absolute, contingent or otherwise.

     SECTION 3.2. Capitalization of Parent and its Subsidiaries.

     (a) The authorized share capital of Parent consists of $500,000, divided into 242,000,000 shares of Parent common stock, $0.002 par value per share ("Parent Common Stock"), and 8,000,000 shares of preferred stock, $0.002 per share, of which, as of October 16, 2000, 85,468,166 shares of Parent Common Stock were issued and outstanding. All of the outstanding shares of Parent Common Stock have been validly issued and are fully paid, nonassessable and free of preemptive rights. The shares of Parent Common Stock to be issued in the Merger or upon exercise of any Assumed Option will be validly issued, fully paid and nonassessable and free of preemptive rights. As of October 16, 2000, 30,640,000 shares of Parent Common Stock were reserved for issuance and 12,943,958 were issuable upon or otherwise deliverable in connection with the exercise of outstanding options and warrants. Except as set forth above or in Parent SEC Reports, there are outstanding (i) no shares or other voting securities of Parent, (ii) no securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for shares or other securities of Parent, (iii) no options, preemptive or other rights to acquire from Parent or any of its subsidiaries, and no obligations of Parent or any of its subsidiaries to issue, any shares, voting securities or securities convertible into or exchangeable or exercisable for shares or other securities of Parent and
(iv) no equity equivalent interests in the ownership or earnings of Parent or its subsidiaries or other similar rights (collectively "Parent Securities"). As of the date hereof, there are no outstanding rights or obligations of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Except as set forth in Section 3.1(a) of Parent Disclosure Schedule or in Parent SEC Reports, there are no voting agreements, voting trusts or other agreements or understandings to which Parent is a party or by which it is bound relating to the voting or registration of any shares of capital stock of Parent.

     (b) All of the outstanding capital stock of Parent's subsidiaries is owned by Parent, directly or indirectly, free and clear of any Lien or any other limitation or restriction (including any restriction on the right to vote or sell the same except as may be provided as a matter of Applicable Law). There are no (i) securities of Parent or any of its subsidiaries convertible into or exchangeable or exercisable for, (ii) options or (iii) other rights to acquire from Parent or any of its subsidiaries any capital stock or other

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

ownership interests in or any other securities of any subsidiary of Parent, and there exists no other contract, understanding, arrangement or obligation (whether or not contingent) providing for the issuance or sale, directly or indirectly, of any such capital stock. There are no outstanding contractual obligations of Parent or its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Parent Common Stock of capital stock or other ownership interests in any subsidiary of Parent.

     (c) The Parent Common Stock constitutes the only class of equity securities of Parent or its subsidiaries registered or required to be registered under the Exchange Act.

     (d) The authorized share capital of Acquisition consists of 39,100 NIS, divided into 39,100 ordinary shares, of which 100 shares were issued and outstanding as of the date hereof. All of the issued and outstanding ordinary shares of Acquisition are owned by Parent and there are no other outstanding shares or other voting securities of Acquisition or rights to acquire the same.

     SECTION 3.3. Authority Relative to this Agreement.

     (a) Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement, to perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the boards of directors of Parent and Acquisition and by Parent as the sole shareholder of Acquisition, and, subject to receipt of the required shareholder vote (as described below), no other corporate proceedings on the part of Parent or Acquisition are necessary to authorize this Agreement or the Stock Option Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition and constitutes, assuming the due authorization, execution and delivery hereof by the Company, a valid, legal and binding agreement of each of Parent and Acquisition enforceable against each of Parent and Acquisition in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or to general principles of equity.

     (b) Without limiting the generality of the foregoing, each of the Board of Directors of Parent and Acquisition has (i) determined that the Merger is fair to, and in the best interests of Parent and Parent's shareholders, (ii) approved this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby, and (iii) has not withdrawn or modified such approval.

     (c) The affirmative votes of both (i) 66 2/3% of votes cast by such Members of Parent (as such term is defined in the Amended and Restated Bye-Laws of Parent (the "Parent Bye-Laws")) as, being entitled to do so, vote in person or by proxy or by duly authorized corporate representative and (ii) 66 2/3% in number of the Members present in person or by proxy or by duly authorized corporate representative at the Parent Special Meeting (as hereinafter defined) of which not less than twenty-one (21) Clear Days' notice (as such term is defined in the Parent Bye-Laws) has been duly given in accordance with the Parent Bye-Laws (the "Parent Requisite Vote"), are the only votes of the holders of any securities of Parent necessary to approve (A) the Merger and (B) the issuance of Parent Common Stock pursuant to the rules of Nasdaq National Market. The quorum required for the Parent Special Meeting is two persons present in person and representing in excess of 50% of the total issued voting shares in Parent throughout the meeting. No vote or approval of (x) any creditor of Parent or its subsidiaries, (y) any holder of any option or warrant granted by Parent or its subsidiaries, or (z) any shareholder of Parent's subsidiaries is necessary in order to approve or permit the consummation of the Merger or the issuance of Parent Shares pursuant to the rules of Nasdaq National Market.

     SECTION 3.4. SEC Reports; Financial Statements.

     (a) Parent has filed all required forms, reports and documents ("Parent SEC Reports") with the SEC since June 26, 2000, each of which, complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act, each law as in effect on the dates such forms, reports and documents were filed. None of such Parent SEC Reports, including any financial statements or schedules included or incorporated by reference therein, contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a Parent SEC Report filed subsequently and prior to the date hereof. The audited consolidated financial statements of Parent included in the Parent SEC Reports fairly present in all material respects in conformity with United States generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. Notwithstanding the foregoing, Parent shall not be deemed to be in breach of any of the representations or warranties in this Section 3.4 as a result of any changes to the Parent SEC Reports that Parent may make in response to comments received from the SEC on the Form S-4.

     (b) Parent has heretofore made available, and hereafter will promptly make, available to the Company a complete and correct copy of any amendments or modifications that are required to be filed with the SEC but have not yet been filed with the SEC to agreements documents or other instruments that previously had been filed by Parent with the SEC pursuant to the Exchange Act.

     SECTION 3.5. Information Supplied. None of the information supplied or to be supplied by Parent or Acquisition for inclusion or incorporation by reference to (i) the Form S-4 will at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or
(ii) the Proxy Statement will at the date mailed to shareholders and at the times of the meeting or meetings of shareholders of the Parent to be held in connection with the Merger contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they are made not misleading. The Form S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied or required to be supplied by the Company that is contained in or omitted from any of the foregoing documents.

     SECTION 3.6. Consents and Approvals; No Violations. Except for filings, permits, authorizations, consents and approvals as may be required under and other applicable requirements of the Securities Act, the Exchange Act, state securities or blue sky laws, the HSR Act, and any filings under similar merger notification laws or regulations of foreign Governmental Entities and the filing and recordation of the Merger Proposal, the Shareholder Approval Notices and the other filings listed in Section 4.5(d) as required by the Companies Law, the exemption from the Israeli Securities Authority from the requirement to publish a prospectus in respect of the issuance of options to acquire Parent Common Stock to Israeli resident holders of Company Stock Options, to the extent required by Applicable Law, the consent of the Israeli Controller of Restrictive Trade Practices pursuant to the Restrictive Trade Practices Law (1968), no material filing with or notice to, and no material permit, authorization, consent or approval of any Governmental Entity is necessary for the execution and delivery by Parent or Acquisition of this Agreement or the consummation by Parent or Acquisition of the transactions contemplated hereby. Neither the execution, delivery and performance of this Agreement by Parent or Acquisition nor the consummation by Parent or Acquisition of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or bylaws (or similar governing documents) of Parent or Acquisition, (b) result in a violation or breach of or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or Lien) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Acquisition or any of Parent's other subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Acquisition or any of Parent's other subsidiaries or any of their respective properties or assets.

     SECTION 3.7. Litigation. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.7 of the Parent Disclosure Schedule, there is no suit, claim, action, arbitration, proceeding pending or, to the knowledge of Parent, investigation pending or threatened, against Parent or any of its subsidiaries or any of their respective properties or assets before any Governmental Entity that could, if adversely determined, have a Material Adverse Effect on Parent or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement beyond the Final Date. Except as publicly disclosed by Parent in the Parent SEC Reports, Parent nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that could reasonably be expected to prevent or delay the consummation of the transactions contemplated hereby.

     SECTION 3.8. No Default. Except as set forth in Section 3.8 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in material breach, default or violation (and no event has occurred that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of (a) its Certificate of Incorporation or bylaws (or similar governing documents), (b) any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or any of its subsidiaries is now a party or by which it or any of its properties or assets are bound or (c) any material order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its subsidiaries or any of its properties or assets.

     SECTION 3.9. Opinion of Financial Advisor. Goldman Sachs & Co. (the "Parent Financial Advisor") has delivered to the Board of Directors of Parent its opinion to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Parent ("Opinion of Parent Financial Advisor"), a written copy of which will be received prior to the Closing, and a true and correct copy of which will be delivered to the Company as soon as available but no later than the Closing.

     SECTION 3.10. Brokers. No broker finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Acquisition.

     SECTION 3.11. No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Acquisition has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind or entered into any agreement or arrangement with any person.

     SECTION 3.12. No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by Parent in the Parent SEC Reports, neither Parent nor any of its subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by United States generally accepted accounting principles to be reflected on a consolidated balance sheet of Parent (including the notes thereto) other than (a) liabilities specifically described in this Agreement or in the Parent Disclosure Schedule, and (b) normal or recurring liabilities incurred since June 26, 2000 in the ordinary course of business consistent with past practices. Except as publicly disclosed by Parent in the Parent SEC Reports or as set forth in Section 3.12 of the Parent Disclosure Schedule, since June 26, 2000, there have been no events, changes or effects with respect to Parent or its subsidiaries that, individually or in the aggregate, have had or reasonably would be expected to have a Material Adverse Effect on Parent.

     SECTION 3.13. Compliance with Applicable Law. Except as publicly disclosed by Parent in the Parent SEC Reports, (a) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Parent Permits"), (b) Parent and its subsidiaries are in material compliance with the terms of the Parent Permits, and (c) to the knowledge of Parent, the businesses of Parent and its subsidiaries have been and are being conducted in compliance with all Applicable Laws except to the extent that the failure to hold any such permit or such noncompliance could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

     SECTION 3.14. Affiliates. Except for the directors and executive officers of Parent, each of whom is listed in Section 3.14 of the Parent Disclosure Schedule, there are no persons who, to the knowledge of Parent, may be deemed to be affiliates of Parent within the meaning of Rule 145 of the Securities Act ("Parent Affiliates").

     SECTION 3.15. Intellectual Property. The Parent's and each of its subsidiary's Trademarks, Patents, Copyrights and Trade Secrets are sometimes referred to hereinafter as the "Parent Trademarks," "Parent Patents," "Parent Copyrights" and "Parent Trade Secrets," respectively.

          (a) Trademarks.

             (i) All Parent Trademark registrations are currently in compliance in all material respects with all legal requirements (including, where applicable, the timely post-registration filing of affidavits of use and incontestability and renewal applications) other than any requirement that, if not satisfied, would not result in a cancellation of any such registration or otherwise materially affect the priority and enforceability of the Parent Trademark in question.

             (ii) No material registered Parent Trademark has been within the last three (3) years or is now involved in any opposition or cancellation proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To the Parent's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

             (iii) To Parent's knowledge, there has been no prior use of any material Parent Trademark by any third party that confers upon such third party superior rights in any such Parent Trademark.

          (b) Patents.

             (i) All Parent Patents are currently in compliance with legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use) other than any requirement that, if not satisfied, would not result in a revocation or otherwise materially affect the enforceability of the Parent Patent in question.

             (ii) No Parent Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding in the United States Patent and Trademark Office or other applicable Governmental Entity. To Parent's knowledge, no such action has been threatened in writing within the one (1)-year period prior to the date of this Agreement.

             (iii) To Parent's knowledge, there is no patent or patent application of any person that conflicts in any material respect with any Parent Patent or invalidates any claim Parent has in any Parent Patent.

          (c) Trade Secrets.

             (i) Parent has taken reasonable steps in accordance with normal industry practice to protect Parent's rights in confidential information and Parent Trade Secrets.

             (ii) Without limiting the generality of Section 3.15(c)(i) and except as would not be materially adverse to Parent or its business, Parent enforces and has enforced a policy of requiring each relevant employee, consultant and contractor to execute "work for hire" (or similar arrangements under Applicable Law), proprietary information, confidentiality and assignment agreements substantially in Parent's standard forms that effectively and exclusively assign to Parent or one of its subsidiaries rights to any Intellectual Property relating to the business of Parent or its subsidiaries created in the course of performance of work for Parent or one of its subsidiaries. Except under confidentiality obligations, there has been no disclosure by

        Parent or any subsidiary of material confidential information or Parent Trade Secrets. Parent has provided the Company a copy of its trade secret protection policy.

          (d) License Agreements. There is no material outstanding or, to Parent's knowledge, threatened dispute or disagreement with respect to (i) any license agreements granting to the Parent or any of its subsidiaries any material right to use or practice any rights under any Intellectual Property, other than software commercially available on reasonable terms to any person for a license fee of no more than One Hundred Thousand Dollars ($100,000) in the aggregate or (ii) any license agreements under which the Parent or any of its subsidiaries licenses software or grants other rights in or rights to use or practice under any Intellectual Property, excluding licenses with customers that in the twelve-month period prior to the date hereof have purchased or licensed products for which the total payments to Parent and its subsidiaries did not exceed One Hundred Thousand Dollars ($100,000) in the aggregate.

          (e) Ownership; Sufficiency of IP Assets. Parent or one of its subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of Liens, orders and arbitration awards, all of its Intellectual Property used in their respective businesses as currently conducted.

          (f) Protection of IP. Parent has taken reasonable and customary steps to protect the Intellectual Property of Parent and its subsidiaries.

          (g) No Infringement by Parent. The products used, manufactured, marketed, sold or licensed by Parent, and all Intellectual Property used in the conduct of Parent's and its subsidiaries' businesses as currently conducted, do not infringe upon, violate or constitute the unauthorized use of any rights owned or controlled by any third party, including any Intellectual Property of any third party.

          (h) No Pending or Threatened Infringement Claims. Except and to the extent publicly disclosed in the Parent SEC Reports, no litigation is now or, within the three (3) years prior to the date of this Agreement, was pending and, to Parent's knowledge, no notice or other claim has been received by Parent within the one (1) year prior to the date of this Agreement, nor is Parent aware of any facts or circumstances that in Parent's reasonable judgment could be expected to give rise to any material claim, (i) alleging that Parent or any of its subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any third party or
     (ii) challenging the ownership, use, validity or enforceability of any Intellectual Property owned or exclusively licensed by or to Parent.

          (i) No Infringement by Third Parties. Except and to the extent publicly disclosed in the Parent SEC Reports, to the Parent's knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or exclusively licensed by Parent or any of its subsidiaries, and no such claims have been brought against any third party by Parent or any of its subsidiaries.

          (j) Assignment; Change of Control. The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of Parent's or any of its subsidiaries' rights to own any of its Intellectual Property or their respective rights under the License Agreements, nor require the consent of any Governmental Authority or third party in respect of any such Intellectual Property.

          (k) Software. The Software owned or purported to be owned by Parent or any of its subsidiaries was either (i) developed by employees of Parent or any of its subsidiaries within the scope of their employment; (ii) developed by independent contractors who have assigned their rights to Parent or any of its subsidiaries pursuant to written agreements; or (iii) otherwise acquired by Parent or a subsidiary from a third party. To the Parent's knowledge, the Software does not contain any programming code, documentation or other materials or development environments that embody Intellectual Property rights of any person other than Parent or any of its subsidiaries, except for such materials or development environments obtained by Parent or any of its subsidiaries from other persons who make such materials or development environments commercially available to purchasers
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     or end-users. For purposes of this Section 3.15(k), "Software" means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, relating to any of the foregoing.

     SECTION 3.16. Environmental Laws and Regulations. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Hazardous Materials have not been generated, used, treated or stored on, transported to or from or released or disposed of on, any Parent Property, except in compliance with applicable; (b) each of Parent and each of its subsidiaries is in compliance with all applicable and the requirements of any Permits issued under such Environmental Laws with respect to any Parent Property; (c) there are no past, pending or, to Parent's knowledge, threatened Environmental Claims against Parent or any of its subsidiaries or any Parent Property; and (d) to Parent's knowledge there are no facts or circumstances, conditions or occurrences regarding the business, assets or operations of Parent or any Parent Property that could reasonably be anticipated to form the basis of an Environmental Claim against Parent or any of its Subsidiaries or any Parent Property.

     For purposes of this Agreement, (i) "Parent Property" means any real property and improvements owned, leased or operated by the Parent or any of its Subsidiaries; (ii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "extremely hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law; and (C) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Governmental Entity; (iii) "Environmental Law" means any federal, state, foreign or local statute, law, rule, regulation, ordinance, code or rule of common law and any judicial or administrative interpretation thereof binding on Parent or its operations or property as of the date hereof and the Closing Date, including any judicial or administrative order, consent decree or judgment, relating to the environment, health or Hazardous Materials, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. sec.sec. 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec.sec. 6901 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec.sec. 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. sec.sec. 2601 et seq.; the Clean Air Act, 42 U.S.C. sec.sec. 7401 et seq.; the Oil Pollution Act of 1990, 33 U.S.C.
sec.sec. 2701 et seq.; the Safe Drinking Water Act, 42 U.S.C. sec.sec. 300(f) et seq.; and their state and local counterparts and equivalents; (iv) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings under any Environmental Law or any permit issued under any such Environmental Law (for purposes of this subclause
(iv), "Claims"), including, without limitation, (A) any and all Claims by Governmental Entities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (B) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment; and (v) "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying or seeping into or upon any land or water or air, or otherwise entering into the environment.

     SECTION 3.17. Taxes.

     (a) Except as set forth in Section 3.17(a) of Parent Disclosure Schedule, Parent and its subsidiaries have duly and timely filed all material Tax Returns required to be filed (after taking into account all available extensions) and have timely paid or adequately provided for in accordance with United States generally accepted accounting principles all Taxes due in respect of the periods covered by such Tax
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Returns, except, in each case, where the failure so to file, pay or provide would not have a Material Adverse Effect on Parent or Acquisition.

     (b) No material penalty, interest or other charge is due or has been asserted in writing as of the date of this Agreement with respect to the late filing of any Tax Return or late payment of any Tax, except where such penalty, interest or other charge will not have a Material Adverse Effect on Parent or Acquisition. Except as set forth in Section 3.17(b) of the Parent Disclosure Schedule, as of the date of this Agreement no material claim for assessment or collection of Taxes is presently being asserted against Parent or its subsidiaries and neither Parent nor any of its subsidiaries is a party to any pending action, proceeding, or investigation by any governmental taxing authority relating to a material Tax nor does Parent have knowledge of any such threatened action, proceeding or investigation.

     (c) Except as set forth in Section 3.17(c) of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is a party to or bound by any obligation under any written Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement.

     SECTION 3.18. Employee Benefits.

     (a) Definitions. For purposes of this Section, the following terms shall have the meanings set forth below:

          (i) "Parent Employee Plan" shall mean any Employee Plan for the benefit of any Employee with respect to Parent and pursuant to which Parent or any of its ERISA Affiliates has any liability contingent or otherwise; and

     (b) Employee Plans. Section 3.18(b) of the Parent Disclosure Schedule contains an accurate and complete list of each Parent Employee Plan and each Parent Employee Agreement. Except as and to the extent publicly disclosed in the Parent SEC Reports or as set forth in Section 3.18(b) of the Parent Disclosure Schedule, the Parent has also made available to the Company or its counsel, where applicable, true, complete and correct copies of (i) the most recent plan documents, related trust documents, adoption agreements, summary plan descriptions, and all amendments thereto for each Parent Employee Plan, (ii) the most recent actuarial and audit reports for each Pension Plan, and (iii) the most recent IRS determination letters and rulings received by the Parent and copies of all applications and correspondence to or from the IRS or the DOL with respect to any Parent Employee Plan.

     (c) Employee Plan Compliance. Except in each case for which non-compliance would not have a Material Adverse Effect (i) each Parent Employee Plan has been established and maintained in accordance with its terms and all Applicable Laws, including ERISA and the Code; (ii) no "prohibited transaction," within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Parent Employee Plan; (iii) no Employee of the Parent has committed a material breach of any responsibility imposed upon fiduciaries by Title I of ERISA with respect to any Parent Employee Plan; (iv) there are no judicial, regulatory, arbitration or similar proceedings pending, or, to the Parent's knowledge, threatened or anticipated (other than routine claims for benefits) against any Parent Employee Plan or against the assets of any Parent Employee Plan; (v) there are no inquiries, investigations, audits or proceedings pending or, to the Parent's knowledge, threatened by the IRS or DOL with respect to any Parent Employee Plan or any related trust; (vi) neither the Parent nor any ERISA Affiliate is subject to any penalty or tax with respect to any Parent Employee Plan under Sections 4975 through 4980 of the Code; (vii) each Pension Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination opinion, notification or advisory letter with respect to such status from the IRS or has time remaining to apply under applicable Treasury Regulation or IRS pronouncement for a determination or opinion letter and to make any necessary amendments, and no event has occurred and no condition or circumstance has existed or exists which may reasonably be expected to result in the disqualification of such Pension Plan.

     (d) Pension Plans. None of the Parent Employee Plans is or was subject to Code Section 412 or ERISA Section 302, or is a plan described in Sections 3(37), 4063 or 4064 of ERISA.

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     (e) Effect of Transaction. Except as set forth in Section 3.18(e) of the
Parent Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not constitute an event under any Parent Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise and including forgiveness of indebtedness), acceleration, vesting, distribution, increase in benefits under any Parent Employee Plan or Employee Arrangement or compensation to any Employee, or obligation to fund compensation benefits with respect to any Employee.

     (f) Foreign Plans. Except as set forth in Section 3.18(f) of the Parent Disclosure Schedule, with respect to any Parent Employee Plan maintained for Employees outside of the United States (each a "Foreign Plan"): (i) each Foreign Plan and the manner in which it has been administered satisfies all Applicable Laws, (ii) there are no pending investigations by any Governmental Entity involving any Foreign Plan nor any pending claims (except for claims for benefits payable in the normal operation of the Foreign Plans), suits or proceedings against any Foreign Plan or asserting any rights to benefits under any Foreign Plan; (iii) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any material liability with respect to any Foreign Plan; (iv) the Parent's obligations to provide severance pay to its employees are fully funded or have been properly provided for in the Parent's financial statements attached to the Parent SEC Reports in accordance with United States except for noncompliance which would not have a Material Adverse Effect on Parent; and (v) all other liabilities of the Parent relating to its employees (excluding liabilities for illness pay) were properly accrued in the Parent's financial statements in accordance with United States generally accepted accounting principles.

     SECTION 3.19. Certain Business Practices. None of Parent, any of its subsidiaries or any directors, officers, agents or employees of Parent or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (c) made any other unlawful payment.

                                   ARTICLE 4

                                   COVENANTS

     SECTION 4.1. Conduct of Business of the Company. Except as contemplated by this Agreement or as described in Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time or the earlier termination of this Agreement, the Company will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time or the earlier termination of this Agreement, neither the Company nor any of its subsidiaries will, without the prior written consent of Parent and Acquisition:

          (a) amend its Memorandum of Association, Articles of Association, Certificate of Incorporation or bylaws (or other similar governing instrument);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to options granted under the Company Plans prior to the date hereof and issuance

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

     of Company Stock Options to new employees in the ordinary course of business consistent with the applicable Company Plan and past practice;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (except dividends declared or paid by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company), make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (e) alter through merger, liquidation, reorganization, restructuring or any other fashion the corporate structure of any subsidiary;

          (f)(i) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except for obligations of subsidiaries of the Company incurred in the ordinary course of business;
     (iii) make any loans, advances or capital contributions to or investments in any other person (other than to subsidiaries of the Company or customary loans or advances to employees in each case in the ordinary course of business consistent with past practice); (iv) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries; or (v) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any material Lien thereupon other than in the ordinary course of business;

          (g) except as may be required by Applicable Law or as required by any existing agreement listed on Section 4.1 of the Company Disclosure Schedule, enter into, adopt or amend or terminate any Employee Plan or Employee Agreement, or any trust or other fund for the benefit or welfare of any director, officer or employee.

          (h)(i) acquire, sell, lease, license, transfer or otherwise dispose of any material assets in any single transaction or series of related transactions (including in any transaction or series of related transactions having a fair market value in excess of One Hundred Thousand Dollars ($100,000) in the aggregate), other than sales of its products in the ordinary course of business consistent with past practices, or (ii) enter into any exclusive license, distribution, marketing, sales or other agreement;

          (i) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

          (j) revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable, other than in the ordinary course of business;

          (k)(i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other entity or division thereof or any equity interest therein; (ii) enter into any contract or agreement that would be material to the Company and its subsidiaries, taken as a whole, other than in the ordinary course and consistent with past practice; (iii) amend, modify or waive any material right under any material contract of the Company or any of its subsidiaries; (iv) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date hereof in any material manner that is adverse to the Company or any of its subsidiaries; or (v) authorize any new capital expenditure or expenditures not included in the current annual budget of the Company or any of its subsidiaries, true and accurate copies of which have been provided to

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

     Parent, that individually is in excess of Five Hundred Thousand Dollars ($500,000) or in the aggregate are in excess of One Million Dollars ($1,000,000); provided that nothing in the foregoing clause (v) shall limit any capital expenditure required pursuant to existing customer contracts;

          (l) make any material Tax election or settle or compromise any material income Tax liability or permit any material insurance policy naming it as a beneficiary or loss-payable to expire, or to be cancelled or terminated, unless a comparable insurance policy reasonably acceptable to Parent is obtained and in effect;

          (m) settle or compromise any pending or threatened suit, action or claim that (i) relates to the transactions contemplated hereby or (ii) the settlement or compromise of which would involve more that One Hundred Thousand Dollars ($100,000) or that would otherwise be material to the Company or any of its subsidiaries;

          (n) except as permitted pursuant to Section 4.4, take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company, Acquisition or Parent to consummate the transactions contemplated by this Agreement;

          (o) take any action or fail to take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code; or

          (p) take or agree in writing or otherwise to take any of the actions described in Sections 4.1(a) through 4.1(o) (and it shall use all reasonable best efforts not to take any action that would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect).

     SECTION 4.2. Conduct of Business of Parent. Except as contemplated by this Agreement or as described in Section 4.2 of the Parent Disclosure Schedule, during the period from the date hereof to the Effective Time or the earlier termination of this Agreement, Parent will and will cause each of its subsidiaries to conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers, distributors, lessors, creditors, employees, contractors and others having business dealings with it with the intention that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Effective Time or the earlier termination of this Agreement, neither Parent nor any of its subsidiaries will, without the prior written consent of the Company:

          (a) amend its Memorandum of Association, Bye-Laws, certificate of incorporation or bylaws (or other similar governing instrument);

          (b) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other debt or equity securities or equity equivalents (including any stock options or stock appreciation rights) except for the issuance and sale of Shares pursuant to options granted prior to the date hereof, and issuance of Parent Stock Options to new employees in the ordinary course of business consistent with the applicable Parent Plan and past practice;

          (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, or redeem or otherwise acquire any of its securities or any securities of any of its subsidiaries;

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

          (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its subsidiaries (other than the Merger);

          (e) incur or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary course of business, or modify or agree to any amendment of the terms of any of the foregoing;

          (f) except as may be required as a result of a change in law or in United States generally accepted accounting principles, change any of the accounting principles, practices or methods used by it;

          (g) take any action that would or would reasonably be expected to prevent, impair or materially delay the ability of the Company, Acquisition or Parent to consummate the transactions contemplated by this Agreement;

          (h) enter into or acquire any new line of business that (i) is material to the Parent and its Subsidiaries taken as a whole and (ii) is not strategically related to the current business or operations of Parent and its subsidiaries;

          (i) engage in any (i) merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction,
     (ii) transaction as a result of which any third party acquires, directly or indirectly, an equity interest representing greater than 10% of the voting securities of Parent or any Parent subsidiary, (iii) disposition, directly or indirectly, of material assets, securities or ownership interests or
     (iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or entity or division thereof or equity interest therein for aggregate consideration in excess of $1,000,000,000;

          (j) take or agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through 4.2(i) (and it shall use all reasonable best efforts not to take any action that would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect); or

          (k) take any action or fail to take any action that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

     SECTION 4.3. Merger Proposal; Shareholders' Meetings; Preparation of Form S-4 and the Proxy Statement.

     (a) Promptly after the execution and delivery of this Agreement, (i) each of the Company and Acquisition shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the "Merger Proposal") to be executed in accordance with Section 316 of the Israeli Companies Law, (ii) the Company shall call the Company Shareholder Meeting, and (iii) each of the Company and Acquisition shall deliver the Merger Proposal to the Companies Registrar. Each of the Company and Acquisition shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform their non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after the Company and Acquisition shall have complied with the preceding sentence, the Company and Acquisition shall inform the Companies Registrar, in accordance with
Section 317(b) of the Companies Law, that notice was given to their creditors under Section 318 of the Israeli Companies Law and the regulations promulgated thereunder.

     (b) The Company shall take all action necessary under all applicable legal requirements to call (promptly after the execution and delivery of this Agreement), give notice of and hold the Company Shareholder Meeting to vote on the proposal to approve the Merger (the "Company Approval Matters"). Subject to the notice requirements of the Companies Law and the Articles of Association of the Company and effectiveness of the Form S-4, the Company Shareholder Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date hereof. The Company
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

shall ensure that all proxies solicited in connection with the Company Shareholder Meeting are solicited in compliance with all applicable legal requirements. In the event that Parent shall cast any votes in respect of the Merger, Parent shall disclose to the Company its interest in such shares so voted. Unless this Agreement is terminated, the Company's obligation to call, give notice of and hold the Company Shareholder Meeting in accordance with this Agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Proposal (as hereinafter defined). Within three days after the approval of the Merger by the shareholders of Company, Company shall deliver to the Companies Registrar a notice in accordance with Section 317(b) of the Companies Law (the "Shareholder Approval Notice") informing the Companies Registrar that the Merger was approved by the general shareholders meeting of Company.

     (c) Parent shall, in accordance with applicable law and the Memorandum of Association and the Bye-laws of Parent duly call, give notice of, convene and hold a special general meeting of its shareholders (the "Parent Special Meeting") as promptly as practicable after the date hereof for the purpose of considering and taking action upon this Agreement, the Merger and the issuance of Parent Common Stock in connection with the transactions contemplated hereby (the "Parent Approval Matters"). The Board of Directors of Parent shall recommend approval and adoption of the Parent Approval Matters by Parent's shareholders. Promptly after the approval of the Merger by the Company Shareholder Meeting and by no later than the Closing Date, Parent (as the sole shareholder of Acquisition) shall approve the Merger by written resolution or by such general meeting. No later than three days after the approval of the Merger by Acquisition, Acquisition shall deliver to the Companies Registrar a Shareholder Approval Notice in accordance with Section 317(b) of the Companies Law informing the Companies Registrar that the Merger was approved by the shareholders of Acquisition.

     (d) Promptly following the date of this Agreement, the Company and Parent shall prepare a joint proxy statement relating to the Company Approval Matters and the Parent Approval Matters (the "Proxy Statement"), and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Parent and the Company shall cooperate with each other in connection with the preparation of the foregoing documents. Parent and the Company shall each use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the Company's shareholders, and Parent will use reasonable best efforts to cause the Proxy Statement to be mailed to Parent's shareholders, in each case as promptly as practicable after the Form S-4 declared effective under the Securities Act. The Proxy Statement will comply in all material respects with Israeli and Bermudian law. Parent and the Company will provide reasonable representations to the tax counsel who prepares the tax disclosure to be made in connection with the filing of the Proxy Statement.

     (e) Each of the Company and Parent shall as promptly as practicable notify the other of the receipt of any comments from the SEC relating to the Proxy Statement. Each of Parent and the Company shall as promptly as practicable notify the other of (i) the effectiveness of the Form S-4, (ii) the receipt of any comments from the SEC relating to the Form S-4 and (iii) any request by the SEC for any amendment to the Form S-4 or for additional information. All filing by Parent and the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement, the Form S-4 and any amendment or supplement thereto, shall be subject to the prior review of the other, and all mailings to the Company's and Parent's shareholders in connection with the transactions contemplated by this Agreement shall be subject to the prior review of the other party.

     SECTION 4.4. Other Potential Acquirers.

     (a) The Company, its affiliates (as reasonably determined by the Company) and their respective officers and other employees with managerial responsibilities, directors, representatives (including the Company Financial Advisor or any other investment banker and any attorneys and accountants) and agents shall immediately cease any discussions or negotiations with any parties with respect to any Third Party Acquisition (as defined below). The Company also agrees promptly to request each person, if any, that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring

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(whether by merger, acquisition of stock or assets or otherwise) the Company or any of its subsidiaries, if any, to return all confidential information heretofore furnished to such person by or on behalf of the Company or any of its subsidiaries. Neither the Company nor any of its affiliates shall, nor shall the Company authorize or permit any of its or their respective officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any non-public information to any person or group (other than Parent and Acquisition or any designees of Parent and Acquisition) concerning any Third Party Acquisition; provided, however, that if the Board of Directors of the Company determines in good faith, after consultation with legal counsel, that it is necessary to do so in order to comply with its fiduciary duties, the Company may, in response to a proposal or offer for a Third Party Acquisition which was not solicited and which the Board of Directors of the Company determines, based on consultation with the Financial Advisor, is from a Third Party that is capable of consummating a Superior Proposal and only for so long as the Board of Directors so determines that its actions are reasonably likely to lead to a Superior Proposal, (i) furnish information only of the type and scope with respect to the Company that the Company provided to Parent prior to the date hereof to any such person pursuant to a customary confidentiality agreement as was executed by Parent prior to the execution of this Agreement and (ii) participate in the discussions and negotiations regarding such proposal or offer; provided further, that nothing herein shall prevent the Company Board from taking and disclosing to the Company's shareholders a position contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any tender or exchange offer. The Company shall promptly (and in any event within one business day after becoming aware thereof) (1) notify Parent in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions thereof and the identity of the party submitting such proposal, and any request for confidential information is requested in connection with a potential Third Party Acquisition, (2) provide Parent with a copy of any written agreements, proposals or other materials the Company receives from any such person or group (or its representatives), and (3) promptly advise Parent from time to time of the status and any developments concerning the same.

     (b) Except as set forth in this Section 4.4(b), the Company Board shall not withdraw or modify its recommendation of the transactions contemplated hereby or approve or recommend, or cause or permit the Company to enter into any agreement or obligation with respect to, any Third Party Acquisition. Notwithstanding the foregoing, if the Company Board by a majority vote determines in its good faith judgment, after consultation with and based upon the advice of legal counsel, that it is required to do so in order to comply with its fiduciary duties, the Company Board may (i) withdraw its recommendation of the transactions contemplated hereby and (ii) approve or recommend a Superior Proposal (as defined in subsection (c) below), but in the case of clause (ii) only (A) after providing written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and (B) if Parent does not, within three
(3) business days of Parent's receipt of the Notice of Superior Proposal, make an offer that the Company Board by a majority vote determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be at least as favorable to the Company's shareholders as such Superior Proposal; provided, however, that the Company shall not be entitled to enter into any agreement with respect to a Superior Proposal unless and until this Agreement is terminated by its terms pursuant to Section 6.1 and upon such termination the Company pays or has paid all amounts due to Parent pursuant to
Section 6.3. Any disclosure that the Company Board may be compelled to make with respect to the receipt of a proposal for a Third Party Acquisition or otherwise in order to comply with Rule 14d-9 or 14e-2 will not constitute a violation of this Agreement.

     (c) For the purposes of this Agreement, "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Parent, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of the Company and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Third Party of thirty percent (30%) or more of the outstanding Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend or (v) the repurchase by the Company or any of its subsidiaries of more than thirty percent (30%) of the outstanding Shares. For purposes of this Agreement, a "Superior Proposal" means any bona fide proposal
(1) to acquire, directly or indirectly, for consideration consisting solely of cash and/or freely tradeable securities (subject only to securities laws restricting sales by affiliates of the Company), all of the Shares then outstanding, or all or substantially all the assets, of the Company, (2) that is fully financed or is financeable and contains terms that the Company Board by a majority vote determines in its good faith judgment (based on the advice of the Company Financial Advisor or another financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger,
(3) that the Company Board by a majority vote determines in its good faith judgment (following and based on consultation with the Company Financial Adviser or another financial advisor of nationally recognized reputation and its legal and other advisors) to be reasonably capable of being completed (taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) and (4) that does not contain a "right of first refusal" or "right of first offer."

     SECTION 4.5. Israeli Approvals. Each party to this Agreement shall use reasonable best efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Entity with respect to the Merger. Without limiting the generality of the foregoing:

          (a) as promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file the notifications required, if any, under the Israeli Restrictive Trade Practices Law in connection with the Merger;

          (b) Parent and the Company shall respond as promptly as practicable to any inquiries or requests received from the Israeli Restrictive Trade Practices Commissioner for additional information or documentation;

          (c) The Company shall use reasonable best efforts to obtain, as promptly as practicable after the date of this Agreement, the following consents, and any other consents that may be required in connection with the Merger: (i) approval of the OCS; and (ii) approval of the Investment Center; and

          (d) Parent shall provide to the OCS, the Investment Center, the Israeli Restrictive Trade Practices Commissioner and the Israel Securities Authority any information reasonably requested by such authorities and shall, without limitation of the foregoing, execute an undertaking in customary form in which Parent undertakes to comply with the OCS laws and regulations and confirm to the OCS and the Investment Center that Company shall continue after the Effective Time to operate in a manner consistent with its previous undertakings to the OCS and the Investment Center.

     Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli Governmental Entity with respect to the Merger, (ii) keep the other parties informed as to the status of any such legal proceeding and (iii) promptly inform the other parties of any communication to the Israeli Restrictive Trade Practices Commissioner, the OCS, the Investment Center, the Israeli Securities Authority, the Companies Registrar or any other Israeli Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. The parties to this Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Merger. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with

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

any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

     SECTION 4.6. Israeli Income Tax Ruling. As soon as reasonably practicable after the execution of this Agreement, the Company shall cause the Company's Israeli counsel and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling (a) deferring any obligation to pay capital gains tax on the exchange of the Shares in the Merger until the earlier of two (2) years after the Closing or the date on which a shareholder sells the shares of Parent Common Stock received as of the Closing, and (b) confirming that the exchange of the Company Options for options to purchase shares of Parent Common Stock (the "Assumed Options") will not result in a requirement for an immediate Israeli tax payment and that the Israeli taxation will be deferred until the exercise of the Assumed Options, or in the event of Assumed Options which are part of a "Section 102 Plan", until the actual sale of the shares of Parent Common Stock by the option holders, provided that any ruling that is substantially similar to the foregoing will be sufficient to comply with the conditions set forth in this clause (b) and provided further that Parent is reasonably satisfied that, in light of such ruling, Parent is not required to withhold any Taxes in respect of the issuance of Parent Common Stock to any holder of Shares in connection with the Merger (the "Israeli Income Tax Ruling"). Each of the Company and Parent shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Income Tax Ruling. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Income Tax Ruling, or as appropriate the confirmation referred to in Section 5.3(f)(ii), as promptly as practicable. Notwithstanding any provisions contained in Section 4.1 hereof to the contrary, the Company shall be allowed to comply with any conditions contained in the ruling described in this Section 4.6 or reasonable requests made by the Israeli Tax Commissioner in connection with its delivery of such ruling.

     SECTION 4.7. Israeli Securities Law Exemption. As soon as reasonably practicable after the execution of this Agreement, Parent shall cause its Israeli counsel to prepare and file with the Israeli securities authority an application for an exemption from the requirements of the Israeli Securities Law 1968 concerning the publication of a prospectus in respect of the exchange of the Company Options for the Assumed Options, pursuant to Section 15D of the Securities Law of Israel (the "Israeli Securities Exemption"). Each of Parent and the Company shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Securities Exemption. Subject to the terms and conditions hereof, Parent shall use its reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Securities Exemption as promptly as practicable.

     SECTION 4.8. Nasdaq National Market. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and the shares of Parent Common Stock to be reserved for issuance upon exercise of Company Stock Options to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the Effective Time.

     SECTION 4.9. Access to Information.

     (a) Between the date hereof and the Effective Time, the Company will give Parent and its authorized representatives reasonable access to all employees, plants, offices, warehouses and other facilities and to all books and records of the Company and its subsidiaries as Parent may reasonably require, and will cause its officers and those of its subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Parent may from time to time reasonably request. Between the date hereof and the Effective Time, Parent shall make available to the Company, as reasonably requested by the Company, a

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

designated officer of Parent to answer questions and make available such information regarding Parent and its subsidiaries as is reasonably requested by the Company taking into account the nature of the transactions contemplated by this Agreement.

     (b) Between the date hereof and the Effective Time, the Company shall furnish to Parent (i) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each calendar month, commencing with October 2000), an unaudited balance sheet as of the end of such month and the related statements of earnings, shareholders' equity (deficit) and cash flows, (ii) within two (2) business days following preparation thereof (and in any event within twenty (20) business days after the end of each fiscal quarter) an unaudited balance sheet as of the end of such quarter and the related statements of earnings, shareholders' equity (deficit) and cash flows for the quarter then ended, and (iii) within two (2) business days following preparation thereof (and in any event within ninety (90) calendar days after the end of each fiscal year) an audited balance sheet as of the end of such year and the related statements of earnings, shareholders' equity (deficit) and cash flows, all of such financial statements referred to in clauses (i), (ii) and (iii) to be prepared in accordance with United States generally accepted accounting principles in conformity with the practices consistently applied by the Company with respect to such financial statements. All the foregoing shall be in accordance with the books and records of the Company and shall fairly present its financial position (taking into account the differences between the monthly, quarterly and annual financial statements prepared by the Company in conformity with its past practices) as of the last day of the period then ended.

     (c) Each of the parties hereto will hold, and will cause its consultants and advisers to hold, in confidence all documents and information furnished to it by or on behalf of another party to this Agreement in connection with the transactions contemplated by this Agreement pursuant to the terms of that certain Confidentiality Agreement entered into between the Company and Parent dated October 5, 2000.

     SECTION 4.10. Certain Filings; Reasonable Best Efforts.

     (a) Subject to the terms and conditions herein provided, including Section 4.4(b), each of the parties hereto agrees to use reasonable best efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under Applicable Law to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to do the following, (i) cooperate in the preparation and filing of the Proxy Statement and the Form S-4 and any amendments thereto, any filings that may be required under the HSR Act and any filings under similar merger notification laws or regulations of Governmental Entities; (ii) obtain consents of all third parties and Governmental Entities necessary, proper, advisable or reasonably requested by Parent or the Company, for the consummation of the transactions contemplated by this Agreement; (iii) contest any legal proceeding opposing or otherwise adversely affecting to the Merger; and (iv) execute any additional instruments necessary to consummate the transactions contemplated hereby. Subject to the terms and conditions of this Agreement, Parent and Acquisition agree to use reasonable best efforts to cause the Effective Time to occur as soon as practicable after the Company shareholder vote and the Parent Shareholder vote with respect to the Merger. If at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement the proper officers and directors of each party hereto shall take all such necessary action.

     (b) Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, letters, white papers, memoranda, briefs, arguments, opinions or proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other foreign, federal, or state antitrust, competition, or fair trade law. In this regard but without limitation, each party hereto shall promptly inform the other of any material communication between such party and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other federal, foreign or state antitrust or competition Governmental Entity regarding the transactions contemplated herein.

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

     SECTION 4.11. Public Announcements. None of Parent, Acquisition or the Company shall issue any press release or otherwise make any public statements with respect to the transactions contemplated by this Agreement, including the Merger, or any Third Party Acquisition, without the prior consent of Parent and Acquisition (in the case of the Company) or the Company (in the case of Parent or Acquisition), which consent may not be unreasonably withheld, except (i) as may be required by Applicable Law, or by the rules and regulations of, or pursuant to any agreement with, the Nasdaq National Market, or (ii) following a change, if any, of the Company Board's recommendation of the Merger (in accordance with Section 4.4(b)). The first public announcement of this Agreement and the Merger shall be a joint press agreed upon by Parent, Acquisition and the Company.

     SECTION 4.12. Indemnification and Directors' and Officers' Insurance.

     (a) After the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless (and shall also advance expenses as incurred to the fullest extent permitted under Applicable Law to), to the extent not covered by insurance maintained by the Company, the Surviving Corporation or Parent, each person who is now or has been prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of the Company's subsidiaries (the "Indemnified Persons") against
(i) all losses, claims, damages, costs, expenses (including counsel fees and expenses), settlement, payments or liabilities arising out of or in connection with any claim, demand, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of its subsidiaries, whether or not pertaining to any matter existing or occurring at or prior to the Effective Time and whether or not asserted or claimed prior to or at or after the Effective Time ("Indemnified Liabilities"); and (ii) all Indemnified Liabilities based in whole or in part on or arising in whole or in part out of or pertaining to this Agreement or the transactions contemplated hereby, in each case to the fullest extent required or permitted under Applicable Law. Nothing contained herein shall make Parent, Acquisition, the Company or the Surviving Corporation, an insurer, a co-insurer or an excess insurer in respect of any insurance policies which may provide coverage for Indemnified Liabilities, nor shall this Section 4.12 relieve the obligations of any insurer in respect thereto. The parties hereto intend, to the extent not prohibited by Applicable Law, that the indemnification provided for in this Section 4.12 shall apply without limitation to negligent acts or omissions by an Indemnified Person. Each Indemnified Person is intended to be a third party beneficiary of this Section
4.12 and may specifically enforce its terms. This Section 4.12 shall not limit or otherwise adversely affect any rights any Indemnified Person may have under any agreement with the Company or under the Company's Articles of Association as presently in effect.

     (b) From and after the Effective Time, the Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of or prior to the date hereof (or indemnification agreements in the Company's customary form for directors joining the Company's Board of Directors prior to the Effective Time) and any indemnification provisions under the Company's Articles of Association as in effect immediately prior to the Effective Time. If Parent or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then in such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent assume the obligations set forth in this
Section 4.12.

     (c) For a period of six years after the Effective Time, Parent will maintain or cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company's directors' and officers' liability insurance policy (the "Insured Parties") on terms no less favorable to the Insured Parties than those of the Company's present directors' and officers' liability insurance policy; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (and if such premium is in excess of 200% of the annual premium, the Surviving Corporation shall only be required to maintain such coverage as is available for 200% of such annual premium); provided further, that, in lieu of maintaining such existing insurance as provided above, Parent, at its election, may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms are not materially less advantageous to the intended beneficiaries thereof than such existing insurance.

     (d) The provisions of this Section 4.12 are intended for the benefit of, and will be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person.

     SECTION 4.13. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which has caused or would be likely to cause any representation or warranty contained in this Agreement by such first party to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure by such first party to comply with or satisfy in any material respect any covenant condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 4.13 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     SECTION 4.14. Affiliates; Tax Representations.

     (a) Parent shall not be required to maintain the effectiveness of the S-4 for the purpose of resale of shares of Parent Common Stock by shareholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

     (b) The Company, on the one hand, and Parent and Acquisition, on the other hand, shall execute and deliver to legal counsel to the Company and Parent certificates substantially in the form of Exhibits E-1 and E-2, respectively at such time or times as reasonably requested by such legal counsel in connection with the delivery of opinions in accordance with Sections 5.2(d) and 5.3(e) hereof, or as required in connection with any filings with the SEC, and the Company and Parent shall each provide a copy thereof to the other parties hereto. The parties agree to make such changes to the certificates as they reasonably agree are necessary in connection with the delivery of such opinions. Prior to the Effective Time, none of the Company, Parent or Acquisition shall take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the representations in Exhibits E-1 or E-2. Unless the Company elects to waive the condition contained in Section 5.2(d), the Company agrees that it shall cause the exercise of all outstanding stock options of the Company necessary to allow such opinion to be rendered.

     SECTION 4.15. Additions to and Modification of Disclosure
Schedules. Concurrently with the execution and delivery of this Agreement, the Company has delivered a Company Disclosure Schedule and Parent has delivered a Parent Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, the Company shall deliver to Parent and Acquisition on the one hand, and Parent shall deliver to the Company on the other, such additions to or modifications of any Sections of the respective disclosure schedule necessary to make the information set forth therein true, accurate and complete in all material respects as soon as practicable after such information is available to such party after the date of execution and delivery of this Agreement; provided, however, that such disclosure shall not be deemed to constitute an exception to its representations and warranties under Article 2 or 3, respectively, nor limit the rights and remedies of Parent and Acquisition, on the one hand, or the Company on the other, under this Agreement for any breach by the Company of such representation and warranties.

     SECTION 4.16. Parent Board of Directors. Immediately prior to the Effective Time, the Board of Directors of Parent will take all necessary action to expand the size of its Board of Directors by two members and appoint to the Board of Directors of Parent, as of Effective Time, two current members of the Board of Directors of the Company selected by the Company who agree to serve in that capacity (the "New Directors"). Each New Director shall be assigned to the class whose term expires in 2001. Parent agrees to nominate each New Director for re-election at Parent's 2001 Annual General Meeting. The

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

provisions of this Section 4.16 shall survive the consummation of the Merger and are intended to benefit, and shall be enforceable by, the New Directors.

     SECTION 4.17. Certain Employee Matters.

     (a) For at least one year immediately following the Effective Time while employed by the Surviving Corporation or its subsidiaries, employees of the Surviving Corporation and its subsidiaries shall receive compensation in the aggregate at rates no less favorable to such employees than the rates of compensation paid by the Company or its subsidiaries to such employees on the date of this Agreement. Notwithstanding the foregoing, employees of the Surviving Corporation shall be subject to other personnel and compensation policies and practices of Parent in the same manner as the Parent's similarly situated employees. Further, Parent shall or shall cause the Surviving Corporation to provide benefits to employees of the Surviving Corporation that are no less favorable in the aggregate to benefits provided to similarly situated employees of Parent.

     (b) Parent shall or shall cause the Surviving Corporation to (i) recognize each employee's service with the Company or its subsidiaries for all purposes under such benefit plans and arrangements (other than for benefit accruals in any defined benefit plan) to the same extent that such service had been recognized by the Company or its subsidiaries for such purposes immediately prior to the Effective Time, (ii) waive any preexisting condition limitations (other than those limitations existing under the Company's welfare benefit plans prior to the date of this Agreement) under the employee welfare benefit plans of the Parent or the Surviving Corporation that would otherwise apply to employees of the Company or its subsidiaries and their respective dependents after the Effective Time, (iii) recognize the dollar amount of all expenses incurred by the employees of the Company or its subsidiaries and tier respective dependents in respect of the Company payment limitations for the applicable plan year under the corresponding employee welfare benefit plan of the Parent or the Surviving Corporation, and (iv) in furtherance of Section 14(b) of the Company's currently existing Code Section 423 plan, maintain the Company's currently existing Code
Section 423 plan until employees of the Surviving Corporation become eligible to participate in a Parent or Surviving Corporation Code Section 423 plan, at which time (1) all accumulated payroll deductions shall be applied toward the purchase of stock under the Company's existing Code Section 423 plan, and (2) thereafter all outstanding offering and purchase periods under the Company's currently existing Code Section 423 plan shall terminate and no new payroll deductions shall be withheld and no new offering or purchase periods shall begin.

     (c) Except as provided in this Section 4.17, nothing in this Agreement shall be construed to require Parent or Surviving Corporation to continue any Company Employee Plan or Employee Arrangement or to prevent amendment, modification or termination of any such plan (in whole or in part) thereof after the Effective Time.

                                   ARTICLE 5

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 5.1. Conditions to Each Party's Obligations to Effect the
Merger. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) this Agreement shall have been approved and adopted by the Company Requisite Vote and the Parent Requisite Vote;

          (b) no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any United States federal or state or foreign court or United States federal or state or foreign Governmental Entity that prohibits, restrains, enjoins or restricts the consummation of the Merger;

          (c) any waiting period applicable to the Merger under the HSR Act and the Companies Law shall have terminated or expired;
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

          (d) any governmental or regulatory notices, consents, approvals or other requirements necessary to consummate the transactions contemplated hereby and to operate the business of the Company and its subsidiaries after the Effective Time in all material respects as it was operated prior thereto (other than under the HSR Act) shall have been given, obtained or complied with, as applicable;

          (e) the parties shall have obtained approval of the Merger from the OCS, the Investment Center and the Israeli Commissioner of Restrictive Trade Practices if required by applicable law;

          (f) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received all state securities laws or "blue sky" permits and authorizations necessary to issue shares of Parent Common Stock in exchange for Shares in the Merger; and

          (g) Parent shall have received the Israel Securities Exemption.

     SECTION 5.2. Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations and warranties of Parent and Acquisition contained in this Agreement shall be true and correct (except to the extent that the aggregate of all breaches or inaccuracies thereof would not have a Material Adverse Effect on Parent) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification) and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two
     (2) executive officers of Parent and Acquisition;

          (b) each of the covenants and obligations of Parent and Acquisition to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, Parent and Acquisition shall have delivered to the Company a certificate to that effect, executed by two
     (2) executive officers of Parent and Acquisition;

          (c) the shares of Parent Common Stock issuable to the Company's shareholders pursuant to this Agreement and such other shares required to be reserved for issuance in connection with the Merger shall have been approved for quotation on the Nasdaq National Market, upon official notice of issuance;

          (d) the Company shall have received the opinion of Weil, Gotshal & Manges LLP, counsel to the Company, based on the representations of the Company, Parent and Acquisition in substantially the form attached hereto as Exhibits E-1 and E-2 respectively, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn or modified in any material respect; and

          (e) the Company shall have obtained the Israeli Income Tax Ruling.

     SECTION 5.3. Conditions to the Obligations of Parent and Acquisition. The respective obligations of Parent and Acquisition to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) the representations and warranties of the Company contained in this Agreement and in the Stock Option Agreement shall be true and correct (except to the extent that the aggregate of all breaches or inaccuracies thereof would not have a Material Adverse Effect on the Company) at and as of the Effective Time with the same effect as if made at and as of the Effective Time (except to the extent such representations specifically relate to an earlier date, in which case such representations shall be true and correct as of such earlier date, and in any event, subject to the foregoing Material Adverse Effect qualification), and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

          (b) each of the covenants and obligations of the Company to be performed at or before the Effective Time pursuant to the terms of this Agreement shall have been duly performed in all material respects at or before the Effective Time and, at the Closing, the Company shall have delivered to Parent and Acquisition a certificate to that effect, executed by two (2) executive officers of the Company;

          (c) Parent shall have received from each affiliate of the Company referred to in Sections 2.21 and 4.14(a) an executed copy of the letter attached hereto as Exhibit E;

          (d) Herzog, Fox & Neeman or counsel to the Company shall have delivered to Parent its written opinion (which may be based on such representations, warranties and certificates it deems reasonable and appropriate under the circumstances) as of the date that the Proxy Statement is first mailed to the Company's shareholders that the Merger will not constitute a taxable event to the Company, and such opinion shall not have been withdrawn or modified in any material respect;

          (e) Parent shall have received the opinion, based on the representations of the Company, Parent and Acquisition in substantially the form attached hereto as Exhibits E-1 and E-2 respectively, of Gibson, Dunn & Crutcher LLP, counsel to Parent and Acquisition to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn or modified in any material respect; and

          (f) the Company shall have received from the Israeli Income Tax Commissioner either (i) the Israeli Income Tax Ruling satisfactory to Parent in accordance with Section 4.6 or (ii) confirmation of the mechanism for withholding taxes in connection with the Merger, which mechanism shall be reasonably acceptable to Parent.

                                   ARTICLE 6

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time whether before or after approval and adoption of this Agreement by the shareholders of the Company and
Parent:

          (a) by mutual written consent of Parent, Acquisition and the Company;

          (b) by Parent and Acquisition or the Company if (i) any court of competent jurisdiction or other federal or state or foreign Governmental Entity shall have issued a final order, decree or ruling, or taken any other final action, restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become nonappealable or (ii) the Merger has not been consummated by March 31, 2001 (the "Final Date"); provided that no party may terminate this Agreement pursuant to this clause (ii) if such party's failure to fulfill any of its obligations under this Agreement shall have been a principal reason that the Effective Time shall not have occurred on or before said date;

          (c) by the Company if (i) there shall have been a breach of any representations or warranties on the part of Parent or Acquisition set forth in this Agreement or if any representations or warranties of Parent or Acquisition shall have become untrue such that the conditions set forth in Section 5.2(a) would be incapable of being satisfied by the Final Date, provided that the Company has not breached any of its obligations hereunder in any material respect; (ii) there shall have been a breach by Parent or Acquisition of any of their respective covenants or agreements hereunder having a Material Adverse Effect on Parent or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Merger, and Parent or Acquisition, as the case may be, has not cured such breach within five (5) business days after notice by the Company thereof, provided that the Company has not breached any of its obligations hereunder in any material respect; (iii) the Company shall have convened a meeting of its shareholders to vote upon the Merger in accordance with this Agreement and shall have failed to obtain the Company Requisite Vote at such meeting (including any adjournments thereof); (iv) Parent shall have ceased using reasonable best efforts to call, give notice of, or convene or hold a shareholders' meeting to vote on the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect the Merger; (v) Parent shall have convened a meeting of its shareholders to vote upon the Merger and shall have failed to obtain the Parent Requisite Vote at such meeting (including any adjournments thereof) or (vi) the Company Board has received a Superior Proposal, has complied with the provisions of Section 4.4(b), and has made the payment called for by Section 6.3(a)(1); or

          (d) by Parent and Acquisition if (i) there shall have been a breach of any representations or warranties on the part of the Company set forth in this Agreement or if any representations or warranties of the Company shall have become untrue such that the conditions set forth in Section 5.3(a) would be incapable of being satisfied by the Final Date, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (ii) there shall have been a breach by the Company of one or more of its covenants or agreements hereunder having a Material Adverse Effect on the Company (or, in the case of Section 4.4, any material breach thereof) or materially adversely affecting (or materially delaying) the ability of Parent, Acquisition or the Company to consummate the Merger, and the Company has not cured such breach within five (5) business days after notice by Parent or Acquisition thereof, provided that neither Parent nor Acquisition has breached any of their respective obligations hereunder in any material respect; (iii) the Company Board shall have recommended to the Company's shareholders a Superior Proposal; (iv) the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement or the Merger;
     (v) the Company shall have ceased using reasonable best efforts to call, give notice of, or convene or hold a shareholders' meeting to vote on the Merger as promptly as practicable after the date hereof or shall have adopted a resolution not to effect any of the foregoing; (vi) the Company shall have convened a meeting of its shareholders to vote upon the Merger and shall have failed to obtain the Company Requisite Vote at such meeting (including any adjournments thereof) or (vii) Parent shall have convened a meeting of its shareholders to vote upon the Merger in accordance with this Agreement and shall have failed to obtain the Parent Requisite Vote at such meeting (including any adjournments thereof).

     SECTION 6.2. Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void and have no effect without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders other than the provisions of this Section 6.2 and Sections 4.9(c) and 6.3 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any breach of this Agreement prior to such termination.

     SECTION 6.3. Fees and Expenses.

     (a)(1) In the event that this Agreement shall be terminated pursuant to:

          (i) Section 6.1(c)(vi) or 6.1(d)(iii);

          (ii) Section 6.1(c)(iii) or 6.1(d)(vi) and within six (6) months thereafter the Company enters into an agreement with respect to or consummates a Third Party Acquisition or a Third Party Acquisition occurs involving any Third Party who, at the time of such failure to obtain the Company Requisite Vote, shall have outstanding an offer of a plan or proposal with respect to any Third Party Acquisition by such Third Party (or any affiliate thereof);

          (iii) Section 6.1(d)(i) or (ii) arising out of a willful breach of a representation or warranty of the Company or an action by the Company or failure to take an action by the Company which results in a breach of a covenant by the Company and within six (6) months thereafter the Company enters into an agreement or consummates a Third Party Acquisition or a Third Party Acquisition occurs involving a Third Party who at the time of such breach shall have outstanding an offer of a plan or proposal with respect to such Third Party Acquisition by such Third Party (or an affiliate thereof:); or

          (iv) Section 6.1(d)(iv) or (v) and within six (6) months thereafter the Company enters into an agreement with respect to a Third Party Acquisition or a Third Party Acquisition occurs involving any Third Party (or any affiliate thereof);

Parent and Acquisition would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate Parent and Acquisition for such damages the Company shall pay to Parent the amount of Seventy-Five Million Dollars ($75,000,000), less any amounts previously paid pursuant to Section 6.3(b), as liquidated damages immediately upon the occurrence of the event described in this Section 6.3(a)(1) giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this
Section 6.3(a)(1) represents liquidated damages and not a penalty. The Company hereby waives any right to set-off or counterclaim against such amount.

     (2) In the event that this Agreement shall be terminated pursuant to:

          (i) Section 6.1(c)(iv) or (v) or Section 6.1(d)(vii) and within six
     (6) months thereafter Parent enters into an agreement with respect to a Parent Acquisition or a Parent Acquisition occurs involving any Parent Third Party (or any affiliate thereof); or

          (ii) Section 6.1(c)(i) or (ii) arising out of a willful breach of a representation or warranty of Parent or an action by Parent or failure to take an action by Parent which results in a breach of a covenant by Parent and within six (6) months thereafter Parent enters into an agreement or consummates a Parent Acquisition or a Third Party Acquisition occurs involving a Third Party who at the time of such breach shall have outstanding an offer of a plan or proposal with respect to such Parent Acquisition by such Parent Third Party (or an affiliate thereof:); the Company would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty. To compensate the Company for such damages Parent shall pay to the Company the amount of Eighty Million Dollars ($80,000,000), less any amounts previously paid pursuant to Section 6.3(c), as liquidated damages immediately upon the occurrence of the event described in this Section 6.3(a)(2) giving rise to such damages. It is specifically agreed that the amount to be paid pursuant to this Section 6.3(a)(2) represents liquidated damages and not a penalty. Parent waives any right to set-off or counterclaim against such amount.

          (iii) For the purposes of this Agreement, "Parent Acquisition" means the occurrence of any of the following events: (i) the acquisition of Parent by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than the Company or any affiliate thereof (a "Parent Third Party"); (ii) the acquisition by a Parent Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of Parent and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices; (iii) the acquisition by a Parent Third Party of thirty percent (30%) or more of the outstanding Parent Common Stock; (iv) the adoption by Parent of a plan of liquidation or the declaration or payment of an extraordinary dividend or
     (v) the repurchase by Parent or any of its subsidiaries of more than thirty percent (30%) of the outstanding Parent Common Stock.

     (b) Upon the termination of this Agreement pursuant to Section 6.1(d)(i),
(ii), (iii), (iv) or (v), in addition to any other remedies that Parent, Acquisition or their affiliates may have as a result of such termination (including pursuant to Section 6.3(a)(1)), the Company shall pay to Parent the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants).

     (c) Upon the termination of this Agreement pursuant to Section 6.1(c)(i),
(ii), (iv) or (v) in addition to any other remedies that the Company or its affiliates may have as a result of such termination (including pursuant to Section 6.3(a)(2)), Parent shall pay to the Company the amount of Five Million Dollars ($5,000,000) as reimbursement for the costs, fees and expenses incurred by any of them or on their behalf in connection with this Agreement, the Merger and the consummation of all transactions contemplated by this Agreement (including fees payable to investment bankers, counsel to any of the foregoing and accountants).

     (d) Except as specifically provided in this Section 6.3, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

     (e) The Company acknowledges that the agreements contained in this Article 6 (including this Section 6.3) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts required pursuant to Section 6.3 when due (including circumstances where, in order to obtain such payment Parent or Acquisition commences a suit that results in a final nonappealable judgment against the Company for such amounts), the Company shall pay to Parent or Acquisition (i) their costs and expenses (including attorneys' fees) in connection with such suit and (ii) interest on the amount that was determined to be due and payable hereunder at the rate announced by Chase Manhattan Bank as its "reference rate" in effect on the date such payment was required to be made.

     SECTION 6.4. Amendment. This Agreement may be amended by action taken by the Company, Parent and Acquisition at any time before or after approval of the Merger by the shareholders of the Company but after any such approval no amendment shall be made that requires the approval of such shareholders under Applicable Law without such approval. This Agreement (including, subject to Section 4.15, the Company Disclosure Schedule and the Parent Disclosure Schedule) may be amended only by an instrument in writing signed on behalf of the parties hereto.

     SECTION 6.5. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument, in writing, signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights except that (i) without the Company's consent, Parent and Acquisition may not waive compliance with Section 5.3(e) hereof and (ii) without Parent's consent, the Company may not waive compliance with Section 5.2(d) hereof.

                                   ARTICLE 7

                                 MISCELLANEOUS

     SECTION 7.1. Nonsurvival of Representations and Warranties. The representations and warranties made herein shall not survive beyond the Effective Time or a termination of this Agreement. This Section 7.1 shall not limit any covenant or agreement of the parties hereto that by its terms requires performance after the Effective Time.

     SECTION 7.2. Entire Agreement; Assignment. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Stock Option Agreement (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior and contemporaneous agreements and understandings both written and oral between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that Acquisition may assign any or all of its rights and obligations under this Agreement to any direct wholly owned subsidiary of Parent incorporated under the Companies Law, but no such assignment shall relieve Acquisition of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.3. Validity. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and to such end the provisions of this Agreement are agreed to be severable.

     SECTION 7.4. Notices. All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (A) in the case of personal delivery, on the date of such delivery, (B) in the case of telecopier, on the date sent if confirmation of receipt is received and such notice is also promptly mailed by registered or certified mail (return receipt requested), (C) in the case of a nationally-recognized overnight courier in circumstances under which such courier guarantees next business day delivery, on the next business day after the date when sent and (D) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted:

     if to Parent or Acquisition:

          Marvell Technology Group Ltd.
          645 Almanor Avenue
          Sunnyvale, CA 94086
          Telecopier: (408) 328-0918
          Attention: Corporate Counsel

     and

          Marvell Technology Group Ltd.
          645 Almanor Avenue
          Sunnyvale, CA 94086
          Telecopier: (408) 328-0918
          Attention: Chief Financial Officer

     with a copy to:

          Gibson, Dunn & Crutcher LLP
          One Montgomery Street
          Telesis Tower
          San Francisco, California 94104
          Telecopier: (415) 986-5309
          Attention: Kenneth R. Lamb

     if to the Company to:

          Galileo Technology Ltd.
          c/o Galileo Technology, Inc.
          142 Charcot Avenue
          San Jose, CA 95131
          Telecopier: (408) 367-1404
          Attention: Manuel Alba, President
     with a copy to:

          Weil, Gotshal & Manges LLP
          767 Fifth Avenue
          New York, New York 10153
          Telecopier: (212) 310-8007
          Attention: Stephen M. Besen

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

     SECTION 7.5. Governing Law and Venue; Waiver of Jury Trial.

     (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF PROVIDED, HOWEVER, THAT (i) ANY MATTER INVOLVING THE INTERNAL CORPORATE AFFAIRS OF COMPANY OR PARENT SHALL BE GOVERNED BY THE PROVISIONS OF THE JURISDICTIONS OF ITS INCORPORATION AND (ii) THE FORM AND CONTENT OF THE MERGER AND THE CONSEQUENCES THEREOF SHALL BE GOVERNED BY THE COMPANIES LAW. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

     (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of New York or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity.

     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH

PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5.

     SECTION 7.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 7.7. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns and, except as expressly provided herein, including in Sections 1.6, 4.12, 4.16, 4.17 and 7.2, nothing in this Agreement is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     SECTION 7.8. Certain Definitions. For the purposes of this Agreement the term:

          (a) "affiliate" means (except as otherwise provided in Sections 2.22, 3.14 and 4.14) a person that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with the first-mentioned person;

          (b) "Applicable Law" means, with respect to any person, any domestic or foreign, federal, state or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Entity existing as of the date hereof or as of the Effective Time applicable to such Person or any of its respective properties, assets, officers, directors, employees, consultants or agents.

          (c) "business day" means any day other than a day on which the Nasdaq National Market is closed;

          (d) "capital stock" means common stock, preferred stock, partnership interests, limited liability company interests or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof;

          (e) "knowledge" or "known" means, with respect to any matter in question, the actual knowledge of such matter of any executive officer, of the Company or Parent, as the case may be, and each of such person's shall be deemed to have actual knowledge of all books and records of the Company or Parent, as the case may be, to which they have reasonable access;

          (f) "include" or "including" means "include, without limitation" or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list;

          (g) "Material Adverse Effect" means on or with respect to the Company or Parent, as the case may be, any circumstance, change in, or effect on (or circumstance, change in, or effect involving a prospective change on) the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, that is, or is reasonably likely in the future to be, materially adverse to the operations, assets or liabilities (including contingent liabilities), earnings, prospects or results of operations, or the business (financial or otherwise), of the Company and its subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, as the case may be, excluding any such effect resulting from or arising in connection with (i) this Agreement, the transactions contemplated hereby or the announcement or pendency hereof or thereof, (ii) changes or conditions generally affecting the industries in which the Company and its subsidiaries, or the Parent and its subsidiaries, as the case may be, operate, (iii) changes in general economic, capital markets, regulatory or political conditions and (iv) shareholder class action litigation arising from allegations of a breach of fiduciary duty relating to this Agreement;

          (h) "person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other legal entity including any Governmental Entity; and

          (i) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 7.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of the Company or Parent or Acquisition or any officer, director, employee, agent, representative or investor of any party hereto.

     SECTION 7.10. Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

     SECTION 7.11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

                                          MARVELL TECHNOLOGY GROUP LTD.

                                          By: /s/ SEHAT SUTARDJA
                                          --------------------------------------
                                          Name: Sehat Sutardja
                                          Title:  President and Chief Executive
                                          Officer
                                          Date:  October 16, 2000

                                          GALILEO TECHNOLOGY LTD.

                                          By: /s/ AVIGDOR WILLENZ
                                          --------------------------------------
                                          Name: Avigdor Willenz
                                          Title:  Chief Executive Officer
                                          Date:  October 16, 2000

                                          TOSHACK ACQUISITIONS LTD.

                                          By: /s/ SEHAT SUTARDJA
                                          --------------------------------------
                                          Name: Sehat Sutardja
                                          Title:  President and Chief Executive
                                          Officer
                                          Date:  October 16, 2000

  [SIGNATURE PAGE TO AGREEMENT OF MERGER BY AND AMONG MARVELL TECHNOLOGY GROUP
                                     LTD.,
             GALILEO TECHNOLOGY LTD. AND TOSHACK ACQUISITIONS LTD.]

                               AMENDMENT NO. 1 TO


                              AGREEMENT OF MERGER



     THIS AMENDMENT NO. 1 TO AGREEMENT OF MERGER (this "Amendment"), dated as of December 11, 2000, is among GALILEO TECHNOLOGY LTD., an Israeli corporation (the "Company"), MARVELL TECHNOLOGY GROUP LTD., a Bermuda corporation ("Parent") and TOSHACK ACQUISITIONS LTD., an Israeli corporation and a direct wholly-owned subsidiary of Parent ("Acquisition"), and amends that certain Agreement of Merger, dated as of October 16, 2000, among the Company, Acquisition and Parent (the "Agreement"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.



     The Company, Acquisition and Parent, pursuant to Section 6.4 of the Agreement, hereby agree to amend the Agreement as follows upon the terms and conditions set forth herein:



          1. The first sentence of Section 1.4(a) of the Agreement is hereby deleted in its entirety and replaced with the following:



          "At the Effective Time, by virtue of the Merger and without any further action by Parent, the Company, Acquisition, or any shareholder of Parent, Company and Acquisition, each ordinary share of the Company, par value NIS 0.01 per share (individually "Share" and collectively the "Shares"), issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the Company's treasury, (ii) Shares held by Parent or Acquisition and (iii) Shares held by any subsidiary of the Company) shall, by virtue of the Merger and without any action on the part of Acquisition, the Company or the holder thereof, be exchanged into and shall become a number of fully paid and nonassessable shares of common stock, par value $0.002 per share, of Parent ("Parent Common Stock") equal to the Exchange Ratio (as defined below) (the "Merger Consideration")."



          2. Section 1.4(d) of the Agreement is hereby deleted in its entirety and replaced with the following:



          "At the Effective Time, (i) each Share held in the treasury of the Company, (ii) each Share held by Parent and Acquisition, and (iii) each Share held by any subsidiary of the Company immediately prior to the Effective Time shall remain outstanding, shall not be exchanged under
     Section 1.4(a) hereof and no shares of Parent Common Stock shall be delivered with respect thereto."



          3. This Amendment may be executed in any number of counterparts, each such counterpart constituting an original and all of which when taken together shall constitute one and the same instrument.



          4. This Amendment shall be construed in connection with and as part of the Agreement and all terms, conditions, representations, warranties, covenants and agreements set forth in the Agreement, except as herein amended, are hereby ratified and confirmed and are and shall remain in full force and effect.



                            [signature page follows]

     IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.



                                          MARVELL TECHNOLOGY GROUP LTD.



                                          By: /s/ SEHAT SUTARDJA
                                            ------------------------------------


                                          Sehat Sutardja


                                          President and Chief Executive Officer



                                          GALILEO TECHNOLOGY LTD.



                                          By: /s/ MIKE TATE
                                            ------------------------------------


                                          Name: Mike Tate


                                          Title: Chief Financial Officer



                                          TOSHACK ACQUISITIONS LTD.



                                          By: /s/ SEHAT SUTARDJA
                                            ------------------------------------


                                          Sehat Sutardja


                                          President and Chief Executive Officer

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     This STOCK OPTION AGREEMENT, dated as of October 16, 2000, is by and between MARVELL TECHNOLOGY GROUP LTD., a Bermuda corporation ("Grantee"), and GALILEO TECHNOLOGY LTD., an Israeli corporation ("Issuer").

                                    RECITALS

     A. Grantee, Toshack Acquisition, Ltd., an Israeli corporation ("Acquisition") and Issuer are simultaneously entering into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that upon the terms and subject to the conditions thereof, Acquisition (as the target company (Chevrat Ha 'Ya'ad)) will be merged with and into Issuer (as the absorbing company (HaChevra Ha 'Koletet)) (the "Merger").

     B. As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to enter into this Stock Option Agreement, which provides, among other things, that Issuer grant to Grantee an option to purchase ordinary shares of Issuer, NIS 0.01 per share ("Issuer Shares"), upon the terms and subject to the conditions provided for herein.

     NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Stock Option Agreement and the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

     1. Grant of Option. Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase 5,371,720 shares of Issuer Shares (or such other number of Issuer Shares as equals 12.5% of the outstanding Issuer Shares immediately prior to the time of exercise) (the "Option Shares"), in the manner set forth below, at an exercise price of $55.10 per share of Issuer Shares, subject to adjustment as provided below (the "Option Price"). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Merger Agreement.

     2. Exercise of Option.

     (a) Subject to the satisfaction or waiver of the conditions set forth in
Section 9 of this Stock Option Agreement, prior to the termination of this Stock Option Agreement in accordance with its terms, Grantee may exercise the Option, in whole or in part, at any time or from time to time on or after the occurrence of a Triggering Event (as defined below). The Option shall terminate and not be exercisable at any time following the Expiration Date (as defined in Section
11). The term "Triggering Event" means the time immediately prior to the termination of the Merger Agreement pursuant to Section 6.3(a)(1) thereof as a result of which the Issuer could become obligated to pay the fee specified in
Section 6.3(a).

     (b) In the event Grantee wishes to exercise the Option at such time as the Option is exercisable and has not terminated, Grantee shall deliver written notice (the "Exercise Notice") to Issuer specifying its intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (a "Closing") not less than one (1) nor more than thirty (30) business days after the later of (i) the date such Exercise Notice is given and (ii) the expiration or termination of any waiting period pursuant to applicable law; provided that if the applicable waiting period has not expired or terminated by the Expiration Date, the Expiration Date shall be extended until two (2) business days after the applicable waiting period has expired or terminated (but in no event longer than three (3) months beyond the original Expiration Date). If after the occurrence of a Triggering Event and prior to the Expiration Date (x) any person or group (other than Grantee and its affiliates) shall have acquired thirty percent (30%) or more of the then outstanding shares of Issuer Shares (a "Share Acquisition"), or (y) Issuer shall have entered into a written definitive agreement with any person or group (other than Grantee and its affiliates) providing for a Company Acquisition (as defined below), then Grantee, in lieu of exercising the Option, shall have the right at any time thereafter (for so long as the

Option is exercisable under Section 2(a) hereof) to request in writing that Issuer pay, and promptly (but in any event not more than five (5) business days) after the giving by Grantee of such request, Issuer shall pay to Grantee, in cancellation of the Option (which shall upon such payment be deemed surrendered by Grantee and extinguished), an amount in cash (the "Cancellation Amount") equal to the lesser of :

          (i)(A) the excess over the Option Price of the greater of (x) the last sale price of a share of Issuer Shares as reported on the Nasdaq National Market on the last trading day prior to the date of the Exercise Notice, and (y)(1) the highest price per share of Issuer Shares offered to be paid or paid by any such person or group pursuant to or in connection with such Share Acquisition or Company Acquisition or (2) if such Company Acquisition consists of a purchase and sale of assets, the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with a Company Acquisition, divided by the number of shares of Issuer Shares then outstanding, multiplied by (B) the number of Option Shares then covered by the Option; and

          (ii) Five Million Dollars ($5,000,000).

     If all or a portion of the price per share of Issuer Shares offered, paid or payable or the aggregate consideration offered, paid or payable for the stock or assets of Issuer, each as contemplated by the preceding sentence, consists of noncash consideration, such price or aggregate consideration shall be the cash consideration, if any, plus the fair market value of the non-cash consideration as determined jointly by the investment bankers of Issuer and the investment bankers of Grantee.

     (c) Notwithstanding any other provision of this Stock Option Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) exceed $80 million and, if it otherwise would exceed such amount, Grantee, at its sole election, shall either (i) deliver to the Issuer for cancellation shares of Issuer Shares previously purchased by Grantee, (ii) pay cash or other consideration to the Issuer or (iii) undertake any combination thereof, so that Grantee's Total Profit shall not exceed $80 million after taking into account the foregoing actions. As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes ) of the following: (A) the amount paid by the Issuer pursuant to Section 2(b) of this Stock Option Agreement, (B) the amounts received by Grantee pursuant to the sale of Registrable Securities (as hereinafter defined) (or any other securities into which such securities are converted or exchanged) to any unaffiliated party, less Grantee's purchase price for such shares, and (C) the aggregate amount received by Grantee from the Issuer pursuant to Section 6.3 of the Merger Agreement.

     (d) Notwithstanding any other provision of this Stock Option Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of the related Exercise Notice, result in a Notional Total Profit (as defined below) of more than $80 million, and, if exercise of the Option otherwise would exceed such amount, Issuer, at its discretion, may increase the Exercise Price for that number of Option Shares set forth in the Exercise Notice so that the Notional Total Profit shall not exceed $80 million. As used herein, the term "Notional Total Profit" with respect to any number of Option shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of the related Exercise Notice assuming that the Option were exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for Issuer Shares of the close of business on the immediately preceding trading day (less customary brokerage commissions).

     (e) Notwithstanding anything in this Stock Option Agreement, the Option may not be exercised if Grantee or Acquisition has willfully breached any of its representations and warranties or has taken an action or failed to take an action which results in a breach of a covenant by Grantee or Acquisition contained in the Merger Agreement.

     (f) As used herein, "Company Acquisition" means the occurrence of any of the following events: (i) the acquisition of Issuer by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Grantee, Acquisition or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of any material portion (which shall include thirty percent (30%) or more) of the assets of Issuer and its subsidiaries taken as a whole, other than the sale of its products in the ordinary course of business consistent with past practices;
(iii) the acquisition by a Third Party of thirty percent (30%) or more of the outstanding Issuer Shares; (iv) the adoption by the Issuer of a plan of liquidation or the declaration or payment of an extraordinary dividend or (v) the repurchase by the Issuer or any of its subsidiaries of more than thirty percent (30%) of the outstanding Shares.

     3. Payment of Option Price and Delivery of Certificate. Any Closings under
Section 2 of this Stock Option Agreement shall be held at the principal executive offices of the Issuer, or at such other place as Issuer and Grantee may agree. At any Closing hereunder, (a) Grantee or its designee will make payment to Issuer of the aggregate price for the Option Shares being so purchased by delivery of a certified check, official bank check or wire transfer of funds pursuant to Issuer's instructions payable to Issuer in an amount equal to the product obtained by multiplying the Option Price by the number of Option Shares to be purchased, and (b) upon receipt of such payment Issuer will deliver to Grantee or its designee a certificate or certificates representing the number of validly issued, fully paid and non-assessable Option Shares so purchased, in the denominations and registered in such names designated to Issuer in writing by Grantee.

     4. Registration and Listing of Option Shares.

     (a) Issuer will, if requested by Grantee at any time or from time to time within one (1) year following the Exercise Date (as defined in Section 12 below) (the "Registration Period"), in order to permit the sale or other disposition of the Option Shares that have been acquired by Grantee upon exercise of the Option ("Registrable Securities"), register under the Securities Act of 1933, as amended (the "Act"), the offering, sale and delivery, or other disposition, of the Registrable Securities. Any such Registration Notice must relate to a number of Registrable Securities equal to at least forty percent (40%) of the Option Shares, unless the remaining number of Registrable Securities is less than such amount, in which case Grantee shall be entitled to exercise its rights hereunder but only for all of the remaining Registrable Securities (a "Permitted Offering"). Grantee's rights hereunder shall terminate at such time as Grantee shall be entitled to sell all of the remaining Registrable Securities pursuant to Rule 144(k) under the Act. Issuer will use all reasonable efforts to qualify any Registrable Securities Grantee desires to sell or otherwise dispose of under applicable state securities or "blue sky" laws; provided, however, that Issuer shall not be required to qualify to do business or consent to general service of process in any jurisdiction by reason of this provision. Without Grantee's prior written consent, no other securities may be included in any such registration. Issuer will use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties that are required therefor and to keep such registration statement effective for a period of ninety (90) days from the day such registration statement first becomes effective. The obligations of Issuer hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods not exceeding ninety (90) days during any one-year period in the aggregate if the Board of Directors of Issuer shall have determined in good faith that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of nonpublic information that would materially and adversely affect Issuer, or Issuer is required under the Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement. Grantee shall be entitled to make up to two (2) requests under this Section 4(a). For purposes of determining whether the two (2) requests have been made under this Section 4(a), only requests relating to a registration statement that has become effective under the Act will be counted.

     (b) If, during the Registration Period, Issuer shall propose to register under the Act the offering, sale and delivery of Issuer Shares for cash for its own account or for any other shareholder of Issuer pursuant to a firm underwriting, it will, in addition to Issuer's other obligations under this
Section 4, allow Grantee the right to participate in such registration so long as Grantee participates in such underwriting; provided, however, that, if the managing underwriter of such offering advises Issuer in writing that in its opinion the number of shares of Issuer Shares requested to be included in such registration exceeds the number that it would be in the best interests of Issuer to sell in such offering, Issuer will, after fully including therein all shares of Issuer Shares to be sold by Issuer, include the shares of Issuer Shares requested to be included therein by Grantee pro rata (based on the number of shares of Issuer Shares requested to be included therein) with the shares of Issuer Shares requested to be included therein by persons other than Issuer and persons to whom Issuer owes a contractual obligation (other than any director, officer or employee of Issuer to the extent any such person is not currently owed such contractual obligation).

     (c) The expenses associated with the preparation and filing of any registration statement pursuant to this Section 4 and any sale covered thereby (including any fees related to blue sky qualifications and filing fees in respect of SEC or the National Association of Securities Dealers, Inc.) ("Registration Expenses") will be paid by Issuer, except for underwriting discounts or commissions or brokers' fees in respect of shares of Issuer Shares to be sold by Grantee and the fees and disbursements of Grantee's counsel; provided, however, that Issuer will not be required to pay for any Registration Expenses with respect to such registration if the registration request is subsequently withdrawn at the request of Grantee unless Grantee agrees to forfeit its right to request one registration; provided further, however, that, if at the time of such withdrawal Grantee has learned of a material adverse change in the results of operations, condition, business or prospects of Issuer not known to Grantee at the time of the request and has withdrawn the request within a reasonable period of time following disclosure by Issuer to Grantee of such material adverse change, then Grantee shall not be required to pay any of such expenses and shall not forfeit such right to request one registration. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to filed hereunder.

     (d) In connection with each registration under this Section 4, Issuer shall indemnify and hold each holder of Option or Option Shares participating in such offering (a "Holder"), its underwriters and each of their respective affiliates harmless against any and all losses, claims, damage, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursements of counsel and accountants), joint or several, to which such Holder, its underwriters and each of their respective affiliates may become subject, under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any registration statement (including any prospectus therein), or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, other than such losses, claims, damages, liabilities or expenses (or actions in respect thereof) that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by a Holder to Issuer expressly for use in such registration statement.

     (e) In connection with any registration statement pursuant to this Section 4, each Holder agrees to furnish Issuer with such information concerning itself and the proposed sale or distribution as shall reasonably be required in order to ensure compliance with the requirements of the Act and shall provide representations and warranties customary for selling shareholders who are unaffiliated with the Issuer. In addition, Grantee and each Holder shall indemnify and hold Issuer, its underwriters and each of their respective affiliates harmless against any and all losses, claims, damages, liabilities and expenses (including, without limitation, investigation expenses and fees and disbursement of counsel and accountants), joint or several, to which Issuer, its underwriters and each of their respective affiliates may become subject under the Act or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in written information furnished by any Holder to Issuer expressly for use in such registration statement; provided, however, that in no event shall any indemnification amount contributed by a Holder hereunder exceed the net proceeds of the offering received by such Holder.

     (f) Upon the exercise of the Option, Issuer will promptly list the Option Shares for which the Option was exercised with the Nasdaq National Market System or on such national or other exchange on which the shares of Issuer Shares are at the time listed.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

          (a) Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel and has requisite power and authority to enter into and perform its obligations under this Stock Option Agreement.

          (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorized this Stock Option Agreement or to consummate the transactions contemplated hereby. The Board of Directors of Issuer has duly approved the issuance and sale of the Option Shares, upon the terms and subject to the conditions contained in this Stock Option Agreement, and the consummation of the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Issuer and constitutes a legal, valid and binding obligation of Issuer enforceable against Issuer in accordance with its terms.

          (c) Issuer has taken all necessary action to authorize and reserve for issuance and to permit it to issue, and at all times from the date of this Stock Option Agreement through the date of expiration of the Option will have reserved for issuance upon exercise of the Option, a sufficient number of authorized shares of Issuer Shares for issuance upon exercise of the Option, each of which, upon issuance pursuant to this Stock Option Agreement and when paid for as provided herein, will be validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, charges, encumbrances and security interests (other than those imposed by Grantee or applicable law).

          (d) The execution, delivery and performance of this Stock Option Agreement by Issuer and the consummation by it of the transactions contemplated hereby except as required by the HSR Act and any material foreign competition authorities (if applicable), and, with respect to
     Section 4 hereof, compliance with the provisions of the Act and any applicable state or securities laws, and the approvals of the Office of the Chief Scientist and the Investment Center of the Ministry of Industry and Commerce of the State of Israel, do not require the consent, waiver, approval, license or authorization of or result in the acceleration of any obligation under, or constitute a default under, any term, condition or provision of the memorandum of association and articles of association (and other governing documents), or any indenture, mortgage, lien, lease, agreement, contract, instrument, order, judgment, ordinance, regulation or decree or any restriction to which Issuer or any property of Issuer or its subsidiaries is bound, except where failure to obtain such consents, waivers, approvals, licenses or authorizations or where such acceleration or defaults could not, individually or in the aggregate, reasonably be expected to adversely affect Grantee's rights hereunder or to have a Material Adverse Effect on Issuer.

     6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

          (a) Grantee is a corporation duly organized, validly existing and in good standing under the laws of Bermuda, and has the requisite power and authority to enter into and perform its obligations under this Stock Option Agreement.

          (b) The execution and delivery of this Stock Option Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of Grantee are necessary to authorize this Stock Option Agreement or to consummate the transactions contemplated hereby. This Stock Option Agreement has been duly and validly executed and delivered by Grantee and, assuming this Stock Option Agreement has been duly executed and delivered by Issuer, constitutes a valid and binding obligation of Grantee enforceable against Grantee in accordance with its terms.

          (c) Grantee is acquiring the Option and it will acquire the Option Shares issuable upon the exercise thereof for its own account and not with a view to the distribution or resale thereof in any manner not in accordance with applicable law.

     7. Covenants of Grantee. Grantee agrees not to transfer or otherwise dispose of the Option or the Option Shares, or any interest therein, except that Grantee may transfer or dispose of the Option Shares so long as such transaction is in compliance with the Act and any applicable state securities law. Grantee further agrees to the placement of the following legend on the certificates) representing the Option Shares (in addition to any legend required under applicable state securities laws):

     "THE SHARES REPRESENTED BY THIS CERTIFICATE (A) HAVE NOT BEEN REGISTERED UNDER EITHER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE FOREIGN OR STATE LAW GOVERNING THE OFFER AND SALE OF SECURITIES. NO TRANSFER OR OTHER DISPOSITION OF THESE SHARES, OR OF ANY INTEREST THEREIN, MAY BE MADE EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH OTHER FOREIGN OR STATE LAWS OR PURSUANT TO EXEMPTIONS FROM REGISTRATION UNDER THE ACT, SUCH OTHER FOREIGN OR STATE LAWS, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER AND (B) ARE SUBJECT TO ISSUER'S RIGHTS TO REPURCHASE THE SHARES IN ACCORDANCE WITH THE TERMS OF SECTION 12 OF THAT CERTAIN STOCK OPTION AGREEMENT, DATED AS OF OCTOBER 16, 2000, BETWEEN ISSUER AND MARVELL TECHNOLOGY GROUP LTD."

     8. HSR Compliance Efforts. Grantee and Issuer shall take, or cause to be taken, all reasonable action to consummate and make effective the transactions contemplated by this Stock Option Agreement, including, without limitation, reasonable efforts to obtain any necessary consents of third parties and governmental agencies and the filing by Grantee and Issuer promptly of any required HSR Act notification forms and the documents required to comply with the HSR Act.

     9. Certain Conditions. The obligation of Issuer to issue Option Shares under this Stock Option Agreement upon exercise of the Option shall be subject to the satisfaction or waiver of the following conditions:

          (a) any waiting periods applicable to the acquisition of the Option Shares by Grantee pursuant to this Stock Option Agreement under the HSR Act and any material foreign laws shall have expired or been terminated and all regulatory approvals for the issuance of the Option Shares shall have been obtained and be in full force and effect; and

          (b) no statute, rule or regulation shall be in effect, and no order, decree or injunction entered by any court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall be in effect that prohibits the exercise of the Option or acquisition or issuance of Option Shares pursuant to this Stock Option Agreement.

     10. Adjustments Upon Changes in Capitalization. In the event of any change in the number of issued and outstanding shares of Issuer Shares by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of Issuer, Grantee shall receive, upon exercise of the Option, the stock or other securities, cash or property to which Grantee would have been entitled if Grantee had exercised the Option and had been a holder of record of shares of Issuer Shares on the record date fixed for determination of holders of shares of Issuer Shares entitled to receive such stock or other securities, cash or property and the Option Price shall be adjusted appropriately.

     11. Expiration. The Option shall expire at the earlier of (x) the Effective Time (as defined in the Merger Agreement), (y) the termination of the Merger Agreement in accordance with its terms, other than as a result of the occurrence of a Triggering Event and (z) 5:00 p.m., California time, on the day that is the six (6) month anniversary of the date on which the Merger Agreement has been terminated in accordance with the terms thereof as a result of the occurrence of a Triggering Event (such expiration date is referred to as the "Expiration Date").

     12. Issuer Call. If Grantee has acquired Option Shares pursuant to exercise of the Option (the date of any closing relating to such exercise herein referred to as an "Exercise Date") and there shall not be pending any Company Acquisition that is subject to the affirmative vote of the shareholders of the Issuer (that has not been voted upon) involving a Third Party who, at any time during the period ending six (6) months following the date hereof, had outstanding an offer or proposal with respect to a Company Acquisition, then, at any time after the six (6) months following the date of grant hereof and prior to six (6) months following such Exercise Date, Issuer, subject to applicable law, may require Grantee, upon delivery to Grantee of written notice, to sell to Issuer all (but not less than all) Option Shares held by Grantee as of the date of such notice. Subject to Section 2(c) hereof, the per share purchase price for such purchase (the "Issuer Call Price") shall be equal to (A) the Option Price, plus (B) interest on the Option Price at a rate of 10% per annum (computed on the basis of a 360-day year of twelve 30-day months) for the period from the Exercise Date to the closing of such sale of Option Shares, less (C) any dividends paid on the Option Shares to be purchased by Issuer pursuant to this Section 12. The closing of any sale of Option Shares pursuant to this Section 12 shall take place at the principal offices of Grantee at a time and on a date designated by Issuer in the aforementioned notice to Grantee, which date shall be no more than thirty (30) days and no less than one (1) business day from the date of such notice. The Issuer Call Price shall be paid in immediately available funds.

     13. General Provisions.

     (a) Survival. All of the representations, warranties and covenants contained herein shall survive a Closing and shall be deemed to have been made as of the date hereof and as of the date of each Closing.

     (b) Further Assurances. If Grantee exercises the Option, or any portion thereof, in accordance with the terms of this Stock Option Agreement, Issuer and Grantee will execute and deliver all such further documents and instruments and use all reasonable efforts to take all such further action as may be necessary in order to consummate the transactions contemplated thereby.

     (c) Severability. It is the desire and intent of the parties that the provisions of this Stock Option Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Stock Option Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Stock Option Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

     (d) Assignment; Transfer of Stock Option. This Stock Option Agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that Issuer and Grantee, without the prior written consent of the other party, shall not be entitled to assign or otherwise transfer any of its rights or obligations hereunder and any such attempted assignment or transfer shall be void; provided, further, that Grantee shall be entitled to assign or transfer this Stock Option Agreement or any rights hereunder to any wholly-owned subsidiary of Grantee so long as such wholly-owned subsidiary agrees in writing to be bound by the terms and provisions hereof.

     (e) Specific Performance. The parties agree and acknowledge that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party would be without an adequate remedy at law. The parties therefore agree that in the event of a breach of any provision of this Stock Option Agreement, the aggrieved party shall be entitled to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of such provisions. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

     (f) Amendments. This Stock Option Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Grantee and Issuer.

     (g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

     If to Grantee:

          Marvell Technology Group Ltd.
          645 Almanor Avenue
          Sunnyvale, CA 94086
          Telecopier: (408) 328-0918
          Attention: Corporate Counsel

     with a copy to:

          Gibson, Dunn & Crutcher LLP
          One Montgomery Street
          Telesis Tower
          San Francisco, California 94104
          Telecopier: (415) 374-8427
          Attention: Kenneth R. Lamb

     If to Issuer:

          Galileo Technology Ltd.
          c/o Galileo Technology, Inc.
          142 Charcot Avenue
          San Jose, CA 95131
          Telecopier: (408) 367-1404
          Attention: Manuel Alba, President

     with a copy to:

          Weil, Gotshal & Manges LLP
          767 Fifth Avenue
          New York, New York 10153
          Telecopier: (212) 310-8007
          Attention: Stephen M. Besen

     (h) Headings. The headings contained in this Stock Option Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Stock Option Agreement.

     (i) Counterparts. This Stock Option Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

     (j) Governing Law and Venue; Waiver of Jury Trial.

          (1) THIS STOCK OPTION AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF, EXCEPT FOR MATTERS OF CORPORATE LAW CONCERNING THE RESPECTIVE PARTIES, WHICH SHALL BE

     GOVERNED BY THE RESPECTIVE CORPORATE LAWS OF THEIR JURISDICTION OF INCORPORATION. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Stock Option Agreement and of the documents referred to in this Stock Option Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Stock Option Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13(g) or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof.

          (2) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS STOCK OPTION AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS STOCK OPTION AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(i).

     (k) Entire Agreement. This Stock Option Agreement and the Merger Agreement, and any documents and instruments referred to herein and therein, constitute the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, and all contemporaneous oral agreements and understandings, between the parties with respect to the subject matter hereof and thereof. Nothing in this Stock Option Agreement shall be construed to give any person other than the parties to this Stock Option Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Stock Option Agreement or any provision contained herein.

     (l) Expenses. Except as otherwise provided in this Stock Option Agreement, each party shall pay its own expenses incurred in connection with this Stock Option Agreement and the transactions contemplated hereby.

     IN WITNESS WHEREOF, the parties have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          MARVELL TECHNOLOGY GROUP LTD.

                                          By: /s/ SEHAT SUTARDJA
                                            ------------------------------------
                                          Name: Sehat Sutardja
                                          Title: President and Chief Executive
                                          Officer

                                          GALILEO TECHNOLOGY LTD.

                                          By: /s/ AVIGDOR WILLENZ
                                            ------------------------------------
                                          Name: Avigdor Willenz
                                          Title: Chief Executive Officer

           [SIGNATURE PAGE TO MARVELL/GALILEO STOCK OPTION AGREEMENT]

                 APPENDIX C -- OPINION OF GOLDMAN, SACHS & CO.


GOLDMAN, SACHS & CO.


PERSONAL AND CONFIDENTIAL

October 16, 2000

Board of Directors
Marvell Technology Group Ltd.
Richmond House
3rd Floor
12 Par la Ville Road
Hamilton, HM DX, Bermuda

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Marvell Technology Group Ltd. (the "Company") of the exchange ratio of 0.674 (the "Exchange Ratio") shares of Common Stock, par value $0.002 per share (the "Shares"), of the Company to be exchanged for each Ordinary Share, par value New Israeli Shekels 0.01 per share (the "Galileo Shares"), of Galileo Technology Ltd. ("Galileo") pursuant to the Agreement of Merger, dated as of October 16, 2000, among the Company, Toshack Acquisitions, Ltd., a wholly-owned subsidiary of the Company, and Galileo (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of its initial public offering of 6,900,000 Shares in June 2000, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Galileo for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-1, including the Prospectus contained therein dated June 26, 2000, relating to the Company's initial public offering of 6,900,000 Shares; the Quarterly Report on Form 10-Q of the Company for the quarter ended July 31, 2000; the Annual Report on Form 20-F of Galileo for the year ended December 31, 1999; the Registration Statement on Form F-1, including the Prospectus contained therein dated July 28, 1997, relating to Galileo's initial public offering of 6,900,000 Galileo Shares; the Reports on Form 6-K of Galileo for the months of June 2000 and August 2000; certain other communications from the Company and Galileo to their respective stockholders; and certain internal financial analyses and forecasts for Galileo prepared by the management of Galileo. We also have held discussions with members of the senior management of the Company and Galileo regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Galileo Shares, which like many technology-related stocks have been and are likely to continue to be subject to significant short-term price and trading volatility, compared certain financial and stock market information for the Company and Galileo with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. You have informed us that the Company has not prepared current forecasts of its future financial performance for the calendar year 2001 or beyond. As a result, our review of such matters was limited to discussions with senior management of the Company regarding certain reports and estimates of research analysts, including one report for the Company that you instructed us to use for purposes of rendering this opinion and that, in the judgment of the Company's management, represented the best currently available estimates of the future financial performance of the Company. In addition, for purposes of analyzing the future financial performance of Galileo and rendering this opinion, you instructed us to use the report of a certain research analyst that, in the judgment of the Company's management, represented the best currently available estimates of the future financial performance of Galileo. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Galileo or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,


/s/ Goldman, Sachs & Co.

------------------------------------

GOLDMAN, SACHS & CO.

                 APPENDIX D -- OPINION OF SALOMON SMITH BARNEY

October 16, 2000

Board of Directors
Galileo Technology Ltd.
D.N. Misgav
Moshav Manof, 20184

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Galileo Technology Ltd. (the "Company") of the Exchange Ratio (as defined below) in connection with the Merger (as defined below) contemplated by the Agreement of Merger (the "Merger Agreement") to be entered into by the Company, Marvell Technology Group Ltd. ("Parent") and Toshack Acquisitions Ltd., a wholly owned subsidiary of Parent ("Merger Sub").

     As more specifically set forth in the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the "Merger"), and each issued and outstanding Ordinary Share other than certain Ordinary Shares owned by Parent or the Company, will be converted into the right to receive 0.674 (the "Exchange Ratio") shares of the common stock, par value $0.002 per share (the "Parent Common Stock"), of Parent.

     In arriving at our opinion, we reviewed a draft of the Merger Agreement dated October 7, 2000, and held discussions with certain senior officers, directors and other representatives and advisors of each of the Company and Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent, as well as certain financial forecasts and other information and data for the Company and Parent which were provided to or otherwise discussed with us by the managements of the Company and Parent, including information relating to certain strategic implications and operational benefits anticipated to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Ordinary Shares and the Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the historical and projected capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other similar transactions recently effected that we considered relevant in evaluating the Exchange Ratio and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us and have further relied upon the assurances of the managements of the Company and Parent that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of the Company and Parent that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent. We express no view with respect to such forecasts and other information and data or the assumptions on which they were based. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes pursuant to Section 368 of the Code (as defined in the Merger

Agreement). We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. You have advised us, and we have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have assumed with your permission that the terms of the Merger set forth in the Merger Agreement are in compliance with Israeli law. We have further assumed that the Merger will be consummated in a timely fashion in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent to the Merger contained in the Merger Agreement.

     Our opinion, as set forth herein, relates to the relative values of the Company and Parent. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued in the Merger or the price at which the Parent Common Stock will trade subsequent to the announcement of the execution of the Merger Agreement or the effective time of the Merger. We were not requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion necessarily is based upon information available to us and financial, stock market and other conditions and circumstances existing and disclosed to us as of the date hereof.

     Salomon Smith Barney Inc. is acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable only upon the consummation of the Merger. We have in the past provided and currently are providing investment banking services to the Company unrelated to the Merger, for which we have received and will receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company and Parent and their respective affiliates.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the Merger and our opinion is not intended to be and does not constitute a recommendation of the Merger to the Company or a recommendation to any stockholder as to how such stockholder should vote on any matters relating to the Merger.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holder of the Ordinary Shares.

                                          Very truly yours,

                                          /s/ SALOMON SMITH BARNEY INC.
                                          --------------------------------------
                                          SALOMON SMITH BARNEY INC.

                      APPENDIX E -- DESCRIPTION OF MARVELL

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............     E-2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     E-4
BUSINESS....................................................     E-13
MANAGEMENT..................................................     E-30
CERTAIN TRANSACTIONS........................................     E-37
MARVELL AUDITED FINANCIAL STATEMENTS........................      F-1 to
                                                              Appendix E

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, Marvell's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this joint proxy statement/prospectus. The statements of operations data for the years ended January 31, 1998, 1999 and 2000, and the balance sheet data as of January 31, 1999 and 2000, are derived from, and are qualified by reference to, Marvell's audited consolidated financial statements which are included elsewhere in this joint proxy statement/ prospectus. The statements of operations data for the years ended January 31, 1996 and 1997, and the balance sheet data as of January 31, 1996, 1997 and 1998 are derived from financial statements that are not included in this joint proxy statement/prospectus. The statements of operations data for the nine months ended October 31, 1999 and 2000, and the balance sheet data as of October 31, 2000 are derived from Marvell's unaudited financial statements which are included elsewhere in this joint proxy statement/prospectus. In the opinion of Marvell's management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Marvell's results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See Note 1 of the notes to Marvell's consolidated financial statements for an explanation of the determination of the number of shares used to compute per share amounts.


     You should read the following tables in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that is included in this joint proxy statement/prospectus beginning at page E-4.


                                                                                      NINE MONTHS ENDED
                                                 YEAR ENDED JANUARY 31,                  OCTOBER 31,
                                     ----------------------------------------------   -----------------
                                      1996     1997      1998      1999      2000      1999      2000
                                     ------   -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenue........................  $  210   $   190   $   625   $21,253   $81,375   $54,379   $98,051
Cost of product revenue............      --        --       312    10,103    33,773    22,189    45,259
                                     ------   -------   -------   -------   -------   -------   -------
Gross profit.......................     210       190       313    11,150    47,602    32,190    52,792
Operating expenses:
  Research and development.........     480     1,350     5,018     5,837    14,452     9,084    23,366
  Marketing and selling............      12       618     1,671     4,631    10,436     7,256    15,381
  General and administrative.......      92       468     1,028     1,190     3,443     2,228     4,277
  Amortization of stock
     compensation..................      --        --        --        42     2,175       565     6,627
                                     ------   -------   -------   -------   -------   -------   -------
     Total operating expenses......     584     2,436     7,717    11,700    30,506    19,133    49,651
                                     ------   -------   -------   -------   -------   -------   -------
Operating income (loss)............    (374)   (2,246)   (7,404)     (550)   17,096    13,057     3,141
Interest income, net...............      19        94         6        74       330       124     2,845
                                     ------   -------   -------   -------   -------   -------   -------
Income (loss) before income
  taxes............................    (355)   (2,152)   (7,398)     (476)   17,426    13,181     5,986
Provision for income taxes.........      --         1        46       483     4,356     3,295     1,496
                                     ------   -------   -------   -------   -------   -------   -------
Net income (loss)..................  $ (355)  $(2,153)  $(7,444)  $  (959)  $13,070   $ 9,886   $ 4,490
                                     ------   -------   -------   -------   -------   -------   -------
Basic net income (loss) per
  share............................  $(0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.32   $  0.25   $  0.07
Diluted net income (loss) per
  share............................  $(0.02)  $ (0.08)  $ (0.24)  $ (0.03)  $  0.16   $  0.12   $  0.05
Shares used in computing basic net
  income (loss) per share..........  20,738    25,593    30,436    32,470    41,094    39,188    60,343
Shares used in computing diluted
  net income (loss) per share......  20,738    25,593    30,436    32,470    81,545    80,413    90,667

                                                             AS OF JANUARY 31,
                                               ----------------------------------------------   OCTOBER 31,
                                                1996     1997      1998      1999      2000        2000
                                               ------   -------   -------   -------   -------   -----------
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................  $1,264   $ 4,763   $ 3,307   $ 5,515   $16,600    $115,824
Working capital..............................   1,188     4,426     2,682     6,865    22,611     122,502
Total assets.................................   1,364     5,267     5,291    16,563    46,500     170,796
Notes payable to bank and capital lease
  obligations, less current portion..........      30        --        21       897        36          --
Mandatorily redeemable convertible preferred
  stock......................................   1,383     7,176    13,465    17,524    22,353          --
Total shareholders' equity (deficit).........    (126)   (2,289)   (9,578)   (9,350)    7,940     138,741

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the "Selected Consolidated Financial Data" and related notes thereto, the "Unaudited Pro Forma Combined Condensed Financial Information" and related notes thereto, the "Marvell Audited Financial Statements" and "Marvell's Financial Statements for the Quarter Ended October 31, 2000" included elsewhere in this joint proxy statement/prospectus.


     Marvell designs, develops and markets integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. Marvell was founded in 1995, and its business has grown rapidly since its inception. Marvell is a fabless integrated circuit company, which means that it relies on independent, third-party contractors to perform manufacturing, assembly and test functions. This approach allows Marvell to focus on designing, developing and marketing its products and significantly reduces the amount of capital Marvell needs to invest in manufacturing products.

     Marvell began shipping its first generation read channel products in volume in June 1998. Marvell began volume shipments of preamplifier products in June 1999. In December 1999, Marvell introduced its first generation product for Fast Ethernet applications, which began shipping and generating revenue in March 2000. In May 2000, Marvell introduced its Alaska(TM) Gigabit Ethernet over copper transceiver, which began shipping and generating revenue in July 2000. Marvell's data storage products have historically accounted for more than 90% of its quarterly sales, with the balance derived from sales of its data communications products. Marvell expects to remain dependent on continued sales of data storage products for a majority of its revenue until Marvell is able to diversify revenue through the increase in sales of recently introduced products, and the addition of new, data communications products.


     Historically, a relatively small number of customers have accounted for a significant portion of Marvell's revenue. Sales to its five largest customers accounted for 86% and 89% of Marvell's revenue for the three months and nine months ended October 31, 2000, and Marvell expects to continue to experience significant customer concentration from direct sales to key customers. In addition, a significant portion of Marvell's products are sold to customers overseas. Sales to customers in Asia accounted for 96% of Marvell's revenue for the nine months ended October 31, 2000. Because many manufacturers and subcontractors of data storage and data communications devices are located in Asia, Marvell expects that a majority of its revenue will continue to be represented by sales to customers in that region. All of Marvell's sales have been denominated in U.S. dollars.


     Marvell's sales have historically been made on the basis of purchase orders rather than long-term agreements. In addition, the sales cycle for its products is long, which may cause Marvell to experience a delay between the time it incurs expenses and the time it generates revenue from these expenditures. Marvell expects to increase its research and development, marketing and selling, and general and administrative expenditures as it seeks to expand its operations. Marvell anticipates that the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and Marvell's operating results for that quarter and future quarters would be adversely affected.

RESULTS OF OPERATIONS


     The following table sets forth, for the years ended January 31, 2000, 1999 and 1998 and for the nine months ended October 31, 2000 and 1999, information derived from Marvell's statements of income expressed as a percentage of net revenue.



                                                                                  NINE MONTHS
                                                                                     ENDED
                                                     YEAR ENDED JANUARY 31,        OCTOBER 31
                                                   --------------------------    --------------
                                                     1998      1999     2000     1999     2000
                                                   --------    -----    -----    -----    -----
Net revenue......................................     100.0%   100.0%   100.0%   100.0%   100.0%
Cost of goods sold...............................      49.9     47.5     41.5     40.8     46.2
                                                   --------    -----    -----    -----    -----
Gross profit.....................................      50.1     52.5     58.5     59.2     53.8
Operating expenses:
  Research and development.......................     802.9     27.5     17.8     16.7     23.8
  Marketing and selling..........................     267.4     21.8     12.8     13.3     15.7
  General and administrative.....................     164.5      5.6      4.2      4.1      4.4
  Amortization of stock compensation.............        --      0.2      2.7      1.0      6.8
                                                   --------    -----    -----    -----    -----
          Total operating expenses...............    1234.8     55.1     37.5     35.1     50.7
                                                   --------    -----    -----    -----    -----
Operating income.................................  (1,184.7)    (2.6)    21.0     24.1      3.1
Interest income..................................       1.0      0.3      0.4      0.2      2.9
                                                   --------    -----    -----    -----    -----
Income before income taxes.......................  (1,183.7)    (2.3)    21.4     24.3      6.0
Provision for income taxes.......................      (7.4)    (2.3)    (5.4)    (6.1)    (1.5)
                                                   --------    -----    -----    -----    -----
Net income.......................................  (1,191.1)%   (4.6)%   16.0%    18.2%     4.5%


YEARS ENDED JANUARY 31, 1998, 1999 AND 2000

     Net Revenue. Marvell recognizes revenue upon shipment of product to its customers, net of accruals for estimated sales returns and allowances. Net revenue increased from $625,000 in fiscal 1998 to $21.3 million in fiscal 1999, and to $81.4 million in fiscal 2000. Fiscal 1998 revenue included approximately $197,000 of revenue derived from a research and development contract. Revenue in fiscal 1999 reflects commencement of volume shipments of Marvell's read channel products. Revenue increased from fiscal 1999 to fiscal 2000 primarily as a result of continued market acceptance of its read channel products and commencement of volume shipment of its preamplifier products. Although average selling prices declined by approximately 20% from fiscal 1999 to fiscal 2000, the volume of units shipped increased from approximately 5.1 million units in fiscal 1999 to 24.9 million units in fiscal 2000. Sales of read channel products increased from $21.2 million in fiscal 1999 to $76.0 million in fiscal 2000, while sales of preamplifier products increased from $8,000 in fiscal 1999 to $5.4 million in fiscal 2000. Marvell expects that the rate of growth of its revenue from sales of data storage products will be considerably lower in fiscal 2001 than the rate of growth it experienced in fiscal 1999 and fiscal 2000.

     Cost of Product Revenue. Cost of product revenue consists primarily of the costs of manufacturing, assembly and test of integrated circuit devices and related overhead costs, and compensation and associated costs related to manufacturing support, logistics and quality assurance personnel. Gross profit, which equals product revenue, excluding $197,000 in revenue for the year ended January 31, 1998 related to a research and development contract, less cost of product revenue, as a percentage of revenue, increased from 27.1% in fiscal 1998, to 52.5% in fiscal 1999, and to 58.5% in fiscal 2000. The increase in gross profit in fiscal 1999 was primarily due to the substantial increase in sales from $625,000 in fiscal 1998 to $21.3 million in fiscal 1999. The increase in gross profit in fiscal 2000 was primarily due to the substantial increase in sales from $21.3 million in fiscal 1999 to $81.4 million in fiscal 2000, and a reduction in product costs per unit in fiscal 2000 of approximately 15%. Marvell expects its gross profit to decrease as a percentage of revenue due to increased pricing pressures from its customers as well as from its competitors and due to potential cost increases resulting from limited foundry capacity.

     Product costs per unit declined in fiscal 2000 due to a general decrease in the prices charged by contract manufacturers of integrated circuits because of the availability of capacity within the integrated circuit manufacturing industry, as well as improvements in the manufacturing yields achieved through the third quarter of fiscal 2000. Marvell experienced a decline in its yields in the fourth quarter of fiscal 2000 due to the initial production ramp up of its newest, more complex, read channel products.

     Research and Development. Research and development expense consists primarily of compensation and associated costs relating to development personnel, prototype costs, depreciation expenses and allocated occupancy costs for these operations. Research and development expense was $5.0 million, or 802.9% of revenue, for fiscal 1998, $5.8 million, or 27.5% of revenue, for fiscal 1999, and $14.5 million, or 17.8% of revenue, for fiscal 2000. The fiscal 1999 to fiscal 2000 increases in absolute dollars were primarily due to increases of $3.6 million for the hiring of additional development personnel, $813,000 for prototype wafer costs and services, $593,000 for mask and reticle costs and $537,000 for depreciation expense arising from significant purchases of computer aided design software tools. Marvell expects that research and development expense will increase substantially in absolute dollars in future periods and as a percentage of revenue in fiscal 2001 as it develops new products, engages in other product development initiatives and increases its number of research and development personnel.

     Marketing and Selling. Marketing and selling expense consists primarily of compensation and associated costs relating to marketing and selling personnel, sales commissions to independent sales representatives, promotional and other marketing expenses, and allocated occupancy costs for these operations. Marketing and selling expense was $1.7 million, or 267.4% of revenue, for fiscal 1998, $4.6 million or 21.8% of revenue, for fiscal 1999, and $10.4 million, or 12.8% of revenue, for fiscal 2000. The year-to-year increases in absolute dollars were due primarily to the hiring of additional personnel and a resulting increase in salary and related costs of approximately $2.3 million from fiscal 1999 to fiscal 2000, increased sales commissions of approximately $1.8 million from fiscal 1999 to fiscal 2000, and increased costs of approximately $627,000 from fiscal 1999 to fiscal 2000 related to expanding its sales and marketing activities as Marvell broadened its customer and product base. Marvell expects that marketing and selling expense will increase substantially in absolute dollars and as a percentage of revenue in fiscal 2001 as it hires additional personnel, expands its sales and marketing efforts, particularly in broadband data communications, and pays increased sales commissions.

     General and Administrative. General and administrative expense consists primarily of compensation and associated costs relating to general and administrative personnel, professional fees and allocated occupancy costs for these operations. General and administrative expense was $1.0 million, or 164.5% of revenue, for fiscal 1998, $1.2 million, or 5.6% of revenue, for fiscal 1999, and $3.4 million or 4.2% of revenue, for fiscal 2000. The year-to-year increases in absolute dollars were due primarily to the hiring of additional personnel and a resulting increase in salary and related costs of approximately $1.6 million from fiscal 1999 to fiscal 2000, and increased legal, accounting and consulting fees of approximately $403,000 from fiscal 1999 to fiscal 2000. Marvell expects that general and administrative expense will continue to increase in absolute dollars as Marvell hires additional personnel and incurs costs associated with being a public company. Marvell also expects its consulting expenses to increase as a result of post implementation support costs associated with its new enterprise resource planning system which is currently being installed. Marvell expects general and administrative expense to fluctuate as a percentage of revenue due to changes in its sales volume and the fluctuating use of consultants for post implementation support associated with its enterprise resource planning system.

     Amortization of Stock Compensation. In connection with the grant of stock options to its employees and directors, Marvell recorded deferred stock compensation of approximately $14.1 million, which is being amortized under the accelerated method over the option vesting period. Amortization expense was $42,000, or 0.2% of total revenue for fiscal 1999, and $2.2 million, or 2.7% of total revenue for fiscal 2000. The increase in expense was due to deferred stock compensation recorded in fiscal 2000.

     Interest Income, Net. Interest income, net reflects interest earned on cash and cash equivalents and investment balances, offset by interest on notes payable to bank and capital lease obligations. Interest income, net was $6,000 in fiscal 1998, $76,000 in fiscal 1999, and $330,000 in fiscal 2000. In each year, the increase in interest income, net was primarily due to interest earned on higher invested cash balances.

     Provision for Income Taxes. Marvell has accrued income taxes at an effective tax rate of 25% since achieving consolidated profitability in fiscal 2000. The difference between this rate and the federal rate of 35% is due to the lower tax rates imposed on its operations in Bermuda and Singapore and to the benefits realized from research and development credits in the United States, offset by potential taxes on the portion of Bermuda income that may be considered to be effectively connected with the conduct of a trade or business in the United States. Marvell's operations in Singapore are subject to a statutory tax rate of 26%. Marvell has an undertaking from the government of Bermuda that it will not be subject to tax on its income and capital gains in Bermuda until March 28, 2016.


NINE MONTHS ENDED OCTOBER 31, 2000 AND OCTOBER 31, 1999



     Net Revenue. Marvell recognizes revenue upon shipment of product to its customers, net of accruals for estimated sales returns and allowances. In March 2000, Marvell entered into its first distribution agreement to support its sales and marketing activities in the data communications market. Marvell defers recognition of product revenue on sales made through distributors until the distributor sells the product to a customer. Net revenue for the nine months ended October 31, 2000 was $98.1 million, an increase of $43.7 million or 80% from net revenue of $54.4 million for the nine months ended October 31, 1999. The increases primarily reflect increased volume shipments of the data storage products and data communications products. Although average selling prices for data storage products declined by approximately 12% from the nine months ended October 31, 1999 to the nine months ended October 31, 2000, the volume of units shipped increased from approximately 15.8 million units in the nine months ended October 31, 1999 to approximately 29.5 million units in the nine months ended October 31, 2000. The decrease in average selling prices was primarily due to a product mix change caused by an increase in preamplifier products shipped, which have a lower average selling price than Marvell's read channel products, and to a lesser extent, a decrease in average selling prices for its read channel products. Sales of read channel products increased from $52.6 million in the nine months ended October 31, 1999 to $80.5 million for the nine months ended October 31, 2000. Sales of preamplifier products increased from $1.8 million in the nine months ended October 31, 1999 to $8.8 million in the nine months ended October 31, 2000. Marvell expects that the rate of growth of its revenue from sales of data storage products will be considerably lower for the remainder of fiscal 2001 than the rate of growth it experienced in fiscal 2000.



     Cost of Product Revenue. Cost of goods sold consists primarily of the costs of manufacturing, assembly and test of integrated circuit devices and related overhead cost, and compensation and associated costs related to manufacturing support, logistics and quality assurance personnel. Gross profit, which equals net revenue less cost of goods sold, as a percentage of revenue, decreased from 59.2% in the nine months ended October 31, 1999 to 53.8% in the nine months ended October 31, 2000. The decrease in gross profit percentage was due to average selling prices for the data storage products decreasing at a quicker rate than product costs per unit, and an increase in preamplifier product revenues, which contribute a lower gross profit than both read channel and data communication products. Marvell's gross profits may decrease as a percentage of revenue in future periods due to changes in the mix of products sold, increased pricing pressures from its customers as well as from its competitors and potential cost increases resulting from limited foundry capacity. Marvell expects that some of its new data communications products will contribute more gross profit than products which have been in the market for longer periods of time and that face greater competition as a result.



     Research and Development. Research and development expense consists primarily of compensation and associated costs relating to development personnel, prototype wafer and related product tape-out costs, depreciation expense and allocated occupancy costs for these operations. Research and development expense increased from $9.1 million, or 16.7% of net revenue, for the nine months ended October 31, 1999 to $23.4 million, or 23.8% of net revenue, for the nine months ended October 31, 2000. The increase in absolute dollars and as a percentage of net revenue was primarily due to the hiring of additional development personnel and a resulting increase in salary and related costs, increased spending for prototype and related product tape-out costs for new product initiatives, increased depreciation expense, and increased facility and other allocable expenses. Marvell expects that research and development expense will increase in absolute dollars in future quarters as it develops new products and increases its number of research and development personnel.


     Marketing and Selling. Marketing and selling expense consists primarily of compensation and associated costs relating to marketing and selling personnel, sales commissions to independent sales representatives, promotional and other marketing expenses, and allocated occupancy costs for these operations. Marketing and selling expense increased from $7.3 million, or 13.3% of net revenue, for the nine months ended October 31, 1999 to $15.4 million, or 15.7% of net revenue, for the nine months ended October 31, 2000. The increase in absolute dollars and as a percentage of net revenue was primarily due to the hiring of additional personnel and a resulting increase in salary and related costs, increased sales commissions on increased net revenues, increases in trade show, advertising and other promotional expenses as Marvell broadened its customer and product base, and increased facility and other allocable expenses. Marvell expects that marketing and selling expenses will increase in absolute dollars in future quarters as it hires additional personnel, expands its sales and marketing efforts, particularly in data communications, and pays increased sales commissions.



     General and Administrative. General and administrative expense consists primarily of compensation and associated costs relating to general and administrative personnel, professional fees and allocated occupancy cost for these operations. General and administrative expense increased from $2.2 million, or 4.1% of net revenue, for the nine months ended October 31, 1999 to $4.3 million, or 4.4% of net revenue, for the nine months ended October 31, 2000. The increase in absolute dollars was primarily due to the hiring of additional personnel and a resulting increase in salary and related costs, increased legal and accounting fees, increased recruiting expenses and increased facility and other allocable expenses. Marvell expects that general and administrative expenses will increase in absolute dollars in future quarters as it hires additional personnel, incurs consulting costs for post implementation support for its new enterprise resource planning system and incurs legal and other costs associated with being a public company and expanding its operations.



     Amortization of Stock Compensation. In connection with the grant of stock options to its employees and directors, Marvell recorded deferred stock compensation of approximately $19.9 million. Marvell is amortizing this amount under the accelerated method over the option vesting period, which resulted in amortization expense of $6.6 million for the nine months ended October 31, 2000 as compared to $565,000 for the nine months ended October 31, 1999.



     Interest Income, Net. Interest income, net for the nine months ended October 31, 2000 was $2.8 million as compared to $124,000 for the nine months ended October 31, 1999. The net proceeds from the initial public offering of common stock, which were received on June 30, 2000, contributed to the increase in net interest income.



     Provision for Income Taxes. Marvell has accrued income taxes at an effective tax rate of 25% since achieving consolidated profitability in fiscal 2000. The difference between this rate and the federal rate of 35% is due to the lower tax rates imposed on its operations in Bermuda and Singapore and to the benefits realized from research and development credits in the United States, offset by potential taxes on the portion of Bermuda income that may be considered to be effectively connected with the conduct of a trade or business in the United States. Marvell's operations in Singapore are subject to a statutory tax rate of 26%. The Economic Development Board of Singapore granted Marvell pioneer status in July 2000, for a period of six years commencing July 1, 1999, which will reduce the amount of taxes we pay in Singapore. Marvell has an undertaking from the government of Bermuda that it will not be subject to tax on its income and capital gains in Bermuda until March 28, 2016.

LIQUIDITY AND CAPITAL RESOURCES


     Since its inception, Marvell has financed operations through a combination of private sales of convertible preferred stock, and bank loan and capital lease financing arrangements. Beginning in fiscal 2000, Marvell has financed its operations from net cash flow from operations and proceeds from its initial public offering. At October 31, 2000, Marvell had $122.5 million in working capital and $115.8 million in cash and cash equivalents.



     Marvell used cash in its operating activities in the amount of $6.8 million in fiscal 1998 and $2.9 million in fiscal 1999. In fiscal 1998, cash used for operating activities was attributable primarily to Marvell's net loss. In fiscal 1999, cash used for operating activities was attributable to Marvell's net loss and a significant increase in accounts receivable and inventory, partially offset by increases in accounts payable and accrued liabilities. Accounts receivable and inventory increased as a result of the significant increase in revenue in fiscal 1999, particularly in the fourth quarter. Accounts payable and accrued liabilities increased as a result of an overall increase in Marvell's inventory levels and operating expenses as Marvell's business has grown. Marvell's operating activities provided cash in the amount of $12.6 million in fiscal 2000. The increase in cash was primarily a result of Marvell's net income for the period and increases in accounts payable, accrued liabilities and income taxes payable, partially offset by increases in accounts receivable and inventory. Accounts receivable and inventory increased as a result of the significant increase in revenue in fiscal 2000. Accounts payable increased as a result of an overall increase in Marvell's inventory levels and operating expenses as Marvell's business has grown. The increase in income taxes payable is due to the increasing amount of income earned. The balance of Marvell's accounts receivable at each period-end varies, primarily due to the timing of Marvell's shipments within the period. Marvell has not experienced any material collection difficulties. Marvell's operating activities provided cash in the amount of $9.9 million for the nine months ended October 31, 2000. The increase in cash was primarily a result of Marvell's net income and non- cash charges for depreciation and stock compensation amortization for the period, and increases in accounts payable and accrued liabilities partially offset by increases in accounts receivable, inventory and prepaid expenses. Accounts payable increased as a result of an increase in Marvell's inventory levels as Marvell broadened its product base, particularly in broadband data communications, and increased lead times for the procurement of inventories from Marvell's foundries.



     Marvell used cash in its investing activities in the amount of $1.0 million in fiscal 1998, $1.6 million in fiscal 1999, $6.8 million in fiscal 2000, and $8.0 million for the nine months ended October 31, 2000, in each case attributable to purchases of property and equipment.



     Net cash provided by financing activities was $6.4 million in fiscal 1998, $6.7 million in fiscal 1999, $5.3 million in fiscal 2000 and $97.3 million for the nine months ended October 31, 2000. In fiscal 1998, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock. In fiscal 1999, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock, the financing of property and equipment, and the exercise of stock options. In fiscal 2000, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock and the exercise of warrants to purchase convertible preferred stock and the exercise of stock options, partially offset by the repayment of notes payable to Marvell's bank. In the first nine months of fiscal 2001, cash provided by financing activities was primarily attributable to proceeds from Marvell's initial public offering in June 2000.



     Marvell leases equipment and software under leases with three-year terms. Marvell intends to exercise purchase options at the end of the lease terms for a minimal cost. Marvell also anticipates spending up to $15.0 million during the next twelve months for test and other equipment and software. Marvell leases its facilities under non-cancelable operating leases, which expire through June 2005. Marvell entered into a new lease commitment on June 1, 2000 for approximately 31,000 square feet of supplemental office space adjacent to its existing office space in Sunnyvale, California, with occupancy scheduled for December 2000, pending completion of leasehold improvements being made to the facility.


     Marvell's relationships with its foundries allows Marvell to cancel all outstanding purchase orders, but requires Marvell to pay the foundries for expenses incurred in connection with the purchase orders through the date of cancellation. As of October 31, 2000, Marvell's foundries had incurred approximately $8.7 million of manufacturing expenses on Marvell's outstanding purchase orders.


     Marvell believes that its existing cash balances will be sufficient to meet its capital requirements for at least the next 12 months. After this period, capital requirements will depend on many factors, including the rate of sales growth, market acceptance of Marvell's products, costs of securing access to adequate manufacturing capacity, the timing and extent of research and development projects and increases in Marvell's operating expenses. To the extent existing cash balances and cash from operations are insufficient to fund Marvell's future activities, Marvell may need to raise additional funds through public or private equity or debt financing. Although Marvell is currently not a party to any agreement or letter of intent with respect to a potential acquisition or strategic arrangement other than the merger with Galileo, Marvell may enter into acquisitions or strategic arrangements in the future which could require Marvell to seek additional equity or debt financing. Additional funds may not be available on terms favorable to Marvell or at all.

QUARTERLY RESULTS OF OPERATIONS


     The following tables present unaudited quarterly results, in dollars and as a percentage of net revenue, for each of the nine quarters in the period ended July 31, 2000. The Company believes this information reflects all adjustments, consisting only of normal recurring adjustments, that they consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.


                                                                    QUARTER ENDED
                               ---------------------------------------------------------------------------------------
                               JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
                                 1998        1998          1999         1999        1999        1999          2000
                               --------   -----------   -----------   ---------   --------   -----------   -----------
                                                                   (IN THOUSANDS)
Net revenue..................  $ 1,862      $5,081        $13,844      $14,056    $16,860      $23,463       $26,996
Cost of product revenue......    1,099       2,757          5,962        6,195      7,120        8,874        11,584
                               -------      ------        -------      -------    -------      -------       -------
Gross profit.................      763       2,324          7,882        7,861      9,740       14,589        15,412
Operating expenses:
  Research and development...    1,098       1,377          1,911        2,422      2,946        3,716         5,368
  Marketing and selling......      821       1,238          1,885        1,961      2,511        2,784         3,180
  General and
    administrative...........      224         271            441          651        784          793         1,215
  Amortization of stock
    compensation.............       --          12             30           80        156          329         1,610
                               -------      ------        -------      -------    -------      -------       -------
    Total operating
      expenses...............    2,143       2,898          4,267        5,114      6,397        7,622        11,373
                               -------      ------        -------      -------    -------      -------       -------
Operating income (loss)......   (1,380)       (574)         3,615        2,747      3,343        6,967         4,039
Interest income..............       51          28             19           52         72          129           233
Interest expense.............       (9)        (72)           (19)         (29)       (59)         (41)          (27)
                               -------      ------        -------      -------    -------      -------       -------
Income (loss) before income
  taxes......................   (1,338)       (618)         3,615        2,770      3,356        7,055         4,245
Provision for income taxes...      (30)        (40)          (413)        (692)      (839)      (1,764)       (1,061)
                               -------      ------        -------      -------    -------      -------       -------
Net income (loss)............  $(1,368)     $ (658)       $ 3,202      $ 2,078    $ 2,517      $ 5,291       $ 3,184
                               =======      ======        =======      =======    =======      =======       =======

                                  QUARTER ENDED
                               --------------------
                               APRIL 30,   JULY 31,
                                 2000        2000
                               ---------   --------
                                  (IN THOUSANDS)
Net revenue..................   $29,664    $32,175
Cost of product revenue......    13,180     15,080
                                -------    -------
Gross profit.................    16,484     17,095
Operating expenses:
  Research and development...     6,118      7,812
  Marketing and selling......     4,084      5,595
  General and
    administrative...........     1,504      1,427
  Amortization of stock
    compensation.............     2,261      2,223
                                -------    -------
    Total operating
      expenses...............    13,967     17,057
                                -------    -------
Operating income (loss)......     2,517         38
Interest income..............       242        795
Interest expense.............        (2)        (1)
                                -------    -------
Income (loss) before income
  taxes......................     2,757        832
Provision for income taxes...      (689)      (208)
                                -------    -------
Net income (loss)............   $ 2,068    $   624
                                =======    =======

                                        QUARTER ENDED AS A PERCENTAGE OF NET REVENUE
                                 -----------------------------------------------------------
                                 JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                   1998        1998          1999         1999        1999
                                 --------   -----------   -----------   ---------   --------
Net revenue....................   100.0%       100.0%        100.0%       100.0%      100.0%
Cost of product revenue........    59.1         54.3          43.1         44.1        42.2
                                  -----        -----         -----        -----      ------
Gross profit...................    40.9         45.7          56.9         55.9        57.8
Operating expenses:
  Research and development.....    59.0         27.1          13.7         17.2        17.5
  Marketing and selling........    44.1         24.4          13.6         14.0        14.9
  General and administrative...    12.0          5.4           3.2          4.6         4.7
  Amortization of stock
    compensation...............      --          0.2           0.2          0.6         0.9
                                  -----        -----         -----        -----      ------
    Total operating expenses...   115.1         57.1          30.7         36.4        38.0
                                  -----        -----         -----        -----      ------
Operating income (loss)........   (74.2)       (11.4)         26.2         19.5        19.8
Interest income................     2.7          0.6           0.1          0.4         0.4
Interest expense...............    (0.5)        (1.4)         (0.1)        (0.2)       (0.3)
                                  -----        -----         -----        -----      ------
Income (loss) before income
  taxes........................   (72.0)       (12.2)         26.2         19.7        19.9
Provision for income taxes.....    (1.6)        (0.8)         (3.0)        (4.9)       (5.0)
                                  -----        -----         -----        -----      ------
Net income (loss)..............   (73.6)%      (13.0)%        23.2%        14.8%       14.9%
                                  =====        =====         =====        =====      ======

                                   QUARTER ENDED AS A PERCENTAGE OF NET REVENUE
                                 ------------------------------------------------
                                 OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                    1999          2000         2000        2000
                                 -----------   -----------   ---------   --------
Net revenue....................     100.0%        100.0%       100.0%       100%
Cost of product revenue........      37.8          42.9         44.4       46.9
                                    -----         -----        -----      -----
Gross profit...................      62.2          57.1         55.6       53.1
Operating expenses:
  Research and development.....      15.8          19.9         20.6       24.3
  Marketing and selling........      11.9          11.8         13.8       17.4
  General and administrative...       3.4           4.5          5.1        4.4
  Amortization of stock
    compensation...............       1.4           6.0          7.6        6.9
                                    -----         -----        -----      -----
    Total operating expenses...      32.5          42.2         47.1       53.0
                                    -----         -----        -----      -----
Operating income (loss)........      29.7          14.9          8.5        0.1
Interest income................       0.5           0.9          0.8        2.5
Interest expense...............      (0.2)         (0.1)        (0.0)      (0.0)
                                    -----         -----        -----      -----
Income (loss) before income
  taxes........................      30.0          15.7          9.3        2.6
Provision for income taxes.....      (7.5)         (3.9)        (2.3)      (0.6)
                                    -----         -----        -----      -----
Net income (loss)..............      22.5%         11.8%         7.0%       2.0%
                                    =====         =====        =====      =====


QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS


     Interest Rate Risk. Marvell's cash equivalents are exposed to financial market risk due to fluctuation in interest rates, which may affect its interest income. As of October 31, 2000, Marvell's cash included money market securities. Due to the short term nature of its investment portfolio, Marvell would not expect its operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates. Marvell does not use its investment portfolio for trading or other speculative purposes.


     Foreign Currency Exchange Risk. All of Marvell's sales and substantially all of its expenses are denominated in U.S. dollars, and, as a result, Marvell has relatively little exposure to foreign currency exchange risk. Marvell does not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. However, in the event its exposure to foreign currency risk increases, Marvell may choose to hedge those exposures.

INFLATION


     The impact of inflation on Marvell's business has not been material for the fiscal years ended January 31, 1998, 1999 and 2000, and the nine months ended October 31, 2000.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 137 defers for one year the application of Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS") to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of SFAS 133 is not expected to have a material impact on Marvell's results of operations, financial position or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management does

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not expect the adoption of SAB 101 to have a material effect on Marvell's operations or financial position. Marvell is required to adopt SAB 101 in the fourth quarter of fiscal 2001.

     In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB 25." This interpretation clarifies (a) the definition of an employee for purposes of applying Opinion 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option plan or award, and (d) the accounting for an exchange of stock compensation awards in business combinations. FIN 44 is effective July 1, 2000, however certain conclusions in this Interpretation cover specific events that occur after either December 15, 1998, or January 12, 2000. To the extent that this Interpretation covers events occurring during the period after December 15, 1998, or January 12, 2000, but before the effective date of July 1, 2000 the effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. Marvell does not expect that the adoption of FIN 44 will have a material impact on its consolidated financial statements.

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                                    BUSINESS

     This joint proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. Marvell's actual results may differ significantly from the results discussed in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those discussed in "Risk Factors" beginning on page 13.

OVERVIEW


     Marvell designs, develop and markets integrated circuits for communications-related markets. Marvell's products provide the critical interface between real world, analog signals and the digital information used in computing and communications systems. Marvell's products enable its customers to store and transmit digital information reliably and at high speeds. Marvell initially focused its core technology on the data storage market, where Marvell provides high performance products to such companies as Seagate, Samsung, Hitachi, Fujitsu and Toshiba, who as a group accounted for 99% of Marvell's sales in fiscal 1999, 98% of Marvell's sales in fiscal 2000 and 89% of Marvell's sales in the first nine months of fiscal 2001. Recently, Marvell applied its technology to the high speed, or broadband, data communications market by introducing products that are used in network access equipment to provide the interface between communications systems and data transmission media. Marvell believes that its core technology can be used to improve performance across a wide range of data communications applications. For example, Marvell is actively developing products for the Gigabit Ethernet, a networking protocol, or format, for connecting devices at data rates of 1,000 megabits per second. In addition, Marvell is committing resources to the development of products for the 10Gigabit fiber optic, which provides data transfer rates of 10,000 megabits per second, wireless communications and cable modem markets. For the fiscal year ended January 31, 2000, Marvell generated $81.4 million in net revenue and $13.1 million in net income. For the nine months ended October 31, 2000, Marvell generated $98.1 million in net revenue and $4.5 million in net income.


INDUSTRY BACKGROUND

SATISFYING BANDWIDTH DEMAND

     Businesses and consumers today are creating a rapidly growing demand for broadband access to large volumes of information in multiple forms, including voice, video and data. Ryan Hankin Kent, a telecommunications industry market research firm, estimates that North American network data traffic grew to approximately 350,000 trillion bytes, or terabytes, per month in 1999. This demand is being driven by the introduction of new data-intensive computing and communications applications, such as web-based commerce, streaming audio and video, enterprise-wide information systems and telecommuting. In addition, information is increasingly available via networks through a variety of access devices, including personal computers, digital cable set-top boxes used in conjunction with television sets, cable modems, small, handheld computing devices known as personal digital assistants and wireless phones. Improving end-user satisfaction with these applications and devices requires increasingly higher data transfer rates within computing systems and data storage devices and across computer networks, the public telephone infrastructure and the Internet.

     Communications systems must transfer data reliably at very high speeds using a wide range of physical media, including magnetic and optical storage disks, twisted pair copper wire, coaxial cable, fiber optic cable and open air. A critical element of these systems is a physical layer device, which performs the important interface functions between the communications system and the media. The physical layer device converts digital computer information into real world analog signals before transmitting them over communications media. The physical layer device also receives analog signals from communications media and converts them to digital data that computers can understand and manipulate.

     Physical layer devices often determine the overall performance of the communications system. Achieving high integrity data recovery and transmission becomes increasingly difficult at higher data transfer rates. Data transfer rates, often referred to as bandwidth, are measured in terms of megabits per second transmitted over given media. In order to achieve high integrity in data transmission and data

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recovery at high transfer rates, physical layer devices must overcome a number of factors that can impair signal quality and introduce errors, including substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. In many computing systems and networks, bandwidth bottlenecks arise where the media and physical layer devices are incapable of supporting the required data transfer rates. As transmission speeds approach the fundamental limits of particular transmission media, physical layer devices must increasingly employ sophisticated signal processing algorithms and techniques to accurately recover the transmitted data. A digital signal processing algorithm involves mathematical manipulation of digital data converted from analog form.

     High performance communications-related end markets in which bandwidth bottlenecks present critical problems include the data storage and broadband data communications markets.

DATA STORAGE

     A substantial portion of all business and personal information is recorded in analog form on magnetic disk drives in data servers, workstations, personal computers and consumer entertainment devices. As end-user data requirements increase, disk drive suppliers must consistently offer drives with faster data transfer rates and higher capacities. Disk capacity is measured by areal density, which is the amount of data stored on one square inch of disk space. Current high performance disk drive systems offer data transfer rates of 400 to 500 million bits per second and capacities of up to 100 gigabytes. In comparison, high performance disk drive systems in 1998 offered data transfer rates of approximately 200 to 250 megabits per second and capacities of up to 50 gigabytes.

     A critical component in every disk drive is the read channel. The read channel is a physical layer device that transmits and receives the analog data that is stored on the magnetic disk and converts it to the digital data required for use in computing systems. The read channel plays a critical role in enabling the disk drive to achieve higher data transfer rates and areal densities. Often, the read channel can become the limiting bottleneck for the entire disk drive system because higher data transfer rates complicate recovery of the data stored on the disk. As data tracks are packed more closely together to achieve greater areal density, problems arise from interference between adjacent data tracks. These communication challenges require increasingly sophisticated read channel designs. In addition, as disk drive manufacturers seek to reduce costs, they are increasingly demanding that functions traditionally performed by stand-alone integrated circuits be combined with the read channel into a single integrated circuit.

BROADBAND DATA COMMUNICATIONS


     In recent years there has been a rapid increase of data transmitted across and within computer networks, the public telephone infrastructure and the Internet. Communications infrastructures are constantly evolving to support this increase in data transmission demand. In computer networks that span relatively large geographical areas, known as wide area networks, this increase in data transmission demand has driven the deployment of high capacity fiber optic transmission systems and new broadband access technologies, such as cable modems and digital subscriber lines. In computer networks that span relatively small geographical areas, known as local area networks, this increase in data transmission demand has resulted in a transition from the 10 megabit per second Ethernet technology to the 100 megabit per second Fast Ethernet technology. Several manufacturers of physical layer devices have publicly announced that they are developing products based on new standards, Gigabit Ethernet, which provides data transfer rates of 1,000 megabits per second, and 10Gigabit fiber optic, to support the increasing data transmission demand. Many businesses have installed computer networks, which requires the installation of copper twisted pair wires. As a result, Marvell believes that businesses have made a significant investment installing copper twisted pair wires to support their local area networks. Based on the estimates of International Data Corporation, or IDC, in 1999 the worldwide installed base of 10 and 100 megabit per second Ethernet network interface cards and switch ports, which are devices used to connect computers to networks, totaled approximately 333 million.

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     In the broadband data communications market, physical layer devices are critical to the deployment of new, higher data rate transmission technologies. Gigabit data transmission rates present significant data recovery challenges. A number of problems, such as interference from adjacent lines and signal echo, arise when transmitting data at gigabit rates on the existing copper twisted pair wire. The most common form of copper twisted pair wire installed was originally designed to support 100 megabit per second data rates. As a result, the deployment of Gigabit Ethernet requires either the costly and time-consuming upgrading of this wiring or the deployment of new physical layer devices that enable gigabit transmission rates on the existing infrastructure.

THE OPPORTUNITY FOR NEW INTEGRATED CIRCUIT SOLUTIONS


     The rapidly growing demand for high speed broadband data communications products that enable the transmission of large volumes of data is creating the need for a new generation of integrated circuit solutions. Physical layer devices capable of supporting increasingly higher data transmission rates over existing media infrastructures require sophisticated mixed signal and digital signal processing techniques. Mixed signal technologies employ both analog and digital circuitry in a single integrated circuit. To keep the power consumption of these new solutions at acceptable levels, more efficient yet powerful signal processing algorithms, implemented in silicon, are required. These new generation physical layer devices must also satisfy market demands associated with large production volumes, competitive pricing, high reliability and decreased size.


MARVELL'S SOLUTION

     Marvell designs develops and markets integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. Marvell's integrated circuits combine precise mixed signal technologies with complex signal processing algorithms. Marvell's products are used for transmitting and recovering digitally converted analog signals to and from various types of broadband communications media. Marvell's products allow its customers to store and move digital data reliably at high data transfer rates while utilizing existing media infrastructures.


     Marvell's products target high volume markets where some of the most critical success factors are performance, power consumption, quality and cost. Marvell initially applied its mixed signal and digital signal processing technology to the data storage market, where Marvell provides read channel devices and preamplifiers to meet the high data transfer rate, high areal density and data integrity requirements of its customers. A preamplifier amplifies the low level electrical signal transmitted to and from the recording heads in a disk drive device. As of October 31, 2000, Marvell has shipped nearly 61 million read channels and preamplifiers to the desktop, high performance and portable computing segments of the data storage market. The high performance and portable computing segments have the most demanding performance requirements in terms of data transfer rates and areal densities. More recently, Marvell applied its core technology to developing high performance physical layer devices for the broadband data communications market. Marvell introduced the first member of its data communications product family, a physical layer device for 10 and 100 megabit per second Ethernet and Fast Ethernet applications, in the fourth quarter of calendar year 1999. Marvell's fast Ethernet physical layer devices are manufactured in 0.25-micron complementary metal oxide semiconductor, or CMOS, manufacturing process and provide long distance signal transmission capability and low power consumption. Marvell introduced its first generation of Gigabit Ethernet physical layer devices for use with existing copper twisted pair wiring infrastructures in May 2000.


     Key features of Marvell's technology solutions include:

     - MIXED SIGNAL BROADBAND ANALOG FRONT-END TECHNOLOGY. One of the most critical components of many communications-related mixed signal integrated circuits is the analog front-end. The analog front-end is the analog-to-digital and digital-to-analog converter that serves as the interface between the digital signal processor and the physical communications media. Marvell has developed high precision analog front-ends that are implemented in CMOS manufacturing processes. Marvell is

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       able to design these broadband analog front-ends due to a number of innovations, including proprietary self calibration techniques that compensate for the inherent variations of these processes. Marvell's analog circuits are designed to be highly reusable across many of its products and easily scalable to new CMOS processes as they emerge.

     - CUSTOM DIGITAL SIGNAL PROCESSORS. Marvell has designed high performance, low power usage digital signal processors for broadband communications applications. These processors are customized to execute Marvell's suite of advanced digital signal processing algorithms in real time at high speeds. For example, Marvell's latest generation read channel device performs several hundred billion operations per second.

     - PROPRIETARY DIGITAL SIGNAL PROCESSING ALGORITHMS. Marvell's advanced digital signal processing algorithms enable data transmission at high speeds across a wide range of physical media with low data error rates. These digital signal processing algorithms improve performance in the presence of media imperfections such as substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. Marvell has developed a broad suite of broadband communications algorithms targeted at both data storage and broadband data communications applications.

     - DESIGN FOR ADVANCED CMOS MANUFACTURING PROCESSES. In addition to CMOS, there are several modern processes for manufacturing integrated circuits including Bipolar CMOS, or BiCMOS, silicon germanium and gallium arsenide. While it is significantly more difficult to design high performance analog integrated circuits in CMOS, CMOS provides multiple benefits compared to other processes, including significantly lower manufacturing cost, more predictable migration to smaller process geometries, more cost effective integration of additional functions in a single integrated circuit and greater worldwide foundry capacity. Marvell has successfully combined advanced analog signal processing blocks with high speed digital signal processors in 0.25- and 0.18-micron CMOS manufacturing processes. Based on conversations with its customers, Marvell believes that it has achieved a level of circuit speed performance in CMOS process technologies that has typically only been achieved with more expensive special fabrication techniques, such as BiCMOS.

     Key benefits for Marvell's customers are:

     - HIGH PERFORMANCE. In the data storage market, Marvell's products achieve high data transfer rates and areal densities. In the broadband data communications market, Marvell's products achieve the required low error rates when used with lower quality media and attain superior signal transmission distance when used with standard media. Marvell's broadband data communications products are designed to enable businesses to upgrade their networks without the expense associated with upgrading to new wiring.

     - LOW POWER. Marvell's custom digital signal processors use fewer transistors to perform data transfer functions than the standard designs used by some of its competitors, thereby reducing overall system power usage. Marvell also implements its designs in advanced CMOS processes, which further reduces power requirements. These designs allow Marvell's customers to eliminate costly heat reduction components in their products.

     - COST EFFECTIVE SOLUTIONS. Marvell is able to lower its manufacturing costs by using advanced manufacturing processes and its custom digital signal processing technology. These processes and technologies allow Marvell to use a smaller silicon chip size, which results in more integrated circuits per wafer. In addition, Marvell's products generate less heat, which allow Marvell to use less expensive packaging technologies and achieve lower cost system implementations than for products that generate more heat. These manufacturing advantages reduce the cost of next generation communications equipment, enabling Marvell's customers to offer their products at competitive prices.

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     - HIGHER INTEGRATION CAPABILITY. The combination of Marvell's use of CMOS manufacturing processes, small silicon chip size and low power requirements allow Marvell to increase the number of functions in a single integrated circuit. These capabilities position Marvell to integrate elements of its customers' designs, currently implemented in discrete integrated circuits, into Marvell's products. Integration reduces the overall number of components, thereby reducing overall system cost.

     - ACCELERATED TIME TO MARKET. Marvell helps its customers rapidly introduce higher performance, lower cost products. Many features of Marvell's integrated circuits are software-configurable, allowing its customers to customize circuit operation for their specific applications. In addition, the scalability of Marvell's designs help Marvell more rapidly adopt future process technologies to deliver new generations of products.

MARVELL'S STRATEGY

     Marvell's objective is to be a leading provider of mixed signal and digital signal processing integrated circuit technologies for broadband communications-related markets. Key elements of this strategy include the following:

EXPAND MARKET POSITION BY DEVELOPING NEW SIGNAL PROCESSING TECHNOLOGIES FOR BROADBAND
COMMUNICATIONS-RELATED APPLICATIONS

     Marvell has built expertise in the core areas of technology that are relevant for broadband communications, including mixed signal circuit design methodologies, broadband signal processing algorithms, custom digital signal processors and system-level expertise. Marvell intends to continue to invest considerable resources in developing new and enhanced algorithms and improved mixed signal and digital signal processing technologies. Marvell expects that its investment will allow Marvell to develop products that can achieve data transmission speeds approaching the fundamental limits of particular transmission media infrastructures. Marvell's core signal processing technologies can be applied to a wide range of broadband communications-related markets, including data storage, data networking, wireless networking and cable modems.

LEVERAGE TECHNOLOGY IN THE BROADBAND DATA COMMUNICATIONS MARKET

     Marvell initially applied its mixed signal and digital signal processing technology expertise to the data communications market through the introduction of physical layer devices using the Fast Ethernet networking protocol. These physical layer devices are manufactured in 0.25-micron CMOS manufacturing processes and provide long distance signal transmission capability and low power consumption. Marvell is currently developing Gigabit Ethernet physical layer devices. Additionally, Marvell plans to integrate its physical layer devices with functions previously provided by other integrated circuits, such as the media access controller. The media access controller is the component that controls access by different devices to the physical media to ensure that signals sent from different devices over the same channel do not collide.

EXTEND LEADERSHIP POSITION IN THE DATA STORAGE MARKET

     The data storage market presents a large volume opportunity for Marvell's broadband mixed signal and digital signal processing technologies. Marvell believes its technology effectively addresses the increasing data access rates and higher data integrity and reliability requirements of the data storage markets. Marvell has achieved significant market share in the high performance and portable computing segments of the data storage market. These segments of the data storage market demand the highest performance read channel products. Marvell intends to extend its leadership position in the high performance and portable computing market segments by continuing to develop and introduce products enabling higher data transfer rates and areal densities. In addition, Marvell intends to apply its cost effective design to develop products targeted at the general purpose personal computer segment.

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STRENGTHEN AND EXPAND ITS RELATIONSHIPS WITH CURRENT AND POTENTIAL CUSTOMERS

     Marvell's goal is to achieve design wins with companies that are among the first to adopt new technologies and technology leaders in the data storage and broadband data communications markets. While Marvell designs products that can be used by multiple customers, Marvell often customizes its products to incorporate its customers' specific requirements. As the markets Marvell addresses become increasingly complex and competitive, Marvell anticipates that many of its customers will increasingly wish to combine elements of their designs with Marvell's own designs. Marvell intends to jointly develop highly integrated products with its customers to meet their cost and performance requirements and to strengthen relationships with them. For example, Marvell is actively working with some of its customers to incorporate specific features developed by them into Marvell's read channel products.

CAPITALIZE ON WIDELY AVAILABLE CMOS MANUFACTURING PROCESSES AND FABLESS OPERATING MODEL

     Marvell intends to continue to use widely available CMOS processes to manufacture its advanced mixed signal and digital signal processing products. Marvell believes this will better enable it to reliably manufacture its products in volume, thereby decreasing Marvell's time-to-market and costs, while also facilitating the development of highly integrated products. Marvell is a fabless integrated circuit manufacturer in the sense that it relies on third parties to manufacture, assemble and test its products. Marvell's fabless model allows it to focus its resources on the development of proprietary and innovative mixed signal and digital signal processing designs, while reducing capital and operating infrastructure requirements.

MARKETS

     Marvell targets communications-related markets and applications that require integrated circuit devices for high speed data transmission. Marvell currently offers solutions for two major markets: data storage and broadband data communications.

DATA STORAGE

     Demand for data storage is increasing rapidly due to the introduction of new data-intensive computing and communications applications, such as web-based commerce, streaming audio and video, enterprise wide information systems, and telecommuting. International Data Corporation, or IDC, estimates that shipments of hard disk drive units will increase at a compound annual growth rate of 15% from 1998 to 2003, reaching 292 million units in 2003. IDC estimates that the market for combined standalone and integrated read channel devices is expected to grow from $733 million in 1998 to $1.8 billion in 2003. Marvell provides solutions tailored to the specific needs of the high performance, portable and general purpose personal computer segments of this market.

     HIGH PERFORMANCE. The proliferation of new technologies such as redundant array of independent drives and network-based storage systems is resulting in increased usage of high performance data storage devices. IDC projects a 17% compound annual growth in shipments of high performance hard disk drive units from 15 million in 1998 to 32 million in 2003. High performance computing applications require systems that are capable of storing and retrieving large amounts of data at high rates. As a result, manufacturers of storage devices for the high performance segment place primary importance on disk drive performance, reliability and capacity and are less concerned with the size, power consumption and absolute cost. To accommodate these requirements, Marvell provides integrated circuits that enable reliable data storage devices with high data transfer rates and high capacity that are essential for complex, large-scale processing environments.

     PORTABLE. IDC projects a 15% compound annual growth in shipments of portable hard disk drive units from 17.5 million in 1998 to 34 million in 2003. Manufacturers of storage devices for the portable segment are primarily concerned with power consumption, heat dissipation, cost and areal density. Marvell's product family targeted at this market segment incorporates advanced digital signal processing technologies. These

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elements allow Marvell to provide very low power consumption integrated circuits that can accommodate high data transfer rates and enable very high areal density disk drives.

     GENERAL PURPOSE PERSONAL COMPUTERS. IDC projects a 15% compound annual growth in shipments of general purpose personal computer hard disk drive units from 111 million in 1998 to 222 million in 2003. Personal computer users have become increasingly price sensitive. As a result, disk drive manufacturers focused on this segment require integrated circuit components that facilitate design for high volume, low cost manufacturing. Marvell's CMOS-based design is well suited to high volume, low cost manufacturing, scalable performance and integration. In addition, due to its ability to deliver high performance data transfer rates while meeting the cost requirements of the general purpose personal computer segment, Marvell offers manufacturers of general purpose personal computer data storage products a migration path for building the higher performance drives of the future. In addition, Marvell expects that emerging consumer entertainment devices, such as digital camera devices, digital video recorders and digital audio entertainment centers, will increasingly use data storage systems.

BROADBAND DATA COMMUNICATIONS

     As businesses and consumers seek faster access to increasing amounts of information through local area networks and wide area networks, such as the Internet, networks are constrained in their ability to process and transmit information quickly. As a result, the high speed networking equipment market is undergoing a rapid transition from first generation Ethernet technologies operating at 10 megabits per second to newer technologies, including Fast Ethernet and Gigabit Ethernet. A majority of the local area network equipment sold today is based on the Fast Ethernet standard. Based on IDC estimates, shipments of 10 and 100 megabits per second Fast Ethernet network interface cards and switch ports will grow from 136 million in 1999 to 316 million in 2003. As lower cost, lower power consumption Gigabit Ethernet physical layer devices become available, Marvell believes that Gigabit Ethernet will emerge as an important local and wide area network communications technology.

PRODUCTS

     Marvell designs, develops and markets integrated circuits for the communications-related markets of high speed, high density data storage and broadband data communications. Marvell's integrated circuits utilize proprietary mixed signal and digital signal processing technologies.

DATA STORAGE PRODUCTS

     READ CHANNEL. The read channel is an integrated circuit providing the interface between the analog signals from magnetic storage media and the digital signals that computers can understand and manipulate. Marvell's read channel products allow its customers to achieve fast data transfer rates, high areal densities and low power dissipation. Marvell's read channels are designed in CMOS manufacturing processes and use customized digital signal processors and broadband analog front-ends. Marvell introduced its first generation of read channels in 1997 and have introduced two subsequent generations of signal processing technology enhancements since then. Marvell has migrated its manufacturing process technology from 0.5-to 0.18-micron and its product speed from 240 to 750 megabits per second. Marvell's read channel integrated circuits target specific feature and performance requirements of high performance, portable and general purpose personal computer customers. Beginning with the 88C4000 product family, Marvell implemented a strategy to consolidate the signal processing algorithms required by each of its different market segments into a single integrated circuit design. This strategy provides cost savings and reduced product line complexity.

     Marvell is actively working with its customers to incorporate specific features requested by them in its read channel products. In an effort to enhance performance and lower cost, Marvell is developing integrated products that incorporate the read channel, the disk drive controller and embedded memory functions in one integrated circuit.

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     Marvell's current read channel products are shown in the table below.

   READ CHANNEL                 DESCRIPTION              PERFORMANCE   CMOS PROCESS   INTRODUCTION DATE*
   ------------                 -----------              ------------  ------------   ------------------
88P2010              First generation read channel for   240Mbits/s        0.5mm         1st Qtr 1997
                     use in high performance storage
                     systems such as high end
                     workstations.
88C3000              Second generation read channel for  360Mbits/s       0.35mm         1st Qtr 1998
                     use in higher density high
                     performance storage systems.
88C3100              Second generation read channel for  300Mbits/s       0.35mm         2nd Qtr 1998
                     extremely high user bit densities
                     in portable storage applications.
88C3020              Lower speed derivative of the       280Mbits/s       0.35mm         3rd Qtr 1998
                     88C3000 for use in general purpose
                     personal computer storage
                     products.
88C4200              Third generation read channel for   550Mbits/s       0.25mm         1st Qtr 1999
                     high performance and general
                     purpose personal computer storage
                     systems.
88C4220              Derivative of the 88C4200 for       380Mbits/s       0.25mm         1st Qtr 1999
                     lower speed but higher user bit
                     density portable storage systems.
88C4300              Third generation read channel for   550Mbits/s       0.25mm         1st Qtr 2000
                     future portable and high-end
                     general purpose personal computer
                     applications.
88C5200              Fourth generation read channel for  750Mbits/s       0.18mm         1st Qtr 2000
                     use in future high performance
                     storage systems.
88C4320              Derivative of 88C4300 for lower     320Mbits/sec     0.25mm         2nd Qtr 2000
                     speed but higher user bit density
                     portable storage systems.
88i4300              Highly integrated system on chip    400Mbits/sec     0.25mm         3rd Qtr 2000
                     which incorporates an 88C4300 read
                     channel with a hard disk
                     controller.
88i4310              Highly integrated system on chip    400Mbits/sec     0.25mm         3rd Qtr 2000
                     which incorporates an 88C4300 read
                     channel with a hard disk
                     controller and 2Mbits of SRAM.

-------------------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

     PREAMPLIFIER. A preamplifier amplifies the low level electrical signal transmitted to and from the recording heads in a disk drive device. Preamplifiers operate in two basic modes: read and write. In read mode, preamplifiers provide initial amplification of the high bandwidth signal from the read head. In write mode, the preamplifier provides the write head with the high frequency switched current required for writing on the magnetic media. Marvell provides the only commercially available preamplifiers manufactured in 0.5-micron CMOS processes. Marvell's CMOS-based preamplifier products provide high performance at a lower manufacturing cost than standard BiCMOS-based products. Marvell introduced its first preamplifier product in the third quarter of 1998 and its second-generation product in the second quarter of 1999. Marvell has also introduced derivative products targeted at a range of applications for each of these product families.

     Marvell's current preamplifier products are shown in the table below.

   PREAMPLIFIERS                DESCRIPTION              PERFORMANCE   CMOS PROCESS   INTRODUCTION DATE*
   -------------                -----------              ------------  ------------   ------------------
81G3004              4-channel derivative of the         300Mbits/s        0.5mm         3rd Qtr 1998
                     81G3018 design for two-disk
                     storage platforms.
81G3018              8-channel high gain-bandwidth       300Mbits/s        0.5mm         4th Qtr 1998
                     preamplifier.
81G3002              2-channel derivative of the         300Mbits/s        0.5mm         2nd Qtr 1999
                     81G3018.
81G4008              8-channel second generation high    500Mbits/s        0.5mm         2nd Qtr 1999
                     gain-bandwidth preamplifier.
81G4014              4-channel derivative of the         500Mbits/s        0.5mm         4th Qtr 1999
                     81G4008 for two-disk storage
                     platforms.
81G4002              2-channel derivative of the         500Mbits/s        0.5mm         1st Qtr 2000
                     81G4008.
81G4054              4-channel derivative of the         500Mbits/sec      0.5mm         3rd Qtr 2000
                     81G4014 preamplifier.
81G4052              2-channel derivative of the         500Mbits/sec      0.5mm         3rd Qtr 2000
                     81G4054 preamplifier.
81G5004              4-channel preamplifier with 1st     750Mbits/sec     0.25mm         3rd Qtr 2000
                     generation differential
                     architecture.

-------------------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

BROADBAND DATA COMMUNICATIONS PRODUCTS

     Marvell is applying its mixed signal and digital signal processing technology to a variety of broadband data communications markets, including Fast and Gigabit Ethernet. Marvell's integrated circuits provide the core functionality required for building Ethernet network interface cards, routers, repeaters, hubs and switches.

     FAST ETHERNET PRODUCTS. Marvell's first products for the Fast Ethernet data communications market are highly integrated, physical layer devices. These devices contain the active circuitry, or ports, needed for interfacing with up to six or eight independent network connections and are typically used by its customers in Fast Ethernet repeaters, hubs, switches and routers. Marvell has designed its products to enable reliable communication over long cable distances and lower quality cable installations.

     Marvell's current Fast Ethernet products are listed in the table below.

     FAST
   ETHERNET
   PRODUCTS                  DESCRIPTION                PERFORMANCE   CMOS PROCESS   INTRODUCTION DATE*
   --------                  -----------               -------------  ------------   ------------------
88E3080          8-port digital signal processing      10/100Mbits/s     0.25mm         4th Qtr 1999
                 based Fast Ethernet physical layer
                 device for use in workgroup and
                 enterprise repeaters, hubs, switches
                 and routers.
88E3060          6-port digital signal processing      10/100Mbits/s     0.25mm         1st Qtr 2000
                 based Fast Ethernet physical layer
                 device for use in general purpose
                 personal computer hubs and switches.
88E3081          8-port Fast Ethernet physical layer   10/100Mbits/sec    0.22mm        3rd Qtr 2000
                 device offering advanced features
                 such as auto-MDI/MDIX and SMII
                 revision 2.1.
88E3061          6-port Fast Ethernet physical layer   10/100Mbits/sec    0.22mm        3rd Qtr 2000
                 device offering advanced features
                 such as auto-MDI/MDIX and SMII
                 revision 2.1.
88E6050          Plug-and-play, DSP-based, fully       10/100Mbits/sec    0.25mm        3rd Qtr 2000
                 integrated five-port
                 10/100BASE-T Ethernet Switch for the
                 small office/home office (SOHO)
                 market.

-------------------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

     GIGABIT ETHERNET PRODUCTS. In May 2000, Marvell began early customer sampling of its latest product for the broadband communications market, a Gigabit Ethernet physical layer device. Marvell was the first to publicly announce the introduction of a Gigabit Ethernet physical layer device in a 0.18-micron CMOS manufacturing process. The design for this product incorporates sophisticated digital signal processing algorithms, as well as higher resolution analog-front-ends, to overcome the reduced signal quality of gigabit data rate signals on standard copper twisted pair wire. Target applications include network interface cards, routers, repeaters, hubs and next-generation switches. In May 2000, Marvell entered into an agreement with Intel Corporation, which relates to the joint development of a device integrating Marvell's Gigabit Ethernet physical layer device with an Intel networking product.

      GIGABIT
     ETHERNET
     PRODUCTS                   DESCRIPTION              PERFORMANCE  CMOS PROCESS   INTRODUCTION DATE*
     --------                   -----------              -----------  ------------   ------------------
88E1000              Alaska(TM) Gigabit Ethernet over    10/100/1000     0.18mm         2nd Qtr 2000
                     Copper physical layer (PHY)         Mbits/sec
                     featuring low power dissipation of
                     only 1.8 watts.
88E1000S             Alaska(TM) Gigabit Ethernet over    10/100/1000     0.18mm         2nd Qtr 2000
                     Copper PHY device featuring         Mbits/sec
                     optional SERDES serial interface.
88E1010              Alaska(TM) Gigabit Ethernet over    10/100/1000     0.18mm         2nd Qtr 2000
                     Copper PHY featuring low power      Mbits/sec
                     dissipation of only 1.8 watts,
                     packaged in very small form factor
                     package with physical dimensions
                     of only 10 x 14 mm.
88E1010S             Identical to the 88E1010 device     10/100/1000     0.18mm         2nd Qtr 2000
                     featuring an optional SERDES        Mbits/sec
                     serial interface.
88E1020              Alaska(TM) II Dual-port Gigabit     10/100/1000     0.18mm         3rd Qtr 2000
                     Ethernet over Copper physical       Mbits/sec
                     layer (PHY) featuring low power
                     dissipation of only 1.8 watts per
                     port.
88E1020S             Identical to the 88E1020 device     10/100/1000     0.18mm         3rd Qtr 2000
                     featuring an optional SERDES        Mbits/sec
                     serial interface on each port.

-------------------------
* Introduction date refers to the calendar quarter in which product samples were initially made available to a customer for evaluation purposes. These products may not be available in commercial volumes for one or more quarters following sample introduction.

CUSTOMERS, SALES AND MARKETING


     Marvell's sales and marketing strategy is to achieve design wins with companies that are among the first to adopt new technologies and technology leaders in each of Marvell's selected markets. Marvell's direct sales force targets emerging high growth markets that have high intensity communications processing requirements. Marvell's customers for read channel and preamplifier products are manufacturers of hard disk drives for the enterprise, mobile and desktop markets. As of October 31, 2000, Marvell had shipped nearly 61 million read channels and preamplifiers to its customers in the data storage industry. A small number of Marvell's customers have historically accounted for a substantial portion of its revenue. The percentage of Marvell's revenue accounted for by its five major customers in fiscal 1999 and 2000 and the nine months ended October 31, 2000 are set forth below.



                                                       PERCENTAGE OF REVENUE
                                                  --------------------------------
                                                                    NINE MONTHS
                                                   YEAR ENDED          ENDED
                                                  JANUARY 31,       OCTOBER 31,
                                                  ------------    ----------------
                    CUSTOMER                      1999    2000          2000
                    --------                      ----    ----    ----------------
Samsung.........................................   46%     36%           35%
Seagate.........................................   43      24            23
Hitachi.........................................    7      14            11
Fujitsu.........................................    2      14            13
Toshiba.........................................    1      10             7
                                                   --      --            --
  Total.........................................   99%     98%           89%


     Marvell recently introduced several data communications products, including eight-port and six-port Fast Ethernet physical layer devices, and Gigabit Ethernet physical layer devices. Several customers are currently designing the Fast Ethernet and Gigabit and Ethernet physical layer devices into their products. Marvell's target customers for these products are leading manufacturers of high speed networking equipment.


     To date, substantially all of Marvell's data storage product sales have been made through its direct sales force of ten people. Marvell also complements and supports its direct sales force with manufacturer's representatives in North America and Asia. Marvell has entered into two distribution agreements to support its sales and marketing activities in the data communications market. Marvell anticipates that sales through distributors will increase as a percentage of its revenues in future periods. However, Marvell expects a significant percentage of its sales will continue to come from direct sales to key customers. As of November 30, 2000, Marvell's sales and marketing organization consisted of 78 employees and 22 manufacturers' representatives. In November 1999, Marvell's Japanese subsidiary, Marvell Japan, opened a new technical and sales support facility in Japan to provide greater support for its international customers.


     Marvell's' sales are made under purchase orders received between one and four months prior to the scheduled delivery date. These purchase orders can be cancelled without charge if notice is given within an agreed upon period. Because of the scheduling requirements of its foundries, Marvell generally places firm orders for products with its suppliers up to sixteen weeks prior to the anticipated delivery date and prior to an order for the product. Marvell typically warrants its products for a 90-day period. To date, Marvell has not experienced material product returns or warranty expense.

     Marvell's marketing team works in conjunction with its sales force and is organized around its product applications. Due to the complexity of its products, Marvell introduces new products to major customers with a global tour by a marketing, sales and engineering team. Marvell believes that individual meetings are the most effective and rapid means of communicating the capabilities, benefits and extremely technical specifications of each new product.

     Marvell uses field application engineers to provide intensive technical support and assistance to existing and potential customers in designing, testing and qualifying systems designs that incorporate its products. Marvell believes that superior field applications engineering support plays a pivotal role in building long-term relationships with customers by improving its customers' time-to-market, maintaining a high level of customer satisfaction and encouraging customers to use its next generation of products. As of November 30, 2000, Marvell had 12 field application engineers.


MARVELL'S TECHNOLOGY

     Marvell believes that its key technical competitive advantages result from the collection of proprietary technologies that it has developed since its inception. Marvell's products are based on the following technologies:

     - high bandwidth analog front-end technology;

     - advanced communications algorithms;

     - custom digital signal processors; and

     - reusable building blocks for integrated system-on-a-chip design.

HIGH BANDWIDTH ANALOG FRONT-END TECHNOLOGY

     Marvell has developed significant expertise in mixed signal circuit design architectures and techniques required to design high performance analog front-ends, which provide the interface between the digital signal processor and the physical communications media. Marvell has developed this technology for use with advanced CMOS manufacturing processes, which allows it to cost effectively integrate complex digital signal processing functions with other high level system functions on a small silicon chip. Marvell's mixed signal circuits achieve performance levels that are associated with more expensive, special purpose integrated circuit manufacturing process technologies, such as BiCMOS. For example, Marvell's analog front-ends for use in read channel applications achieve conversion rates of up to 900 MHz using a 0.18-micron CMOS process. A conversion rate of 900 MHz means that the analog to digital converter completes 900 million analog to digital conversion cycles per second. In addition to achieving high performance, Marvell's mixed signal circuits are designed to compensate for variations inherent in current 0.25- and 0.18-micron CMOS manufacturing processes.

     Marvell's high bandwidth analog front-end technology can be used in various communications-related applications. Marvell is currently developing experimental mixed signal technologies for extreme high bandwidth applications, such as physical layer devices for fiber optic media operating at data rates of up to 2.5 gigabits per second for use in a high-speed shared storage devices, known as storage area networks.

ADVANCED COMMUNICATIONS ALGORITHMS

     Marvell has also developed complex communications algorithms that are required for broadband data communications-related applications. Marvell's communications algorithms perform the signal equalization, data detection and error corrections required to overcome media imperfections such as substandard media, noise, signal level degradation over distance, interference from adjacent lines and signal echo. These communications algorithms enable Marvell to design digital signal processors for use in data storage, Fast Ethernet and Gigabit Ethernet applications as well as other possible future applications, such as cable modem and broadband wireless products.

CUSTOM DIGITAL SIGNAL PROCESSORS

     Marvell targets communications-related markets, which require very fast data transfer rates and low power dissipation. To achieve the required performance levels, Marvell implements its signal processing algorithms in custom-designed digital signal processors. Marvell's Fast Ethernet digital signal processors perform several billion operations per second while dissipating less than 100 milliwatts of power. Marvell's fastest read channel digital signal processors performs over 50 billion operations per second while dissipating less than 750 milliwatts of power. Such performance is not readily available using standard programmable digital signal processing solutions. Marvell believes its custom digital signal processors, when combined with its library of digital signal processing circuit building blocks, will enable Marvell to implement application specific digital signal processors that can perform at computational rates of up to one trillion operations per second in very small silicon chips. Small silicon chips result in low power dissipation, small packaging and low overall system cooling requirements.

REUSABLE BUILDING BLOCKS FOR INTEGRATED SYSTEM-ON-A-CHIP DESIGN

     Marvell has developed a proprietary set of manufacturing process design rules that it believes are scalable over several generations of manufacturing process geometries. Marvell has also collected a significant library of circuit building blocks that can be reused with minimum modification in successive generations of products. These design methodologies allow Marvell to shorten time-to-market for new products and take advantage of the latest CMOS manufacturing processes. Marvell believes that as manufacturing process geometries continue shrinking, Marvell's customers will pursue silicon integration strategies. To address this market development, Marvell has recently developed its own embedded memory technology for complex system-on-a-chip designs that require large amounts of repairable on-chip memory. Marvell is also in the process of developing products that integrate its core mixed signal and digital signal processors with its customers' silicon components and on-chip memory.

RESEARCH AND DEVELOPMENT

     Marvell believes that its future success depends on its ability to introduce improvements to its existing products and to develop new products that deliver cost effective solutions for both existing and new markets. Marvell's research and development efforts are directed largely to the development of proprietary circuit designs for high bandwidth communications-related applications. Marvell devotes a significant portion of its resources to expanding its core technology library with designs that enable high performance, reliable communications over a variety of physical media. Marvell is also focused on incorporating functions currently provided by stand-alone integrated circuits into its products to reduce customers' overall system costs.


     Marvell has assembled a core team of engineers who have extensive experience in the areas of mixed signal circuit design, digital signal processing, and CMOS technology. As of November 30, 2000, Marvell had 153 employees in engineering and process development. Marvell has invested, and expects that it will continue to invest, significant funds for research and development. Marvell's research and development expense was approximately $5.8 million in fiscal 1999, $14.5 million in fiscal 2000, and $23.4 million for the nine months ended October 31, 2000.


MANUFACTURING

     Marvell believes its fabless manufacturing approach provides it with the benefits of superior manufacturing capability as well as flexibility to move the manufacture, assembly and test of its products to those vendors that offer the best capability at an attractive price. Marvell's engineers work closely with its foundries and other subcontractors to increase yields, lower manufacturing costs and improve quality.

INTEGRATED CIRCUIT FABRICATION

     Marvell's integrated circuits are fabricated using widely available CMOS processes, which provide greater flexibility to engage independent foundries to manufacture integrated circuits. By outsourcing manufacturing, Marvell is able to avoid the cost associated with owning and operating its own manufacturing facility. This allows Marvell to focus its efforts on the design and marketing of its products. Marvell currently outsources substantially all of its integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company. Marvell works closely with Taiwan Semiconductor to forecast on a monthly basis its manufacturing capacity requirements. Marvell's integrated circuits are currently fabricated in 0.50-, 0.35- 0.25- and 0.18 micron manufacturing processes. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, Marvell continually evaluates the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

ASSEMBLY AND TEST

     Marvell's silicon chips are shipped from its third-party foundries to its third-party assembly and test facilities where they are assembled into finished integrated circuit packages and tested. Marvell's products are designed to use low cost, standard packages and to be tested with widely available test equipment. In addition, Marvell specifically designed its integrated circuits for ease of testability, further reducing manufacturing costs. Marvell outsources all of its product packaging and testing requirements to several third-party assembly and test subcontractors, including ST Assembly Test Services in Singapore, Siliconware Precision Industries in Taiwan and Amkor Technology in the Philippines.

QUALITY ASSURANCE

     Marvell builds quality into its products starting with the design and development process. Marvell's designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. Marvell pre-qualifies each of its subcontractors and conducts regular in-depth quality audits. Marvell closely monitors foundry production to ensure consistent overall quality, reliability and yield levels. All of Marvell's independent foundries and assembly and test subcontractors have been awarded ISO 9000 certification.

INTELLECTUAL PROPERTY

     Marvell's future revenue growth and overall success depend in large part on its ability to protect its intellectual property. Marvell relies on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses to protect its intellectual property. Marvell also enters into confidentiality agreements with its employees, consultants, suppliers and customers and seek to control access to, and distribution of, its documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use Marvell's products and technology without authorization, develop similar technology independently or design around Marvell's patents.


     As of December 11, 2000, Marvell had been granted several United States patents on various aspects of its technology, with expiration dates ranging from 2015 to 2018, and Marvell had filed a number of additional United States patent applications. However, there can be no assurance that patents will ever be issued for these applications. Furthermore, it is possible that Marvell's patents may be invalidated, circumvented, challenged or licensed to others.


     In addition, the laws of some foreign countries in which Marvell's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect its products or proprietary information to the same extent as do the laws of the United States and thus make the possibility of piracy of Marvell's technology and products more likely in these countries.

     Marvell has expended and will continue to expend considerable resources in establishing a patent position designed to protect its intellectual property. While Marvell's ability to compete is enhanced by its ability to protect its intellectual property, Marvell believes that, in view of the rapid pace of technological change, the combination of the technical experience and innovative skills of its employees may be as important to its business as the legal protection of its patents and other proprietary information.

     From time to time, Marvell may desire or be required to renew or to obtain licenses from third parties in order to further develop and market commercially viable products effectively. Marvell cannot be sure that any necessary licenses will be available or will be available on commercially reasonable terms.

     The integrated circuit industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often time consuming and expensive litigation. Although there is currently no pending or threatened intellectual property litigation filed against Marvell, there can be no assurance that third parties will not assert claims of infringement against Marvell. Such claims, even those without merit, could be time consuming and result in costly litigation. Marvell may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of Marvell's resources, including its management's time. Any such litigation could harm Marvell's business and financial results.

COMPETITION

     The markets for data storage and broadband data communications devices are intensely competitive and characterized by rapid technological change, evolving standards, short product life cycles and pricing pressures imposed by high volume customers. Marvell expects competition to intensify as current competitors expand their product offerings and new competitors enter the market.

     Marvell believes that its ability to compete successfully in the rapidly evolving markets for its products depends on a number of factors, including:

     - performance, features, quality and price of its products;

     - the timing and success of new product introductions by Marvell, its customers and its competitors;

     - the emergence of new industry standards;

     - Marvell's ability to obtain adequate foundry capacity;

     - the number and nature of Marvell's competitors in a given market; and

     - general market and economic conditions.

     Marvell's current products face competition from a number of sources. Marvell believes its principal competitors in the read channel market are Cirrus Logic, Lucent Technologies, NEC, STMicroelectronics and Texas Instruments. Marvell's primary competitors in the preamplifier market are Texas Instruments and Lucent Technologies. In expanding its presence in the broadband data communications market, Marvell expects to compete with Broadcom, Intel and National Semiconductor.

     Many of Marvell's current competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than Marvell. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sale of their products than Marvell can. Marvell's current or future competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than Marvell's products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when Marvell is unable to do so.

     Furthermore, current or potential competitors have established or may establish, financial and strategic relationships among themselves or with existing or potential customers or other third parties to increase the ability of their products to address the needs of Marvell's prospective customers. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share, which would harm Marvell's business.

     In addition, many of Marvell's customers and potential customers have substantial technological capabilities and financial resources. Some customers have already developed, or in the future may develop, technologies that will compete directly with Marvell's products. Marvell also may face competition from suppliers of products based on new or emerging technologies.

     Historically, average unit selling prices in the integrated circuit industry in general, and for Marvell's products in particular, have decreased over the life of a particular product. Marvell expects that the average unit selling prices of its products will continue to be subject to significant pricing pressures. In order to offset expected declines in the average unit selling prices of its products, Marvell will likely need to reduce the cost of its products. Marvell intends to accomplish this by implementing design changes that lower the cost of manufacturing, assembly and testing, by negotiating reduced charges by its foundries as and if volumes increase, and by successfully managing its manufacturing and subcontracting relationships. Because Marvell does not operate its own manufacturing, assembly or testing facilities, Marvell may not be able to reduce its costs as rapidly as companies that operate their own facilities. If Marvell fails to introduce lower cost versions of its products in a timely manner or to successfully manage its manufacturing, assembly and testing relationships, Marvell's business would be harmed.

SEASONALITY AND BACKLOG

     Marvell's business is not seasonal to any significant extent. Marvell has experienced no material backlog.

EMPLOYEES


     As of November 30, 2000, Marvell had a total of 335 employees, of which 153 were in research and development, 78 in sales and marketing, 49 in operations and 55 in general and administration. Marvell's employees are not represented by any collective bargaining agreements, and Marvell has not experienced any work stoppage. Marvell considers its relations with its employees to be good.


FACILITIES

     Marvell's primary facility, housing its research and design functions as well as elements of marketing and administration, is in Sunnyvale, California. This facility consists of approximately 66,000 square feet and is leased until February 15, 2002. In June 2000, Marvell entered into a lease for approximately 31,000 square feet of supplemental office space adjacent to its primary facility under a lease which expires in five years. In addition, Marvell's other subsidiaries in Singapore and Japan have leased space for their operations. Based upon its estimates of future hiring, Marvell believes that these facilities will be adequate to meet its requirements through fiscal 2002.

LEGAL PROCEEDINGS


     In August 2000, Gordon M. Steel, Marvell's former Chief Financial Officer, filed a complaint in California Superior Court against Marvell alleging claims for wrongful termination, breach of the covenant of good faith and fair dealing, and defamation. These claims relate to Mr. Steel's separation from Marvell in April 2000. Marvell believes that the complaint is without merit and is currently defending against it.

                                   MANAGEMENT


     Marvell is the parent of Marvell Semiconductor, Inc., a California corporation Marvell founded to develop proprietary technology and to provide selected support services to Marvell. The table below sets forth certain information regarding the executive officers, directors and some of the other officers of both Marvell and Marvell Semiconductor, Inc. as of December 8, 2000. Upon completion of the Merger, the board of directors of Marvell will be expanded by two members, who will be nominated by the Galileo board of directors. See "The Merger Agreement -- Management After the Merger" at page 90.



               NAME                 AGE                            POSITION
               ----                 ---                            --------
Diosdado P. Banatao(1)(2).........  54    Co-Chairman of the Board, Marvell Technology Group Ltd.
Sehat Sutardja....................  39    Co-Chairman of the Board, President and Chief Executive
                                          Officer, Marvell Technology Group Ltd.; President and Chief
                                          Executive Officer and Director of Marvell Semiconductor,
                                          Inc.
Weili Dai.........................  39    Executive Vice President, Assistant Secretary and Director
                                          of Marvell Technology Group Ltd.; Executive Vice President,
                                          General Manager of Data Communications Group and Director
                                          of Marvell Semiconductor, Inc.
Pantas Sutardja...................  37    Vice President and Director of Marvell Technology Group
                                          Ltd.; Chief Technology Officer and Director of Marvell
                                          Semiconductor, Inc.
George Hervey.....................  54    Vice President of Finance, and Chief Financial Officer,
                                          Marvell Technology Group Ltd.; Vice President of Finance
                                          and Chief Financial Officer of Marvell Semiconductor, Inc.
Alan J. Armstrong.................  36    Vice President of Marketing, Data Storage, Marvell
                                          Semiconductor, Inc.
William Brennan...................  36    Vice President of Sales, Data Storage, Marvell
                                          Semiconductor, Inc.
Gani Jusuf........................  37    Vice President of Product Development, Data Communications,
                                          Marvell Semiconductor, Inc.
Nersi Nazari......................  42    Vice President of Signal Processing Technology, Marvell
                                          Semiconductor, Inc.
George Papa.......................  52    Vice President of Sales, Data Communications, Marvell
                                          Semiconductor, Inc.
Lawrence Tse......................  41    Vice President of Engineering, Marvell Semiconductor, Inc.
Lee Chung Yiu.....................  45    Vice President of Engineering, Marvell Semiconductor, Inc.
Stephen Zadig.....................  50    Vice President of Operations, Marvell Semiconductor, Inc.
Herbert Chang(1)(2)...............  38    Director, Marvell Technology Group Ltd.
John M. Cioffi(2).................  44    Director, Marvell Technology Group Ltd.
Paul R. Gray(2)...................  58    Director, Marvell Technology Group Ltd.
Ron Verdoorn(1)...................  50    Director, Marvell Technology Group Ltd.


-------------------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     DIOSDADO P. BANATAO has served as Marvell's Co-Chairman of the Board since October 1995. Mr. Banatao has been a partner in Mayfield Fund, a venture capital fund, since 1998. Prior to joining Mayfield Fund, Mr. Banatao founded S3, Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products, where he served as President and Chief Executive Officer from 1989 until 1992 and Chairman from 1992 to 1998. Mr. Banatao holds a Bachelor of Science degree in Electrical Engineering from the Mapua Institute of Technology and a Master of Science degree in Electrical Engineering and Computer Science from Stanford University.

     SEHAT SUTARDJA, a co-founder of Marvell, has served as its President since inception and as its Co-Chairman of the Board and Chief Executive Officer since August 1995. In addition, he has served as

President, Chief Executive Officer and a Director of Marvell Semiconductor, Inc. since its founding. From 1989 until 1995, Dr. Sutardja served as a manager and principal project engineer at 8X8 Inc., a designer and manufacturer of digital communications products. Dr. Sutardja received his Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Sutardja is the husband of Weili Dai and the brother of Dr. Pantas Sutardja.

     WEILI DAI, a co-founder of Marvell, has served as its Vice President, Corporate Assistant Secretary and one of its Directors since inception. Ms. Dai was promoted from Vice President to Executive Vice President in 1996, which position she currently holds. Ms. Dai has also served as Executive Vice President and Director for Marvell Semiconductor, Inc. since its founding. As Executive Vice President for Marvell Semiconductor, Inc., Ms. Dai is the General Manager of the Data Communications Group and is also responsible for the corporate business development and human resources functions. From 1992 until 1995, Ms. Dai was involved in software development and project management at Canon Research Center America, Inc. Ms. Dai holds a Bachelor of Science degree in Computer Science from the University of California at Berkeley. Ms. Dai is the wife of Dr. Sehat Sutardja.

     PANTAS SUTARDJA, a co-founder of Marvell, has served as its Vice President and one of its Directors since inception, and as Vice President of Engineering for Marvell Semiconductor, Inc. from its founding until 1999, when he was appointed Chief Technology Officer. Dr. Sutardja has also been a Director of Marvell Semiconductor, Inc. from inception. Previously, Dr. Sutardja served as Research Staff Member at IBM Almaden Research Center from 1988 to 1994. Dr. Sutardja holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley. Dr. Sutardja is the brother of Dr. Sehat Sutardja.

     GEORGE HERVEY joined Marvell in April 2000 as its Vice President of Finance and Chief Financial Officer and in a similar capacity for Marvell Semiconductor, Inc. From March 1997 to April 2000, Mr. Hervey served as Senior Vice President, Chief Financial Officer and Secretary for Galileo Technology Ltd., which manufactures chips which provide Ethernet switching capabilities for high performance local area networks. From June 1992 to February 1997, Mr. Hervey was Senior Vice President of Finance and Chief Financial Officer of S3 Incorporated, a designer and manufacturer of graphics and video accelerators for personal computers and related peripheral products. Mr. Hervey holds a Bachelor of Science degree in Business Administration from the University of Rhode Island.

     ALAN ARMSTRONG has served as Vice President of Marketing, Data Storage for Marvell Semiconductor since June 1999. From 1992 until 1999, Dr. Armstrong held various positions at Cirrus Logic Inc., a designer and manufacturer of analog and mixed signal circuits, most recently as Director of Product Planning and Applications for Data Storage Products. Dr. Armstrong holds a Bachelor of Science degree in Electrical Engineering from San Diego State University and Master of Science and Ph.D. degrees in Electrical Engineering from the University of California, San Diego.


     WILLIAM BRENNAN has served as Vice President of Sales, Data Storage, for Marvell Semiconductor, Inc. since July 2000. From 1993 until 2000, Mr. Brennan served as Vice President for Exis, Inc., a firm specializing in account management for semiconductor companies, including NEC Corporation. From 1986 to 1993, Mr. Brennan held various sales and marketing positions at Texas Instruments, including Sales Manager for the HDD segment. Mr. Brennan holds a Bachelor of Science degree in Electrical Engineering from the University of Colorado.


     GANI JUSUF has served as Vice President of Product Development, Data Communications, since February 2000. From 1998 to February 2000, Dr. Jusuf was a Research and Development Manager for Agilent Technologies, Inc., a subsidiary of Hewlett-Packard, which develops test, measurement and monitoring products and devices. From 1995 to 1998, Dr. Jusuf served as Director of Engineering responsible for product definition and development for Marvell Semiconductor, Inc. Dr. Jusuf holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley.

     NERSI NAZARI has served as Vice President of Signal Processing Technology for Marvell Semiconductor, Inc. since October 1997. From 1994 until 1997, Dr. Nazari served as Chief Technologist at GEC Plessey Semiconductors, a designer and manufacturer of integrated circuits, including data storage and data communications products. Dr. Nazari holds Bachelor of Science degrees in Electrical Engineering and Mathematics from Southern Illinois University, a Master of Science degree in Electrical Engineering from the University of Missouri, and a Ph.D. in Electrical Engineering from the University of Colorado.

     GEORGE PAPA joined Marvell Semiconductor, Inc. in February 2000 as Vice President of Sales, Data Communications. From 1997 until 2000, Mr. Papa served as Vice President of Worldwide Sales for Level One Communications, Inc., a subsidiary of Intel Corporation. From 1991 to 1997, Mr. Papa served as Vice President of North American Sales for Siemens Corporation. Mr. Papa holds a Bachelor of Science degree in Electrical Engineering from Northeastern University.


     LAWRENCE TSE has served as Vice President of Engineering for Marvell Semiconductor, Inc. since June 2000. From 1998 to 2000, Mr. Tse served as the Vice President of Engineering for Volterra Semiconductor Corporation, a designer and manufacturer of power management products. From 1990 until 1998, he held various positions at Chrontel, Inc., a designer and manufacturer of mixed-signal visual communication products, most recently as Vice President of Engineering. Mr. Tse holds a Bachelor of Engineering degree in Electrical Engineering from McMaster University, Canada, and a Master of Science degree in Electrical Engineering from the University of California at Berkeley.


     LEE CHUNG YIU has served as Vice President of Engineering for Marvell Semiconductor, Inc. since May 1999. From 1994 until 1997, Dr. Yiu served as the Director of Engineering for SEEQ Technology Inc., a supplier of Ethernet data communications products for networking applications. From 1997 until 1999, Dr. Yiu was the Vice President of Engineering for Newave Semiconductor Corporation, a privately held company developing integrated circuits for the telecommunications market. Dr. Yiu holds a Bachelor of Science degree in Electrical Engineering from National Taiwan University and Master of Science and Ph.D. degrees in Electrical Engineering from the University of California at Berkeley.

     STEPHEN ZADIG has served as the Vice President of Operations for Marvell Semiconductor, Inc. since 1996. From 1995 to 1996, Mr. Zadig served as Vice President of Operations for Paradigm Technology Inc., a designer and supplier of high performance SRAM products. From 1990 until 1995, Mr. Zadig served as Vice President of Operations for C-Cube Microsystems Inc., a company that designs and markets integrated circuits that implement digital video encoding and decoding.

     HERBERT CHANG has served as a Director since November 1996. Since April 1996, Mr. Chang has been President of InveStar Capital, Inc., a technology venture capital management firm based in Taiwan. From 1994 to 1996, Mr. Chang was Senior Vice President of WK Technology Fund, a venture capital fund. Mr. Chang serves as a director for NetIQ Corporation and Silicon Image, Inc. Mr. Chang holds a Bachelor of Science degree from National Taiwan University and a Master of Business Administration degree from National Chiao-Tung University in Taiwan.

     JOHN M. CIOFFI has served as a Director since March 2000. Dr. Cioffi has been a professor of Electrical Engineering at Stanford University since 1986. In 1991, he founded Amati Communications Corporation, which designs and manufactures modems for Asymmetric Digital Subscriber Lines, and served as the Chief Technology Officer until the company's acquisition by Texas Instruments, Inc. in 1998. Dr. Cioffi is an IEEE fellow and serves as a director for ITEX, and on the advisory boards of Coppercom, Gigabit Wireless, Kestrel Solutions, Inc., Charter Ventures, Portview Communications Partners and GoDigital Networks Corp.

     PAUL R. GRAY has served as a Director since March 2000. Dr. Gray currently serves as Executive Vice Chancellor and Provost, effective July 2000 at the University of California, Berkeley. During his 28 year tenure with the University, Dr. Gray has held numerous administrative posts, including Director of the Electronics Research Laboratory, Vice Chairman of the EECS Department for Computer Resources, and Chairman of the Department of Electrical Engineering and Computer Sciences.

     RON VERDOORN has served as a Director since January 1998. From January 1999 to the present, Mr. Verdoorn has served as Executive Vice President of Manufacturing for Affymetrix, Inc., a company specializing in the development of technology for acquiring and managing complex genetic information for use in biomedical research, genomics and clinical diagnostics. From 1997 to 1999, Mr. Verdoorn served as an independent consultant to the hard disk drive industry. From 1983 to 1997, Mr. Verdoorn held a number of positions with Seagate Technology, Inc., most recently as Executive Vice President and Chief Operating Officer of Storage Products. Mr. Verdoorn holds a Bachelor of Arts degree in Sociology from Linfield College.

COMPOSITION OF MARVELL'S BOARD OF DIRECTORS


     Marvell's Bye-laws provide for two or more directors, and the number of directors is currently fixed at eight. The merger agreement provides that immediately prior to the effective time of the merger, the board of directors of Marvell will be expanded in size from eight to ten members. See "The Merger Agreement -- Management After the Merger" on page 90.


     Marvell's board of directors is divided into three classes, each serving staggered three-year terms, which means that only one class of directors is elected at each annual meeting of shareholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors. Marvell's executive officers are elected by the board of directors and serve at the discretion of the board of directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     Marvell's Compensation Committee is comprised of Messrs. Banatao, Chang, Cioffi and Gray, and its Audit Committee is comprised of Messrs. Banatao, Chang and Verdoorn. The Compensation Committee has the authority to approve salaries and bonuses and other compensation matters for Marvell's officers and consultants, to approve employee health and benefit plans and to administer its stock option plans. The Audit Committee, which is comprised of independent directors, has the authority to recommend the appointment of Marvell's independent auditors and to review the results and scope of audits, internal accounting controls and other accounting related matters.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of Marvell's executive officers serves as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of Marvell's Board of Directors or Compensation Committee.

DIRECTOR COMPENSATION

     Marvell's directors do not receive cash compensation for their service as directors. Under Marvell's 1997 Directors' Stock Option Plan, each new non-employee director will receive an option to purchase 180,000 shares of common stock upon joining the Board of Directors. In addition, under the plan, each incumbent non-employee director will be granted an option to purchase an additional 36,000 shares of Marvell common stock annually.

EXECUTIVE COMPENSATION

     The following table shows the cash compensation paid or accrued for the fiscal year ended January 31, 2000 to Marvell's Chief Executive Officer and each of its most highly compensated executive officers or former executive officers other than the Chief Executive Officer. Marvell did not make any restricted stock awards or long-term incentive plan payments in the fiscal year ended January 31, 2000. The amount of cash compensation does not include the aggregate value of personal benefits or securities, property or other non-cash compensation paid or distributed other than pursuant to a plan that was less than the lesser of $50,000 and 10% of the cash compensation received by such officer.

                           SUMMARY COMPENSATION TABLE

                                                                 ANNUAL          ALL OTHER
                                                              COMPENSATION    COMPENSATION(1)
                                                              ------------    ---------------
Sehat Sutardja..............................................    $100,000          $3,081
  Co-Chairman of the Board, President and Chief Executive
     Officer
Weili Dai...................................................     100,000           3,081
  Executive Vice President, Corporate Assistant Secretary
     and Director
Pantas Sutardja.............................................     100,000           3,081
  Vice President and Director
Gordon M. Steel(2)..........................................     165,000           3,081
  Vice President of Finance and Chief Financial Officer

-------------------------
(1) These amounts consist of discretionary profit sharing payments.

(2) Mr. Steel's employment with Marvell was terminated in April 2000.

FISCAL YEAR 2000 OPTIONS

     No stock options were granted to those executive officers listed in the Summary Compensation Table for the year ended January 31, 2000. However, on May 8, 2000 Marvell granted George Hervey options to purchase 760,000 shares at an exercise price of $10.00 per share, which was the fair market value of the common stock on the grant date as determined by the Board of Directors. Marvell has never granted any stock appreciation rights.

     None of those executive officers listed in the Summary Compensation Table exercised stock options during fiscal 2000 or held unexercised options as of January 31, 2000.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

     Marvell does not have employment agreements or change in control agreements with any of its executive officers. Accordingly, Marvell's executive officers may resign at any time and the employment of each executive officer may be terminated at any time by the Board of Directors.

COMPENSATION PLANS

1995 STOCK OPTION PLAN

     Marvell's Board of Directors adopted the 1995 Stock Option Plan on April 18, 1995. On May 8, 2000, the Board of Directors amended the 1995 Plan to add flexibility to the administration of the plan and to add certain other improvements. Marvell received shareholder approval of the amendments at its annual general meeting on June 17, 2000. The plan will terminate no later than April 18, 2005. The plan provides for the grant of incentive stock options to Marvell's employees and nonstatutory stock options to its employees, directors and consultants. Subject to adjustments for stock splits and similar events, 29,500,000 shares of common stock may be issued under the plan. As of October 31, 2000, 12,778,858 shares were subject to outstanding options and 1,792,487 were available for future grant. As amended, the plan will provide for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning January 30, 2000, equal to the lesser of 5,000,000 shares, 5% of the outstanding shares on the date of the annual increase, or a number of shares determined by the Board.

     Marvell's Board or a committee appointed by the Board administers the stock option plan and determines the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options. The exercise price of nonstatutory options will generally be at least the fair market value of the common stock on the date of grant. The exercise price of incentive stock options cannot be lower than 100% of the fair market value of the common stock on the date of grant and, in the case of incentive stock options granted to holders of more than 10% of Marvell's voting power, not less than 110% of the fair market value. The term of an incentive stock option cannot exceed ten years, and the term of an incentive stock option granted to a holder of more than 10% of Marvell's voting power cannot exceed five years.

     A participant may not transfer rights granted under Marvell's stock option plan other than by will, the laws of descent and distribution, or as otherwise provided under the stock option plan. As amended, the plan will provide the Board or committee with broad authority to adjust the treatment of options granted under the stock option plan if Marvell is acquired, including causing them to accelerate and become fully exercisable, if the successor corporation does not assume them or substitute equivalent options in their place. Marvell's Board of Directors may not amend, modify, or terminate the stock plan if the amendment, modification, or termination would impair optionees' rights unless it first obtains the prior written consent of all optionees who would be adversely affected.

2000 EMPLOYEE STOCK PURCHASE PLAN

     On May 8, 2000, Marvell's Board of Directors approved the 2000 Employee Stock Purchase Plan. The purchase plan was adopted at Marvell's annual general meeting on June 17, 2000. The purchase plan will terminate no later than 20 years after the Board approval. The purchase plan provides Marvell's employees and those of its participating subsidiaries an opportunity to purchase its common stock through accumulated payroll deductions.

     A total of 1,000,000 shares of common stock was initially be reserved for issuance under the purchase plan. In addition, the purchase plan provides for annual increases in the number of reserved shares on the first day of each calendar year in the plan's term, beginning January 1, 2001, equal to the lesser of 500,000 shares, 0.75% of the outstanding shares on the date of the annual increase, or the amount the Board determines.

     Marvell's Board of Directors or a committee appointed by the Board administers the purchase plan. The Board or committee has full and exclusive authority to interpret the terms of the purchase plan. In addition, the Board has the authority to amend or terminate the purchase plan at any time.

     Employees will be eligible to participate if they are customarily employed for at least 20 hours per week. However, an employee will not be eligible to participate if immediately after the grant of a right to purchase stock under the purchase plan, he or she would own stock with five percent or more of the total combined voting power or value of all classes of Marvell's capital stock, or if and to the extent that, his or her rights to purchase stock under all of Marvell's employee stock purchase plans accrue at a rate that exceeds $25,000 worth of stock per calendar year.

     The purchase plan permits participants to purchase common stock though payroll deductions of up to 20% of the participant's base compensation, which includes regular straight-time gross earnings and excludes overtime, shift premiums, incentive compensation or payments, bonuses, and commissions. However, the Board or committee may set a maximum withholding percentage that is less than 20%. Employees participate in the purchase plan by enrolling in "offering periods" of 24 months, unless determined otherwise by the plan administrator. Each offering period includes four purchase periods. The first offering period began on June 26, 2000. An employee may be enrolled in only one offering period at a time.

     On each purchase date, amounts that are deducted and accumulated for the participant's account will be used to purchase shares of common stock at a price of 85% of the lower of the fair market value of the common stock at the first day of the offering period and the purchase date. If the fair market value of the common stock is lower on the purchase date than it was on the first day of the offering period, then all participants in that offering period will automatically be enrolled in the offering period that begins the next trading day, and their participation in the prior offering period will be terminated. In addition, if the fair market value of the common stock drops more than 25% from one purchase date (the "benchmark date") to the next, the number of shares a participant may purchase will be limited, unless the administrator determines otherwise, to 75% of the number that could have been purchased at 85% of the higher price. This limit will remain in place until the fair market value on a purchase date has recovered to at least 75% of its level on the benchmark date.

     Participants are able to reduce their withholding percentage, but not below one percent, at any time during an offering period and are able to increase their withholding percentage effective the first day of each purchase period. Participants are able to end their participation, and will be repaid their payroll deductions through that date, at any time during an offering period. Participation ends automatically upon termination of employment.

     Marvell intends the purchase plan to qualify under Section 423 of the Internal Revenue Code, to allow favorable tax treatment of participants. In general, if a participant in a qualified employee stock purchase plan holds stock purchased under the plan for at least two years from the date he or she was granted the right to purchase the stock and at least one year after the purchase, then upon sale of the stock, (a) gain up to 15% of the value of the stock on the date the purchase right was granted is taxable as ordinary income and (b) additional gain is long-term capital gain.

     A participant will not be able to transfer rights granted under the purchase plan other than by will, the laws of descent and distribution or as otherwise provided under the purchase plan.

     The purchase plan provides that, if Marvell merges with or into another corporation or a sale of substantially all of its assets, a successor corporation may assume or substitute for each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new purchase date will be set.

1997 DIRECTORS' STOCK OPTION PLAN

     On January 28, 1997 Marvell's Board of Directors adopted the 1997 Directors' Stock Option Plan and its shareholders approved the adoption of the plan on August 5, 1997. The plan provides for the grant of nonstatutory stock options to non-employee directors. A total of 900,000 shares of common stock have been reserved for issuance under the directors' plan.

     The 1997 Directors' Stock Option Plan provides that each non-employee director will automatically be granted an option to purchase 180,000 shares of common stock on the date that he or she first becomes a non-employee director. In addition, each non-employee director will automatically be granted an option to purchase 36,000 shares on the date of each annual shareholders' meeting if at that time he or she will have served on the Board of Directors for at least the preceding six months. The term of each option shall not exceed ten years. Under the plan, the initial grant of 180,000 shares of common stock vests over five years with the first 20% vesting at the end of the first year and one sixtieth of the total vesting each month thereafter. Each subsequent grant of 36,000 shares begins to vest with 20% on the day that is one month after the fourth anniversary of the date of the grant and one twelfth of the total vests each month thereafter. In addition, upon a merger or the sale of substantially all of Marvell's assets, adoption of a plan of liquidation, dissolution, consolidation or reorganization all unvested options shall immediately vest and Marvell will give each director a reasonable time thereafter to exercise his or her option. Alternatively, Marvell may grant the director the right to exercise the option, whether or not vested, for an equivalent number of shares of the company acquiring its business by reason of such transaction.

     The exercise price of each option granted under the 1997 Directors' Stock Option Plan will be 100% of the fair market value per share of Marvell common stock on the date of grant. Each option will have a maximum term of 10 years, but will terminate earlier if the director ceases to be a member of the Board of Directors. The Board of Directors may amend the plan without shareholder approval unless shareholder approval is required under applicable law.

401(k) PLAN

     Marvell sponsors a defined contribution plan intended to qualify under
Section 401(k) of the Internal Revenue Code. Most employees are eligible to participate and may enter at any time during the year. Participants may make pre-tax contributions to the plan of up to the statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. The plan permits Marvell to make discretionary matching contributions. To date, Marvell has not made matching contributions under the plan.

                              CERTAIN TRANSACTIONS

     Since January 1997, there has not been nor is there currently proposed any transaction or series of similar transactions to which Marvell was or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of Marvell's stock or any member of his or her immediate family had or will have a direct or indirect material interest, except as noted below.

ISSUANCES OF OPTIONS AND PURCHASES OF COMMON STOCK


     From January 1, 1997 through December 8, 2000, Marvell granted options for the purchase of and issued shares of its common stock as follows:


     - In January 1997, Marvell's Board of Directors granted Diosdado Banatao an option to purchase 180,000 shares at an exercise price per share of $0.05.

     - In January 1997, Marvell's Board of Directors granted Herbert Chang an option to purchase 180,000 shares at an exercise price per share of $0.05. In June 1997, Mr. Chang exercised all of the options.

     - In January 1998, Marvell's Board of Directors granted Ron Verdoorn options to purchase an aggregate of 630,000 shares at an exercise price per share of $0.25. In March 2000, Mr. Verdoorn exercised all of the options.

     - In December 1999, Marvell's Board of Directors granted Dr. John Cioffi options to purchase 180,000 shares at an exercise price per share of $2.00. In January 2000, Dr. Cioffi exercised all of the options.

     - In December 1999, Marvell's Board of Directors granted Dr. Paul Gray options to purchase 180,000 shares at an exercise price per share of $2.00. In January 2000, Dr. Gray exercised 36,000 of these options.

     - In May 2000, Marvell's Board of Directors granted George Hervey options to purchase 760,000 shares at an exercise price per share of $10.00.


     - In November 2000, George Hervey purchased 814 shares at a price of $12.75 per share under the 2000 Employee Stock Purchase Plan.


     The exercise prices of the options represent the estimate by the Board of Directors of the fair market value of the common stock on the grant date. In establishing these prices, the Board of Directors considered many factors, including the financial condition and operating results, transactions involving the issuances of shares of Marvell's preferred stock, the senior rights and preferences accorded shares of preferred stock and the market for comparable stocks.

     Except as set forth above, none of Marvell's executive officers, directors or 5% shareholders received options to purchase or purchased its common stock during this period.

CONVERTIBLE NOTE FINANCING AND SERIES D PREFERRED STOCK

     Set forth below is a description of the warrants and shares of Marvell's Series D preferred stock issued to its officers, directors and 5% shareholders. Each share of Marvell's Series D preferred stock automatically converted to four shares of Marvell common stock upon completion of Marvell's initial public offering in June 2000.

     - In December 1997, InveStar Burgeon Venture Capital, Inc., purchased 119,330 shares of Series D preferred stock for the cancellation of $517,094.50 in accrued indebtedness under a convertible promissory note issued in June 1997, and the Board of Directors granted to InveStar Burgeon Venture Capital, Inc. a warrant to purchase 17,307 shares of Series D preferred stock. This warrant was exercised in June 2000.

     - In December 1997, InveStar Semiconductor Development Fund, Inc. purchased 469,428 shares of Series D preferred stock for $999,999 in cash and cancellation of $1,034,189 in accrued indebtedness under a convertible promissory note issued in June 1997, and the Board of Directors issued to InveStar Semiconductor Development Fund, Inc. a warrant to purchase 34,616 shares of Series D preferred stock. This warrant was exercised in June 2000.

     - In December 1997, Sehat Sutardja and Weili Dai purchased 23,078 shares of Series D preferred stock for cash.

     - In December 1997, InveStar Dayspring Venture Capital, Inc. purchased 115,385 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Semiconductor Development, Inc. purchased 92,309 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Dayspring Venture Capital, Inc. purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, Forefront Venture Partners, L.P. purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, InveStar Excelsus Venture Capital, Inc. purchased 46,154 shares of Series D preferred stock for cash.

     - In February 1998, Ron Verdoorn purchased 8,078 shares of Series D preferred stock for cash.


     All share numbers and exercise prices for common stock have been adjusted to reflect the 50% stock dividend in June 1998 and the two 100% common stock dividends approved by the shareholders on March 17, 2000.


     InveStar Capital, Inc. acted as placement agent for several sales of the Series D preferred stock. As consideration for such services, Marvell paid a cash fee equal to 6% of the value of the securities placed by InveStar Capital, Inc., or approximately $141,000, and issued to InveStar Capital, Inc. warrants to purchase 10,825 shares of Series D preferred stock. This warrant was exercised in June 2000.

     Marvell has entered into an investor rights agreement with each of the purchasers of its preferred stock and common stock warrant holders, including those set forth above. Under this agreement, these stockholders are entitled to registration rights with respect to their shares of common stock issued upon conversion of the preferred stock. If Marvell decides to register securities, the registration rights provided in the agreement permit the holders of the rights to participate in the registration. However any managing underwriter for the offering may limit the shares the holders can register. In a public offering of Marvell's stock, the underwriters can limit the holders participation to 25% of the securities being offered.

DIRECTOR AFFILIATIONS


     Ronald Verdoorn, a director of Marvell, was employed by Seagate Technology, Inc. from May 1983 through September 1997, most recently as Executive Vice President and Chief Operating Officer of Storage Products. Seagate represented 21% of Marvell's net revenue in fiscal 1998, 43% of its net revenue in fiscal 1999, 24% of its net revenue in fiscal 2000 and 23% of its net revenue for the nine months ended October 31, 2000.

                      MARVELL AUDITED FINANCIAL STATEMENTS
                         MARVELL TECHNOLOGY GROUP LTD.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----
Report of Independent Accountants...........................  F-2 to Appendix E
Consolidated Balance Sheets.................................  F-3 to Appendix E
Consolidated Statements of Operations.......................  F-4 to Appendix E
Consolidated Statements of Shareholders' Equity (Deficit)...  F-5 to Appendix E
Consolidated Statements of Cash Flows.......................  F-6 to Appendix E
Notes to Consolidated Financial Statements..................  F-7 to Appendix E

                                F-1 to Appendix E

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Marvell Technology Group Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Marvell Technology Group Ltd. and their subsidiaries as of January 31, 1999 and 2000, and the results of their operations and their cash flows for the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 3, 2000 except for Note 11,
which is as of June 17, 2000

                                F-2 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 JANUARY 31,
                                                              -----------------
                                                               1999      2000
                                                              -------   -------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 5,515   $16,600
  Accounts receivable, net of allowance for doubtful
     accounts of $100 and $100..............................    5,497    14,701
  Inventory, net............................................    2,315     4,830
  Prepaid expenses and other current assets.................      188     1,195
  Deferred income taxes.....................................      842     1,456
                                                              -------   -------
     Total current assets...................................   14,357    38,782
Property and equipment, net.................................    2,081     7,413
Other noncurrent assets.....................................      125       305
                                                              -------   -------
     Total assets...........................................  $16,563   $46,500
                                                              =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable to bank.....................................  $   649   $    --
  Accounts payable..........................................    3,735     5,698
  Accrued liabilities.......................................    1,432     3,050
  Accrued employee compensation.............................      476     1,474
  Income taxes payable......................................    1,189     5,875
  Deferred revenue..........................................       --        --
  Capital lease obligations.................................       11        74
                                                              -------   -------
     Total current liabilities..............................    7,492    16,171
Notes payable to bank.......................................      888        --
Capital lease obligations, less current portion.............        9        36
                                                              -------   -------
     Total liabilities......................................    8,389    16,207
                                                              -------   -------
Commitments (Note 9)
Mandatorily redeemable convertible preferred stock, $0.002
  par value; 8,000,000 shares authorized, 5,880,598 and
  6,609,875 shares issued and outstanding...................   17,524    22,353
Shareholders' equity (deficit):
  Common stock, $0.002 par value; 242,000,000 shares
     authorized; 44,545,584 and 48,931,560 shares issued and
     outstanding............................................       89        98
Additional paid-in capital..................................    1,692    17,580
Deferred stock-based compensation...........................     (220)  (11,897)
Retained earnings (accumulated deficit).....................  (10,911)    2,159
                                                              -------   -------
     Total shareholders' equity (deficit)...................   (9,350)    7,940
                                                              -------   -------
     Total liabilities and shareholders' equity.............  $16,563   $46,500
                                                              =======   =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                F-3 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED JANUARY 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Net revenue.................................................  $   625    $21,253    $81,375
Costs and expenses:
  Cost of product revenue(1)................................      312     10,103     33,773
  Research and development(2)...............................    5,018      5,837     14,452
  Marketing and selling(3)..................................    1,671      4,631     10,436
  General and administrative(4).............................    1,028      1,190      3,443
  Amortization of stock compensation........................       --         42      2,175
                                                              -------    -------    -------
     Total costs and expenses...............................    8,029     21,803     64,279
                                                              -------    -------    -------
Operating income (loss).....................................   (7,404)      (550)    17,096
Interest income.............................................      170        175        486
Interest expense............................................     (164)      (101)      (156)
                                                              -------    -------    -------
Income (loss) before income taxes...........................   (7,398)      (476)    17,426
Provision for income taxes..................................       46        483      4,356
                                                              -------    -------    -------
Net income (loss)...........................................  $(7,444)   $  (959)   $13,070
                                                              =======    =======    =======
Net income (loss) per share:
  Basic net income (loss) per share.........................  $ (0.24)   $ (0.03)   $  0.32
                                                              =======    =======    =======
  Diluted net income (loss) per share.......................  $ (0.24)   $ (0.03)   $  0.16
                                                              =======    =======    =======
  Weighted average shares -- basic..........................   30,436     32,470     41,094
                                                              =======    =======    =======
  Weighted average shares -- diluted........................   30,436     32,470     81,545
                                                              =======    =======    =======

-------------------------
(1) Excludes amortization of stock compensation of $0, $0 and $11.

(2) Excludes amortization of stock compensation of $0, $27 and $1,373.

(3) Excludes amortization of stock compensation of $0, $4 and $211.

(4) Excludes amortization of stock compensation of $0, $11 and $580.

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                F-4 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                       COMMON STOCK       ADDITIONAL     DEFERRED     RETAINED
                                    -------------------    PAID-IN     STOCK-BASED    EARNINGS
                                      SHARES     AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)    TOTAL
                                    ----------   ------   ----------   ------------   ---------   -------
Balance at January 31, 1997.......  37,646,000    $75      $   144       $     --     $ (2,508)   $(2,289)
Common Stock options exercised....   1,788,000      4           67             --           --         71
Issuance of warrants in connection
  with Series D Mandatorily
  Redeemable Convertible Preferred
  Stock...........................          --     --           84             --           --         84
Net loss..........................          --     --           --             --       (7,444)    (7,444)
                                    ----------    ---      -------       --------     --------    -------
Balance at January 31, 1998.......  39,434,000     79          295             --       (9,952)    (9,578)
Common Stock options exercised....   5,486,592     11        1,081             --           --      1,092
Common Stock repurchased..........    (375,008)    (1)         (12)            --           --        (13)
Issuance of warrants in connection
  with Series D Mandatorily
  Redeemable Convertible Preferred
  Stock...........................          --     --           66             --           --         66
Deferred stock-based
  compensation....................          --     --          262           (262)          --         --
Amortization of deferred
  stock-based compensation........          --     --           --             42           --         42
Net loss..........................          --     --           --             --         (959)      (959)
                                    ----------    ---      -------       --------     --------    -------
Balance at January 31, 1999.......  44,545,584     89        1,692           (220)     (10,911)    (9,350)
Common stock options exercised....   4,437,376      9        2,070             --           --      2,079
Common stock repurchased..........     (51,400)    --          (34)            --           --        (34)
Deferred stock-based
  compensation....................          --     --       13,852        (13,852)          --         --
Amortization of deferred
  stock-based compensation........          --     --           --          2,175           --      2,175
Net income........................          --     --           --             --       13,070     13,070
                                    ----------    ---      -------       --------     --------    -------
Balance at January 31, 2000.......  48,931,560    $98      $17,580       $(11,897)    $  2,159    $ 7,940
                                    ==========    ===      =======       ========     ========    =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                F-5 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED JANUARY 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(7,444)   $  (959)   $13,070
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..........................      354        701      1,652
     Amortization of deferred stock compensation............       --         42      2,175
     Changes in assets and liabilities:
       Accounts receivable..................................      (99)    (5,398)    (9,204)
       Inventory............................................     (265)    (2,050)    (2,515)
       Prepaid expenses and other assets....................      (34)      (228)    (1,187)
       Accounts payable.....................................      252      3,264      1,963
       Accrued liabilities..................................      241      1,089      1,618
       Accrued compensation costs...........................      136        296        998
       Income taxes payable.................................      347        770      4,686
       Deferred revenue.....................................       --         --         --
       Deferred income taxes................................     (317)      (453)      (614)
                                                              -------    -------    -------
          Net cash provided by (used in) operating
            activities......................................   (6,829)    (2,926)    12,642
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in restricted cash...............................       --         --         --
  Cash used in purchase of property and equipment...........   (1,026)    (1,564)    (6,808)
                                                              -------    -------    -------
          Net cash used in investing activities.............   (1,026)    (1,564)    (6,808)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of convertible preferred stock,
     net....................................................    6,373      4,125      4,829
  Proceeds from the issuance of common stock, net...........       71      1,079      2,045
  Principal payments of capital lease obligations and notes
     payable to bank........................................      (45)      (211)    (3,579)
  Proceeds from borrowings on notes payable to bank.........       --      1,705      1,956
                                                              -------    -------    -------
          Net cash provided by financing activities.........    6,399      6,698      5,251
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........   (1,456)     2,208     11,085
Cash and cash equivalents at beginning of period............    4,763      3,307      5,515
                                                              -------    -------    -------
Cash and cash equivalents at end of period..................  $ 3,307    $ 5,515    $16,600
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest...............................................  $   164    $   101    $   174
                                                              =======    =======    =======
     Income taxes...........................................  $    17    $   166    $   284
                                                              =======    =======    =======
     Acquisition of property and equipment under capital
       lease obligations....................................  $    93    $    --    $   176
                                                              =======    =======    =======

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                F-6 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     Marvell Technology Group Ltd., (the "Company"), a Bermuda exempted company, was incorporated on January 11, 1995. The Company engages in the design, development and sale of integrated circuits utilizing proprietary mixed signal and digital signal processing technology for the high-speed, high-density data storage and broadband data communications markets.

BASIS OF PRESENTATION

     During fiscal 2000, the Company changed its fiscal year to the Saturday nearest January 31. In fiscal 1999 and 1998, the year ended on January 31. All years have been restated to reflect the current presentation. For presentation purposes, the consolidated financial statements and notes refer to January 31 as year end.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reporting in future periods.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The functional currency is the United States dollar.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and accrued employee compensation approximate their respective fair values because of the short term maturity of these items. The carrying value of the Company's debt approximates fair market value because of prevailing interest rates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial deposits, the fair value of which approximates cost. At January 31, 1999 and 2000, approximately $704,000 and $14,792,000 of money market funds are included in cash and cash equivalents, respectively.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash primarily in checking and money market accounts. Cash equivalents are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. The Company believes that

                                F-7 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

the concentration of credit risk in its trade receivables with respect to the data storage industry, as well as the limited customer base, located primarily in the Far East, is substantially mitigated by the Company's credit evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

     The following table sets forth sales to customers comprising 10% or more of the Company's total revenue for the periods indicated:

                                                              YEARS ENDED JANUARY 31,
                                                              -----------------------
                          CUSTOMER                            1998     1999     2000
                          --------                            -----    -----    -----
A...........................................................   --       46%      36%
B...........................................................   21%      43%      24%
C...........................................................   --        7%      14%
D...........................................................   --        2%      14%
E...........................................................   --        1%      10%
F...........................................................   26%      --       --
G...........................................................   25%      --       --
H...........................................................   16%      --       --

     The Company's accounts receivable were concentrated with three customers at January 31, 1999 (representing 51%, 29% and 10% of aggregate gross receivables) and four customers at January 31, 2000 (representing 48%, 16%, 15% and 14% of aggregate gross receivables).

INVENTORY

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment including capital leases and leasehold improvements are stated at cost less accumulated depreciation or amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which ranges from three to four years. Assets held under capital leases and leasehold improvements are amortized over the term of the lease or their estimated useful lives, whichever is shorter.

     Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between net book values of the assets and their estimated fair values. The Company believes that no long-lived assets were impaired at January 31, 1999 and 2000.

REVENUE RECOGNITION

     Revenue from the sale of integrated circuits is recognized upon shipment, net of accruals for estimated sales returns and allowances. Revenue generated by sales to distributors under agreements allowing certain rights of return are deferred for financial reporting purposes until the products are sold by distributors. Net revenue for the year ended January 31, 1998 includes approximately $197,000 derived

                                F-8 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

from a research and development contract, which was recognized on the percentage of completion basis. The associated costs are included in research and development expenses.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

STOCK-BASED COMPENSATION

     The Company's employee stock option plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board Interpretation No. 28, ("FIN 28"). Application of FIN 28 results in amortization of approximately 46% of the compensation in the first 12 months of vesting, 26% of the compensation in the second 12 months of vesting, 15% of the compensation in the third 12 months of vesting, 9% of the compensation in the fourth 12 months of vesting and 4% of the compensation in the fifth 12 months of vesting. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, "Accounting for Equity Instruments that are Offered to Other Than Employees for Acquiring of in Conjunction with Selling Goods or Services" ("EITF 96-18"). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value using the Black-Scholes method. The fair value of each non-employee stock awarded is remeasured at each period end until a commitment date is reached, which is generally the vesting date.

COMPREHENSIVE INCOME (LOSS)

     The Company adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between the Company's net income or loss and its total comprehensive net income or loss for the years ended January 31, 1998, 1999 and 2000.

NET INCOME (LOSS) PER SHARE

     The Company reports both basic net income (loss) per share, which is based upon the weighted average number of common shares outstanding excluding contingently issuable or returnable shares, and diluted net income (loss) per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

                                F-9 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     The following table sets forth the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share amounts):

                                                                 YEARS ENDED JANUARY 31,
                                                              -----------------------------
                                                               1998       1999       2000
                                                              -------    -------    -------
Numerator:
  Net income (loss).........................................  $(7,444)   $  (959)   $13,070
                                                              =======    =======    =======
Denominator:
  Basic --
     Weighted-average shares of common stock outstanding....   38,683     40,459     46,428
  Less: unvested common shares subject to repurchase........   (8,247)    (7,989)    (5,334)
                                                              -------    -------    -------
     Denominator for basic calculation......................   30,436     32,470     41,094
                                                              -------    -------    -------
Effect of dilutive securities --
  Unvested common shares subject to repurchase..............       --         --      5,334
  Mandatorily redeemable convertible preferred stock........       --         --     25,063
  Mandatorily redeemable convertible preferred stock
     warrants...............................................       --         --        273
  Common stock warrants.....................................       --         --         20
  Stock options.............................................       --         --      9,761
                                                              -------    -------    -------
     Denominator for diluted calculation....................   30,436     32,470     81,545
                                                              =======    =======    =======
Basic net income (loss) per share...........................  $ (0.24)   $ (0.03)   $  0.32
                                                              =======    =======    =======
Diluted net income (loss) per share.........................  $ (0.24)   $ (0.03)   $  0.16
                                                              =======    =======    =======

     The following table sets forth potential shares of common stock, assuming conversion of preferred stock and preferred stock warrants that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

                                                               JANUARY 31,
                                                             ----------------
                                                              1998      1999
                                                             ------    ------
Unvested common stock subject to repurchase................   8,247     7,989
Mandatorily Redeemable Convertible preferred stock.........  19,352    23,522
Mandatorily Redeemable Convertible preferred stock
  warrants.................................................   2,192     2,440
Stock options..............................................  12,738    12,896

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in current earnings or comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if so, the type of hedge transaction. Substantially all of the Company's revenues and the majority of its costs are denominated in U.S. dollars, and to date the Company has not entered into any derivative contracts. The Company does not expect that the adoption of SFAS 133 will have a material effect on its financial statements. The effective date of SFAS 133 as amended by SFAS 137 is for fiscal quarters of fiscal years beginning after June 15, 2000.

                               F-10 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The application of SAB No. 101 did not have a material impact on the Company's financial statements.

NOTE 2 -- BALANCE SHEET DETAILS (IN THOUSANDS):

                                                                 JANUARY 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
INVENTORY:
  Work-in-process...........................................  $ 2,315    $ 4,830
PROPERTY AND EQUIPMENT:
  Machinery and equipment...................................  $ 1,589    $ 3,890
  Computer software.........................................    1,285      3,981
  Furniture and fixtures....................................      203      1,633
  Leasehold improvements....................................      130        685
                                                              -------    -------
                                                                3,207     10,189
  Less: Accumulated depreciation and amortization...........   (1,126)    (2,776)
                                                              -------    -------
                                                              $ 2,081    $ 7,413
                                                              =======    =======

     Machinery and equipment include $144 and $320 of assets under capital leases at January 31, 1999 and 2000. Accumulated depreciation for such equipment was $53 and $124 at January 31, 1999 and 2000.

NOTE 3 -- LINE OF CREDIT AND NOTES PAYABLE TO BANK:

     In May 1998 (and amended in July 1999), the Company entered into a loan and security agreement with a bank which provides for borrowings of up to $8,000,000 in the form of line of credit advances based on eligible accounts receivable and inventory, as defined, and $3,100,000 available in the form of equipment advances. The agreement expires on April 30, 2000. Borrowings accrue interest at the bank's prime rate plus 0.125%, which equaled 8.625% at January 31, 2000, and are secured by the tangible assets of the Company. In fiscal 1999 and 2000, the Company borrowed a total of approximately $3,600,000 under this agreement, which was fully repaid in fiscal 2000.

     At January 31, 2000, no amounts were outstanding, and $8,000,000 was available, under the line of credit and equipment advance. The agreement requires the Company to comply with certain covenants and maintain certain financial ratios. The agreement prohibits the payment of cash dividends without prior bank approval.

                               F-11 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

NOTE 4 -- MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     Mandatorily redeemable convertible preferred stock at January 31, 2000 consisted of the following (in thousands):

                                                     SHARES               PROCEEDS
                                            ------------------------       NET OF       LIQUIDATION
                                            AUTHORIZED   OUTSTANDING   ISSUANCE COSTS     AMOUNT
                                            ----------   -----------   --------------   -----------
Series A..................................      525           525         $   350         $   350
Series B..................................    1,119         1,119           1,199           1,231
Series C..................................    2,184         2,090           7,098           7,316
Series D..................................    3,750         2,526          10,206          10,945
Series E..................................      422           350           3,500           3,500
                                              -----         -----         -------         -------
                                              8,000         6,610         $22,353         $23,342
                                              =====         =====         =======         =======

     The rights with respect to Series A, Series B, Series C, Series D and Series E are as follows:

VOTING

     Each share of the Series A, Series B, Series C, Series D and Series E has voting rights equal to that of common stock on an as if converted basis. The holders of a majority of the outstanding shares of Series B and Series C, respectively, voting as a class individually, shall be entitled to elect one member of the Board of Directors each.

DIVIDENDS

     Each holder of outstanding Series A, Series B, Series C, Series D and Series E are entitled to receive noncumulative dividends as declared by the Board of Directors at a rate of $0.0468, $0.0772, $0.2452, $0.3032 and $0.70 per share, respectively, subject to anti-dilution. No dividends have been declared from inception through January 31, 2000.

LIQUIDATION

     In the event of any liquidation, dissolution, winding up, or merger where less than 50% of the voting power is maintained by existing shareholders of the Company, the Series A, Series B, Series C, Series D and Series E shareholders are entitled to receive prior and in preference to any distribution to the holders of common stock, an amount per share equal to $0.67, $1.10, $3.50, $4.33 and $10.00, respectively, plus any declared but unpaid dividends. The remaining assets shall be distributed pro rata to the holders of Series A, Series B, Series C, Series D and Series E based on the number of shares held. However, such incremental distribution is limited to an amount equal to $1.67, $2.75, $8.75, $10.83 and $25.00 per share of Series A, Series B, Series C, Series D and Series E, respectively. All remaining assets shall be distributed pro rata to the holders of common stock.

CONVERSION

     Each Series A, Series B, Series C, Series D and Series E share is convertible into four shares of common stock at the option of the holder, subject to adjustments for stock dividends, stock splits, combination of common stock, consolidations of common stock and the issuance of new common stock. Each share of Series A, Series B, Series C, Series D and Series E will be automatically converted upon (i) an initial public offering of the Company at not less than $3.25 per share with aggregate proceeds greater than $10,000,000, or (ii) the written consent of the respective shareholders of Series A, Series B,

                               F-12 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

Series C, Series D and Series E of greater than fifty percent of the outstanding shares of Series A, Series B, Series C, Series D and Series E.

     At January 31, 2000, the Company has reserved 32,000,000 shares of common stock for issuance upon conversion of the mandatorily redeemable convertible preferred stock.

     The following is a summary of activity in mandatorily redeemable convertible preferred stock (in thousands):

                                                                         TOTAL
                                                              SHARES    AMOUNT
                                                              ------    -------
Balance at January 31, 1997.................................  3,357     $ 7,176
Issuance of Series D Mandatorily Redeemable Convertible
  Preferred Stock...........................................  1,481       6,289
                                                              -----     -------
Balance at January 31, 1998.................................  4,838      13,465
Issuance of Series D Mandatorily Redeemable Convertible
  Preferred Stock...........................................  1,043       4,059
                                                              -----     -------
Balance at January 31, 1999.................................  5,881      17,524
Issuance of Series E Mandatorily Redeemable Convertible
  Preferred Stock...........................................    350       3,500
Issuance of Series C and Series D Mandatorily Redeemable
  Convertible Preferred Stock upon exercise of warrants.....    379       1,329
                                                              -----     -------
Balance at January 31, 2000.................................  6,610     $22,353
                                                              =====     =======

NOTE 5 -- PREFERRED AND COMMON STOCK WARRANTS:

     At January 31, 2000, the Company has reserved 136,353 and 60,000 shares of Preferred Stock and Common Stock, respectively, for the issuance of shares upon the exercise of warrants.

     In connection with the issuance of Series C, the Company issued warrants to purchase 471,428 shares of Series C at $3.50 per share. Warrants to purchase 377,142 shares of Series C were exercised in April and May 2000, and 94,286 warrants expired during fiscal 2000.

     During fiscal 1998, in connection with the issuance of Series D, the Company received bridge financing of approximately $2,200,000 for which it issued warrants to purchase 93,473 shares of Series D at $4.33 per share. The warrants are exercisable after December 10, 1997 for $4.33 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) closing of an initial public offering of the Company's common stock, (ii) the sale of all or substantially all of its assets or acquisition of the Company by another entity, or (iii) June 27, 2000. The Company valued the warrants under the "Black-Scholes" formula at approximately $84,000. The warrant value has been recorded as interest expense.

     During fiscal 1999, in connection with the Company's Loan and Security Agreement with a bank, the Company issued warrants to purchase 45,000 shares of Series D at $4.33 per share. The warrants are exercisable after May 21, 1998 for $4.33 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) one year after the closing of an initial public offering of the Company's common stock, or (ii) May 21, 2003. The Company valued the warrants under the "Black-Scholes" formula at approximately $66,000. The warrant value has been recorded as interest expense.

     In July 1999, in connection with the Company's Loan and Security Agreement with a bank, the Company issued warrants to purchase 60,000 shares of Common Stock at $1.50 per share. The warrants are exercisable after July 16, 1999 for $1.50 per share, subject to anti-dilution, and are exercisable on a net basis. The warrants expire upon the earlier of (i) one year after the closing of an initial public offering of

                               F-13 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

the Company's common stock, or (ii) July 16, 2004. The Company valued the warrants under the "Black-Scholes" formula at approximately $23,000. The warrant value has been recorded as interest expense.

NOTE 6 -- COMMON STOCK:

     In April 1995, the Company adopted the 1995 Stock Option Plan, (the "Option Plan"). The Option Plan, as amended, has 29,500,000 shares of common stock reserved for issuance thereunder.

THE OPTION PLAN

     The Option Plan allows for the issuance of incentive and nonqualified stock options to employees and consultants of the Company.

     Options granted under the Option Plan are generally for periods not to exceed ten years, and generally must be issued at prices not less than 100% and 85%, for incentive and nonqualified stock options, respectively, of the fair market value of the stock on the date of grant as determined by the Board of Directors. Incentive stock options granted to shareholders who own greater than 10% of the outstanding stock are for periods not to exceed five years, and must be issued at prices not less than 110% of the fair market value of the stock on the date of grant. The options vest 20% one year after the vesting commencement date and the remaining shares vest one-sixtieth per month over the remaining forty-eight months. Options granted under the Plan may be exercised prior to vesting. The Company has the right to repurchase such shares at their original purchase price if the optionee is terminated from service prior to vesting. Such right expires as the options vest over a five year period.

1997 DIRECTORS' STOCK OPTION PLAN

     In August 1997, the Company adopted the 1997 Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan has 900,000 shares of common stock reserved thereunder. Under the Directors' Plan, an outside director is granted 180,000 options upon appointment to the Board of Directors. These options vest 20% one year after the vesting commencement date and remaining shares vest one-sixtieth per month over the remaining forty-eight months. An outside director is also granted 36,000 options on the date of each annual meeting of the shareholders. These options vest one-twelfth per month over twelve months after the fourth anniversary of the vesting commencement date. Options granted under the Directors' Plan may be exercised prior to vesting. The Company has the right to repurchase such shares at their original purchase price if the director is terminated or resigns from the Board of Directors prior to vesting. Such right expires as the options vest over a five year period.

                               F-14 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     Aggregate activity under both the Option Plan and the Directors' Plan was as follows:

                                                                             WEIGHTED AVERAGE
                                                  SHARES        OPTIONS       OPTIONS PRICE
                                                 AVAILABLE    OUTSTANDING       PER SHARE
                                                 ---------    -----------    ----------------
                                                      (IN THOUSANDS)
Balance at January 31, 1997....................    1,156         7,698            $0.04
Additional shares authorized...................    9,900            --               --
Options granted................................   (7,641)        7,641            $0.18
Options canceled...............................      813          (813)           $0.04
Options exercised..............................       --        (1,788)           $0.04
                                                  ------        ------
Balance at January 31, 1998....................    4,228        12,738            $0.12
Additional shares authorized...................    6,400            --               --
Options granted................................   (6,677)        6,677            $0.49
Options canceled...............................    1,032        (1,032)           $0.13
Shares repurchased.............................      375            --            $0.03
Options exercised..............................       --        (5,487)           $0.20
                                                  ------        ------
Balance at January 31, 1999....................    5,358        12,896            $0.28
Additional shares authorized...................    3,600            --
Options granted................................   (5,289)        5,289            $1.80
Options canceled...............................    1,363        (1,363)           $0.39
Shares repurchased.............................       51            --            $0.66
Options exercised..............................       --        (4,437)           $0.44
                                                  ------        ------
Balance at January 31, 2000....................    5,083        12,385            $0.87
                                                  ======        ======

     At January 31, 2000, options to purchase 11,047,560 shares were vested and 5,334,148 unvested shares remain subject to the Company's repurchase rights under the Option Plan and the Directors Plan.

ISSUANCE OF COMMON STOCK TO FOUNDERS

     In January 1995, the Company issued 36,000,000 shares of its common stock ("the Founders' Shares") to its founders. Each founder has granted the Company a call right on 50% of his or her shares, exercisable in the event such founder's employment terminated for any reason. The call right expires at a rate of 1/60 per month. At January 31, 2000, Founders' Shares subject to call aggregated 300,000.

OTHER STOCK OPTIONS

     In October 1995 and July 1996, the Company granted to a director nonqualified common stock options to purchase 3,000,000 shares of common stock in total. One-half of the common stock options vest ratably over the five year vesting period. The remaining common stock options vest 20% one year after the date of grant and the remaining shares vest one-sixtieth per month over the remaining forty-eight months. In 1995, the director exercised 1,500,000 shares, of which 225,000 shares are subject to repurchase as of January 31, 2000 in the event he ceases to be a director.

     In January 1998, the Company granted to a director a nonqualified common stock option to purchase 450,000 shares of common stock at an exercise price of $0.25. The option vests 20% one year after the vesting commencement date and remaining shares vest one-sixtieth per month over the remaining forty-eight months.

                               F-15 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     Information relating to stock options outstanding under the Option Plan and the Directors' Plan at January 31, 2000 was as follows:

                                                   OPTIONS OUTSTANDING
                                    -------------------------------------------------
                                                   WEIGHTED AVERAGE
                                      NUMBER          REMAINING           WEIGHTED
                                    OUTSTANDING    CONTRACTUAL LIFE    EXERCISE PRICE
                                    -----------    ----------------    --------------
Range of exercise prices:
  $0.03 - $0.04...................   2,325,904           6.16              $0.04
  $0.05 - $0.25...................   2,636,248           7.50              $0.16
  $0.33 - $0.88...................   1,969,872           8.61              $0.42
  $1.06 - $2.00...................   4,433,900           9.40              $1.43
  $2.50 - $3.00...................   1,020,000           9.98              $3.00
                                    ----------
                                    12,385,924
                                    ==========

                                                          OPTIONS VESTED
                                                  ------------------------------
                                                    NUMBER      WEIGHTED AVERAGE
                                                    VESTED       EXERCISE PRICE
                                                  ----------    ----------------
Range of exercise prices:
  $0.03 - $0.04.................................   4,761,000         $0.04
  $0.05 - $0.25.................................   4,635,992         $0.14
  $0.33 - $0.88.................................   1,460,568         $0.39
  $1.06 - $1.25.................................     190,000         $1.06
                                                  ----------
                                                  11,047,560
                                                  ==========

CERTAIN PRO FORMA DISCLOSURES

     Had compensation expense for the Company's option grants been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net income (loss) would have been as follows:

                                                       YEARS ENDED JANUARY 31,
                                              -----------------------------------------
                                                 1998           1999           2000
                                              -----------    -----------    -----------
Net income (loss):
  As reported...............................  $(7,444,000)   $  (959,000)   $13,070,000
  Pro forma.................................  $(7,505,000)   $(1,572,000)   $11,857,000
Basic net income (loss) per share:
  As reported...............................  $     (0.24)   $     (0.03)   $      0.32
  Pro forma.................................  $     (0.25)   $     (0.05)   $      0.29
Diluted net income (loss) per share:
  As reported...............................  $     (0.24)   $     (0.03)   $      0.16
  Pro forma.................................  $     (0.25)   $     (0.05)   $      0.15

     For the purpose of above noted SFAS 123 pro forma disclosure the fair value of each option grant has been estimated on the date of grant using the minimum value method as prescribed by SFAS 123.

                               F-16 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

The following table summarizes the estimated fair value of options and assumptions used in the SFAS 123 calculations:

                                                              YEARS ENDED JANUARY 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Estimated fair value........................................  $0.04    $0.38    $2.96
Expected life (years).......................................      5        5        5
Risk-free interest rate.....................................    6.0%     4.5%     6.1%
Dividend yield..............................................     --       --       --
Volatility..................................................     --       --       --

STOCK COMPENSATION

     During the years ended January 31, 1999 and 2000, the Company granted options to employees and directors and recognized unearned stock compensation of approximately $262,000 and $13,852,000. Such unearned stock compensation is being amortized using an accelerated method over the vesting period of five years and may decrease due to employees that terminate service prior to vesting.

NOTE 7 -- BENEFIT PLAN:

     Effective January 1, 1994, the Company adopted a 401(k) plan which allows all employees to participate by making salary deferred contributions to the 401(k) plan ranging from 1% to 20% of eligible earnings. The Company may make discretionary contributions to the 401(k) plan upon approval by the Board of Directors. No company contributions were made to the 401(k) plan from inception through January 31, 2000.

NOTE 8 -- INCOME TAXES:

     The provision for income taxes for the years ended January 31, 1998, 1999 and 2000 consists of the following (in thousands):

                                                             YEAR ENDED JANUARY 31,
                                                            ------------------------
                                                            1998     1999      2000
                                                            -----    -----    ------
Current tax expense
  Federal.................................................  $ 354    $ 571    $  387
  State...................................................      1        1         1
  Foreign.................................................      8      364     4,582
                                                            -----    -----    ------
     Total current tax expense............................    363      936     4,970
                                                            -----    -----    ------
Deferred income tax
  Federal.................................................   (218)    (298)     (380)
  State...................................................    (99)    (155)     (234)
                                                            -----    -----    ------
     Total deferred income tax expense....................   (317)    (453)     (614)
                                                            -----    -----    ------
     Total provision for income taxes.....................  $  46    $ 483    $4,356
                                                            =====    =====    ======

                               F-17 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     Deferred tax assets (liabilities) consists of the following (in thousands):

                                                                AS OF JANUARY 31,
                                                              ----------------------
                                                              1998    1999     2000
                                                              ----    ----    ------
Research and development credits............................  $363    $598    $1,281
California investment credits...............................    --      29        29
Reserves and accruals.......................................    47     213       324
Depreciation................................................    --       2        --
                                                              ----    ----    ------
Total deferred tax assets...................................   410     842     1,634
                                                              ----    ----    ------
Deferred tax liabilities....................................   (21)     --      (178)
                                                              ----    ----    ------
Net deferred tax assets.....................................  $389    $842    $1,456
                                                              ====    ====    ======

     Reconciliation of the statutory federal income tax to the Company's effective tax:

                                                              YEARS ENDED JANUARY 31,
                                                              -----------------------
                                                              1998     1999     2000
                                                              -----    -----    -----
Provision (benefit) at federal statutory rate...............  (34.0)%  (34.0)%   35.0%
Non-U.S. losses.............................................   38.4    242.1       --
Difference in U.S. and non-U.S. taxes.......................     --     (7.8)   (10.6)
State taxes, net of federal benefit.........................   (0.9)   (21.4)    (0.9)
General business credits....................................   (3.0)   (81.0)    (3.0)
Non-cash stock compensation.................................     --      3.0      4.4
Other.......................................................    0.1      0.6      0.1
                                                              -----    -----    -----
     Effective tax rate.....................................    0.6%   101.5%    25.0%
                                                              =====    =====    =====

     The U.S. and non-U.S. components of income (loss) before income taxes are:

                                                           YEARS ENDED JANUARY 31,
                                                        -----------------------------
                                                         1998       1999       2000
                                                        -------    -------    -------
U.S. operations.......................................  $   247    $   580    $ 1,222
Non-U.S. operations...................................   (7,645)    (1,056)    16,204
                                                        -------    -------    -------
                                                        $(7,398)   $  (476)   $17,426
                                                        =======    =======    =======

     As of January 31, 2000, the Company had federal research tax credit carryforwards for U.S. federal income tax return purposes of approximately $800,000 that expire through 2020. As of January 31, 2000, the Company had unused California research tax credits of approximately $700,000 that will carryforward indefinitely until utilized.

     Federal and state tax laws impose restrictions on the utilization of tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code.

     Pending approval from the Economic Development Board of Singapore, the Company's Singapore operations are expected to enjoy, effective July 1, 1999, a tax holiday from Singapore taxes on certain non-investment income. The Company will be required to comply with certain conditions for minimum levels of investment, headcount and the nature of its activities at its Singapore operations to maintain the tax holiday. The tax holiday would have had an immaterial impact on the Company's net income in fiscal 2000.

     As a Bermuda corporation, the Company is subject to United States federal income tax on income of its wholly-owned subsidiary, Marvell Semiconductor, Inc., and on any portion of its non-U.S. income

                               F-18 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

which is considered effectively connected with the conduct of a trade or business within the United States. The Internal Revenue Service (IRS) will probably disagree with the Company's assertions of the amount of its non-U.S. income considered to be effectively connected with the conduct of a trade or business within the United States. Accordingly, the Company provides income taxes at amounts higher than those reflected in its income tax returns. At January 31, 2000, the consolidated accrued income taxes aggregated $5,875,000 which represent management's best estimate of the Company's income tax liabilities. Management believes the ultimate resolution of the potential disagreement with the IRS will not have a material adverse effect on the financial position or results of operations of the Company. However, the ultimate resolution of these matters will not be known with certainty until such time as the IRS has examined the Company's tax returns.

NOTE 9 -- COMMITMENTS:

     The Company is obligated under noncancelable operating leases for its facilities and under capital leases for certain equipment. The capital leases expire in fiscal year 2002 and include a buyout option.

     Future minimum lease payments under the operating and capital leases are as follows (in thousands):

                                                              OPERATING    CAPITAL
                                                               LEASES      LEASES
                                                              ---------    -------
2001........................................................   $1,372        $75
2002........................................................    1,357         36
2003........................................................       52         --
                                                               ------        ---
Total minimum lease payments................................   $2,781        111
                                                               ======
Less: amount representing interest..........................                  (1)
                                                                             ---
Present value of minimum lease payments.....................                 110
Less: current portion.......................................                 (74)
                                                                             ---
Long-term lease obligation..................................                 $36
                                                                             ===

     Rent expense on the operating leases for the years ended January 31, 1998, 1999 and 2000 was approximately $105,000, $214,000 and $859,000, respectively.

PURCHASE COMMITMENTS

     The Company's manufacturing relationships with foundries allow for the cancellation of all outstanding purchase orders, but requires repayment of all expenses incurred to date. As of January 31, 2000, foundries had incurred approximately $5,600,000 of manufacturing expenses on the Company's outstanding purchase orders.

NOTE 10 -- SEGMENT AND GEOGRAPHIC INFORMATION:

     The Company has adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: the design, development and sale of integrated circuits.

                               F-19 to Appendix E

                         MARVELL TECHNOLOGY GROUP LTD.

     The following is a summary of product revenue by geographic area based on the location of shipments (in thousands):

                                                            YEARS ENDED JANUARY 31,
                                                           --------------------------
                                                           1998     1999       2000
                                                           ----    -------    -------
Japan....................................................  $ --    $11,197    $36,284
Singapore................................................    --         14     25,234
Korea....................................................    --      9,680      4,342
Philippines..............................................    --          2     10,921
United States............................................   625        276        309
Others...................................................    --         84      4,285
                                                           ----    -------    -------
                                                           $625    $21,253    $81,375
                                                           ====    =======    =======

     All sales are denominated in United States dollars. For all periods presented, substantially all of the Company's long-lived assets were located in the United States.

NOTE 11 -- SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING

     On March 21, 2000, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell its common stock to the public.

STOCK DIVIDEND

     On March 17, 2000, the Company's shareholders approved two 100% common stock dividends. All references throughout the consolidated financial statements to number of shares, per share amounts and stock option data have been restated to reflect the common stock dividends. Additionally, on January 21, 2000, the authorized common shares was proposed to be increased to 242,000,000 by the Board of Directors. This increase was approved on March 17, 2000 by the Company's shareholders and took effect on that date.

RESTRICTED CASH

     In March 2000, the Company invested $3,000,000 in a certificate of deposit with a U.S. financial institution as security for a standby letter of credit with a supplier for the same amount. This standby letter of credit expired on September 1, 2000.

EMPLOYEE STOCK PURCHASE PLAN

     On May 8, 2000, the Board of Directors authorized the establishment of the 2000 Employee Stock Purchase Plan with 1,000,000 shares reserved for issuance. The plan will become effective upon the closing of the IPO, and was approved by the shareholders of the Company on June 17, 2000.

                               F-20 to Appendix E

                  APPENDIX F -- MARVELL'S FINANCIAL STATEMENTS

                     FOR THE QUARTER ENDED OCTOBER 31, 2000


              INDEX TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
  Financial Statements:
  Condensed Consolidated Balance Sheets at October 31, 2000
    and January 31, 2000......................................  F-2
  Condensed Consolidated Statements of Income for the three
    and nine months ended October 31, 2000 and 1999...........  F-3
  Condensed Consolidated Statements of Cash Flows for the nine months ended October 31, 2000 and 1999....................  F-4
  Notes to Condensed Consolidated Financial Statements........  F-5

                         MARVELL TECHNOLOGY GROUP LTD.


                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                              OCTOBER 31,    JANUARY 31,
                                                                 2000           2000
                                                              -----------    -----------
Current assets:
  Cash and cash equivalents.................................   $115,824       $ 16,600
  Accounts receivable, net of allowance for doubtful
     accounts of $100.......................................     23,150         14,701
  Inventory, net............................................      9,753          4,830
  Prepaid expenses and other current assets.................      5,830          2,651
                                                               --------       --------
          Total current assets..............................    154,557         38,782
Property and equipment, net.................................     12,571          7,413
Other noncurrent assets.....................................      3,668            305
                                                               --------       --------
                                                               $170,796       $ 46,500
                                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 14,949       $  5,698
  Accrued liabilities.......................................      9,627          4,524
  Income taxes payable......................................      6,780          5,875
  Deferred revenue..........................................        646             --
  Capital lease obligations.................................         53             74
                                                               --------       --------
          Total current liabilities.........................     32,055         16,171
Capital lease obligations, less current portion.............         --             36
                                                               --------       --------
          Total liabilities.................................     32,055         16,207
Commitments
Mandatorily redeemable convertible preferred stock..........         --         22,353
Shareholders' equity:
  Common stock, $0.002 par value; 242,000,000 shares
     authorized; 85,477,766 and 48,931,560 shares issued and
     outstanding at October 31, 2000 and January 31, 2000,
     respectively...........................................        171             98
  Additional paid-in capital................................    142,409         17,580
  Deferred stock-based compensation.........................    (10,488)       (11,897)
  Retained earnings.........................................      6,649          2,159
                                                               --------       --------
          Total shareholders' equity........................    138,741          7,940
                                                               --------       --------
          Total liabilities and shareholders' equity........   $170,796       $ 46,500
                                                               ========       ========

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED            NINE MONTHS ENDED
                                                  --------------------------    -------------------------
                                                  OCTOBER 31,    OCTOBER 31,    OCTOBER 31,   OCTOBER 31,
                                                     2000           1999           2000          1999
                                                  -----------    -----------    -----------   -----------
Net revenue...................................      $36,212        $23,463        $98,051       $54,379
Cost of goods sold(1).........................       16,999          8,874         45,259        22,189
                                                    -------        -------        -------       -------
Gross profit..................................       19,213         14,589         52,792        32,190
Operating expenses:
  Research and development(2).................        9,436          3,716         23,366         9,084
  Marketing and selling(3)....................        5,702          2,784         15,381         7,256
  General and administrative(4)...............        1,346            793          4,277         2,228
  Amortization of stock compensation..........        2,143            329          6,627           565
                                                    -------        -------        -------       -------
          Total operating expenses............       18,627          7,622         49,651        19,133
                                                    -------        -------        -------       -------
Operating income..............................          586          6,967          3,141        13,057
Interest income, net..........................        1,811             88          2,845           124
                                                    -------        -------        -------       -------
Income before income taxes....................        2,397          7,055          5,986        13,181
Provision for income taxes....................          599          1,764          1,496         3,295
                                                    -------        -------        -------       -------
Net income....................................      $ 1,798        $ 5,291        $ 4,490       $ 9,886
                                                    =======        =======        =======       =======
Net income per share:
  Basic.......................................      $  0.02        $  0.13        $  0.07       $  0.25
                                                    =======        =======        =======       =======
  Diluted.....................................      $  0.02        $  0.06        $  0.05       $  0.12
                                                    =======        =======        =======       =======
Weighted average common shares outstanding:
  Basic.......................................       79,625         41,278         60,343        39,188
                                                    =======        =======        =======       =======
  Diluted.....................................       97,150         82,073         90,667        80,413
                                                    =======        =======        =======       =======

---------------
(1) Excludes amortization of stock compensation of $108, $17, $334 and $29

(2) Excludes amortization of stock compensation of $874, $134, $2,702 and $248

(3) Excludes amortization of stock compensation of $1,037, $159, $3,207 and $248

(4) Excludes amortization of stock compensation of $124, $19, $384 and $40

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                    NINE MONTHS ENDED
                                                                -------------------------
                                                                OCTOBER 31,   OCTOBER 31,
                                                                   2000          1999
                                                                -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................     $  4,490       $ 9,886
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................        2,827         1,001
     Amortization of deferred stock compensation............        6,627           565
     Changes in assets and liabilities:
       Accounts receivable..................................       (8,449)       (4,711)
       Inventory............................................       (4,923)         (933)
       Prepaid expenses and other assets....................       (6,542)         (526)
       Accounts payable.....................................        9,251         1,476
       Accrued liabilities..................................        5,103           977
       Income taxes payable.................................          905         3,055
       Deferred revenue.....................................          646            --
                                                                 --------       -------
          Net cash provided by operating activities.........        9,935        10,790
                                                                 --------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment.....................       (7,985)       (4,508)
                                                                 --------       -------
          Net cash used in investing activities.............       (7,985)       (4,508)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of convertible preferred stock
     and warrants, net......................................          403         4,820
  Proceeds from the exercise of stock options, net..........        2,946           797
  Proceeds from initial public offering of common stock,
     net....................................................       93,982            --
  Proceeds from borrowings on notes payable to bank.........           --         2,133
  Principal payments of capital lease obligations and notes
     payable to bank........................................          (57)         (719)
                                                                 --------       -------
          Net cash provided by financing activities.........       97,274         7,031
Net increase in cash and cash equivalents...................       99,224        13,313
Cash and cash equivalents at beginning of period............       16,600         5,515
                                                                 --------       -------
Cash and cash equivalents at end of period..................     $115,824       $18,828
                                                                 ========       =======


  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                         MARVELL TECHNOLOGY GROUP LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments which, in the opinion of management, are necessary to present fairly the consolidated financial position of Marvell Technology Group Ltd. and it subsidiaries (collectively, the "Company") at October 31, 2000 and the consolidated results of its operations and cash flows for the three and nine months ended October 31, 2000 and 1999. All intercompany accounts and transactions have been eliminated. The results of operations for the three and nine months ended October 31, 2000 are not necessarily indicative of the results to be expected for the full year.

     The accompanying unaudited condensed consolidated financial statements do not include footnotes and certain financial presentations normally required under generally accepted accounting principles. Therefore, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 2000, included in the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks, money market funds and commercial deposits, the fair value of which approximates cost. At October 31 and January 31, 2000, approximately $112.5 million and $14.8 million of money market funds are included in cash and cash equivalents, respectively.

  Inventory

     Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method. Appropriate consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. Inventory consisted of the following (in thousands):

                                                        OCTOBER 31,    JANUARY 31,
                                                           2000           2000
                                                        -----------    -----------
Work in progress......................................    $9,753         $4,830
                                                          ======         ======

  Stock Based Compensation

     On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25. The Interpretation clarifies guidance for certain issues that arose in the application of APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Interpretation will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except as follows: (i) requirements related to the definition of an employee apply to new awards granted after December 15, 1998; (ii) modifications that directly or indirectly reduce the exercise price of an award apply to modifications made after December 15, 1998; and (iii) modifications to add a reload feature to an award apply to modifications made after January 12, 2000. The application of the Interpretation did not have a material impact on the Company's financial statements.

                         MARVELL TECHNOLOGY GROUP LTD.

                                  (UNAUDITED)

  Other Comprehensive Income

     The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. There was no difference between net income and comprehensive income during any of the periods presented.

  Earnings Per Share

     The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

                                                    THREE MONTHS ENDED            NINE MONTHS ENDED
                                                --------------------------    --------------------------
                                                OCTOBER 31,    OCTOBER 31,    OCTOBER 31,    OCTOBER 31,
                                                   2000           1999           2000           1999
                                                -----------    -----------    -----------    -----------
Net income....................................    $ 1,798        $ 5,291        $ 4,490        $ 9,886
Basic:
  Weighted-average shares of common stock
     outstanding..............................     85,478         46,581         62,613         45,952
  Converted preferred stock to common.........         --             --          2,948             --
  Less: unvested common shares subject to
     repurchase...............................     (5,853)        (5,303)        (5,218)        (6,764)
                                                  -------        -------        -------        -------
  Denominator for basic calculation...........     79,625         41,278         60,343         39,188
Effect of dilutive securities:
  Unvested common shares subject to
     repurchase...............................      5,853          5,303          5,218          6,764
  Convertible preferred stock and warrants....          4         25,519         14,847         24,940
  Stock options...............................     11,668          9,973         10,259          9,521
                                                  -------        -------        -------        -------
  Denominator for diluted calculation.........     97,150         82,073         90,667         80,413
                                                  -------        -------        -------        -------
Basic net income per share....................    $  0.02        $  0.13        $  0.07        $  0.25
Diluted net income per share..................    $  0.02        $  0.06        $  0.05        $  0.12

2. SHAREHOLDERS' EQUITY

     In June 2000, the Company completed its initial public offering (the "Offering") of 6,900,000 shares of its Common Stock. The Company sold these shares, including 900,000 shares issued in connection with the exercise of the underwriters' over-allotment option, at a price of $15.00 per share. The Company received aggregate proceeds of approximately $94.0 million in cash (net of underwriting discounts and commissions and estimated offering costs). Upon consummation of the Offering, all outstanding shares of the Company's Convertible Preferred Stock were automatically converted into an aggregate of 26,804,912 shares of Common Stock.

3. ACQUISITION

     On October 17, 2000, the Company announced that it had entered into a definitive merger agreement with Galileo Technology Ltd., a corporation incorporated under the laws of Israel. The merger agreement provides that Toshack Acquisitions, a direct wholly-owned subsidiary of the Company, will merge into Galileo. As a result of the merger, Galileo will become a wholly-owned subsidiary of Marvell. The merger agreement provides that upon completion of the merger Galileo shareholders will be entitled to receive as fixed consideration 0.674 shares of Marvell common stock for each outstanding ordinary share of Galileo

                         MARVELL TECHNOLOGY GROUP LTD.

                                  (UNAUDITED)

they hold. The merger is intended to create a combined company that can provide end-to-end silicon solutions to communications equipment vendors.

     Completion of the merger is subject to the satisfaction of a number of conditions, including the approval of shareholders of the Company and Galileo, the receipt of various regulatory approvals under Israeli law, the receipt of a favorable tax ruling from Israeli tax authorities and the expiration of regulatory waiting periods under United States and Israeli law. The merger will be accounted for as a purchase and is expected to close in the first calendar quarter of 2001. If the merger is not completed, Marvell may be required to pay Galileo an expense reimbursement of $5 million and, in some instances if an acquisition or similar transaction involving Marvell potentially exists or occurs, liquidated damages of $80 million.

4. COMMITMENTS AND CONTINGENCIES

     The Company entered into a new lease commitment on June 1, 2000 for approximately 31,000 square feet of supplemental office space in Sunnyvale, California, with occupancy scheduled for December 2000, pending completion of leasehold improvements being made to the facility. The lease term is for five years commencing July 1, 2000. Monthly rental payments are approximately $110,000 for the initial twelve months, and increase at a rate of 4% per year compounded annually.

     In August 2000, Gordon M. Steel, the Company's former Chief Financial Officer, filed a complaint in California Superior Court against the Company alleging claims for wrongful termination, breach of the covenant of good faith and fair dealing, and defamation. These claims relate to Mr. Steel's separation from the Company in April 2000. The Company believes that the complaint is without merit and is currently defending itself against it.

5. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133" ("SFAS 137"). SFAS 137 defers for one year the application of Statement of Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS") to all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition" in Financial Statements. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management does not expect the adoption of SAB 101 to have a material effect on the Company's operations or financial position. The Company is required to adopt SAB 101 in the fourth quarter of fiscal 2001.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Bermuda law permits a company to indemnify its directors and officers, except for any act of fraud or dishonesty. Marvell has provided in its Bye-laws that the directors and officers and the liquidators and trustees, if any, of Marvell will be indemnified and secured harmless to the full extent permitted by law out of the assets of Marvell from and against all actions, costs, charges, losses, damages and expenses incurred by reason of any act done, concurred in or omitted in or about the execution of their duties or supposed duties, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to Marvell shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to Marvell shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, other than in the case of any fraud or dishonesty. In addition, Marvell has provided in its Bye-laws that each shareholder of Marvell agrees to waive any claim or right of action, individually or in the right of Marvell, against any director or officer of Marvell on account of any action taken by such director or officer, or the failure of such director or officer to take any action, in the performance of his duties with or for Marvell, other than with respect to any matter involving any fraud or dishonesty on behalf of such director or officer. Marvell's Bye-laws provide that the waiver is not applicable to claims arising under United States federal securities laws.

     Bermuda law also permits Marvell to purchase insurance for the benefit of its directors and officers against any liability incurred by them for the failure to exercise the requisite care, diligence and skill in the exercise of their powers and the discharge of their duties, or indemnifying them in respect of any loss arising or liability incurred by them by reason of negligence, default, breach of duty or breach of trust. Marvell has indemnification insurance for its officers and directors.

ITEM 21. EXHIBITS.

     See the Exhibit Index attached to this registration statement and incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (e) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (d) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on December 11, 2000.


                                          MARVELL TECHNOLOGY GROUP LTD.

                                          By:      /s/ SEHAT SUTARDJA
                                            ------------------------------------
                                          Name: Sehat Sutardja
                                          Title:  Chief Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated below and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *                             Co-Chairman of the Board,    December 11, 2000
-----------------------------------------------------         President and
                   Sehat Sutardja                        Chief Executive Officer
                                                           (Principal Executive
                                                                 Officer)

                          *                            Chief Financial Officer and   December 11, 2000
-----------------------------------------------------   Vice President of Finance
                    George Hervey                        (Principal Financial and
                                                           Accounting Officer)

                          *                            Executive Vice President and  December 11, 2000
-----------------------------------------------------            Director
                      Weili Dai

                          *                            Vice President and Director   December 11, 2000
-----------------------------------------------------
                   Pantas Sutardja

                          *                              Co-Chairman of the Board    December 11, 2000
-----------------------------------------------------
                  Diosdado Banatao

                          *                                      Director            December 11, 2000
-----------------------------------------------------
                    Herbert Chang

                          *                                      Director            December 11, 2000
-----------------------------------------------------
                   John M. Cioffi

                          *                                      Director            December 11, 2000
-----------------------------------------------------
                    Paul R. Gray

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *                                      Director            December 11, 2000
-----------------------------------------------------
                    Ron Verdoorn

               *By: /s/ SEHAT SUTARDJA
  ------------------------------------------------
                   Sehat Sutardja
                 as attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 2.1     Agreement of Merger dated as of October 16, 2000 among
         Marvell, Galileo Technology Ltd. and Toshack Acquisitions
         Ltd., attached as Appendix A to the joint proxy
         statement/prospectus which is part of this registration
         statement.
 3.1     Memorandum of Association of the registrant, incorporated by reference to Exhibit 3.1 of the registrant's registration
         statement on Form S-1 (file no. 333-33086).
 3.2     Amended and Restated Bye-laws of the registrant,
         incorporated by reference to Exhibit 3.3 of the registrant's registration statement on Form S-1 (file no. 333-33086).
 4.1     Specimen common stock certificate of the registrant,
         incorporated by reference to the registrant's registration statement on Form S-1 (file no. 333-33086).
 5.1     Opinion of Conyers Dill & Pearman.*
 8.1     Tax Opinion of Gibson, Dunn & Crutcher LLP.
 8.2     Tax Opinion of Weil, Gotshal and Manges LLP.
10.1     1995 Stock Option Plan, incorporated by reference to the
         registrant's registration statement on Form S-1 (file no.
         333-33086).
10.2     1997 Directors' Stock Option Plan, incorporated by reference to the registrant's registration statement on Form S-1 (file
         no. 333-33086).
10.3     2000 Employee Stock Purchase Plan, incorporated by reference to the registrant's registration statement on Form S-1 (file
         no. 333-33086).
10.4     Sublease between Netscape Communications, Inc. and Marvell
         Semiconductor, Inc. dated October 1, 1998, incorporated by reference to the registrant's registration statement on Form
         S-1 (file no. 333-33086).
10.5     First Amendment to Sublease between Netscape Communications,
         Inc. and Marvell Semiconductor, Inc. dated October 1, 1999, incorporated by reference to the registrant's registration statement on Form S-1 (file no. 333-33086).
10.6     Investor Rights Agreement dated September 10, 1999,
         incorporated by reference to the registrant's registration statement on Form S-1 (file no. 333-33086).
10.7     Wafer Purchase Agreement by and between Marvell Technology
         Group Ltd. and Taiwan Semiconductor Manufacturing
         Corporation dated June 30, 1997, incorporated by reference to the registrant's registration statement on Form S-1 (file
         no. 333-33086).
10.8     Master Development, Purchasing and License Agreement between
         Intel Corporation and Marvell Semiconductor, Inc. (portions redacted pursuant to a request for confidential treatment
         granted by the Securities Exchange Commission June 26,
         2000), incorporated by reference to the registrant's
         registration statement on Form S-1 (file no. 333-33086).
10.9     Lease Agreement dated June 1, 2000 by and between Marvell
         Semiconductor, Inc. and 525 Almanor LLC, incorporated by
         reference to Exhibit 10.9 of the registrant's quarterly
         report on Form 10-Q for the period ended July 31, 2000.
21.1     Subsidiaries of the registrant.
23.1     Consent of Conyers Dill & Pearman (included in Exhibit
         5.1).*
23.2     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
         8.1).
23.3     Consent of Weil, Gotshal and Manges LLP (included in Exhibit
         8.2).
23.4     Consent of PricewaterhouseCoopers LLP, Independent
         Accountants.
23.5     Consent of Ernst and Young LLP, Independent Auditors.
24.1     Power of Attorney (included on signature page of this
         registration statement).*
99.1     Form of Marvell proxy card.
99.2     Form of Galileo proxy card.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
99.3     Opinion of Goldman, Sachs & Co., attached as Appendix C to the joint proxy statement/prospectus which is part of this registration statement.
99.4     Opinion of Salomon Smith Barney, attached as Appendix D to the joint proxy statement/prospectus which is part of this registration statement.
99.5     Consent of Goldman, Sachs & Co.
99.6     Consent of Salomon Smith Barney.*


-------------------------

* Previously filed with this registration statement.